
200F7sWHx8uSvXjbo

| MIDLAND NATIONAL LIF | Donnelley Financial | PA8710AM128806 22.3.29.0 | LSW wagnt0sw | 20-Apr-2022 13:25 EST | | 196541 FS 1 | 8* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 2

As filed with the Securities and Exchange Commission on April 29, 2022

Registration Nos. 333-262682
811-07772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 1   ☒
Post-Effective Amendment No. ___   ☐
And

REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 147   ☒

Midland National Life Separate Account C
(Exact Name of Registrant)

MIDLAND NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)

One Sammons Plaza, Sioux Falls, SD 57193
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code:
(605) 335-5700

Name and Address of Agent for Service: *Copy to:*

Brett L. Agnew, Esq.   **Dodie C. Kent, Esq.**
Vice President, Associate General Counsel   **Eversheds-Sutherland (US) LLP**
Midland National Life Insurance Company   **The Grace Building, 40th Floor**
Sammons Financial Group   **1114 Avenue of the Americas**
8300 Mills Civic Parkway   **New York, NY 10036-7703**
West Des Moines, IA 50266

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.



200F7sWHx8uSvXjbo

| **MIDLAND NATIONAL LIF** | Donnelley Financial | PA8710AM128806 22.3.29.0 | LSW wagnt0sw | **20-Apr-2022 13:25 EST** | | **196541 FS 1** | **8*** |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | HMS ESS | 0C |

Page 2 of 2

It is proposed that this filing will become effective:

       As soon as practicable after the effective date of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 00:25 EST | | 245446 TX 1 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Midland Advisory Registered Index-Linked and Variable Annuity Prospectus

April 29, 2022

A Flexible Premium Deferred Registered Index Linked and Variable Annuity
issued by: Midland National Life Insurance Company
through the Midland National Life Separate Account C

This prospectus describes the Midland Advisory Registered Index-Linked and Variable Annuity (the "Contract(s)") issued by Midland National Life Insurance Company (the "Company," "us," "we," "our"). This prospectus provides information you should know before purchasing the Contract.

The Contract is designed to aid in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other savings needs. The Contract is available for purchase through financial intermediaries ("Advisors") that may charge a fee for their asset management and/or investment advisory services ("Advisory Fee"). The Company is not a party to the Advisory Fee. The Advisory Fee that your Advisor charges you, if any, is solely between you and your Advisor, and is in addition to the fees and expenses for the Contract described in this prospectus. You may elect to have the Advisory Fee deducted from your Contract Value or arrange to pay the Advisory Fee from a separate source. If you choose to pay the Advisory Fee from your Contract Value, this deduction will reduce the death benefit and annuity benefits under the Contract and may be subject to federal and state income taxes, including a 10% federal penalty tax if you are under age 59½.

The Contracts offer two types of investment options: (i) Cycle Investments, which are linked to the performance of an Index; and (ii) Subaccounts ("Subaccount(s)"), which, in turn, each invest in a mutual fund portfolio ("Investment Portfolio").

- Each Cycle Investment provides a return based on the performance, positive or negative, of the Index to which it is linked for specified period of time (the "Cycle Term"). Any positive return will be subject to either a Cap Rate or a Participation Rate. A Cap Rate is the maximum return that you could be credited on the last day of the Cycle Term (the "Cycle End Date"). A Participation Rate is the portion of positive Index performance that you will be credited on the Cycle End Date, and your potential increase is not subject to a maximum. Any negative return will be subject to a certain level of downside protection: in the form of either a Floor Rate or Buffer Rate. A Floor Rate is the maximum loss that you will bear on the Cycle End Date. A Buffer Rate is the maximum Index loss that the Company will protect you from on the Cycle End Date, and you will be subject to any loss in excess of the Buffer Rate.

  The value of your Cycle Investment on any day is calculated by multiplying the Cycle Investment Unit Value for that day by the number of Cycle Investment Units credited to your Contract ("Cycle Investment Value"). The Initial Cycle Investment Unit Value on any Cycle Start Date is $10.00, and we determine the number of Cycle Investment Units initially credited to your Contract by dividing your initial premium payment by the Initial Cycle Investment Unit Value. On each Business Day, an independent third party (the "Fair Value Calculation Agent") determines the Fair Value for each Cycle Investment based on the financial instruments that equal the Cycle Investment at maturity. We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. Your Cycle Investment Value is the amount available for withdrawals prior to the Cycle End Date, including Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), withdrawals to pay advisory fees, payment of a death benefit or annuitization. You should seek advice from financial and/or tax professionals before investing in the Cycle Investments.

  Your accumulation value in each Subaccount will increase or decrease based on investment performance of the underlying Investment Portfolio. This means that a Subaccount's Accumulation Unit Value is not based on a Fair Value calculation, unlike a Cycle Investment Unit Value prior to the Cycle End Date.

You should also note that Index-linked annuity contracts are complex insurance and investment vehicles, and before you purchase the contract, you should carefully read the this prospectus and speak with your financial professional about the Contract's features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objective. You should also consult with a tax professional.

There are risks associated with investing in the Cycle Investments. You may lose money, up to all or a significant amount of your principal investment and earnings from prior Cycle Investment periods that are reinvested. Prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means on any day prior to the



200FGVg%=$6BjCa5m

| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | **20-Apr-2022 00:26 EST** | | **245446 TX 2** | 6* |
| **MIDLAND ADVISORY RIL** | None | | CHW | **19-Apr-2022 20:46 EST** | **MRKD** | HMS ESS | 0C |

Page 1 of 1

Cycle End Date if you make a withdrawal (including withdrawals to pay Advisory Fees, systematic withdrawals and required minimum distributions), surrender or annuitize the Contract, or if the death benefit becomes payable, your Cycle Investment Value could reflect lower gains and higher losses than on the Cycle End Date. There are also risks associated with investing in the Subaccounts, including the risk of loss of up to all or a significant amount of your principal investment and any earnings. You should not buy this Contract if you are not willing to assume these investment risks. The obligations under the Contract other than those related to the Subaccounts are subject to the creditworthiness and claims-paying ability of the Company. *See* **RISK FACTORS on page 58 of this prospectus.**

If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract Value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply. See "Right to Cancel" in this prospectus for more detail.

The Contract described in this Prospectus:

- **Is not a bank deposit;**

- **Is not an obligation or guarantee of a bank or credit union;**

- **Is not insured or guaranteed by the FDIC or a government agency;**

- **Is subject to loss of principal.**

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission's staff and is available at Investor.gov.

The principal underwriter of the Contract is Sammons Financial Network, LLC. The offering of the Contract is intended to be continuous. This prospectus does not constitute an offering in any jurisdiction in which such offer may not be lawfully made.

The minimum initial premium payment is $50,000.

Prospectus Date: April 29, 2022



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 00:29 EST | | 245446 TX 3 | 7* |
| MIDLAND ADVISORY RIL | START PAGE | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

TABLE OF CONTENTS



| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS48 22.2.7.0 | ADG pf_rend | 10-Feb-2022 08:34 EST | | 245446 TX 4 | 7* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1



| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS48 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 5 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1


| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS48 22.2.7.0 | ADG pf_rend | 10-Feb-2022 08:34 EST | | 245446 TX 6 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

DEFINITIONS

For your convenience, below is a glossary of the special terms we use in this prospectus. These terms are generally capitalized throughout this document.

Accumulation Unit means the units credited to each Subaccount in the Registered Separate Account before the Maturity Date.

Accumulation Unit Value means the value of an Accumulation Unit of a Subaccount for a Valuation Period.

Accumulation Value means the sum of the amounts you have in the Subaccounts.

Advisor means a registered investment advisor providing asset management and/or investment advisory services to you with respect to your Contract Value.

Advisory Fee means the fees paid by you to an Advisor for asset management and/or investment advisory services with respect to your Contract Value. The Company is not a party to the Advisory Fee. The Advisory Fee, if any, is solely between you and your Advisor. You may elect to have the Advisory Fee deducted from your Contract Value or arrange to pay the Advisory Fee from a separate source.

Annuitant means the person(s) whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The Annuitant may not be changed during the Annuitant's lifetime. If you elect the Joint and Survivor Income Payment option, the duration of any annuity payment will depend on the life of the Annuitant and the Joint Annuitant.

Annuitization means an election of an annuity payment option.

Annuitize means an election to receive regular income payments from your Contract under one of the annuity payment options. An election to annuitize your Contract is irrevocable. If you elect to annuitize your Contract, you will no longer be able to exercise any liquidity (e.g., withdrawal or surrender) provision that may have previously been available.

Beneficiary means the person or persons to whom the Contract's Death Benefit will be paid in the event of the death of the Owner.

Buffer Rate means the rate used to determine the Cycle End Date Unit Value Buffer as described in "Valuation of a Cycle Investment - On the Cycle End Date" later in this Prospectus. It represents the maximum loss due to negative Index performance from which the Owner is protected on a Cycle End Date. The Buffer Rate does not apply before the Cycle End Date.

Business Day means any day the New York Stock Exchange is open for regular trading. Our Business Day ends when the New York Stock Exchange closes for regular trading, generally 3:00 p.m. Central Time.

Cap Rate means the rate used to determine the Cycle Investment's Unit Value gain. It represents the maximum potential increase in the Cycle Investment Unit Value for a Cycle Investment on the Cycle End Date for Cycles with a Cap Rate Crediting Type.

Contract Anniversary means the same date in each Contract Year as the Issue Date.

Contract Month means a month that starts on the same date as the Issue Date in each month. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; subsequent Contract months will begin on the first day of each month (March 1, March 31, May 1, May 31, etc.).

Contract Quarter means a three-month period that starts on the same date as the Issue Date in each three-month period. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; Contract quarters will begin on the first day of each quarter (May 1, July 31, and October 31).

Contract Value means the sum of amounts invested in the Cycle Investments and the Subaccounts, plus any amounts in the Default Account.

Contract Year means a year that starts on the Issue Date or on each Contract Anniversary thereafter.


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | **20-Apr-2022 00:32 EST** | | **245446 TX 7** | **4*** |
| **MIDLAND ADVISORY RIL** | None | | CHW | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | **0C** |

Page 1 of 1

Crediting Type means the upside investment exposure type associated with a Cycle Investment. We offer two upside investment exposure types: (i) the Cap Rate, and (ii) the Participation Rate.

Customer Service Center means where you must send correspondence, service or transaction requests, and inquiries. ***Please note***: Premium payments must be sent to P.O. Box 9261, Des Moines, IA 50306-9261. The overnight mailing address is Midland National, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833. This should only be used for mail delivered via a courier.

Cycle Business Day means any Business Day on which the Cycle Investment Unit Value for a Cycle Investment is determined.

Cycle End Date means the Cycle Business Day on which a Cycle Investment is scheduled to end. Any Cycle End Date will be the Business Day prior to the 3rd Thursday of each month, provided the 3rd Thursday is a Business Day. If the 3rd Thursday of the month is not a Business Day, the following Business Day will be used.

Cycle Investment means an index-linked investment under the Contract that has a specific Index, Cycle Term, Cycle Start Date, Cycle End Date, Floor Rate or Buffer Rate and Cap Rate or Participation Rate.

Cycle Investment Unit means the measurement we use to calculate a Cycle Investment Value. Units may only be purchased on the Cycle Start Date.

Cycle Investment Unit Value means the value of a Cycle Investment Unit on a Cycle Investment Business Day. The Initial Cycle Investment Unit Value on any Cycle Start Date is $10.00. Prior to the Cycle End Date, the Cycle Investment Unit Value is determined by the Fair Value and will be limited by the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor and Buffer rates do not apply.

Cycle Investment Value means the sum of the amounts you have invested in the Cycle Investments. The value of a Cycle Investment on any Cycle Business Day is equal to the number of Cycle Investment Units multiplied by that day's Cycle Investment Unit Value. We also use this term, in context, to define the amount you have invested in a single Cycle Investment.

Cycle Start Date means the Business Day on which a Cycle Investment is established. Any Cycle Start Date will be the 3rd Thursday of each month, provided the 3rd Thursday is a Business Day. If the 3rd Thursday of the month is not a Business Day, the following Business Day will be used.

Cycle Structure means the downside protection type associated with a Cycle Investment. We offer two downside protection types: (i) the Floor Rate, and (ii) the Buffer Rate.

Cycle Term, for any Cycle Investment, means the period from the Cycle Start Date to the Cycle End Date.

Cycle Type means all Cycle Investments having the same Index, Crediting Type, Cycle Term, Cycle Structure, and Floor Rate or Buffer Rate.

Death Benefit means the amount that we will pay to the Beneficiary in the event of the death of the Owner if the Contract is still in force and in the Accumulation phase. The amount of the Death Benefit will be determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order.

Default Account means the Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount, which is used to hold the following: (i) premium payments designated for a new Cycle Investment(s) upon allocation to the Contract, (ii) transfers of Contract Value designated for a new Cycle Investment(s) as of one Business Day prior to the Cycle Start Date, (iii) proceeds from a maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment, and (iv) proceeds from a maturing Cycle Investment for which we have no instructions or for which the Cycle Investment does not launch. The Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount is not available for direct investment.

Fair Value means a value used to determine the Cycle Investment Unit Value on each Business Day during the Cycle Term prior to the Cycle End Date. It is the Fair Value of the Cycle based on the current value of the financial instruments used to calculate the Cycle payout on the Cycle End Date as determined by the independent third party Fair Value Calculation Agent.

Fair Value Calculation Agent means an independent third party with whom the Company contracts to determine the Fair Value of a Cycle Investment during the Cycle Term. Currently, the Fair Value Calculation Agent is S&P Global Market Intelligence. We may use different Fair Value Calculation Agents for different Cycle Investments.


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 00:34 EST | | 245446 TX 8 | 5* |
| **MIDLAND ADVISORY RIL** | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Floor Rate means the rate used to determine the Cycle End Date Unit Value Floor as described in "Valuation of a Cycle Investment—On the Cycle End Date" later in this Prospectus. It represents the maximum potential loss in Cycle Investment Unit Value for a Cycle Investment on the Cycle End Date. The Floor Rate does not apply before the Cycle End Date.

General Account means assets we own that are not in a separate account, but rather are held as part of our general assets and are subject to claims of our general creditors.

Good Order means all of the information necessary to process a transaction, as we determine in our discretion. Transaction requests will generally be processed on the Business Day they are received at the Customer Service Center as long as the request is in Good Order. For more detailed information see "Administrative Procedures."

Index means the index to which a Cycle Investment is linked.

Index Value means the value of an Index as reported to us by the Index provider.

Indicative Rates means the rates we post and update on our website every Tuesday before any Cycle Start Date. They are the Cap Rate(s) or Participation Rate(s) we would declare if that day was a Cycle Start Date, based on then current market conditions.

Initial Cycle Investment Unit Value means the Cycle Investment Unit Value on any Cycle Start Date. The Initial Cycle Investment Unit Value is set as $10.00 for each Cycle on the Cycle Start Date.

Investment Options means the investments available under the Contract, which are: (i) the Cycle Investments, each of which is linked to the performance of a specified Index; and (ii) the Subaccounts, which are each a division of our Registered Separate Account, each of which, in turn, invests exclusively in one share class of one Investment Portfolio.

Investment Portfolio means a mutual fund portfolio in which a Subaccount invests.

Issue Age means the age of the Owner on the last birthday before the Issue Date.

Issue Date means the date the Contract goes into effect.

Maturity Date means either the date, specified in your Contract, on which income payments will begin, or an earlier date that you specify. The earliest possible Maturity Date is the first Contract anniversary, at which time you may annuitize your full Contract Value. The maximum Maturity Date is the Contract anniversary immediately following the Annuitant's 115th birthday.

Non-Registered Separate Account means the separate account under the Contract that holds amounts allocated to the Cycle Investments. The Non-Registered Separate Account is non-unitized, was established under Iowa law and is not registered under the Investment Company Act of 1940.

Owner means the person(s) or entity that is named in the application or on the latest change filed with us who is entitled to exercise all rights and privileges provided in the Contract.

Participation Rate means the rate used to determine the Cycle Investment's Unit Value gain. It represents the portion of positive Index performance for a Cycle Investment that your Cycle Investment Unit Value will participate in on the Cycle End Date for Cycles with a Participation Rate Crediting Type.

Payee means the person who is entitled to receive annuity payments after Annuitization. On or after the Maturity Date, the Owner will be the Payee. The Beneficiary is the Payee of the proceeds at the death of the Owner, if the date of death is prior to the Maturity Date.

Principal Office means Midland National Life Insurance Company's principal place of business located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. ***Please note***: You must send all correspondence, service or transaction requests, inquiries, and premium payments to our Customer Service Center.

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to us.

Proportional Cap Rate means the proportion of the Cap Rate used to determine the maximum potential increase in Cycle Investment Unit Value before the Cycle End Date for Cycles with a Cap Rate Crediting Type. The Proportional Cap Rate is equal to the Cap Rate multiplied by the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term. The Proportional Cap Rate does not apply if the Cap Rate is unlimited.


Proportional Participation Rate means the proportion of the positive Index performance used to determine the maximum increase in Cycle Investment Unit Value before the Cycle End Date for Cycles with a Participation Rate Crediting Type. The Proportional Participation Rate is equal to the Index gain since the Cycle Start Date multiplied by the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term.

Rate Threshold means the minimum Cap Rate we will declare for any Cycle Type with a Cap Rate Crediting Type or the minimum Participation Rate we will declare for any Cycle Type with a Participation Rate Crediting Type. Each Cycle Type will have a specific Rate Threshold. A Cycle Investment will not be launched on a scheduled Start Date if the resulting Cycle Cap Rate or Cycle Participation Rate is lower than its Rate Threshold.

Registered Separate Account means Midland National Life Separate Account C, which receives and invests your premiums that are allocated to, and Contract Value that is transferred to, the Subaccounts. Our Registered Separate Account is divided into Subaccounts. Separate Account C is registered as an investment company under the Investment Company Act of 1940, as amended.

Subaccount means a division of our Registered Separate Account which invests exclusively in one share class of one Investment Portfolio. We may use this term interchangeably with the term "Investment Division."

Surrender Value means the Contract Value on the date of surrender less any applicable state premium tax. This may also be referred to as Cash Surrender Value.

Unit Value Cap means the maximum Cycle Investment Unit Value at any time during the Cycle Term prior to the Cycle End Date with a Cap Rate Crediting Type.

Valuation Period means the time beginning at the close of regular trading on the New York Stock Exchange (generally 3:00 p.m., Central Time) on one Business Day and ending at the close of regular trading on the New York Stock Exchange on the next Business Day. Midland National reserves the right to revise the definition of Valuation Period as needed in accordance with applicable federal securities laws and regulations.

Written Notice or Written Request means a notice or request submitted in a written form satisfactory to us, that is signed by the Owner and received by us in Good Order at our Customer Service Center, P.O. Box 9261, Des Moines, IA 50306-9261 or via fax (866) 511-7038. The overnight mailing address is Midland National Customer Service Center, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 00:40 EST | | 245446 TX 10 | 8* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES AND EXPENSES		LOCATION IN PROSPECTUS
Charges for Early Withdrawals	The Contract does not include charges for early withdrawal.	The Cycle Investment Options - Examples
	If you withdraw money from a Cycle Investment Option prior to the Cycle End Date, you will receive the Cycle Investment Unit Value. We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means you can lose up to 100% of your principal invested in a Cycle Investment upon withdrawal prior to the Cycle End Date.	
Transaction Charges	In addition to the charges for early withdrawals, we reserve the right to impose a Transfer Fee of $15.00 per transfer on transfers among Subaccounts and between Subaccounts and Cycle Investments in excess of 12 per Contract Year. We are not currently charging this fee. We will never charge for any transfers of initial or additional premium payments that included allocation instructions to Cycle Investment Options for the next Cycle Start Date.	Charges, Fees and Deductions - Transaction Expenses – Transfer Fee
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay *each year*, if you allocate premiums and/or your Contract Value to the Subaccounts, depending on the Investment Portfolios that you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected. Fees and expenses in the table do not reflect any Advisory Fees paid from your Contract Value or other assets of yours. If such charges were reflected, the fees and expenses would be higher.	Charges, Fees and Deductions

Annual Fee	Minimum	Maximum
Base Contract Expenses[1]	0.40%	0.40%
Investment Portfolios[2] (Portfolio Company fees and expenses)	0.72%	1.06%

[1]	As a percentage of the Accumulation Value. These fees are not applied against the Cycle Investment Value.	Charges, Fees and Deductions
[2]	As a percentage of Investment Portfolio assets. These fees are not applied against the Cycle Investment Value.	

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay *each year,* based on current charges..



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| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS48 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 11 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

FEES AND EXPENSES

<table>
<tr><th>Lowest Annual
Cost: $ $1,037</th><th>Highest Annual
Cost: $$1,330</th></tr>
<tr><td>Assumes:</td><td>Assumes:</td></tr>
<tr><td>

- Investment of $100,000 (to the Subaccounts only)
- 5% annual appreciation
- Least expensive investment portfolio fees and expenses
- Base Contract Expenses of 0.40%
- No Surrender Charges or Advisory Fees
- No additional premium payments, transfers, or withdrawals

</td><td>

- Investment of $100,000 (to the Subaccounts only)
- 5% annual appreciation
- Most expensive investment portfolio fees and expenses
- Base Contract Expenses of 0.40%
- No Surrender Charges or Advisory Fees
- No additional premium payments, transfers, or withdrawals

</td></tr>
</table>

LOCATION IN PROSPECTUS

RISKS

		LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in this Contract, including loss of principal and prior Contract earnings.	Principal Risks
Not a Short-Term Investment	This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.	Principal Risks

The benefit of tax deferral means the Contract is more beneficial to investors with a long time horizon.

Prior to the Cycle End Date, the Cycle Investment Unit Value, which is based on the Fair Value, will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Your Cycle Investment Value is the amount available for withdrawals prior to the Cycle End Date, including withdrawals to pay Advisory Fees, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization.


		LOCATION IN PROSPECTUS

RISKS

Risks Associated with Investment Options

- An investment in this Contract is subject to the risk of poor investment performance of the Cycle Investments and the Investment Portfolios that you select.

- Each Cycle Investment, Subaccount, and the Default Account has its own unique risks.

- You should review this prospectus as well as the prospectuses for available Investment Portfolios.

Principal Risks

Insurance Company Risks

Any obligations, guarantees, and benefits of the Contract are subject to our claims-paying ability. If Midland National experiences financial distress, it may not be able to meet its obligations to you. More information about Midland National, including its financial strength ratings, is available upon request. You may make such request by calling 1-866-747-3421 or visiting https://www.midlandnational.com/midlandadvisory.

Principal Risks

		LOCATION IN PROSPECTUS

RESTRICTIONS

Investments

- We reserve the right not to offer any Cycle Investments and to reject or limit the amount that may be invested in a Cycle Investment.

- You are not permitted to transfer Contract Value into a Cycle Investment on any day other than a Cycle Start Date.

- Currently, we allow unlimited transfers without charge among Subaccounts and between the Subaccounts and Cycle Investments during the Accumulation Phase. However, we reserve the right to impose a charge for transfers in excess of 12 per year.

- Currently, we allow you to invest in an unlimited number of Investment Options at one time. However, we reserve the right to limit the number of Subaccounts and/or Cycle Investments in which you may invest at any one time.

- We reserve the right to limit transfers among Subaccounts in circumstances of frequent or large transfers.

- We reserve the right to remove or substitute the Subaccounts and/or Cycle Investments currently available.

The Cycle Investments; Subaccounts

		LOCATION IN PROSPECTUS

Benefits

If the contract holder elects to pay third-party advisory fees from his or hers Contract Value, the Death Benefit and annuity benefit will be reduced by the amount of the third-party advisory fees paid. In addition, federal and state income taxes, including the 10% federal penalty tax if you are under age 50½, may apply.

Advisory Fees Deducted From Contract Value; Federal Tax Status

		LOCATION IN PROSPECTUS

TAXES

Tax Implications

- You should consult with a tax professional to determine the tax implications of an investment in, withdrawals from and payments received under the Contract.

- If you purchase the Contract through a qualified retirement plan or individual retirement account (IRA), you do not receive any additional tax benefit.

- Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59½.

Federal Tax Status

		LOCATION IN PROSPECTUS

CONFLICTS OF INTEREST

Investment Professional Compensation

In order to purchase the Contract, you must engage an Advisor that provides investment advice with respect to the Contract. We do not pay sales commissions to your Advisor in connection with sales of the Contracts. Your Advisor may charge an Advisory Fee. We do not set your

Distribution of the Contract


200FGVg%=$6oNKkf_

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 00:55 EST | | 245446 TX 13 | 7* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

		LOCATION IN PROSPECTUS

RISKS

Advisory Fee. We may deduct the Advisory Fee from your Contract Value if you elect to have the Advisory Fee that your Advisor charges deducted from your Contract Value. However, we do not retain any portion of these fees.

Advisors and their managers may be eligible for benefits in connection with the Contract, such as production incentive bonuses, insurance benefits, and non-cash compensation items. Selling firms may also receive marketing support payments for marketing services and costs associated with Contract sales. These compensation arrangements create potential conflicts of interest that may influence your investment professional to recommend this Contract over another investment.

Exchanges

Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.

Tax-Free Section 1035 Exchanges

OVERVIEW OF THE MIDLAND ADVISORY REGISTERED INDEX-LINKED AND VARIABLE ANNUITY

Q: What is the Contract, and what is it designed to do?

A: The Midland Advisory Registered Index-Linked and Variable Annuity is designed to enable you to accumulate assets through Cycle Investments and Subaccounts of the Registered Separate Account. The Cycle Investments provide returns linked to the performance of a single specified Index. Each Subaccount invests in one share class of an Investment Portfolio.

The Contract can supplement your retirement income by providing a stream of income during the Income Phase. Before you begin income payments, the Contract also provides a Death Benefit for your designated beneficiaries. The amount of the Death Benefit will be determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order.

The Contract is available through financial intermediaries ("Advisors") that may charge an Advisory Fee for their asset management and/or investment advisory services. You may elect to have the Advisory Fee that your Advisor charges, if any, deducted from your Contract Value or arrange to pay the Advisory Fee from a separate source. If you choose to pay the Advisory Fee from your Contract Value, this deduction will reduce the Death Benefit and annuity benefits under the Contract and may be subject to federal and state income taxes, including a 10% federal penalty tax if you are under age 59½. See "Advisory Fees Deducted From Contract Value" for more information.

The Contract may be appropriate if you have a long term investment horizon. It is not intended for people who need to take early or frequent withdrawals or who intend to engage in frequent trading among the Subaccounts. Because of the possibility of income tax and tax penalties on early withdrawals, the Contract should not be viewed as a short-term investment vehicle. In addition, prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value. The Cycle Investment Unit Value will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

For these reasons, your financial goal in acquiring the Contract should focus on a long-term insurance product, offering the prospect of investment growth.

Q: How do I accumulate assets in the Contract and receive income from the Contract?

A: The Contract has two phases: the Accumulation Phase and the Income Phase.

8


200FGVg%=$6s@!e5,

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 01:00 EST | | 245446 TX 14 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

1. Accumulation Phase

During the Accumulation Phase, subject to certain restrictions, you may apply premium payments to the Contract and allocate the premium payments among:

- Available Cycle Investments, each which provides a return linked to the performance of a specified Index over a specified Cycle Term. We provide a summary regarding investing in the Cycle Investments immediately following this section in "Summary – Common Questions Related to the Cycle Investments."

- Available Subaccounts, each of which invests an Investment Portfolio which has its own investment strategy, investment adviser, expense ratio and returns.

See **The Cycle Investment Options** for additional information about available Cycle Investments. A list of the Investment Portfolios offered through the Subaccounts appears at the back of this Prospectus in **APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT.**

2. Income Phase

During the Income Phase, you may receive annuity payments under the Contract by applying your Contract Value to an annuity payment option. Depending on the income payment option you select, payments may continue for the life of the Annuitant (and the Joint Annuitant, if any) or for a specified period between five and twenty years.

When you elect to annuitize the Contract, your Contract Value will be converted into income payments and you will no longer be able to make withdrawals from the Contract. At this time, the Accumulation Phase will end, and the Death Benefit will terminate.

Q: What are the primary features and options of the Contract?

A. **Contract Types.** The Contract is available for purchase as a Non-Qualified Contract for accounts that do not qualify for special federal tax advantages under the Internal Revenue Code and as a Qualified Contract for retirement accounts that qualify for such tax advantages. The Contract does not offer any additional tax benefits when purchased in a retirement account.

B. **Available Investments.** You may allocate your Contract Value to one or more Cycle Investments and/or to one or more Subaccounts.

C. **Accessing Your Money.** You may make a full or partial withdrawal of your Contract Value at any time before the Maturity Date by submitting a written request to our Customer Service Center. You may also submit requests for partial withdrawals by telephone with prior authorization.

D. **Tax Treatment.** You may transfer your Contract Value among Investment Options without tax implications. Returns credited to your Contract are generally tax-deferred and are taxed only when (1) you make a partial or full withdrawal; (2) you receive an Annuity Payment under the Contract; or (3) upon payment of the Death Benefit.

E. **Death Benefit.** Your Contract includes a Death Benefit payable to your designated beneficiaries. The amount of the Death Benefit will be determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order.

F. **Additional Features and Services.** We make certain optional services available under the Contract at no additional charge:

- The Dollar Cost Averaging Program allows you to systematically transfer a set amount from a Subaccount to any other Subaccount on a regular schedule. This program does not permit Contract Value to be transferred to or from any Cycle Investments.

- The Automatic Rebalancing Program automatically rebalances your Accumulation Value among your selected Subaccounts in order to restore your allocation to the original level. Contract Value allocated to the Cycle Investments cannot participate.

- Systematic Withdrawals enable you to automatically withdraw a portion of your Contract Value at a frequency you select. If you chose to take Systematic Withdrawals from a Cycle Investment prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal, including a Systematic Withdrawal, prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. You should consult with a financial professional before taking Systematic Withdrawals from the Cycle Investments prior to the Cycle End Date.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-168 22.2.1.0 | ADG heimj0px | 10-Feb-2022 23:04 EST | | 245446 TX 15 | 8* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

SUMMARY QUESTIONS RELATED TO THE CYCLE INVESTMENTS

Q: What are Cycle Investments?

A Cycle Investment provides the opportunity to tie your investment to the performance of an Index. Each time you allocate a premium payment and/or Contract Value to a Cycle Investment, you must make the following investment decisions:

- What Index do I want my investment return to be based on?

- How long do I want to tie investment to that Index's performance?

- How much and what type of downside investment protection do I want?

- What type of upside investment exposure do I want?

- Is the level of upside investment exposure that is available with my chosen Index, investment timeframe and downside protection sufficient in terms of my financial needs and goals?

Q: What are the elements of a Cycle Investment?

The component parts of a Cycle Investment are as follows:

The *Index* to which your investment linked.

The period between the Cycle Start Date and the Cycle End Date, or the *Cycle Term*;

The type of downside protection ("Cycle Structure"), which are either: (i) the maximum loss you will incur due to negative Index performance for the Cycle Term, or the *Floor Rate*, or (ii) the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you, or the *Buffer Rate*.

The type of upside investment exposure ("Crediting Type"), which are either: (i) the maximum rate of return at the end of the Cycle Term, or the *Cap Rate*, or (ii) the portion of positive Index performance for the Cycle Term in which you will participate, or the *Participation Rate*.

Q: What Indexes are currently available?

- **S&P 500® Price Return Index (Bloomberg Ticker: SPX)**, which is a market-capitalization-weighted index of the 500 largest U.S. publicly-traded companies, **which does not include dividends or distributions.**

- **MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA)**, which is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada, and is available for a number of regions, market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries, **and which does not include dividends or distributions**.

- **Russell 2000 Price Return Index (Bloomberg Ticker: RTY)**, which is a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index and is largely regarded as a bellwether of the U.S. economy because of its focus on smaller companies that focus on the U.S. market, **and which does not include dividends or distributions**.

Q: What Cycle Investments are currently available?

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate	Crediting Type	Rate Threshold
S&P500	1	Buffer	-10%	Cap	5%
MSCI EAFE	1	Buffer	-10%	Cap	5%
S&P500	3	Buffer	-10%	Cap	5%
S&P500	6	Buffer	-10%	Participation	20%
S&P500	6	Buffer	-10%	Cap	12.5%
S&P500	6	Buffer	-20%	Cap	10%
S&P500	6	Buffer	-30%	Cap	7.5%
Russell 2000	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	1	Buffer	-10%	Participation	10%
S&P500	1	Buffer	-10%	Participation	10%
S&P500	1	Floor	-10%	Cap	2.5%
S&P500	3	Floor	-10%	Cap	2.5%


200FGVg%=Y3xqX!5=

| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS48 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 16 | 3* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Q: What is the Floor Rate?

The Floor Rate is a type of downside protection available under the Contract. It is the maximum loss due to negative Index performance that the Contract Owner will absorb over the Cycle Term. You will be protected against loss attributable to negative Index performance in excess of the Floor Rate on the Cycle End Date. Any percentage decline in an Index's performance reduces the Contract Owner's Cycle Maturity Value up to a maximum loss of the Floor Rate. For example, if you invest $100,000 in a Cycle Investment with a Floor Rate of 10% and do not take any withdrawals, the most you can lose on the Cycle End Date is $10,000, even if the Index decreases more than 10%. For more detailed examples, see "Appendix C – Cycle Investment Unit Value Examples – Floor Protection – on the Cycle End Date."

The Floor Rate only applies on the Cycle End Date. This means prior to the Cycle End Date, Midland will not protect you from any losses. See "Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Floor Rate and a Cap Rate – During the Cycle Term" for examples for how this feature works.

Q: What is the Buffer Rate?

The Buffer Rate is a type of downside protection available under the Contract. It is the amount of the Index's negative performance from which Midland will protect you on the Cycle End Date. You will be subject to any negative Index performance in excess of the Buffer Rate on the Cycle End Date. For example, if you invest $100,000 in a Cycle Investment with a Buffer Rate of 20% and do not take any withdrawals, on the Cycle End Date the Company will protect you from Index loss up to 20%, or $20,000. You would bear any Index loss in excess of 20%. This means that if the Index decreases 50%, the Company would protect you from the first $20,000 of loss, and you would bear any loss in excess of that amount, or, in this case, $30,000. For more detailed examples, see "Appendix C – Cycle Investment Unit Value Examples – Buffer Protection – on the Cycle End Date."

The Buffer Rate only applies on the Cycle End Date . This means prior to the Cycle End Date, Midland will not protect you from any losses. See "Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Buffer Rate and a Cap Rate – During the Cycle Term" or "Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Buffer Rate and a Participation Rate – During the Cycle Term" for examples of how this feature works.

Q: What is the Cap Rate?

The Cap Rate is a Crediting Type, which is a type of upside investment exposure, available under the Contract. It is the maximum potential increase due to positive Index performance that the Contract Owner may be credited on the Cycle End Date. The return on an Investment Cycle is limited to the Cap Rate even if the Index performance on the Cycle End Date is higher. For example, if you invest in a Cycle Investment with a Cap Rate of 8%, on the Cycle End Date you will be credited with any Index gain up to 8%. This means that if the Index increases 10%, your rate of return would be limited to 8%, which is the Cap Rate. If the Index increases 5%, your rate of return would be the full 5% because it is below the Cap Rate.

Prior to the Cycle End Date, the Proportional Cap Rate is used to determine your rate of return. See "Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Floor Rate and a Cap Rate – During the Cycle Term" or "Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Buffer Rate and a Cap Rate – During the Cycle Term" for examples of how this feature works.

Q: What is the Participation Rate?

The Participation Rate is a Crediting Type, which is a type of upside investment exposure, available under the Contract. It is the portion of any positive Index performance that the Contract Owner will participate in over the Cycle Term. The return on an Investment Cycle is not limited to a maximum amount. For example, if you invest in a Cycle Investment with a Participation Rate of 90%, on the Cycle End Date you will be credited with 90% of any Index gain, no matter how high or low the Index gain may be. This means that if the Index increases 10%, your rate of return would be 9%, which is 90% of the Index gain. If the Index increases 5%, your rate of return would be 4.5%, which is 90% of the Index gain.

Prior to the Cycle End Date, the Proportional Participation Rate is used to determine your rate of return. See "Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Buffer Rate and a Participation Rate – During the Cycle Term" for examples of how this feature works.

Q: What is the value of my Cycle Investment during the Cycle Term?

The value of your Cycle Investment is measured in the value of your Units. The Cycle Investment Unit Value will fluctuate based upon the Fair Value of the Cycle Investment determined by the Fair Value Calculation Agent as described in *"Valuation of a Cycle Investment"* later in this prospectus. In determining the Fair Value during a Cycle Term, the Fair Value Calculation Agent will take into account a variety of factors, including the change in the Index Value from the Start Date, volatility of the Index, interest rate changes, and the time remaining until the Cycle End Date.


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 01:02 EST | | 245446 TX 17 | 9* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

This means that your Cycle Investment Value on any Business Day could be could be less than your initial investment.

During the Cycle Term, the Cycle Investment Unit Value estimates the market value of the risk of loss and possibility of gain if the Cycle Investment is held to the Cycle End Date. Before the Cycle End Date, the value of the Cycle Investment Unit may be lower than the value on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. Changes in the volatility of the Index price and interest rates also may reduce the Cycle Investment Unit Value before the Cycle End Date.

In addition, the Cycle Investment Unit Value includes the Proportional Cap Rate (for a Cycle Investment with a Cap Rate Crediting Type) or Proportional Participation Rate (for a Cycle Investment with a Participation Rate Crediting Type), if applicable, and the Floor Rate and the Buffer Rate do not apply. The Proportional Cap Rate reduces the Cap Rate based on the time lapsed during the Cycle Term relative to the Cycle Term. The Proportional Participation Rate reduces the Index gain based on the time lapsed during the Cycle Term relative to the Cycle Term. This means on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See "Appendix C – Cycle Investment Unit Value Examples" for examples of how the value of your Cycle Investment is determined during the Cycle Term.

Q: How is my return calculated on the Cycle End Date?

The Cycle Maturity Value is the final Cycle Investment Unit Value for a Cycle investment on the Cycle End Date. The Cycle Maturity Value is calculated based on the Index's performance over the Cycle Term subject to the Cap Rate (for a Cycle Investment with a Cap Rate Crediting Type) or the Participation Rate (for a Cycle Investment with a Participation Rate Crediting Type), and subject to the Floor Rate (for a Cycle Investment with a Floor Rate Cycle Structure) or the Buffer Rate (for a Cycle Investment with a Buffer Rate Cycle Structure).

The following table describes the maximum amount that may be lost in Cycle Investment Options on the Cycle End Date:

Maximum Cycle Investment Loss on Cycle End Date			
-10% Floor	**-10% Buffer**	**-20% Buffer**	**-30% Buffer**
-10%	-90%	-80%	-70%

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses in the tables do not reflect any Advisory Fees paid from your Contract Value or other assets of yours. If such charges were reflected, the fees and expenses would be higher.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, or transfer Contract Value between investment options. State premium taxes may also be deducted.

Transaction Expenses

Contract Owner Transaction Expenses	Charge
Sales Load Imposed on Premiums	None
State Premium Tax[1]	0% to 3.5%
Transfer Fee[2]	$ 15
Fair Value Calculation[3] (as a percentage of the amount invested in Cycle Investments)	100%


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | | 20-Apr-2022 01:04 EST | | 245446 TX 18 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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[1] State premium tax is based on current resident state and varies by state. If applicable in your state, it is generally payable upon full surrender, death, or the Income Payment Start Date.

[2] Currently the charge is $0, but we reserve the right to charge $15 per transfer for transfers in excess of 12 per Contract Year. If applied, the Transfer Fee would apply both to transfers among Subaccounts and between Subaccounts and Cycle Investments. We will not charge for any transfers of initial or additional premium payments that include allocation instructions to Cycle Investment Options for the next Cycle Start Date.

[3] If you withdraw money from a Cycle Investment Option prior to the Cycle End Date, you will receive the Cycle Investment Unit Value. We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. In the event of severe market disruption where the value of the financial instruments become worthless, this means you can lose up to 100% of your principal invested in a Cycle Investment upon withdrawal prior to the Cycle End Date. See "Valuation of a Cycle Investment" later in this Prospectus, as well as "Fair Value Formulas" in Appendix E.

The next table describes the fees and expenses that you will pay *each year* during the time that you own the Contract (not including Investment Portfolio company fees and expenses).

Annual Contract Expenses

Annual Contract Expenses	
Base Contract Expenses (as a percentage of average Accumulation Value)[1]	0.40%

[1] This charge is a percentage of the Accumulation Value in each Subaccount including the Default Account. It does not apply to Contract Value allocated to the Cycle Investments. This annual charge is deducted daily. Once we issue your Contract, current rates for periodic charges are guaranteed for the life of the Contract. We call this charge the Separate Account Annual Expense charge later in this prospectus.

The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time you own the Contract. A complete list of Investment Portfolios available under the Contract, including the Default Account, as well as their annual expenses, may be found in "APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT" at the back of this Prospectus.

Annual Investment Portfolio Expenses[1]		
(expenses that are deducted from portfolios assets, including management fees, distribution, and/or service (12b-1) fees and other expenses)	Minimum	Maximum
Total annual operating expenses	0.72%	1.06%

[1] The investment portfolio expenses used to prepare this table were provided to us by the fund company(ies). We have not independently verified such information of unaffiliated **investment portfolio options**. The expenses are those incurred as of the fiscal year ending December 31, 2021, Current or future expenses may be higher or lower than those shown. **These charges do not apply to Contract Value allocated to the Cycle Investments. Because you are not permitted to invest in the Default Account directly, we have not included its fees and expenses in determining the minimum and maximum investment portfolio expenses. If we had, it would represent the least expensive investment portfolio.**

Expense Examples

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and Annual Investment Portfolio Expenses.

The Example assumes that you invest $100,000 in the Subaccounts for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of Annual Investment Portfolio Expenses. The Example assumes you do not allocate any Contract Value to the Cycle Investments and there is no Contract Value in the Default Account. The Example does not reflect any Advisory Fees paid from your Contract Value or other assets



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-119 22.3.29.0	ADG chacn0dc	**20-Apr-2022 01:05 EST**	**245446 TX 19** 5*
MIDLAND ADVISORY RIL	None		CHW	**19-Apr-2022 20:46 EST** MRKD	HMS ESS 0C

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of yours. **If such charges were reflected, the fees and expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:**

(1)   If you surrender, annuitize, or continue to own your Contract at the end of the applicable time period:

1 Year	**3 Years**	**5 Years**	**10 Years**
$ 1,486	$4,618	$7,975	$17,464

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

General Risk of Loss

Investments in the Contract are subject to the risk of loss of principal and previously credited earnings due the negative performance of the Index to which a Cycle is linked or of the Investment Portfolio in which a Subaccount invests.

General Liquidity Risk

The Contract is designed to help meet long-term financial goals. It is not suitable as a vehicle for short-term savings. If you are not a long-term investor, this Contract may not be appropriate for you.

RISKS OF INVESTING IN THE CYCLE INVESTMENTS

Risk of Loss

Investments in Cycle Investments will fluctuate in value based on the performance of the Index. Such losses may be substantial depending on the performance of the Index and the Cycle Investment to which you allocate Contract Value. You will bear the portion of the loss that exceeds the Buffer Rate or the loss up to the amount of the Floor Rate, as applicable. The Floor Rate and the Buffer Rate provide downside protection from negative Index Performance *only* on the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, these rates do not apply on an annual basis: any negative Index performance is measured from the Cycle Start Date until the Cycle End Date.

Liquidity Risk

The amount of Cycle Investment Value available for withdrawal on any Business Day is equal to the Cycle Investment Unit Value on that day multiplied by the number of Cycle Investment Units credited to your Contact. Prior to the Cycle End Date, the Cycle Investment Unit Value for each Cycle Investment is based on the Fair Value of the financial instruments that equal the Cycle Investment at maturity. The Fair Value estimates the market value of the risk of loss and possibility of gain if the Cycle Investment is held to the Cycle End Date. The Fair Value determination takes into account a variety of factors, including the change in Index value from the Cycle Start Date, volatility of the Index, interest rate changes, and time remaining to the Cycle End Date. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. Changes in the Index volatility and interest rates also may reduce the Cycle Investment Unit Value.

The Cycle Investment Unit Value also reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Your Cycle Investment Value is the amount available for withdrawals prior to the Cycle End Date, including withdrawals to pay Advisory fees, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization.

Withdrawals taken before the Cycle End Date will reduce your Cycle Investment Value dollar for dollar.

14



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-119 22.3.29.0	ADG chacn0dc	20-Apr-2022 02:57 EST		245446 TX 20	10*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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Changes to the Cycle Investments

Availability of the Cycle Investments for future Cycle Types are solely at our discretion, and we can change or remove them without Contract Owner consent. You bear the risk that a Cycle Type in which you initially invest will not continue to be available in the future. We reserve the right not to offer any Cycle Investments, and to reject or limit the amount that can be invested in a Cycle Investment. We set Cap Rates and Participation Rates at our discretion based on a variety of factors. These rates may change from Cycle Term to Cycle Term and may be less than your initial rates. Contract Owners bear the risk that the rates we set will be less favorable than they find acceptable. We will amend the prospectus should we cease offering Cycle Investments.

In the event that the Index for a Cycle Investment is discontinued, or is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, for future Cycle Investments, we may replace the Index with an available comparable Index, subject to any necessary regulatory filings. If the Index is discontinued, for Cycle Investments that are ongoing, the Cycle Term will end, i.e., we will "mature" it, on the date the Index is discontinued, and we will calculate the Cycle Investment return, positive or negative, based on the Crediting Type (i.e. Cap Rate or Participation Rate) and the Cycle Structure (i.e. Floor Rate or Buffer Rate), as applicable. See "Replacement of the Index" below for additional information.

Limited Participation in Positive Performance

Any increase in the value of the Contract Owner's Cycle Investment for any Cycle is limited by the Cycle's Cap Rate or Participation Rate, which could cause the Contract Owner's Cycle Investment on any Cycle Business Day to be lower than they would otherwise be if the Contract Owner invested, for example, in a mutual fund or exchange-traded fund tracking the same Index. The Cap Rates and Participation Rates benefit us because they limit the hedging costs to cover the amount of increase in the Cycle Investment that we may be obligated to pay. We set the Cap Rates and Participation Rates at our discretion. Prior to the Cycle End Date the Cycle Investment Unit Value, which determines the amount available for withdrawal, will take into account the Proportional Cap Rate or Proportional Participation Rate, which may reduce the Cycle Investment Unit Value based on the time remaining until the Cycle End Date relative to the Cycle Term. Generally, Cycle Investments that provide greater protection against negative Index performance through the Floor Rate or Buffer Rate have lower Cap Rates and Participation Rates than Cycle Investments with the same Index and Cycle Term that provide less protection.

Cap Rates and Participation Rates

The Cap Rate for a Cycle Investment with a Cap Rate Crediting Type and the Participation Rate for a Cycle Investment with a Participation Rate Crediting Type on the Cycle Start Date will be disclosed on our website https://www.midlandnational.com/midlandadvisory. Prior to the Cycle Start Date, we will post Indicative Rates every Tuesday before the Cycle Start Date. The Cap Rate or Participation Rate for a new Cycle Term may be higher, lower, or equal to the Cap Rate or Participation Rate for the prior Cycle Term and/or the Indicative Rate. There is a risk that the Cap Rate will be lower than the Index's rate of return. For Participation Rates lower than 100%, investors will not fully participate in the Index's positive rate of return.

We have established a minimum Cap Rate for each available Cycle Investment with a Cap Rate Crediting Type and a minimum Participation Rate for each available Cycle Investment with a Participation Rate Crediting Type, which are the Rate Thresholds disclosed in this prospectus. If we cannot offer the Cycle Investment with a Cap Rate or Participation Rate that is equal to or above the applicable Rate Threshold, the Cycle Investment will not launch on the Cycle Start Date for the new Cycle Term. If this occurs, there is a risk that allocation of your Contract Value to a different Cycle Investment will be delayed until the following month because a new Cycle Investment can only be established on a Cycle Start Date (i.e., the third Thursday of each month). There is also a risk that you may not have a Cycle Investment to invest in if we decide not to offer any Cycle Investments in the future. Contract Value that you allocate to a Cycle Investment that does not launch will remain in the Default Account until you provide us with alternative allocation instructions.

The Cap Rates and Participation Rates apply from the Cycle Start Date to the Cycle End Date. The Cap Rate is a limit on the maximum rate of return on a Cycle Investment at the end of the Cycle Term, not the end each year of the Cycle Term. It is not an annual limit. For Participation Rates with multi-year Cycle Terms, the Participation Rate is the portion of the Index gain on a Cycle Investment at the end of the Cycle Term, not the end of each year of the Cycle Term. Interim changes in the value of the Cycle Investment during a Cycle Term will occur, and may be higher or lower, sometimes significantly higher or lower, than the return on the Cycle Investment on the Cycle End Date.

We will inform you and your Advisor of the final Cap Rate or Participation Rate for each new Cycle Investment (whether an initial Cycle Investment or a renewal from a maturing Cycle Investment) to which your Contract Value is allocated. If the Cap

15



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 01:21 EST | | 245446 TX 21 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Rate or Participation Rate is not satisfactory to you, you will be eligible to "bailout" of the new Cycle Investment, regardless of whether it is an initial Cycle Investment or a renewal from a maturing Cycle Investment. In order to exercise your right to bailout of the Cycle Investment, you or your Advisor must notify us within 10 business days from the day we send you and your Advisor notice of the final Cap Rate(s) or Participation Rate(s). When you do so, you must instruct us where to reallocate your investment. Your bailout proceeds will be equal to the entire amount you allocated to the new Cycle Investment on the Cycle Start Date, i.e., it will not be subject to any Fair Value calculation and it will not be subject to any transfer charges. If you or your Advisor do not exercise your right to bailout within 10 business days of the notice, then your Contract Value will remain invested in the Cycle Investment for the duration of the Cycle Term. This means that if you later decide to transfer or withdraw your Contract Value from the Cycle Investment prior to the Cycle End Date, the Cycle Investment Unit Value of the amount you allocated to the Cycle Investment will be based on the Fair Value and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate or Buffer Rate will not apply. See "Transfers out of a Cycle Investment" and "Withdrawals from Cycle Investments" for more information about the consequences of transfers and withdrawals from the Cycle Investments prior to the Cycle End Date.

Cycle Investment Unit Value Based Upon Fair Value During Cycle Term

On each Cycle Business Day, other than the Cycle Start Date and Cycle End Date, we determine the Cycle Investment Unit Value for a Cycle Investment by reference to its Fair Value. The Fair Value of a Cycle Investment reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term, subject to the Proportional Cap Rate or Proportional Participation Rate, but without regard to the Floor Rate or the Buffer Rate, as applicable. We contract with Fair Value Calculation Agents to determine the Fair Value of a Cycle Investment based on a variety of factors such as the change in the Index Value from the Cycle Start Date, implied volatility of the Index, interest rate changes, and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is determined based on the economic value of a hypothetical financial investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The formula is based on the value of each of these financial instruments and is determined by a Fair Value Calculation Agent using standard financial industry calculations. This means the Fair Value of a Cycle Investment before the Cycle End Date could be different than the performance of the reference Index during the calculation period. *For more information on the formula used to calculate Fair Value, see "Valuation of a Cycle Investment – Cycle Value Unit Value – During the Cycle Term."*

Midland National will publish the Cycle Investment Unit Values each Business Day on its website: https://www.midlandnational.com/midlandadvisory. For more information and to see how Fair Value and Cycle Investment Unit Value are calculated, see "*Appendix C – Cycle Investment Unit Value Examples*" and *"Investing in the Cycle Investments"* section below.

Risk Associated with Indices

The value of the Contract Owner's Cycle Investment is dependent on the performance of the reference Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indices are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indices may fluctuate, sometimes rapidly and unpredictably. Negative Index performance may cause the Contract Owner to lose money. The historical performance of an Index does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a Cycle Term.

While it is not possible to invest directly in an Index, if the Contract Owner chooses to allocate amounts to a Cycle Investment, the Contract Owner is indirectly exposed to the investment risks associated with the referenced Index. Because each Index is comprised or defined by a collection of equity securities, each Index is largely exposed to market risk and issuer risk. Market risk is the risk that market fluctuations may cause the value of a security to fluctuate, sometimes rapidly and unpredictably. Issuer risk is the risk that the value of an issuer's securities may decline for reasons directly related to the issuer, as opposed to the market generally.

The Russian/Ukraine conflict and the resulting response by the United States and other countries could create economic disruption, including increased market volatility, and present economic uncertainties. It is not possible to predict the scope and duration of these events, or the future impact on U.S. and global economies and financial markets. The performance of the Indexes to which the Cycle Investments are linked may be adversely affected and may lead to losses on your investment. This risk could be higher for Indexes with exposure to European or Russian markets, including MSCI EAFE Price Return Index.

Over time, we may also change the Indices to which the Cycle Investments are linked. Below is a summary of important investment risks to which each Index is exposed. For more information, see "*Additional Information about the Indices*" later in this prospectus.

- S&P 500® Price Return Index (Bloomberg Ticker: SPX). The S&P 500® Price Return Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. The S&P 500® Price Return does not include dividends or distributions.


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 01:30 EST | | 245446 TX 22 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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- MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA). The MSCI EAFE Index is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). The price return index does not include dividends or distributions.

- Russell 2000 Price Return Index (Bloomberg Ticker: RTY). The Russell 2000 Index refers to a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies. The price return index does not include dividends or distributions.

We reference the S&P 500® Price Return Index (Bloomberg Ticker: SPX), the MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA), and the Russell 2000 Price Return Index (Bloomberg Ticker: RTY), which are price appreciation indices that do not include dividends or distributions, so the indices performances do not reflect dividends or distributions paid on the securities comprising the indices. The calculation of the Index performance for a Cycle Investment, therefore, will not reflect the full investment performance of the underlying securities.

No Rights in the Securities Underlying the Index

A Cycle Investment does not involve investing in the associated Index nor in any securities included in that Index. As a result, Contract Owners will not have voting rights, rights to receive cash dividends or other distributions or other rights that holders of securities comprising the indices would have. We calculate the increase in value of Cycle Investment without taking into account any such distributions or dividends paid.

Replacement of an Index

If an Index is discontinued, we reserve the right to replace it with an alternative index for future Cycle Investments. We will give at least a 30 day notice of the change, unless the Index provider gives us less than 30 days' notice, in which case we will give you and your Advisor notice as soon as practicable at our discretion. We will attempt to choose a replacement index that has a similar investment objective and risk profile to the discontinued Index. If we replace an Index, any future Cycle Investments will be available with the same Rate Threshold, Floor Rate and Buffer Rate features. In addition, in the event the Index for a Cycle Investment is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, we may stop offering and/or replace the Index with an available comparable Index for future Cycle Investments. You bear the risk that the replacement index may not be acceptable to you.

Due to the possibility that an Index may be discontinued, we cannot guarantee that any Index will remain available through the end of a Cycle Term. In the event an Index is discontinued, we will terminate the Cycle Investment, as described below.

If an Index were to be discontinued, we will end, or mature, the Cycle Term before its scheduled Cycle End Date as of the date of the most recently available closing value of the Index before its discontinuance. We will use that closing value to calculate the Cycle Investment return, positive or negative, through that date. We will apply the Index performance as of that date subject to the Crediting Type (i.e. Cap Rate or Participation Rate) and the Cycle Structure (i.e. the Floor Rate or Buffer Rate, as applicable. For example, if the Index was up 10% at the time we matured the Cycle for a Cycle with an 8% Cap Rate, we would credit an 8% return to your Cycle Investment Value and for a Cycle with a 90% Participation Rate, we would credit a 9% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle for a Cycle with a -10% Buffer Rate, we would credit a 20% negative return to your Cycle Investment Value and for a Cycle with a -10% Floor Rate, we would credit a -10% negative return to your Cycle Investment Value. We would provide notice about ending the Cycle, as soon as practicable and ask for instructions on where to transfer your Cycle End Date value. If you do not provide us with instructions, your Cycle End Date value will be transferred to the Default Account and will remain there until you provide us with alternative allocation instructions.

In the case of any of the types of early maturities discussed above, you can allocate the Cycle Investment Value to any of the available investment options, such as immediately to a Subaccount or to a Cycle Investment on the next Cycle Start Date, if available. Contract Owners may not transfer from the affected Cycle Investment into another Cycle Investment that has already commenced. Contract Owners are always able to transfer to the Subaccounts.


RISKS OF INVESTING IN THE SUBACCOUNTS

Risk of Loss

You bear the risk of any decline in the Accumulation Value of your Subaccounts resulting from the performance of the Investment Portfolios you have chosen. The Accumulation Value could decline very significantly, and there is a risk of loss of the entire amount invested. This risk varies with each Investment Portfolio. The investment risks are described in the prospectuses for the Investment Portfolios.

OTHER GENERAL RISKS OF INVESTING IN THE CONTRACT

Financial Strength of Midland National

Midland National is solely responsible for all guarantees provided under the Contract, including without limitation values calculated for the Cycle Investments, the Death Benefit and any annuity payments. Our General Account assets, which support these guarantees and payments are subject to the claims of our creditors. As such, the guarantees and payments are subject to our financial strength and claims paying ability and, therefore, to the risk that we may default on the guarantees and payments. For information on our financial condition, please review our financial statements included in this prospectus. Additional information about our business and operations is set forth in "*Midland National Life Insurance Company*", later in this prospectus.

Advisory Fee Risk

If you choose to pay Advisory Fees from your Contract Value, this deduction will reduce your Contract Value. This will reduce the amount available to be applied to an annuity payout option when you annuitize your Contract. Currently, income payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240. If the deduction of Advisory Fees reduces your Contract Value below these thresholds, your options will be limited to receiving your remaining Contract Value in one lump sum. Because the Death Benefit under the Contract is equal to your Contract Value, the deduction of the Advisory Fee from your Contract Value will also reduce the Death Benefit.

Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, which reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. This means on any day prior to the Cycle End Date, if you take a withdrawal from a Cycle Investment *(including any withdrawals to pay Advisory Fees)*, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower. **You should consult with your Advisor before authorizing Advisory Fees to be deducted from the Cycle Investments prior to the Cycle End Date.**

In a series of recent private letter rulings ("PLRs"), the IRS has recognized that investment advisor fees paid out of Contract Value will, in certain circumstances and subject to conditions, not be treated as taxable distributions from a Non-Qualified Contract, will not be taxable to the Contract Owner, are not reportable to the IRS as distributions from the Contract and are not subject to the 10% tax penalty for Contract Owners who are under age 59½. We have received such a private letter ruling from the IRS and intend to tax report in accordance with that ruling. Accordingly, advisory fees will be treated as non-taxable distributions for reporting purposes by the Company. However, these rulings generally only can be relied upon by the taxpayers who obtained them, and the IRS is not bound by these rulings with respect to your tax treatment under your Contract. Regardless of how we treat the deduction of Advisory Fees for tax reporting purposes, there is a risk that federal and state taxing authorities may determine that these deductions are subject to federal and state income taxes, including a 10% tax penalty if you are under age 59½. See "Advisory Fees Deducted From Contract Value" and "Federal Tax Status – Advisory Fees" for more information.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 01:38 EST | | 245446 TX 24 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Adverse Tax Consequences

Certain transactions including, but not limited to, withdrawals (including withdrawals to pay Advisory Fees, systematic withdrawals and required minimum distributions) and surrenders may lead to a taxable event. If you purchase the Contract through a tax advantaged retirement account, distributions received before you attain age 59$1/2$ may be includible in income and subject to a 10% penalty tax. If you take a withdrawal from a Non-Qualified Contract, any earnings before you attain age 59$1/2$ may be included in income and subject to a 10% penalty tax in addition to ordinary income tax. In addition, existing tax laws that benefit this Contract may change at any time.

Premium Payment Risk

Your ability to make subsequent premium payments is subject to restrictions. We reserve the right to refuse any premium payment, to further limit your ability to make subsequent premium payments with advance notice, and require our prior approval before accepting premium payments. There is no guarantee that you will always be permitted to make premium payments. If we refuse and/or limit your premium payments, your ability to increase your Contract Value will be affected, which in turn will affect the amounts that may be applied to an annuity payout option or toward any Death Benefit paid.

Minimum Contract Value Risk

The minimum amount that can be left in the entire Contract after a withdrawal is $1,000.00. The entire Contract will be closed and the balance will be distributed to the Contract Owner if a withdrawal causes the Contract Value to drop below $1,000.00.

Cybersecurity

We rely heavily on interconnected computer systems and digital data to conduct our insurance business activities. Because our insurance business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. There may be an increased risk of cyber-attacks during periods of geo-political or military conflict (such as Russia's invasion of Ukraine and the resulting response by the United States and other countries). These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with our processing of Contract transactions, including the processing of orders from our website; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage.

Cybersecurity risks may also affect the Indices and the Investment Portfolios in which the Subaccounts invest. Breaches in cybersecurity may cause the performance of an Index or Investment Portfolio to be calculated incorrectly, which could affect the calculation of values under the Contract. We are not responsible for the calculation of any Index or the performance of any Investment Portfolio, Breaches in cybersecurity may also negatively affect the value of the securities or other investments that comprise or define an Index or in which a portfolio invests.

Catastrophic Events

Catastrophic events such as terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, military actions, or a pandemic disease like the novel coronavirus known as COVID-19, could have a material and adverse effect on our business in several respects by:

- causing long-term interruptions in our service and the services provided by our significant vendors;

- creating economic uncertainty, and reducing or halting economic activity;

- disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;

- increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.

The extent to which these types of catastrophic events, including the recent COVID-19 pandemic and the military action in the Ukraine, may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:57 EST | | 245446 TX 25 | 8* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

THE MIDLAND ADVISORY REGISTERED INDEX-LINKED AND VARIABLE ANNUITY CONTRACT

The Midland Advisory Registered Index-Linked and Variable Annuity Contract is a flexible premium deferred registered index and variable annuity that is designed to aid in long-term financial planning for retirement or other savings needs. It is available for purchase as a Non-Qualified Contract, as well as through Individual Retirement Accounts ("IRAs"), including Traditional IRAs and Roth IRAs.

The prospectus and the Statement of Additional Information (SAI) describe all material terms and features of the Contract. Certain non-material provisions of your Contract may be different than the general description in this prospectus and the SAI because of legal requirements in the state in which you purchased the Contract. Any such variation will be included in your Contract. All material state variations are described in this prospectus. You may also contact your Advisor or our Customer Service Center for additional information about Contract variations applicable to your state. A summary of such material state specific variations is included in APPENDIX B– STATE VARIATIONS at the back of this prospectus.

PURCHASING THE CONTRACT

Any person wishing to purchase a Contract must submit an application form and an initial premium payment of at least $50,000. The sale must take place through an Advisor who is licensed, registered and authorized to sell the Contract. The maximum Issue Age for the Contract is 85 years.

If your application is complete and in Good Order (see "Administrative Procedures"), we will accept or reject it within two Business Days of receipt. If the application is incomplete, we will attempt to complete it within five Business Days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then we will inform you of the reason for the delay and the premium payment will be returned unless you let us keep the premium until the application is complete. Your initial premium is held in a non-interest bearing suspense account (which is part of our General Account and is subject to claims of our general creditors) until your Contract is issued or your premium is refunded.

You may allocate your premium payments among the Subaccounts and/or Cycle Investments available in the Contract. Because Cycle Investments only start on the third Thursday of each month, any amount of your initial premium payment and any subsequent premium payments that you wish to allocate to an upcoming Cycle Investment will be held in the Default Account until the Cycle Start Date.

We will allocate your initial premium payment according to your instructions when we receive it or accept your application (whichever is later) at our Customer Service Center before the New York Stock Exchange closes for regular trading (generally, 3:00 p.m. Central Time). If we receive your initial premium payment or accept your application (whichever is later) after the close of regular trading on the New York Stock Exchange, for investments in the Subaccounts, we will credit Accumulation Units at the Accumulation Unit Value determined at the close of the next Valuation Period.

All premium payments that you allocate to any Cycle Investment will be invested in the Default Account until your selected Cycle Start Date. The allocations will move from the Default Account into the corresponding Cycle Investments, if they launch, on the Cycle Start Date. If a Cycle Investment does not launch, the corresponding allocations will remain in the Default Account until you provide us with alternative allocation instructions. Cycle Investments begin on the third Thursday of each month. If the third Thursday of the month is not a Business Day, the Cycle Investments will launch on the next Business Day.

There may be delays in our receipt of applications that are outside of our control because of the failure of the Advisor who recommended this Contract to forward the application to us promptly, or because of delays in their broker dealer determining that the Contract is suitable for you. Any such delays will affect when your Contract can be issued and when your premium payment is allocated among the Subaccounts and the Cycle Investments.

Right to Cancel

You may cancel your Contract within the ten (10) day Right to Cancel period (also called the "Free Look Period"). We deem the Right to Cancel period to expire 10 days after you have received your Contract. Some states and circumstances may provide you with a longer Right to Cancel period. To cancel your Contract, you need to return your Contract and any other documentation that we may require, in Good Order, to the Advisor who recommended it to you or to our Customer Service Center. If you cancel your Contract, regardless of whether it is a Qualified Contract or a Non-Qualified Contract, then we will return:

- The Contract Value (which may be more or less than the premium payments you paid), or

- If greater and required by law, your premiums paid minus any partial withdrawals.



MIDLAND NATIONAL LIF	Donnelley Financial	ADGP64RS14 22.2.7.0	ADG pf_rend		10-Feb-2022 08:34 EST		245446 TX 26	5*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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If we return the Contract Value, the amount you receive will reflect the investment performance of the Investment Options you allocated your premiums to before you cancelled the Contract. Contract Value that is allocated to the Cycle Investments will be based on the Cycle Investment Unit Value at the time, which, if prior to the Cycle End Date, is based on the Fair Value and the Proportional Cap Rate or Proportional Participation Rate, if applicable, and does not provide the protection of the Floor Rate or Buffer Rate.

If we return the premiums paid minus any partial withdrawals, the amount you receive will not reflect the investment performance of the Investment Options you allocated your premiums to before you cancelled the Contract. If you allocated Contract Value to the Cycle Investments, the amount due to you is not based on the Cycle Investment Unit Value at the time. The amount you receive will only be reduced to the extent you took any partial withdrawals before exercising your Right to Cancel.

Tax-free Section 1035 Exchanges

You can generally exchange one non-qualified annuity contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuity contracts carefully. Remember that if you exchange another annuity contract for the one described in this prospectus, you might have to pay a surrender charge on your old annuity contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract. If you purchase the Contract in exchange for an existing annuity contract from another company, we may not receive your premium payment from the other company for a substantial period of time after you sign the application and send it to us, and we cannot credit your premium to the Contract until we receive it.

If you are considering a partial exchange of an annuity contract, you should consider the conditions described by Revenue Procedure 2011-38, effective for transfers that are completed on or after October 24, 2011. Under Revenue Procedure 2011-38: (1) the period of time after which cash can be withdrawn from either contract is 180 days beginning on the date of the transfer and (2) annuity payments that satisfy the newly enacted partial annuitization rule under Section 72(a)(2) of the Code will not be treated as a distribution from either the old or new contract.

You should consult with and rely upon a tax adviser if you are considering a contract exchange.

ADDITIONAL PREMIUM PAYMENTS

You may make additional premium payments at any time after the Free Look Period and prior to Annuitization in any amount of $1,000 or more, within certain limits and subject to our right to refuse any premium payments. By current Company practice, we will also accept additional payments via automatic bank draft in amounts of $100 or more per month. Unless you receive approval from us, the maximum amount of premium you may pay into this Contract prior to the Maturity Date is $2,000,000. In addition, an initial or additional premium that would cause the Contract Value or total value of all annuity contracts that you maintain with Midland National to exceed $5,000,000 requires our prior approval. We calculate this limit for each Annuitant or Owner based on all active annuity contracts.

Additional premium payments to Subaccounts will be credited as of the end of the Valuation Period in which they are received by us, in Good Order. Because Cycle Investments only start every third Thursday, any amount of your additional premium payments that you wish to allocate to an upcoming Cycle Investment will be invested in the Default Account until your selected Cycle Start Date. The allocations will move from the Default Account into the corresponding Cycle Investments, if they launch, on the Cycle Start Date. If a Cycle Investment does not launch, the corresponding allocations will remain in the Default Account until you provide us with alternative allocation instructions.

We may refuse to accept certain forms of premium payments (e.g., third party checks, traveler's checks, money orders), and we reserve the right to accept or reject any premium payment or form of payment. If we exercise our right to reject or place limitations on the acceptance and allocation of additional premiums, you may be unable or limited in your ability to increase your Contract Value through additional Premium payments, which, in turn, will affect the amounts that may be applied to an annuity payout option or toward any Death Benefit paid.

You may mail premium payments by regular mail to Midland National Life Insurance Company at P.O. Box 9261 Des Moines, IA 50306-9261 or by overnight delivery service to 8300 Mills Civic Pkwy, West Des Moines, IA 50266-3833.


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-168 22.2.1.0 | ADG heimj0px | | **10-Feb-2022 23:07 EST** | | **245446 TX 27** | 5* |
| **MIDLAND ADVISORY RIL** | None | | CHW | | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | 0C |

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Allocation of Premium Payments

You will provide premium payment allocation instructions in your application for the Contract. These instructions will dictate how we allocate your additional premium payments. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in your application will apply to all additional premium payments, unless you change your allocation instructions by providing us with written instructions. We reserve the right to limit the number of Cycle Investments and Subaccounts to which you may allocate your premium payments or transfer your Contract Value.

Changing Your Premium Payment Allocation Instructions

You may change your allocation instructions by submitting a written request to our Customer Service Center that provides new allocation instruction in whole numbers from 0 to 100, the sum of which must equal 100. We may allow other means to make this type of request with proper authorization and verification. Changes to allocation instructions will apply to premium payments received as of the date we receive your request at our Customer Service Center. Changing your allocation instructions will not affect how your existing Contract Value is allocated among the Investment Options. When the Dollar Cost Averaging (DCA) program is in effect, the DCA allocation percentages will apply to any premium payments received unless you specify otherwise. (See "Dollar Cost Averaging" later in this prospectus.)

THE CYCLE INVESTMENT OPTIONS

Available Cycle Investments. We currently offer the following Cycle Investments:

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate	Crediting Type	Rate Threshold
S&P500	1	Buffer	-10%	Cap	5%
MSCI EAFE	1	Buffer	-10%	Cap	5%
S&P500	3	Buffer	-10%	Cap	5%
S&P500	6	Buffer	-10%	Participation	20%
S&P500	6	Buffer	-10%	Cap	12.5%
S&P500	6	Buffer	-20%	Cap	10%
S&P500	6	Buffer	-30%	Cap	7.5%
Russell 2000	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	1	Buffer	-10%	Participation	10%
S&P500	1	Buffer	-10%	Participation	10%
S&P500	1	Floor	-10%	Cap	2.5%
S&P500	3	Floor	-10%	Cap	2.5%

Over time, we may add and/or remove the Cycle Investments offered for new Cycle Terms. If we do so, we will amend this Prospectus.

Features of a Cycle Investment

The key features of a Cycle Investment are:

- the *Index* to which it is linked;

- the Cycle Term, which is the period between Cycle Start Date and Cycle End Date;

- The type of downside protection ("Cycle Structure"), which are either: (i) the maximum loss you will incur due to negative Index performance for the Cycle Term, or the *Floor Rate*, or (ii) the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you, or the *Buffer Rate*; and

- the type of upside investment exposure ("Crediting Type"), which are either: (i) the maximum positive rate of return at the end of the Cycle Term, which is the *Cap Rate* (subject to the Rate Threshold set forth in the table above), or (ii) the portion of positive Index performance for the Cycle Term in which you will participate, which is the *Participation Rate* (subject to the Rate Threshold set forth in the table above).



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-119 22.3.29.0	ADG chacn0dc	20-Apr-2022 01:47 EST		245446 TX 28	5*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

The **Index.** We currently offer Cycles Investment linked to the following **Indices** (each, an "***Index***"):

- **S&P 500® Price Return Index (Bloomberg Ticker: SPX)**, which is a price return index based on the market-capitalization-weighted index of the 500 largest U.S. publicly-traded companies that does not include dividends or distributions.

- **MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA)**, which is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada, and is available for a number of regions, market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries, and which does not include dividends or distributions.

- **Russell 2000 Price Return Index (Bloomberg Ticker: RTY)**, which is a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index and is largely regarded as a bellwether of the U.S. economy because of its focus on smaller companies that focus on the U.S. market, and which does not include dividends or distributions.

Each Index involves risks, including the risk of loss of principal and previous earnings. *See "Principal Risks of Investing in the Contract"* earlier in this Prospectus for more information.

Cycle Terms. A Cycle Term begins on the ***Start Date*** and ends on the ***Cycle End Date***. We currently offer Cycle Terms of 1 and 3 years for Cycle Investments with a Floor Rate described below and Cycle Terms of 1, 3, and 6 years for Cycle Investments with a Buffer Rate described below.

Floor Rate. The Floor Rate is the maximum loss you will incur due to negative Index performance for the Cycle Term. We currently offer a Floor Rate of -10%, but may offer the same or different rates in the future for newly offered Cycle Investment options.

The Floor Rate provides Contract Owners protection against negative Index performance greater than the selected Floor on the Cycle End Date. For example, a Floor Rate of -10% means the rate of return on a Cycle Investment would not fall below -10% if held through the end of the Cycle Term.

Example 1: If the performance of an Index at the end of a 1-year Cycle Term is -15%, and the Floor Rate of -10% is selected, the return on the Cycle Investment would be -10%. In this Example, the -10% Floor Rate applies, and Midland National bears the risk of any loss due to negative Index performance below -10%.

Example 2: If the performance of an Index at the end of a 1-year Cycle Term is -5%, and the Floor Rate of -10% is selected, the return on the Cycle Investment would be -5%. In this Example, the -10% Floor Rate does not apply because the return on the Cycle Investment is higher. The Contract Owner bears negative Index performance down to -10%.

Buffer Rate. The Buffer Rate is the maximum amount of negative Index performance that the Company will protect you from on the Cycle End Date, and you will bear any negative Index performance in excess of the Buffer Rate. We currently offer Buffer Rates of -10%, -20% and -30%, but may offer the same or different rates in the future for newly offered Cycle Investment options.

Different Buffer Rates enable Contract Owners to select different levels of protection against potential losses due to negative Index performance. For example, a Buffer Rate of -20% means that Midland National will absorb negative Index performance up to -20%. The Contract Owner bears the loss to the extent negative Index performance exceeds -20%.

Example 1: If the Index performance on the Cycle End Date is -15% and a Buffer Rate selected is -20%, the return on the Cycle Investment would be 0%. In this example, the Buffer Rate would apply, and Midland National would protect you from all of the negative Index performance.

Example 2: If the Index performance on the Cycle End Date is -15% and the Buffer Rate selected is -10%, the return on the Cycle Investment would be -5%. The Buffer Rate would apply, and Midland National would absorb negative Index performance of -10%. The Contract Owner bears the loss to the extent negative Index performance –exceeds 10%.

Buffer Rates do not limit the Contract Owner's loss to a particular amount. A Cycle Investment with a Buffer Rate of -10% could experience a loss equal to -90%, and a Cycle Investment with a Buffer Rate of -20% could experience a loss equal to -80%. This means that selecting a Cycle Investment with a Buffer Rate could result in a large losses during periods of steep declines in the stock market.


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-442 22.2.1.0 | ADG morrb0px | 10-Feb-2022 23:25 EST | | 245446 TX 29 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

The Floor Rate and the Buffer Rate only apply on the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, these rates do not apply on an annual basis: any negative Index performance is measured from the Cycle Start Date until the Cycle End Date.

Neither the Floor Rate nor the Buffer Rate will apply to any partial or full withdrawals of a Cycle Investment prior to the Cycle End Date, which means that you will not have any guaranteed downside protection on these withdrawals during the Cycle Term.

Example 1: If you invest $100,000, and the Floor Rate -10% is selected, but you withdraw the entire Cycle Investment prior to the Cycle End Date at a time when the Cycle Investment Unit Value is $8, i.e. the Cycle performance to date (based on the Fair Value, which considers various market factors in addition to Index performance) is -20%, the Floor Rate would not apply and you could incur the full loss of -20%, or $20,000. This is because if you take a withdrawal prior to the Cycle End Date, there is no downside protection and you risk the loss of your entire investment.

Example 2:   If you invest $100,000, and the Buffer Rate -20% is selected, and you withdraw the entire Cycle Investment prior to the Cycle End Date at a time when the Cycle Investment Unit Value is $9, i.e. the Cycle performance to date (based on the Fair Value, which considers various market factors in addition to Index performance) is -10%, the Buffer Rate would not apply and you could incur the full loss of 10%, or $10,000. In this example, your loss could be equal the full amount of the Cycle Investment Unit Value decline of 10%, or $10,000. This is because if you take a withdrawal prior to the Cycle End Date, there is no downside protection and you risk the loss of your entire investment.

<u>Cap Rate</u>. The Cap Rate is the maximum rate of return on a Cycle End Date and it limits participation in positive Index performance. This means that the return on an Investment Cycle is limited to the Cap Rate even if the Index performance on the Investment Cycle End Date is higher.

Example 1. If the performance of an Index at the end of a 3-year Cycle Term is 10%, but the Cap Rate is 8%, the return on your Cycle Investment for that Cycle Term would be limited to 8%, which is the Cap Rate.

Example 2. If the performance of an Index at the end of year of a 3-year Cycle Term is 5%, but the Cap Rate is 8%, the return on your Cycle Investment for that Cycle Term would be the full 5% because it is below the Cap Rate.

<u>Participation Rate</u>. The Participation Rate is the portion of positive Index performance for a Cycle Investment that your Cycle Investment Unit Value will participate in on the Cycle End Date. This means that the return on an Investment Cycle will be any Index gain over the Cycle Term multiplied by the Participation Rate.

Example 1. If the performance of an Index at the end of a 1-year Cycle Term is 10%, and the Participation Rate is 90%, the return on the Cycle Investment for that Cycle Term would be 9%, which is 90% of the Index gain.

Example 2. If the performance of an Index at the end of a 1-year Cycle Term is 5%, and the Participation Rate is 90%, the return on the Cycle Investment for that Cycle Term would be 4.5%, which is 90% of the Index gain.

Participation Rates do not limit the Contract Owner's return to a maximum amount. A Cycle Investment with a Participation Rate of 90% will experience returns equal to 90% of the Index gain over the Cycle Term, no matter how high or low the Index gain may be.

The return on a Cycle Investment is measured from the Cycle Start Date through the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, these rates do not apply on an annual basis: any positive Index performance is measured from the Cycle Start Date until the Cycle End Date. The Cap Rate is a limit on the maximum rate of return on a Cycle Investment at the end of the Cycle Term, not the end each year of the Cycle Term. For Participation Rates with multi-year Cycle Terms, the Participation Rate is the portion of the Index gain on a Cycle Investment at the end of the Cycle Term, not the end of each year of the Cycle Term. Interim changes in the value of the Cycle Investment during a Cycle Term will occur, and may be higher or lower, sometimes significantly higher or lower, than the return on the Cycle Investment on the Cycle End Date.

Please note, generally the higher the Floor Rate you select, the higher the Cap Rate or Participation Rate we will offer. For example if the Floor Rate is increased from -10% to -20%, the Cap Rate or Participation Rate would increase. In general, the lower the Buffer Rate you select, the higher the Cap Rate or Participation Rate we will offer. For example if the Buffer Rate is decreased from -20% to -10%, the Cap Rate or Participation Rate would increase. In other words, selecting less protection from potential losses due to negative Index performance will generally result in a higher Cap Rate or Participation Rate, giving you more exposure to upside potential.



| MIDLAND NATIONAL LIF | Donnelley Financial | ADGP64RS14 22.2.7.0 | ADG pf_rend | 10-Feb-2022 08:34 EST | | 245446 TX 30 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Investing in the Cycle Investments

Subject to our right not to offer any Cycle Investments, we will launch new Investment Cycles on the third Thursday of every month. If the third Thursday of the month is not a Business Day, we will launch the new Investment Cycles on the next Business Day.

Thirty Business Days prior to any Cycle Investment Start Date, we will post information on-line about the Cycle Investments scheduled to start next. The notice, which will be posted on the Midland National's website at https://www.midlandnational.com/midlandadvisory and will include the following information for each available Cycle Investment:

1) Index, Cycle Term, and Floor Rate or Buffer Rate, as applicable;

2) Start Date and Cycle End Date;

3) Indicative Rate and Crediting Type (which will be updated every Tuesday before the Cycle Start Date);

4) Instructions for completing investment allocation instructions for the new Cycle Investments deadline.

The final Cap Rate or Participation Rate for a Cycle Investment will be declared on the Cycle Start Date and will be disclosed on our website https://www.midlandnational.com/midlandadvisory as of that day. Prior to the Cycle Start Date, we will post Indicative Rates every Tuesday before the Cycle Start Date. The Cap Rate or Participation Rate for a new Cycle Term may be higher, lower, or equal to the Cap Rate or Participation Rate for the prior Cycle Term and/or the Indicative Rate.

We have established a minimum Cap Rate for each available Cycle Investment with a Cap Rate Crediting Type and a minimum Participation Rate for each available Cycle Investment with a Participation Rate Crediting Type, which are the Rate Thresholds disclosed in this prospectus. If we cannot offer the Cycle Investment with a Cap Rate or Participation Rate that is equal to or above the applicable Rate Threshold, the Cycle Investment will not launch on the Cycle Start Date for the new Cycle Term. There is a risk that you may not have a Cycle Investment to invest in if we decide not to offer any Cycle Investments in the future.

We will inform you and your Advisor in writing, or electronically, if applicable, of the final Cap Rate or Participation Rate for each new Cycle Investment (whether an initial Cycle Investment or a renewal from a maturing Cycle Investment) to which your Contract Value is allocated. If the Cap Rate or Participation Rate is not satisfactory to you, you will be eligible to "bailout" of the new Cycle Investment, regardless of whether it is an initial Cycle Investment or a renewal from a maturing Cycle Investment. In order to exercise your right to bailout of the Cycle Investment, you or your Advisor must notify us within 10 business days from the day we send you and your Advisor notice of the final Cap Rate(s) or Participation Rate(s). When you do so, you must instruct us where to reallocate your investment. If you want to exercise your right to bailout out you can do so by contacting us by telephone at 866-747-3421 or by e-mail at Securities@SFGMembers.com. If you or your Advisor do not exercise your right to bailout within 10 business days of the notice, then your Contract Value will remain invested in the Cycle Investment for the duration of the Cycle Term. This means that if you later decide to transfer or withdraw your Contract Value from the Cycle Investment prior to the Cycle End Date, the Cycle Investment Unit Value of the amount you allocated to the Cycle Investment will be based on the Fair Value and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate or Buffer Rate will not apply. See "Transfers out of a Cycle Investment" and "Withdrawals from Cycle Investments" for more information about the consequences of transfers and withdrawals from the Cycle Investments prior to the Cycle End Date.

Your bailout proceeds will be equal to the entire amount you allocated to the new Cycle Investment on the Cycle Start Date, i.e., it will not be subject to any Fair Value calculation and it will not be subject to any transfer charges.

*If you have a maturing Cycle Investment, we will mail you and your Advisor this notice, or, if applicable, deliver it electronically. For more information, see "***Cycle End Date Payments; Rollovers***" below in this section.*

To invest in a new Cycle Investment, you must submit your allocation instructions no later than the close of the Business Day prior to the Cycle Start Date. Your allocation instructions must specify:

1) the Cycle Investment(s) you select for investment; and

2) the amount and source of Contract Value to be allocated to the Cycle Investment(s), *i.e.*, additional premium payments, amounts allocated to Investment Portfolios Available Under the Contract Investment Options or proceeds from a Cycle maturing prior to the applicable Cycle Start Date,



200FGVg%=YX&hW@5'

MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-168 22.2.1.0	ADG heimj0px	10-Feb-2022 23:09 EST		245446 TX 31	6*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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All transfers of Contract Value to the Cycle Investments will be placed in the Default Account one Business Day prior to the Cycle Start Date. All allocations of premium payments to the Cycle Investments will be placed in the Default Account upon allocation to the Contract and held there until the Cycle Start Date. On the Cycle Start Date, we will then reallocate the amounts to the designated Cycle Investment(s) This includes initial premiums, additional premium payments, transferred Contract Value from the Subaccounts and rollovers from maturing Cycle Investments.

Depending on market and business considerations, we may determine not to offer a Cycle Investment on a Cycle Start Date and may reject or limit the amount allocated in a Cycle Investment at our sole discretion at any time until the end of the Business Day on the Cycle Start Date. We may choose not to offer any Cycle Investment for any period or we may decide to cease offering Cycle Investments. If we decide to cease offering Cycle Investments, each outstanding Cycle Investment will continue until its respective Cycle End Date.

If you do not provide us with allocation instructions, or we do not timely receive your allocations instructions, or if the Cycle Investment you have selected is not available on the Cycle Start Date, your Contract Value will be invested in the Default Account until you provide us with alternative allocation instructions in Good Order.

The Default Account. The Default Account is the Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount, which is used to hold the following: (i) premium payments designated for a new Cycle Investment(s) upon allocation to the Contract, (ii) transfers of Contract Value designated for a new Cycle Investment(s) as of one Business Day prior to the Cycle Start Date, (iii) proceeds from a maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment, and (iv) proceeds from a maturing Cycle Investment for which we have no instructions or for which the Cycle Investment does not launch. The Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount is not available for direct investment.

The Cycle Start Date. We establish the Cap Rate or Participation Rate for a new Cycle Investment on the Cycle Start Date in our sole discretion based on a variety of factors. The Cap Rate or Participation Rate we establish may be different from the Indicative Rate on our website and in the notice, if you are already a Contract owner invested in a Cycle Investment. You will not know the final Cap Rate or Participation Rate until the Cycle Start Date, at which point it will be posted on our website, https://www.midlandnational.com/midlandadvisory. You will also be notified by mail or electronically, as applicable. The following table sets forth the Cycle Investments that are currently available.

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate	Crediting Type	Rate Threshold
S&P500	1	Buffer	-10%	Cap	5%
MSCI EAFE	1	Buffer	-10%	Cap	5%
S&P500	3	Buffer	-10%	Cap	5%
S&P500	6	Buffer	-10%	Participation	20%
S&P500	6	Buffer	-10%	Cap	12.5%
S&P500	6	Buffer	-20%	Cap	10%
S&P500	6	Buffer	-30%	Cap	7.5%
Russell 2000	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	1	Buffer	-10%	Participation	10%
S&P500	1	Buffer	-10%	Participation	10%
S&P500	1	Floor	-10%	Cap	2.5%
S&P500	3	Floor	-10%	Cap	2.5%

You may invest in a Cycle Investment only on the Cycle Start Date. You may not make any additional investments in a Cycle Investment after it has launched.

Cycle Investment Value

The value of a Cycle Investment is measured in terms of the number of Cycle Investment Units credited to the Contract upon investment in the Cycle Investment and the Cycle Investment Unit Value of such Units. The Cycle Investment Unit Value on the Cycle Start Date of each Cycle Investment will be $10.00. The number of Cycle Investment Units credited to the Cycle Investment is determined by dividing the amount invested in the Cycle Investment divided by the Initial Cycle Investment Unit Value of $10.00.

In determining the Fair Value of a Cycle Investment Unit during a Cycle Term, the Fair Value Calculation Agent will take into account a variety of factors, such as the change in the Index Value from the Start Date, volatility of the Index, interest rate changes,


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | **20-Apr-2022 01:48 EST** | | **245446 TX 32** | 6* |
| **MIDLAND ADVISORY RIL** | None | | CHW | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | 0C |

Page 1 of 1

and time remaining to the Cycle End Date. During the Cycle Term, the Cycle Investment Unit Value will also take into account the length of time since the Cycle Start Date and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, but the Floor Rate or Buffer Rate will not apply.

During a Cycle Term, the Cycle Investment Unit Value will fluctuate based upon the Fair Value of the Cycle Investment determined by the Fair Value Calculation Agent as described in *"Valuation of a Cycle Investment"* later in this prospectus. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. The Cycle Investment Unit Value may also be reduced by changes in Index volatility and interest rates.

The Proportional Cap Rate. Prior to the Cycle End Date, your investment returns will be based on the Cycle Investment Unit Value, which is the Fair Value of your Cycle Investment limited by the Proportional Cap Rate for Cycle Investments with a Cap Rate Crediting Type. The Proportional Cap Rate reduces any positive performance based on the time lapsed during the Cycle Term relative to the Cycle Term. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap). Under this scenario, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Example: The Cap Rate of a six-year Cycle Investment is set at 5%. After three years, you take a full withdrawal from the Cycle Investment. The Proportional Cap Rate would be 3/6 of the Cap Rate of 5%, or 2.5%. This means that the maximum increase in the Cycle Investment Unit Value is 2.5% above the Initial Cycle Investment Unit Value of $10 set on the Cycle Start Date, i.e. the maximum Cycle Investment Unit Value of $10.25 = $10.00 * (1+2.5%). The maximum return that you will receive at the time of your withdrawal would not be greater than 2.5%, even if the Index return were higher.

The Proportional Participation Rate. Prior to the Cycle End Date, your investment returns will be based on the Cycle Investment Unit Value, which is the Fair Value of your Cycle Investment limited by the Proportional Participation Rate for Cycle Investments with a Participation Rate Crediting Type. The Proportional Participation Rate reduces any positive performance based on the time lapsed during the Cycle Term relative to the Cycle Term. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Participation Rate). Under this scenario, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Example 1: The Participation Rate of a one-year Cycle Investment is set at 80%. After three months, the Index gain is 10% and you take a full withdrawal from the Cycle Investment. The Proportional Participation Rate would be 3/12 of the Index gain of 10%, which is multiplied by the Participation Rate of 80%, or 2.0% = 10% * 3/12 * 80%. This means that the maximum increase in the Cycle Investment Unit Value, for a 10% Index gain, is 2.0% above the Initial Cycle Investment Unit Value of $10 set on the Cycle Start Date, i.e. the maximum Cycle Investment Unit Value of $10.20 = $10.00 * (1+2.0%). The maximum return that you will receive at the time of your withdrawal, for a 10% Index gain, would not be greater than 2.0%, even if the Fair Value was higher.

Example 2: The Participation Rate of a one-year Cycle Investment is set at 80%. After three months, the Index gain is 20% and you take a full withdrawal from the Cycle Investment. The Proportional Participation Rate would be 3/12 of the Index gain of 20%, which is multiplied by the Participation Rate of 80%, or 4.0% = 20% * 3/12 * 80%. This means that the maximum increase in the Cycle Investment Unit Value, for a 20% Index gain, is 4.0% above the Initial Cycle Investment Unit Value of $10 set on the Cycle Start Date, i.e. the maximum Cycle Investment Unit Value of $10.40 = $10.00 * (1+4.0%). The maximum return that you will receive at the time of your withdrawal, for a 20% Index gain, would not be greater than 4.0%, even if the Fair Value was higher.

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A FLOOR RATE AND A CAP RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle on the Cycle Start Date.


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:51 EST | | 245446 TX 33 | 7* |
| **MIDLAND ADVISORY RIL** | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below:

(A)   The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the Fair Value / number of Cycle Investment Units.

and

(B)   The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]}.

The Proportional Cap Rate is the maximum the Cycle Investment Unit Value can be prior to the Cycle End Date.

The hypothetical examples below assume 100,000 Cycle Investment units and the Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different Index levels, different points in the Cycle's life, and different Cycle Terms were chosen to demonstrate the effects of the Floor not applying before the Cycle End Date and the effects of the Proportional Cap Rate on the Cycle Investment Unit Value.

Example 1 – Index Increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,100,000 / 100,000 = $11.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.00, $10.27} = $10.27, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 2 – Index decreases 40%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index decreases to 600 (40% loss) 150 days after the Cycle Start Date. The Fair Value is $900,000.

(A) The fair value per Cycle Units outstanding Unit Value = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.27} = $9.00, which is a 10% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 10% = (1 - $9.00 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 3 – Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $880,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $880,000 / 100,000 = $8.80

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.



200FGVg%=$82psx5k
MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 01:51 EST | 245446 TX 34 | 6*
MIDLAND ADVISORY RIL | None | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C
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The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$8.80, $10.27} = $8.80, which is a 12% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 12% = (1 - $8.80 / $10.00) x 100%, which is below the Floor Rate of -10%, since the Floor Rate does not apply prior to the Cycle End Date.

Example 4 – Index Increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index increases to 1,500 (50% gain) 750 days after the Cycle Start Date. The Fair Value is $1,160,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,160,000 / 100,000 = $11.60

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.60, $11.37} = $11.37, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 5 – Index Decreases 40%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index decreases to 600 (40% loss) 750 days after the Cycle Start Date. The Fair Value is $930,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $930,000 / 100,000 = $9.30

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.30, $11.37} = $9.30, which is a 7% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 7% = (1 - $9.30 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 6 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index decreases to 400 (60% loss) 750 days after the Cycle Start Date. The Fair Value is $920,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $920,000 / 100,000 = $9.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.20, $11.37} = $9.20, which is a 8% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 8% = (1 - $9.20 / $10.00) x 100%, but is within the Floor Rate of -10%.

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND A CAP RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below:

(A) The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the

Fair Value / number of Cycle Investment Units



200FGVg%=$9t$39fe
MIDLAND NATIONAL LIF Donnelley Financial VDI-W10-LPF-586 22.3.29.0 ADG sushs0dc 20-Apr-2022 02:58 EST 245446 TX 35 7*
MIDLAND ADVISORY RIL None CHW 19-Apr-2022 20:46 EST MRKD HMS ESS 0C
Page 1 of 2

and

(B) The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]}.

The Proportional Cap Rate is the maximum that the Cycle Investment Unit Value can be prior to the Cycle End Date.

The hypothetical examples below assume 100,000 Cycle Investment Units for all of the examples and the Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different Index levels, different points in the Cycle's life, and different Cycle Terms were chosen to demonstrate the effects of the Buffer not applying before the Cycle End Date and the effects of the Proportional Cap Rate on the Cycle Investment Unit Value.

Example 1 — Index increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Buffer Rate, and 35% Cap Rate. The Index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,290,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,290,000 / 100,000 = $12.90

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 3)} = $10.48. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.90, $10.48} = $10.48, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 2 — Index decreases 60%:

A Cycle with a 3 year (1,095 days) Cycle Term, -10% Buffer Rate, and 35% Cap Rate. The Index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $490,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $490,000 / 100,000 = $4.90

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 3)} = $10.48. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$4.90, $10.48} = $4.90, which is a 51% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 51% = (1 - $4.90 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

Example 3 — Index increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Buffer Rate, and 35% Cap Rate. The Index increases to 1,500 (50% gain) 750 days after the Cycle Start Date. The Fair Value is $1,380,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,380,000 / 100,000 = $13.80

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (750/(365 x 3)} = $12.40. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.80, $12.40} = $12.40, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 4 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Buffer Rate, and 35% Cap Rate. The Index decreases to 400 (60% loss) 750 days after the Cycle Start Date. The Fair Value is $510,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $510,000 / 100,000 = $5.10



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-586
22.3.29.0 | ADG sushs0dc | 20-Apr-2022 02:58 EST | | 245446 TX 35 | 7* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 2 of 2

30



200FGVg%=$9rTTb5C
MIDLAND NATIONAL LIF Donnelley Financial VDI-W10-LPF-586 22.3.29.0 ADG sushs0dc 20-Apr-2022 02:57 EST 245446 TX 36 8*
MIDLAND ADVISORY RIL None CHW 19-Apr-2022 20:46 EST MRKD HMS ESS 0C
Page 1 of 2

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (750/(365 x 3)} = $12.40. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$5.10, $12.40} = $5.10, which is a 49% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 49% = (1 - $5.10 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, but in this case the decrease in the Cycle Investment Unit Value was within the Buffer Rate limit of 50% = (60% Index loss – 10% Buffer Rate).

Example 5 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Buffer Rate, and 30% Cap Rate. The Index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,130,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,130,000 / 100,000 = $11.30

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 30% x (150/(365 x 6)} = $10.21. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.30, $10.21} = $10.21, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 6 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Buffer Rate, and 30% Cap Rate. The Index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $630,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $630,000 / 100,000 = $6.30

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 30% x (150/(365 x 6)} = $10.21. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$6.30, $10.21} = $6.30, which is a 37% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 37% = (1 - $6.30 / $10.00) x 100%. The Buffer Rate of -30% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 30% = (60% Index loss – 30% Buffer Rate).

Example 7 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Buffer Rate, and 30% Cap Rate. The Index increases to 1,500 (50% gain) 2,000 days after the Cycle Start Date. The Fair Value is $1,320,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,320,000 / 100,000 = $13.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 30% x (2,000/(365 x 6)} = $12.74. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.20, $12.74} = $12.74, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 8 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Buffer Rate, and 30% Cap Rate. The Index decreases to 400 (60% loss) 2,000 days after the Cycle Start Date. The Fair Value is $720,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $720,000 / 100,000 = $7.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}= $10 x {1+ 30% x (2,000/(365 x 6)} = $12.74. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$7.20, $12.74} = $7.20, which is a 28% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 28% = (1 - $7.20 / $10.00) x 100%, the Buffer Rate of -30% does not apply prior to the Cycle End Date, but in this case the decrease in the Cycle Investment Unit Value was within the Buffer Rate limit of 30% = (60% Index loss – 30% Buffer Rate).


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-586
22.3.29.0 | ADG sushs0dc | **20-Apr-2022 02:57 EST** | | **245446 TX 36** | 8* |
| **MIDLAND ADVISORY RIL** | None | | CHW | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | 0C |



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-586 22.3.29.0	ADG sushs0dc	20-Apr-2022 01:41 EST		245446 TX 37	7*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND A PARTICIPATION RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below, if the Index gain since the Cycle Start Date is greater than or equal to zero. Each Cycle Business Day prior to the Cycle End Date, the Cycle Investment Unit Value is equal to (A) below, if the Index gain since the Cycle Start Date is less than zero:

(A) The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the

Fair Value / number of Cycle Investment Units

and

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate

Each Cycle Business Day prior to Cycle End Date, the maximum Cycle Investment Unit Value will be calculated as follows:

{Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x (Proportional Participation Rate)}

The percentage gain in the Cycle Investment Unit Value is determined by applying the Participation Rate to the Proportional Participation Rate, which is the Index gain multiplied by the amount of time that has elapsed since the Cycle Start Date divided by the Cycle Term. The Proportional Participation Rate reduces the Index gain in proportion to the amount of time that has elapsed since the Cycle Start Date versus the Cycle Term.

Proportional Participation Rate = (Index gain) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]

The Index gain is the difference between the last reported value of the Index on the Cycle Business Day and the last reported value of the Index on the Cycle Start Date, divided by the last reported value of the Index on the Cycle Start Date.

Index gain = [(Index Value on Cycle Business Day – Index Value on Cycle Start Date)] / (Index Value on Cycle Start Date)

The hypothetical examples below assume 100,000 Cycle Investment Units for all of the examples and the Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different index levels and different points in the Cycle's life were chosen to demonstrate the effects of the Buffer not applying before the Cycle End Date and the effects of the Proportional Participation Rate on the Cycle Investment Unit Value.

Example 1 Index increases 50%: A Cycle with a 1 year (365 days) Cycle Term, -10% Buffer Rate, and 70% Participation Rate. The Index increases to 1,500 (50% gain) 60 days after the Cycle Start Date. The Fair Value is $1,335,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,335,000 / 100,000 = $13.35

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x [Index Gain * (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 70% x (50% * 60/365} = $10.58. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.35, $10.58} = $10.58, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value determined with reference to the Proportional Participation Rate, so the Cycle Investment Unit Value is limited by the Proportional Participation Rate.

Example 2 Index decreases 60%: A Cycle with a 1 year (365 days) Cycle Term, -10% Buffer Rate, and 70% Participation Rate. The Index decreases to 400 (60% loss) 60 days after the Cycle Start Date. The Fair Value is $493,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $493,000 / 100,000 = $4.93

32


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-586 22.3.29.0 | ADG sushs0dc | | 20-Apr-2022 02:01 EST | | 245446 TX 38 | 7* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 2

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example, since the change in the Index value is negative since the Cycle Start Date.

Cycle Investment Unit Value = (A) = $4.93, which is a 50.7% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 50.7% = (1 - $4.93 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

Example 3 Index increases 50%: A Cycle with a 1 year (365 days) Cycle Term, -10% Buffer Rate, and 70% Participation Rate. The Index increases to 1,500 (50% gain) 300 days after the Cycle Start Date. The Fair Value is $1,346,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,346,000 / 100,000 = $13.46

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x [Index Gain * (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 70% x (50% * 300/365} = $12.88. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.46, $12.88} = $12.88, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value determined with reference to the Proportional Participation Rate, so the Cycle Investment Unit Value is limited by the Proportional Participation Rate.

Example 4 Index decreases 60%: A Cycle with a 1 year (365 days) Cycle Term, -10% Buffer Rate, and 70% Participation Rate. The Index decreases to 400 (60% loss) 300 days after the Cycle Start Date. The Fair Value is $498,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $498,000 / 100,000 = $4.98

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example, since the change in the Index value is negative since the Cycle Start Date.

Cycle Investment Unit Value = (A) = $4.98, which is a 50.2% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 50.2% = (1 - $4.98 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

Example 5 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Buffer Rate, and 125% Participation Rate. The Index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,511,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,511,000 / 100,000 = $15.11

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x [Index Gain * (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 125% x (50% * 150/2190} = $10.43. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$15.11, $10.43} = $10.43, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value determined with reference to the Proportional Participation Rate, so the Cycle Investment Unit Value is limited by the Proportional Participation Rate.

Example 6 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Buffer Rate, and 125% Participation Rate. The Index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $450,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $450,000 / 100,000 = $4.50

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example, since the change in the Index value is negative since the Cycle Start Date.

Cycle Investment Unit Value = (A) = $4.50, which is a 55% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 55% = (1 - $4.50 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

Example 7 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Buffer Rate, and 125% Participation

Rate. The Index increases to 1,500 (50% gain) 2,000 days after the Cycle Start Date. The Fair Value is $1,599,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,599,000 / 100,000 = $15.99



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-586 22.3.29.0	ADG sushs0dc	20-Apr-2022 02:01 EST		245446 TX 38	7*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 2 of 2

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x [Index Gain * (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 125% x (50% * 2000/2190} = $15.71. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$15.99, $15.71} = $15.71, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value determined with reference to the Proportional Participation Rate, so the Cycle Investment Unit Value is limited by the Proportional Participation Rate.

Example 8 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Buffer Rate, and 125% Participation Rate. The Index decreases to 400 (60% loss) 2,000 days after the Cycle Start Date. The Fair Value is $484,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $484,000 / 100,000 = $4.84

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example, since the change in the Index value is negative since the Cycle Start Date.

Cycle Investment Unit Value = (A) = $4.84, which is a 51.60% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 51.60% = (1 - $4.84 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

For more information, *see "Valuation of a Cycle Investment"*.

Transfers out of a Cycle Investment

You may transfer all or a portion of your Cycle Investment Value *out of* a Cycle Investment on any Business Day. If you transfer from a Cycle Investment during the Cycle Term prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate or Buffer Rate will not apply. This means that if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, including transfers to the Subaccounts, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

You may transfer *into* a Subaccount on any Business Day and/or into another Cycle Investment on the Cycle Start Date. If you transfer to another Cycle Investment, we will move your transferred Contract Value into the Default Account one Business Day prior to the Cycle Start Date. You may also request that all or part of any withdrawal amount be reallocated to an upcoming new Cycle Investment or to one or more Subaccounts available under the Contract.

For proceeds from maturing Cycles, if you do not provide transfer instructions in Good Order, we will allocate the Cycle Investment Value to the next new Cycle Investment of the same Cycle Type. If such a new Cycle Investment is not available, we will allocate the Cycle Investment Value to the Default Account.



MIDLAND NATIONAL LIF	Donnelley Financial	ADGP64RS14 22.2.7.0	ADG pf_rend	10-Feb-2022 08:34 EST		245446 TX 39	5*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

Withdrawals from Cycle Investments

To withdraw money from a Cycle Investment, you must send us a Written Request containing the pertinent details of the withdrawal request, including the amount of the withdrawal and the Cycle Investment(s) from which to make the withdrawal ("*withdrawal request*"). Unless we receive specific instructions from you, we will deduct all requested withdrawals pro-rata from the Subaccounts until your Accumulation Value is exhausted. If your Accumulation Value is insufficient to fulfill your withdrawal request and your withdrawal request does not specifically instruct us to deduct the withdrawal from the Cycle Investment(s), we will consider the withdrawal request to be not in Good Order and we will not process the withdrawal request. The minimum partial withdrawal amount is $1,000. Required Minimum Distributions ("RMDs") are not subject to this minimum.

We will process withdrawal requests that we receive by the end of the Cycle Investment Business Day using that day's Cycle Investment Unit Value. For withdrawal requests we receive after the end of the Cycle Investment Business Day, we will use the Cycle Investment Unit Value for the next Cycle Investment Business Day. The number of Cycle Investment Units withdrawn from the Cycle Investment will equal the withdrawal amount divided by the Cycle Investment Unit Value on the close of the Business Day on which the withdrawal is processed.

We will pay the withdrawal amount to the Contract Owner no later than seven days after the Cycle Investment Business Day on which we received the Written Request, subject to our right to defer payment discussed below.

The Cycle Investment Unit Value is determined from the Cycle's Fair Value as provided by the Fair Value Calculation Agent. The Cycle Investment Unit Value reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. *See* "*Valuation of a Cycle Investment* later in this prospectus for more information.

Required Minimum Distributions. Unless we receive instructions from you, we will deduct all RMDs pro-rata from the Subaccounts until your Accumulation Value is exhausted, then from the Cycle Investments on a pro-rata basis. You may instruct us to take RMDs from all Investment Options - all Investment Portfolios Available Under the Contract Investment Options and all Cycle Investments – on a pro-rata basis. If you take an RMD from a Cycle Investment during the Cycle Term prior to the Cycle End Date, you will receive the Cycle Investment Unit Value times the number of Cycle Investment Units withdrawn and the Cycle Investment Unit Value will be limited by the Proportional Cap Rate or Proportional Participation Rate, but the Floor Rate or Buffer Rate will not apply.

The Cycle Investment Unit Value is determined from the Cycle's Fair Value as provided by the Fair Value Calculation Agent. The Cycle Investment Unit Value reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, including an RMD, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. *See* "*Valuation of a Cycle Investment* later in this prospectus for more information.

Deferral of Payment. We may defer payment of any withdrawal proceeds or other payment from a Cycle Investment if, due to the closing or other disruption of financial markets or exchanges or other circumstances beyond the Company's control, the Company is unable to settle the necessary transactions prudently as reasonably determined by the Company. See "Payment of Contract Proceeds". **Payments may be deferred for up to six months if the insurance regulatory authority of the state in which the Contract is issued approves such deferral.**

Cycle End Date Payments; Rollovers

Thirty Business Days before the Cycle End Date, we will send you and your Advisor a Cycle Investment Maturity notice that alerts you to the pending Cycle End Date and provides instructions on how to direct us to allocate the proceeds of a maturing Cycle Investment. At least one Business Day before the Cycle End Date, you may provide written instruction directing us to allocate the



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-586 22.3.29.0	ADG sushs0dc		20-Apr-2022 02:54 EST		245446 TX 40	7*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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proceeds of your maturing Cycle Investments to a new Cycle Investment or to the Subaccounts, either based on the current allocation instructions or new allocation instructions. If you do not notify us we will allocate your proceeds as follows:

1) For maturing Cycle Investments, we will invest the proceeds in a new Cycle Investment of the same Cycle Type;

2) If such a new Cycle Investment is not available, we will allocate the proceeds to the Default Account.

We will pay proceeds of the Cycle Investment on the Cycle End Date.


Additional Information About the Indices

S&P 500 Price Return Index (Bloomberg Ticker: SPX). The S&P 500 Price Return Index was established by Standard & Poor's. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA). The MSCI EAFE Price Return Index was established by Morgan Stanley Capital International. The MSCI EAFE Index is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada. The Index is available for a number of regions, market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries. The price return index does not include dividends or distributions.

Russell 2000 Price Return Index (Bloomberg Ticker: RTY). The Russell 2000 Price Return Index was established by the Frank Russell Company currently managed by FTSE Russell. The Russell 2000 Index refers to a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index. The Russell 2000 is widely regarded as a bellwether of the U.S. economy because of its focus on smaller companies that focus on the U.S. market. The price return index does not include dividends or distributions.

See "*Appendix D - Index Disclaimers*" for important information regarding the Indices.


Replacement of an Index

In the event an Index for a Cycle Investment is discontinued, we may replace the Index with an available comparable Index for future Cycle Investments.

In addition, in the event an Index for a Cycle Investment is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, we may stop offering and/or replace the Index with an available comparable Index for future Cycle Investments.

If an Index is discontinued, for Cycle Terms that are ongoing, we will end, i.e., mature, the Cycle Term on the date the Index is discontinued, and calculate the Cycle Investment return based on the Crediting Type (i.e. Cap Rate or Participation Rate) and the Cycle Structure (i.e. Floor Rate or Buffer Rate), as applicable.

If we stop offering an Index for future Cycle Investments for any reason other than the Index is discontinued, any ongoing applicable Cycle Investments will continue until their Cycle End Date. This means we will not will not mature a Cycle Investment before its Cycle End Date if that Index has not been discontinued.

In replacing an Index for future Cycle Investments, we would attempt to choose a new Index that has a similar investment objective and risk profile to the original Index. The selection criteria for a suitable alternative Index may include the following:

1. There is a sufficiently large market in exchange traded and/or over-the counter options, futures, and similar derivative instruments based on the Index, to allow the Company to hedge fluctuations of the Index Value.

2. The Index is recognized as a broad-based Index for the relevant market; and

3. The publisher of the Index allows the Company to use the Index and other materials for a reasonable fee.

For example, if the S&P 500 Price Return index is discontinued, we will mature the Cycle Investments as of the date of the most recently available Index closing value. We will use that closing value to calculate the return through that date. We will apply the return calculated on that date in the same way we apply the return calculated on the Cycle End Date for Cycle Investments that are not terminated early. This means we will apply the Cap Rate or Participation Rate and Floor Rate or Buffer Rate, as applicable. For



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-586 22.3.29.0	ADG sushs0dc	20-Apr-2022 02:06 EST		245446 TX 41	6*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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example, if the Index was up 10% at the time we matured the Cycle for a Cycle with an 8% Cap Rate, we would credit an 8% return to your Cycle Investment Value and for a Cycle with a 90% Participation Rate, we would credit a 9% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle for a Cycle with a -10% Buffer Rate, we would credit a 20% negative return to your Cycle Investment Value and for a Cycle with -10% Floor Rate, we would credit -10%. We would provide notice about maturing the Cycle that is terminated early, as soon as practicable and ask for instructions on where to transfer your Cycle Investment Value.

We will give at least a 30 day notice of any change, unless the Index provider itself gives us less than 30 days' notice, in which case we will give you and your Advisor notice as soon as practicable.

In the case of any of the types of early maturities discussed above, you can allocate the Cycle Investment Value to any of the available investment options, such as immediately to a Subaccount or to a Cycle Investment on the next Cycle Start Date, if available.

Contract owners are always permitted to transfer to the Subaccounts and may not invest in Cycles that have already commenced.

Valuation of a Cycle Investment

The amount invested in a Cycle Investment by the Contract Owner is the Cycle Investment Value. As of any Cycle Business Day, the Cycle Investment Value is measured by the number of Cycle Investment Units credited to the Contract multiplied by the Cycle Investment Unit Value, each as of that Cycle Business Day. The Cycle Investment Value will reflect withdrawals and fluctuations in the Cycle Investment Unit Value. ON ANY CYCLE BUSINESS DAY AFTER THE CYCLE START DATE, THE CONTRACT OWNER'S CYCLE INVESTMENT VALUE MAY BE LESS THAN THE AMOUNT INITIALLY INVESTED. The Cycle Investment Value is reduced by the dollar amount of all withdrawals.

Cycle Investment Unit

The number of Cycle Investment Units initially credited to the Contract is calculated by dividing the amount allocated to the Cycle Investment on the Start Date by $10.00. The number of Units credited to the Contract will be reduced by withdrawals made prior to the Cycle End Date based on the amount withdrawn and the Cycle Investment Unit Value at the time of the withdrawal.

Example. A withdrawal of $10,000 is requested from a Cycle Investment prior to the Cycle End Date. At the time of the request, the number of Cycle Investment Units owned by the Contract Owner is 10,000 and the Cycle Investment Unit Value is $10 for a total Cycle Investment Value of $100,000. After the withdrawal the total Cycle Investment Value is $90,000 = $100,000 - $10,000 (withdrawal). The number of Cycle Investment Units after the withdrawal is 9,000 = 10,000 - $10,000(withdrawn) / $10(Cycle Investment Unit Value).

Cycle Investment Unit Value

For each Cycle Investment, we will establish the Cycle Investment Unit Value on the Start Date, and calculate the Cycle Investment Unit Value on each Cycle Business Day and on the Cycle End Date. The methods used to calculate the Cycle Investment Unit Value on each Cycle Business Day and on the Cycle End Date are different.

On the Start Date. For each Cycle Investment we establish an Initial Cycle Investment Unit Value at $10.00 on the Cycle Start Date.

During the Cycle Term. For each Cycle Investment, we determine the Cycle Investment Unit Value as of each Cycle Business Day based on its Fair Value and the Proportional Cap Rate or Proportional Participation Rate. The Buffer Rate and Floor rate do not apply.

We have contracted with S&P Global Market Intelligence, an independent analytics firm, to be the Fair Value Calculation Agent to compute the Fair Value of a Cycle Investment Unit.

The Fair Value of a Cycle Investment is determined by the Fair Value Calculation Agent as of the end of each Cycle Business Day. The Fair Value reflects the current value of certain financial instruments. These financial instruments are intended to provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate or Participation Rate and subject to the Floor Rate or Buffer Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is based on the economic value of a hypothetical investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The value of each of these financial instruments is determined by the Fair Value Calculation Agent using standard financial industry calculations.


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-586 22.3.29.0 | ADG sushs0dc | | **20-Apr-2022 02:07 EST** | | **245446 TX 42** | **5*** |
| **MIDLAND ADVISORY RIL** | None | | CHW | | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | **0C** |

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On each Business Day prior to the Cycle's End Date, we will use the Fair Value for each Cycle, as provided by the Fair Value Calculation Agent, to calculate the Fair Value per Cycle Investment Unit outstanding.

For Cycle Investments with a Cap Rate Crediting Type, this value is then compared to the Cycle Investment's Proportional Cap Rate. The Cycle Investment Unit Value for that Business Day is the lesser of the Fair Value per Cycle Investment Unit outstanding and the Cycle Investment's Proportional Cap Rate, which is the greatest possible Cycle Investment Unit Value.

For Cycle Investments with a Participation Rate Crediting Type this value is then compared to the Cycle Investment's Proportional Participation Rate. The Cycle Investment Unit Value for that Business Day is the lesser of the Fair Value per Cycle Investment Unit outstanding and the Cycle Investment's Proportional Participation Rate, which is the greatest possible Cycle Investment Unit Value.

See "Appendix E – Fair Value Formulas" for more detailed information about how the Fair Value Calculation Agent determines the Fair Value. See "Appendix C– Cycle Investment Unit Value Examples" for illustrations of how Cycle Investment Unit Values are computed.

Cycle Investments do not involve an investment in any underlying portfolio of securities or financial instruments. Individuals should consult their financial professional about the risks, benefits, and other features of the Cycle Investments, and whether the Cycle Investments are appropriate based upon their financial situations and objectives. Please consider carefully the important information contained in this prospectus before investing in a Cycle Investment.

THE SUBACCOUNT INVESTMENT OPTIONS

The Subaccounts are offered through the Midland National Life Separate Account C (the "Registered Separate Account"). The Registered Separate Account is divided into Subaccounts, called, each of which invests exclusively in shares of one Investment Portfolio. You may allocate part or all of your premium payment to one or more Subaccounts.

A list of the Investment Portfolios currently available through the Subaccounts is set forth at the back of this prospectus in "APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT". Appendix A also includes information about the investment types and advisers of each Investment Portfolio.

The Investment Portfolios available under the Contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the Investment Portfolios are very similar to the investment objectives and policies of other (publicly available) mutual funds that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of any of the Investment Portfolios that are available under the Contracts may be lower, or higher, than the investment results of such other (publicly available) mutual funds. There can be no assurance, and no representation is made, that the investment results of any of the available Investment Portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

The Investment Portfolios offered through the Contract were selected by Midland National based on several criteria, including asset class coverage, the alignment of investment objectives of a portfolio with our hedging strategy, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Of course, we also consider whether the portfolio's adviser is an affiliate of ours. We also consider whether the Investment Portfolio, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for the sale of the policies. Another factor that we consider during the selection process is whether the Investment Portfolio or one of its service providers (e.g., the investment adviser or sub-advisers) will make payments to us or our affiliates in connection with certain administrative, marketing and support services, and the amount of any such payments, or whether affiliates of the Funds can provide marketing and distribution support for sales of the Contracts.

The Investment Portfolios, their managers, or affiliates thereof, may make payments to Midland National and/or its affiliates. These payments may be derived, in whole or in part, from the fees disclosed in the Investment Portfolios' prospectuses including investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each Investment Portfolio. Owners, through their indirect investment in the Investment Portfolios, bear the costs of these fees. The amount of these payments may be substantial, may vary between Investment Portfolios, and generally are based on a percentage of the assets in the Investment


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-586 22.3.29.0 | ADG sushs0dc | 20-Apr-2022 02:53 EST | | 245446 TX 43 | 6* |
| **MIDLAND ADVISORY RIL** | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Portfolios that are attributable to the Contracts and other variable insurance products issued by Midland National. These percentages currently range up to 0.50% annually. Midland National may use these payments for any corporate purpose, including payment of expenses that Midland National and/or its affiliates incur in promoting, issuing, marketing, and administering the Contracts, and, that we incur in our role as intermediary, in promoting and marketing the Investment Portfolios. Midland National and its affiliates may profit from these payments.

You are responsible for choosing the Subaccounts, and the amounts allocated to each, that are appropriate for your own individual circumstances and by your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you decisions regarding investment allocations should be carefully considered and periodically re-evaluated.

Other Investment Portfolios (or available classes) may have lower fees and better overall investment performance.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Investment Portfolios that are available to you, including each Investment Portfolio's prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the fund company's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to an Investment Portfolio. You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the entire risk for the allocation of your premiums and Accumulation Value among the Investment Options. We are not responsible for any investment or other advice or services that you may receive, including the advice and services provided by your Advisor.

You bear the risk of any decline in the Accumulation Value of your Contract resulting from the performance of the Investment Options you have chosen.

We do not recommend or endorse any particular Investment Portfolio or Portfolios and we do not provide investment advice.

Availability of the Investment Portfolios

We cannot guarantee that each Investment Portfolio will always be available for investment through the Contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of an Investment Portfolio that are held in the Subaccount, New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of an Investment Portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that Investment Portfolio and substitute shares of another Investment Portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

Your Accumulation Value (Contract Value allocated to the Subaccounts)

Your Accumulation Value is the sum of the amounts you have invested in the Subaccounts. Your Accumulation Value will vary daily to reflect the investment performance of the Investment Portfolios you select, any premium payments, partial withdrawals, surrenders, and charges assessed in connection with the Contract. Transaction charges are made on the effective date of the transaction. Charges against the Subaccounts are reflected daily.

There is no guaranteed minimum Accumulation Value for amounts allocated to the Subaccounts. You bear the investment risk. A Subaccount's performance will cause your Accumulation Value to go up or down each Valuation Period.

Accumulation Units

The amount you invest in each Subaccount is represented by the value of the Accumulation Unit Value times the number of Accumulation Units credited to you. Premium payments allocated to and Accumulation Value transferred to a Subaccount are used to purchase Accumulation Units. Accumulation Units are sold or redeemed when you make a surrender, partial withdrawal or transfer amounts from a Subaccount to a Cycle Investment, and to purchase an Annuity Option or pay the Death Benefit when the Owner dies. If you choose to pay the Advisory Fee from your Contract Value, we will redeem Accumulation Units to effect these deductions. We also redeem units to pay Transaction Expenses. See the "Fee Table" for more information about Transaction Expenses.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-586 22.3.29.0 | ADG sushs0dc | 20-Apr-2022 02:10 EST | | 245446 TX 44 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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We calculate the number of Accumulation Units purchased or redeemed in a Subaccount by dividing the dollar amount of the transaction by the Subaccount's Accumulation Unit Value at the end of the day, if it is a Business Day. If it is not a Business Day, we will use the Accumulation Unit Value on the next Business Day. The number of Accumulation Units credited to you will not vary because of changes in Accumulation Unit Values.

The Accumulation Units of each Subaccount will have different Accumulation Unit Values. We determine Accumulation Unit Values for the Subaccounts at the end of each Business Day. The Accumulation Unit Value for each Subaccount is initially set at $10.00. Accumulation Unit Values fluctuate with the investment performance of the corresponding portfolios. Accumulation Unit Values reflect investment income, the Investment Portfolios' realized and unrealized capital gains and losses, and the Investment Portfolios' expenses. The Accumulation Unit Values also reflect the daily asset charges we deduct from your Subaccount Accumulation Value currently at an effective annual rate of 0.40%. Additional information about the Accumulation Unit Values is contained in the SAI.

Transfers of Accumulation Value

You generally may transfer amounts among the Subaccounts prior to Maturity Date, unless otherwise noted. The minimum amount that may be transferred in a single day is $100 or 100% of the Contract Value allocated to the Subaccount if less than $100. The minimum amount may come from or be transferred to more than one Subaccount. Completed transfer requests received at our Customer Service Center in Good Order before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the Accumulation Unit Value determined at the close of that Valuation Period. If we receive your completed transfer request in Good Order after the close of a Valuation Period, we will process the transfer request at the Accumulation Unit Value determined at the close of the next Valuation Period.

For information regarding telephone or facsimile requests, see "Administrative Procedures". Transfers may be delayed under certain circumstances. See "Payment of Contract Proceeds". We currently do not charge for transfers between Subaccounts, but reserve the right to charge $15 per transfer for transfers in excess of 12 per Contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different Subaccount. The fee is waived for transfers in connection with active Dollar Cost Averaging or automatic rebalancing programs.

We reserve the right to eliminate and/or restrict the transfer privilege in any manner we deem appropriate for some, all or specific Owners.

This transfer discussion applies only to transfers to and from the Subaccounts.

Transfer Limitations

Frequent, large, programmed or short-term transfers among Subaccounts, such as those associated with "market timing" transactions, can adversely affect the Investment Portfolios and the returns achieved by Owners. In particular, such transfers may dilute the value of the Investment Portfolios' shares, interfere with the efficient management of the Investment Portfolios' investments, and increase brokerage and administrative costs of the Investment Portfolios. In order to try to protect our Owners and the Investment Portfolios from potentially harmful trading activity, We have implemented certain market timing and excessive trading policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Investment Portfolio shareholders.

More specifically, currently our Market Timing Procedures are intended to detect potentially harmful trading or transfer activity by monitoring for excessive trading. We currently define excessive trading as:

- More than one purchase and sale of the same Subaccount within a 60-calendar day period, commonly referred to as a "round trip". Two or more "round trips" involving the same Subaccount within a 60-calendar day period is considered excessive trading.

- Six round-trips involving the same Subaccount within a twelve month period.

We will review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters. We will review those transfers (and other transfers in the same Contract) to determine if, in our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful. We will honor and process the second transfer request, but if we believe that the activity is potentially harmful, we will suspend that Contract's transfer privileges and we will not accept another transfer request telephonically or electronically (fax, internet, etc.) for 14 Business Days. We will attempt to inform the Owner (or Advisor) by telephone that their transfers have been deemed potentially harmful to others and that their telephone and electronic transfer privilege is suspended for 14 days. If we do not succeed in reaching the Owner or Advisor by phone, we will send a letter by first class mail to the Owner's address of record.


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-586 22.3.29.0 | ADG sushs0dc | 20-Apr-2022 02:11 EST | | 245446 TX 45 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

We reserve the right to apply our market timing procedures to all Subaccounts available under the Contract, including Subaccounts that invest in Investment Portfolios that affirmatively permit frequent and short-term trading in other variable annuity Contracts offered by us or other insurance companies. Therefore, if you allocate premiums or your Accumulation Value to such a Subaccount, you may indirectly bear the effects of market timing or other frequent trading. These Investment Portfolios might not be appropriate for long-term investors. For a complete description of each Investment Portfolios' trading policies, review each Investment Portfolios' prospectus.

In addition to our own market timing procedures, managers of the Investment Portfolios might contact us if they believe or suspect that there is market timing or other potentially harmful trading, and if so we will take appropriate action to protect others. In particular, we may, and we reserve the right to, reverse a potentially harmful transfer. We will inform the relevant Owner and/or Advisor, and the Owner will bear any investment loss of such reversal.

To the extent permitted by applicable law, we reserve the right to delay or reject a transfer request at any time that we are unable to purchase or redeem shares of any Investment Portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of Investment Portfolio shares on the part of the Investment Portfolio's managers pursuant to the Investment Portfolio's policies and procedures respecting market timing activities or other potentially abusive transfers. If this occurs, we will attempt to contact you by telephone for further instructions. If we are unable to contact you within 5 Business Days after We have been advised that your transfer request has been refused or delayed by the Investment Portfolio manager, the amount intended for transfer will be retained in or returned to the originating Subaccount. You should also be aware that as required by Rule 22c-2 under the 1940 Act, We have entered into information sharing agreements with each of the fund or trust company whose Investment Portfolios are offered through the Contract. We share your trading information under these agreements as necessary for the fund and trust companies to monitor Investment Portfolio trading and this may include personal Contract information, including names and social security numbers or other tax identification numbers. As a result of this information sharing, a fund or trust company may direct us to restrict a Contract Owner's transactions if the fund or trust company determines that the Contract Owner violated the Investment Portfolio's excessive/frequent trading policy. This could include the fund or trust company directing us to reject any future allocations of premium payments or transfers from a Subaccount or Cycle Investment to any Subaccount investing Investment Portfolio or all Investment Portfolios within the fund family. We are contractually obligated to comply with all restrictions imposed by the Investment Portfolios. You should read the prospectuses of the Investment Portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other Owners or Investment Portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We may change our parameters to monitor for a different number of transfers with different time periods, and we may include other factors such as the size of transfers made by Owners within given periods of time, as well as the number of "round trip" transfers into and out of particular Subaccounts for purposes of applying the parameters used to detect potential market timing and other potentially harmful activity. We may aggregate transfers made in two or more Contracts that We believe are connected (for example, two Contracts with the same Owner, or owned by spouses, or owned by different partnerships, trusts, or corporations that are under common control, etc.).

We do not include transfers made pursuant to the Dollar Cost Averaging program and Investment Portfolio rebalancing program in these limitations. We may vary our market timing procedures from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. We may choose not to apply these detection methods to Subaccounts investing in Investment Portfolios that, in our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

We reserve the right to place restrictions on the methods of implementing transfers for all Owners that we believe might otherwise engage in trading activity that is harmful to others. For example, we might only accept transfers by original "wet" Owner signature conveyed through the U.S. mail (that is, we can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means, or overnight courier service). We also reserve the right to implement and administer redemption fees imposed by one or more of the Investment Portfolios in the future.

Contract Owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the Contract may also limit our ability to restrict or deter harmful transfers. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect other Owners or Investment Portfolios' shareholders


| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS43 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 46 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect every potential market timer. Some market timers may get through our controls undetected and may cause dilution in Accumulation Unit Values to others. We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver, or exception. We may vary our Market Timing Procedures among our other variable insurance products to account for differences in various factors, such as operational systems and Contract provisions. In addition, because other insurance companies and/or retirement plans may invest in the Investment Portfolios, we cannot guarantee that the Investment Portfolios will not suffer harm from frequent, programmed large, or short-term transfers among Subaccounts of variable policies issued by other insurance companies or among Subaccounts available to retirement plan participants.

PROCESSING SURRENDERS AND PARTIAL WITHDRAWALS – CYCLE INVESTMENT & SUBACCOUNTS

You may withdraw all or part of your Surrender Value by sending a written request to our Customer Service Center in Good Order. The Surrender Value is the Contract Value minus any applicable state premium tax charge. Partial withdrawals must be made in amounts of $1,000 or more (except for RMDs, systematic withdrawals and Advisory Fee deductions) and cannot reduce your Contract Value to less than $1,000. If a partial withdrawal results in your Contract Value becoming less than $1,000, then the entire Surrender Value must be withdrawn. A full surrender request, regardless of the Contract Value, must be submitted in writing and accompanied by your Contract. We reserve the right to change this process at any time. For a full surrender, you must send in your Contract with your surrender request or sign a lost Contract statement.

You may request partial withdrawals up to $25,000 via telephone, four times a calendar year per Contract, provided prior written authorization has been received by our Customer Service Center. You will be required to verify personally identifiable information at the time you request a partial withdrawal. If there are joint Owners, both Owners must be on the telephone at the time of request.

Telephone authorization will remain in effect until we receive written notification from you to terminate this authorization. If the Contract has joint Owners, both Owners are required to sign the written notification to terminate telephone authorization. We may discontinue this program at any time at our sole discretion. There are some restrictions on telephone partial withdrawals; please call our Customer Service Center with any questions.

We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. We reserve the right to restrict, suspend or eliminate the use of, or modify the requirements for making, telephone partial withdrawals at any time.

Any required tax withholding will be deducted from the amount paid. In addition, upon full surrender a state premium tax charge, if applicable, may also be subtracted.

Completed surrender or partial withdrawal requests received in Good Order at our Customer Service Center before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the Accumulation Unit Value and Cycle Investment Unit Value determined at the close of that regular trading session of the New York Stock Exchange. If we receive your completed surrender or partial withdrawal request in Good Order after the close of a Valuation Period, we will process the surrender request at the unit value determined at the close of the next Valuation Period.

We will generally pay the surrender or partial withdrawal amount within seven days after we receive a properly completed surrender or partial withdrawal request in Good Order. See "Administrative Procedures" later in this prospectus. We may defer payment for more than seven days when:

- trading on the New York Stock Exchange is restricted as defined by the SEC;

- the New York Stock Exchange is closed (other than customary weekend and holiday closing);

- an emergency exists or if for any reason it is not reasonably practicable to dispose of or fairly value the securities held in an Investment Option;

- for such other periods as the SEC may by order permit for the protection of Owners; or

- your premium check has not cleared your bank.

See "Payment of Contract Proceeds".

If we defer payment for 30 or more days, then during the period of deferment, we will pay interest at the rate required by the jurisdiction in which this Contract is delivered.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-586 22.3.29.0 | ADG sushs0dc | | 20-Apr-2022 02:14 EST | | 245446 TX 47 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Unless you specify otherwise, your partial withdrawal will be deducted from all Subaccounts in the same proportion as your Contract Value bears to each Subaccount. If your Accumulation Value is insufficient to fulfill your withdrawal request and your withdrawal request does not specifically instruct us to deduct the withdrawal from the Cycle Investment(s), we will consider the withdrawal request to be not in Good Order and we will not process the withdrawal request.

Withdrawals from Cycle Investments prior to the Cycle End Date is determined by Cycle Investment Unit Value, which is based on the Fair Value. The Cycle Investment Unit Value reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Surrenders and partial withdrawals will generally have Federal income tax consequences that can include income tax penalties and tax withholding. Surrenders and partial withdrawals may be restricted under certain qualified Contracts. You should consult with and rely on your tax advisor before making a surrender or partial withdrawal. See "FEDERAL TAX STATUS" later in the prospectus.

In a series of recent private letter rulings ("PLRs"), the IRS has recognized that investment advisor fees paid out of Contract Value will, in certain circumstances and subject to conditions, not be treated as taxable distributions from a Non-Qualified Contract, will not be taxable to the Contract Owner, are not reportable to the IRS as distributions from the Contract and are not subject to the 10% tax penalty for Contract Owners who are under age 59½. We have received such a private letter ruling from the IRS and intend to tax report in accordance with that ruling. Accordingly, advisory fees will be treated as non-taxable distributions for reporting purposes by the Company. However, these rulings generally only can be relied upon by the taxpayers who obtained them, and the IRS is not bound by these rulings with respect to your tax treatment under your Contract. Regardless of how we treat the deduction of Advisory Fees for tax reporting purposes, there is a risk that federal and state taxing authorities may determine that these deductions are subject to federal and state income taxes, including a 10% tax penalty if you are under age 59½. In all events, we will administer the Contract to comply with these PLRs and any other federal tax requirements. Please see "Advisory Fees Deducted from Contract Value" and "Federal Tax Status" later in the prospectus for more information.

42


| **MIDLAND NATIONAL LIF** | Donnelley Financial | FWPAXD-PFRS43 22.2.7.0 | ADG pf_rend | | **10-Feb-2022 08:34 EST** | | **245446 TX 48** | 6* |
| **MIDLAND ADVISORY RIL** | None | | CHW | | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | 0C |

Page 1 of 1

BENEFITS UNDER THE CONTRACT

The following table summarizes information about the *standard* benefits under the Contract. None of them require an additional charge.

Name of Benefit	Purpose	Brief Description of Restrictions / Limitations
Systematic Withdrawal Program	Allows you to set up an automatic payment	• Each payment must be at least $100 (unless we consent otherwise) • Subject to any applicable income taxes, including a possible 10% federal tax penalty if taken before age 59 1/2.
Dollar Cost Averaging ("DCA") Program	Allows you to systematically transfer a set amount each month from a Subaccount to other available Subaccounts	Your Accumulation Value must be at least $10,000 to initiate the DCA program. The minimum amount that you may transfer monthly is $100, quarterly is $300, and semi-annually is $600 and annually is $1,200. Not available during the Free Look Period. Not available if you elect Portfolio Rebalancing Transfers only available among Subaccounts – Cycle Investments are not eligible
Portfolio Rebalancing Program	Allows us to automatically rebalance your Accumulation Value to return to your original percentage allocations	Your Accumulation Value must be at least $10,000 to initiate the program. We will terminate the program if you direct any subsequent reallocation, contribution or partial withdrawal on other than a pro-rata basis. We reserve the right to end the portfolio rebalancing program by sending you and your Advisor one month's notice. You may not elect Portfolio Rebalancing if you have an active DCA program. Not available if you elect DCA Transfers only available among Subaccounts – Cycle Investments are not eligible
Death Benefit	Pays your beneficiary your Contract Value	Terminates upon the Maturity Date. If you elect to pay Advisory Fees from your Contract Value, this deduction will reduce the Contract Value and therefore the Death Benefit.

Systematic Withdrawals

The systematic withdrawal feature allows you to have a portion of your Contract Value withdrawn automatically. For example, you may elect to have $500 withdrawn from your Contract Value automatically every month.

These withdrawals occur only: (1) while the Owner is living, (2) before the Maturity Date, and (3) after the Free Look Period. You may elect this option by sending a properly completed service form to our Customer Service Center. You may designate the systematic withdrawal amount and the frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See your Contract for details on systematic withdrawal options and when each begins.

Systemic Withdrawals will be taken pro-rata from your Subaccounts only. Once the Subaccounts' Accumulation Value is exhausted, the Systematic Withdrawals will terminate. If the contract owner wishes to continue Systematic Withdrawals, he/she will have to contact us to set up a new Systematic Withdrawal program for the Cycle Investments and then will be taken pro-rata from your Cycle Investments. The Cycle Investment Unit Value prior to the Cycle End Date is based on the Fair Value of the Cycle,

Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, which reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal, including Systematic Withdrawals, prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower. **You should consult with a financial professional before taking Systematic Withdrawals from the Cycle Investments prior to the Cycle End Date.**

If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then we will process your withdrawal at the Accumulation Unit Value and/or Cycle Investment Unit Value determined at the close of the next Valuation Period.

You can stop or modify the systematic withdrawals by sending us a Written Notice. A proper Written Notice must include the consent of any effective assignee or irrevocable Beneficiary, if applicable.



MIDLAND NATIONAL LIF	Donnelley Financial	FWPAXD-PFRS43 22.2.7.0	ADG pf_rend		10-Feb-2022 08:34 EST		245446 TX 49	5*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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Each systematic withdrawal must be at least $100. Each request for withdrawal amounts of less than $100 will be reviewed on a case-by-case basis. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100. Upon payment, we reduce your Contract Value by an amount equal to the payment proceeds. In no event will the payment of a systematic withdrawal exceed the Surrender Value. The Contract will automatically terminate if a systematic withdrawal causes the Contract's Surrender Value to equal zero.

To the extent, if any, that there is gain in the Contract, systematic withdrawals generally are included in the Owner's gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59$\frac{1}{2}$. Additional terms and conditions for the systematic withdrawal program are set forth in your Contract and in the application for the program.

Dollar Cost Averaging (DCA)

The Dollar Cost Averaging (DCA) program enables you to make monthly, quarterly, semi-annual or annual transfers of a predetermined dollar amount from the DCA source account into one or more of the Subaccounts.

For example, you can instruct us to transfer $1,000 on the first of each month to an Investment Portfolio that you have selected. Hypothetically, the $1,000 allocation may have bought 50 Accumulation Units of the Investment Portfolio in January, 65 Accumulation Units in February, and 45 Accumulation Units in March. In these three months, you allocated $3,000 to the Investment Portfolio which has resulted in 160 Accumulation Units. The value of each Accumulation Unit is an average of the three values used at the time of allocation. If you had allocated the entire $3,000 at one time, the total value might be higher or lower.

You may elect the DCA program on a monthly, quarterly, semi-annual or annual basis. Your Accumulation Value must be at least $10,000 to initiate the DCA program. The minimum amount that you may transfer monthly using DCA is $100, quarterly is $300, semi-annually is $600 and annually is $1,200.

You may select any Subaccount as the source account. The source account must have a minimum beginning balance of $1,200. The DCA program may reduce the impact of market fluctuations by allocating Accumulation Value to Subaccounts over time. The DCA program does not ensure a profit nor protect against a loss in declining markets.

You may elect only one DCA program at any time. You must complete the proper request form and send it (in Good Order) to our Customer Service Center**. The minimum amount of time at set-up is 3 months**. There is no maximum set-up time limit. We reserve the right to limit or change the minimum and maximum timeframes for the DCA program. You may qualify to begin a DCA program by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account.   The DCA request form will specify:

- the DCA source Subaccount from which transfers will be made,

- the total monthly amount to be transferred to the other Subaccount(s), and

- how that monthly amount is to be allocated among the Subaccounts.

Once you elect DCA, you may allocate additional premium payments to the DCA source Subaccount by sending them in with a DCA request form or written instructions. Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless you specify otherwise. All amounts in the DCA source Subaccount will be available for transfer under the DCA program.

If requested at issue, the DCA will start on the same day of the month as the Issue Date in the second Contract Month. If requested after issue, it will start on the same day of the month as the Issue Date during Contract Month after the request is received. **The DCA is not available until the end of the Free Look Period.**

You may stop the DCA program at any time by sending us Written Notice. The DCA program will automatically terminate when the source Subaccount does not have sufficient Accumulation Value to fund the DCA transfers. We reserve the right to end the DCA program by sending you and your Advisor one month's notice. You may not elect a DCA program together with a Portfolio Rebalancing program.

We do not charge any specific fees to participate in a DCA program.

The DCA applies only to the Subaccounts. It is not available for the Cycle Investment Options.



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-586 22.3.29.0	ADG sushs0dc	20-Apr-2022 03:20 EST		245446 TX 50	7*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

Portfolio Rebalancing

If you elect the Portfolio Rebalancing program, we will automatically reset your Accumulation Value allocated to each Subaccount to percentage levels that you request. If you elect this option, we will transfer amounts among the Subaccounts necessary to "rebalance" the Accumulation Value to your specified percentages. You may direct us to perform the rebalancing on a quarterly, semi-annual, or annual basis.

For example, assume that you want your initial premium payment split between two Investment Portfolios. You want 40% in Investment Portfolio A and 60% in Investment Portfolio B. Hypothetically, over the next $2^{1}/_{2}$ months "A" does very well while "B" performs poorly. At the end of the first quarter, "A" now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in "A" to bring its value back to 40% and use the money to buy more units in "B" to increase those holdings to 60%.

Portfolio rebalancing will occur on the same day of the month as the Issue Date. If the rebalance date does not fall on a Business Day, the rebalancing will be processed on the next Business Day. If you do not select a rebalancing period, we will rebalance your Subaccounts on a quarterly basis. Rebalancing will be based on your most recent investment directions.

Portfolio rebalancing may result in transferring amounts from a Subaccount earning a relatively high return to one earning a relatively low return. Your Accumulation Value must be at least $10,000 to initiate a portfolio rebalancing program. Contact us at our Customer Service Center to elect the portfolio rebalancing program.

Portfolio rebalancing will remain in effect until we receive your written termination request. We will also terminate the program if you direct any subsequent reallocation, contribution or partial withdrawal on other than a pro-rata basis. We reserve the right to end the portfolio rebalancing program by sending you and your Advisor one month's notice. You may not elect portfolio rebalancing if you have an active DCA program.

There is no charge for portfolio rebalancing transfers, and rebalancing transfers do not count towards your transfer limits.

Portfolio rebalancing applies only to the Subaccounts. It is not available or the Cycle Investment options.

Death Benefit

If an Owner dies before the Maturity Date and while the Contract is still in force, we will pay a Death Benefit to your designated Beneficiary. The Death Benefit is payable on receipt in Good Order (at our Customer Service Center) of satisfactory proof of the Owner's death, an election of how the Death Benefit is to be paid, and any other required documents or forms. The amount of the Death Benefit will be determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order. **For example, if your Contract Value is $100,000 on the date of death, September 1st , and declines to $90,000 on September 10th, which is the date that our Customer Service Center receives the required documentation in good order, your death benefit will equal $90,000. If you elect to pay Advisory Fees from your Contract Value, this deduction will reduce the Contract Value and therefore the Death Benefit on a dollar-for-dollar basis. You should discuss with your Advisor the impact of deducting Advisory Fees from your Contract Value prior to making an election.**

For example, assume you purchase the Contract with an initial premium payment of $100,000, you invest all of your money into the Subaccounts and your investment earns a 5% return each year after the deduction of the Separate Account Annual Expense charge and Annual Portfolio Expenses. The following table illustrates your Contract Value and Death Benefit at the end of each Contract Year based on these assumptions:

Contract Year	Contract Value / Death Benefit if you elect *not* to deduct Advisory Fees from Contract Value	Contract Value / Death Benefit if you elect to deduct 1.5% annual Advisory Fees from Contract Value
1	$ 105,000.00	$ 103,425.00
2	$ 110,250.00	$ 106,967.31
3	$ 115,762.50	$ 110,630.94
4	$ 121,550.63	$ 114,420.05
5	$ 127,628.16	$ 118,338.93
6	$ 134,009.56	$ 122,392.04
7	$ 140,710.04	$ 126,583.97
8	$ 147,745.54	$ 130,919.47
9	$ 155,132.82	$ 135,403.46
10	$ 162,889.46	$ 140,041.03



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-586 22.3.29.0	ADG sushs0dc	20-Apr-2022 02:48 EST		245446 TX 51	5*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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Any death benefit payment attributable to the Cycle Investments and paid prior to the Cycle End Date will be based on the Cycle Investment Unit Value, which reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date.

Designation of your Beneficiary. You name one or more Beneficiaries in your Contract application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. You may change a revocable Beneficiary during your lifetime. We must receive a Written Notice (signed and dated) informing us of the change. Upon receipt and acceptance at our Customer Service Center, a change takes effect as of the date that the Written Notice is recorded by us. We will not be liable for any payment made before we receive and accept the Written Notice to change your Beneficiary.

If no primary Beneficiary is living when the Owner dies, the Death Benefit will be paid to the contingent Beneficiary, if any. If no Beneficiary is living when the Owner dies, then we will pay the Death Benefit to the Owner's estate. If the sole Beneficiary is not the spouse, the surviving joint Owner will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.

For non-qualified Contracts, if an Owner dies prior to the Maturity Date, then the Death Benefit must be paid within 5 years of the Owner's death (other than amounts payable to, or for the benefit of, the surviving spouse of the Owner). For joint Owners the Death Benefit is paid upon the first death.

If you name your spouse as the Beneficiary and the spouse (1) was married to the deceased Owner, as recognized by Federal law, as of the date of the deceased Owner's death, and (2) is the sole primary Beneficiary, your surviving spouse may choose to continue the Contract, which will then be treated as his/her own Contract. If your spouse chooses to continue the Contract under spousal continuance, by current company practice they will receive the Death Benefit. This amount would be allocated among Investment Options in accordance with the current allocations for the Contract and may be, under certain circumstances, considered earnings.

If the sole Beneficiary is not the spouse, the surviving joint Owner, if any, will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.

Under a non-qualified Contract, when a Death Benefit is paid on the death of an Owner or a joint Owner and a payment option is selected, the payment option must be an annuity for the life of the Payee or for a period extending no longer than the Payee's life expectancy, and payments must begin within one year of the date of death. In certain circumstances, required minimum distribution rules for qualified Contracts may require the Death Benefit to be paid out within ten years. See "Federal Tax Status" for more information later in this prospectus.

If there are multiple Beneficiaries, each Beneficiary will receive their proportional share of the Death Benefit proceeds as of the date we receive an election of how that Beneficiary's portion of the Death Benefit is to be paid (or if later, when all Good Order requirements are met). Payments will include interest to the extent required by law.

After the date on which we receive an original death certificate or a copy of the death certificate via facsimile, the Beneficiary has the option of transferring the Accumulation Value to the short term Investment Option(s) before the date on which the first complete Death Benefit claim is received. If there are multiple Beneficiaries then they all must join in such a transfer request or the Company will not be able to honor the request.

If the Owner dies on or after income payments have begun, then any remaining amounts, must be paid at least as rapidly as the benefits were being paid at the time of the Owner's death. Other rules relating to distributions at death apply to Qualified Contracts.

If any Owner is a non-natural person, the Death Benefit is paid upon the death of the Annuitant.

If joint Owners die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first.

Naming different persons as Owner and Annuitant can affect whether the Death Benefit is payable, the amount of the benefit, and who will receive it. Use care when naming Owners, Annuitants, and beneficiaries, and consult your Advisor if you have questions. State premium taxes may be deducted from the Death Benefit proceeds.


| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS43 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 52 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the Contract's Maturity Date or date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This "escheatment" is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim the Death Benefit with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including full names and complete addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means at our Customer Service Center.

47


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| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS43 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 53 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

CHARGES, FEES AND DEDUCTIONS

Transaction Expenses

Transfer Fee. We reserve the right to charge $15 per transfer for transfers among Subaccounts and between Subaccounts and Cycle Investments in excess of 12 per Contract year. We do not currently assess this fee. If assessed, this fee will be deducted from the amount that is transferred prior to the allocation to the new Investment Option. The fee is waived for transfers in connection with active DCA or automatic rebalancing programs. We will not charge for any transfers of initial or additional premium payments that include allocation instructions for the next Cycle Start Date.

Annual Contract Expenses

Separate Account Annual Expenses. We call this charge the Base Contract Expenses in the "Important Information You Should Consider About the Contract" and the "Fee Table" sections earlier in this prospectus.

The Separate Account Annual Expenses are composed of a mortality and expense risk charge currently assessed at an annual rate of 0.30% and an administrative fee currently assessed at an annual rate of 0.10% of your Accumulation Value. We deduct the charges on a daily basis through the calculation of the Accumulation Unit Value of the Subaccounts including the Default Account. This charge is not applied to Contract Value in the Cycle Investments. The Default Account is not available for direct investments.

The mortality risk we bear arises, in part, from our obligation to make monthly annuity payments regardless of how long the Annuitant or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in your Contract. This assures you that neither the longevity of the Annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the Annuitant will receive under the Contract. Our obligation, therefore, relieves the Annuitant from the risk that he or she will outlive the funds accumulated for retirement. We also assume the risk that other expense charges may be insufficient to cover the actual expenses we incur. The administration fee covers record keeping and other expenses we incur maintaining the Contracts.

The level of the charges is guaranteed for the life of the Contract and may not be increased after the Contract is issued. We expect to profit from these charges and may use the profit for any purpose including paying distribution expenses.

Investment Portfolio Charges

The Investment Portfolios impose management fees and other charges that are deducted from Investment Portfolio assets. The fees and expenses assessed by each Investment Portfolio will vary. See the Investment Portfolio prospectus for more information.

If an Investment Portfolio imposes liquidity fee or redemption fee on certain transactions (pursuant to SEC rules 2a-7 and 22c-2 under the Investment Company Act of 1940), the fee will be passed through and charged to the applicable Owner.

State Premium Taxes

The Company reserves the right to deduct on full surrender, death, or the Maturity Date a charge for any state premium taxes levied by a state or any other government entity. State premium taxes vary based on your state of residence and currently range from 0% to 3.5%. State premium taxes are subject to change.

Other Taxes

At the present time, we do not deduct any charges for any federal, state, or local taxes (other than state premium taxes) that we incur which may be attributable to the Registered Separate Account or to the Contracts. We reserve the right to impose a charge for any such tax.

ADVISORY FEES DEDUCTED FROM CONTRACT VALUE

Your Advisor may charge an Advisory Fee for their asset management and/or investment advisory services. The Company is not a party to the Advisory Fee. The Advisory Fee that your Advisor charges you, if any, is solely between you and your Advisor, and is in addition to the fees and expenses described above. However, the Company allows you to have your Advisor's Advisory Fee deducted from your Contract Value, up to a maximum of 1.5% of your Contract Value annually.


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-586 22.3.29.0 | ADG sushs0dc | **20-Apr-2022 02:50 EST** | | **245446 TX 54** | 4* |
| **MIDLAND ADVISORY RIL** | None | | CHW | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | 0C |

Page 1 of 1

You may choose to pay the Advisory Fee directly from a separate source or from your Contract Value. For the Advisory Fee to be paid from your Contract Value, your Advisor must send a written request to our Customer Service Center in Good Order authorizing the deduction and we will allow such deduction up to a maximum of 1.5% of your Contract Value annually.

Generally, we will not treat the Advisory Fee deducted from your Contract Value as a taxable withdrawal. This is because in a series of recent private letter rulings ("PLRs"), the IRS has recognized that investment advisor fees paid out of Contract Value will, in certain circumstances and subject to conditions, not be treated as taxable distributions from a Non-Qualified Contract, will not be taxable to the Contract Owner, are not be reportable to the IRS as distributions from the Contract and are not subject to the 10% tax penalty for Contract Owners who are under age 59½. We have received such a private letter ruling from the IRS and intend to tax report in accordance with that ruling. Accordingly, advisory fees will be treated as non-taxable distributions for reporting purposes by the Company. However, these rulings generally only can be relied upon by the taxpayers who obtained them, and the IRS is not bound by these rulings with respect to your tax treatment under your Contract. Regardless of how we treat the deduction of Advisory Fees for tax reporting purposes, there is a risk that federal and state taxing authorities may determine that these deductions are subject to federal and state income taxes, including a 10% tax penalty if you are under age 59½. In all events, we will administer the Contract to comply with these PLRs and any other federal tax requirements. Please see "Federal Tax Status – Advisory Fees" for more information about the tax consequences of deducting Advisory Fees from your Contract Value.

In order to comply with the requirements of these PLRs, your Advisory Fee arrangement must meet the following conditions:

- You must provide us with a written authorization that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your Advisor.

- The Advisory Fees must be determined in an arms-length transaction between you and your Advisor.

- The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract Value determined at the time and in the manner provided by the fee authorization, but in all events based on the Contract Value during the period to which the Advisory Fees relate.

- The Advisory Fees must be used to compensate your Advisor only for investment advice provided to you in connection with the Contract and not for any other services or accounts.

- During any period for which the Advisory Fee deduction is authorized, the Advisory Fees subject to such authorization must be paid solely from your Contract Value and you, as the Contract Owner, may not pay such Advisory Fees directly to the Advisor from any other accounts or assets nor can you direct the payment of fees for any other purpose or to any other person.

For more information about the tax consequences of Advisory Fees, please see "Federal Tax Status – Advisory Fees." You should consult with a tax advisor regarding the tax treatment of paying Advisory Fees from your Contract Value.

Once you authorize Advisory Fees to be deducted from your Contract Value, we will continue to make such payments unless you or your Advisor instruct us to terminate such payment. You may instruct us to terminate the Advisory Fee authorization at any time by sending a written request to our Customer Service Center in Good Order.

You may authorize the deduction of Advisory Fees from (1) all of the Subaccounts on a pro-rata basis, (2) a single Subaccount of your choosing or (3) all investments, including the Cycle Investments, on a pro-rata basis. If you authorize the deduction of Advisory Fees but do not specify a source, the Advisory Fee deductions will be taken pro-rata from the Subaccounts only. If you do not have any investment in the Subaccounts, the Advisory Fee deductions will be taken pro-rata across the Cycle Investments.

Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, which reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains


| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS43 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 55 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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(because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, this means on any day prior to the Cycle End Date, if you take a withdrawal from a Cycle Investment (including a withdrawal to pay Advisory Fees), it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower. **You should consult with your Advisor before authorizing Advisory Fees to be deducted from the Cycle Investments prior to the Cycle End Date.**

Any reductions in Contract Value, including reduction to the payment of Advisory Fees, will reduce the amount available to be applied to an annuity payout option when you annuitize your Contract. Currently, income payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240. If the deduction of Advisory Fees reduces your Contract Value below these thresholds, your options will be limited to receiving your remaining Contract Value in one lump sum. Because the Death Benefit under the Contract is equal to your Contract Value, the deduction of the Advisory Fee from your Contract Value will also reduce the Death Benefit.

MATURITY DATE

The Maturity Date is the date on which income payments will begin under the annuity option you have selected. The earliest possible Maturity Date under the Contract is the first Contract Anniversary at which time you may Annuitize your full Contract Value (less any state premium taxes). The maximum Maturity Date is the Contract Anniversary immediately following the Annuitant's 115th birthday. You may change the Maturity Date to an earlier Contract anniversary by sending Written Notice to our Customer Service Center. We must receive your Written Notice at least 30 days prior to the original Maturity Date. The selection of a Maturity Date at the Annuitant's advanced age could have tax consequences so you should consult a tax adviser.

If you have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the Maturity Date you may:

1. take the Contract Value, less any state premium tax, in one lump sum, or

2. convert the Contract Value, less any state premium tax, into an annuity payable to the Payee under one of the payment options as described below.

Electing an Income Payment Option

You may apply Contract Value (less any state premium taxes) to an annuity payment option after the 1st Contract Year. During the 1st Contract Year, you may elect to apply the Contract Value (less any state premium taxes) to any annuity payment option. Unless you choose otherwise, on the Maturity Date your Contract Value (less any state premium taxes) will be applied to a 10 year certain and life fixed annuity payment option. The first monthly annuity payment will be made within one month after the Maturity Date.

Only fixed payment options are available. Variable payment options are not available under this Contract. Fixed payment options are obligations of our General Account and are subject to our claims-paying ability.

Currently, income payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240. We reserve the right to change the payment frequency so that payments are at least $100.

The Annuitant's actual age at the time of Annuitization will affect each Payment Amount for annuity payment options involving life income. The amount of each annuity payment to older Annuitants will be greater than for younger Annuitants because payments to older Annuitants are expected to be fewer in number. For annuity payment options that do not involve life payment, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The Payee or any other person who is entitled to receive payments may name a Beneficiary to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the Beneficiary at any time.

Annuity payment options will be subject to our rules at the time of selection. We must approve any arrangements that involve a Payee who is not a natural person (for example, a corporation), or a Payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes:

- rules on the minimum amount we will pay under an option;


| MIDLAND NATIONAL LIF | Donnelley Financial | FWPAXD-PFRS43 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 56 | | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | | HMS ESS | 0C |

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- minimum amounts for installment payments, surrender or commutation rights (your rights to receive payments over time, for which we may offer you a lump sum payment);

- the naming of people who are entitled to receive payment and their Beneficiaries; and

- our requirements for proof of age, gender, and survival.

You must elect the payment option at least 30 days before the Maturity Date.

If your Contract is a Qualified Contract, not all of the payment options will satisfy required minimum distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions, most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner's death in order to satisfy required minimum distribution rules. Consult a tax advisor before electing such an option.

Fixed Payment Options

Payments under the fixed options are not affected by the investment experience of any Investment Option. The Contract Value (less any state premium taxes) as of the Maturity Date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 1.00% a year. We may also credit interest under the fixed payment options at a rate that is above the 1.00% guaranteed rate (this is at our complete discretion). Thereafter, interest or payments are fixed according to the annuity option chosen.

Income Payment Options

The following four payout options are available:

1. **Income for Specified Period**: We pay installments for a specified period of 5 to 20 years. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at our discretion). This option may not satisfy required minimum distribution rules for qualified Contracts. Consult a tax advisor before electing this option under a qualified Contract. However, by current Company practice we may offer other options.

2. **Income for a Specified Amount**: We pay income of the specified amount until the principal and interest are exhausted. The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years and must be exhausted at the end of 20 years.

3. **Payment of Life Income**: We will pay monthly income for the life of a single Annuitant. Joint Annuitants are permissible only under the Joint and Survivor Income option. Under the Payment of Life Income option, you may choose from 1 of 2 ways to receive the income:

   a. Life Annuity: We will pay monthly income for life. With a life annuity payment option, payments will only be made as long as the Annuitant is alive. Therefore, if the Annuitant dies after the first payment, then only one payment will be made and if the Annuitant dies before the first payment then no payments will be made.

   b. Life Annuity With Certain Period: We will pay equal monthly payments for either 120 or 240 guaranteed payments, and then for as long as the Annuitant is living thereafter. The period certain options are 10 and 20 years. However, by current company practice we may offer other options.

4. **Joint and Survivor Income**: We will make monthly payments until the last surviving Payee's death. Therefore, if both Payees die after the first payment, then only one payment will be made and if the both Payees die before the first payment then no payments will be made.. The Annuitant must be at least 50 years old and the Joint Annuitant/Payee must be at least 45 years old at the time of the first monthly payment.

FEDERAL TAX STATUS

Introduction

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of Ownership or receipt of distributions under the Contract. You should consult your own tax advisor about your own circumstances. We have included an additional discussion regarding taxes in the SAI.



MIDLAND NATIONAL LIF	Donnelley Financial	FWPAXD-PFRS43 22.2.7.0	ADG pf_rend		10-Feb-2022 08:34 EST		245446 TX 57	4*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the Gain, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract – qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of your Contract until a distribution occurs – either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a Non-Qualified Contract, the Contract will generally not be treated as an annuity for tax purposes and any increase in the excess of the Contract Value over the investment in the Contract during the taxable year must generally be included in income. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax advisor.

Qualified and Non-Qualified Contracts

If you invest in a variable annuity as part of an individual retirement plan, your annuity is called a *Qualified Contract.* If your annuity is independent of any formal retirement or pension plan, it is termed a *Non-Qualified Contract.* The tax rules applicable to qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified Contracts are issued in connection with the plans listed below. There is additional information about qualified Contracts in the SAI.

- Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the annuity. Distributions from an IRA are generally subject to tax and, if made before age 59$\frac{1}{2}$, may be subject to a 10% penalty tax.

- Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to current tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59$\frac{1}{2}$ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Distributions that are rolled over to another IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions of an IRA to a Roth IRA.

Minimum Distribution Rules and Eligible Rollover Distributions

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. Consult with and rely upon your tax advisor. In addition, not all income options will always satisfy minimum required distribution rules. Consult with and rely upon your tax advisor before electing an income option. Please refer to the SAI for detailed information on when distributions must begin from qualified Contracts and how Death Benefit proceeds must be distributed.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of the Annuitant or an Owner in order to be treated as an annuity Contract. These diversification and distribution requirements are discussed in the SAI. Midland National may modify the Contract to attempt to maintain favorable tax treatment.



MIDLAND NATIONAL LIF	Donnelley Financial	FWPAXD-PFRS43 22.2.7.0	ADG pf_rend		10-Feb-2022 08:34 EST		245446 TX 58	4*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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Owner Control

In certain circumstances, a variable Contract Owner may be considered the Owner of the assets of a segregated account, such as the Registered Separate Account, if the IRS deems the Owner to possess "Ownership" in those assets, such as the ability to exercise investment control over the assets. If the Contract Owner is deemed to have "investor control" over the underlying Investment Options, then the Contract Owner will be taxed currently on income and recognized gains under the Contract. The IRS has issued Revenue Ruling 2003-91 providing a safe harbor when the facts of the ruling are present. The ruling goes on to state that whether a Contract Owner has sufficient investor control over the assets depends on the facts and circumstances. Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment. However, there is no assurance that such modifications would be successful.

Surrenders and Partial Withdrawals

If you make a partial withdrawal from a Non-Qualified Contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from your premium payments. When you make a partial withdrawal, you are taxed on the amount of the surrender that is gain. If you make a full surrender, you are generally taxed on the amount that your surrender proceeds exceed the "investment in the Contract," which is generally your premiums paid (adjusted for any prior partial withdrawals that came out of the premiums). Withdrawals from Non-Qualified Contracts to pay third party registered investment advisor fees may be treated as taxable withdrawals. Consult a tax advisor. Different rules apply for annuity payments and under Qualified Contracts. See "Annuity Payments" below.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the Contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the Contract" generally equals the amount of your non-deductible premium payments. In many cases, the "investment in the Contract" under a Qualified Contract can be zero.

The Internal Revenue Code also provides that surrendered gain may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. In general, in the case of a distribution from a Non-Qualified Contract, this includes any amount:

- paid on or after the taxpayer reaches age $59\frac{1}{2}$;

- paid after an Owner dies;

- paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

- paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

- paid under an immediate maturity; or

- which come from premium payments made prior to August 14, 1982.

Special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult your tax adviser with regard to exceptions from the penalty tax.

Advisory Fees

Generally, we will not treat Advisory Fees deducted from your Contract Value as taxable withdrawals if certain conditions are met. The IRS has issued a series of private letter rulings ("PLRs") concluding that the payment of investment advisor fees to an investment advisor out of Contract Value will, in certain circumstances and subject to conditions, not be treated as taxable distributions from Non-Qualified Contracts, will not be taxable to the Contract Owner, are not reportable to the IRS as distributions from the Contract and are not subject to the 10% early withdrawal tax by Contract Owners who are under age $59\frac{1}{2}$. We have received such a private letter ruling



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-586 22.3.29.0	ADG sushs0dc	20-Apr-2022 02:51 EST		245446 TX 59	5*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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from the IRS and intend to tax report in accordance with that ruling. <u>Accordingly, advisory fees will be treated as non-taxable distributions for reporting purposes by the Company.</u> In order to comply with the PLR, all of the following requirements must be met:

- The Contract is designed for Contract Owners who will receive ongoing investment advice from an investment advisor who is appropriately licensed and in the business of providing investment advice;

- The Contract Owner authorizes Advisory Fees to be paid periodically to the investment advisor from the Contract's cash value;

- The Advisory Fees will be determined based on an arms-length transaction between the Contract Owner and investment advisor;

- The Advisory Fees will not exceed an amount equal to an annual rate of 1.5% of the Contract's cash value determined at the time and in the manner provided by the fee authorization, but in all events based on the cash value during the period to which the Advisory Fees relate;

- The Advisory Fees will compensate the investment advisor only for investment advice that the investment advisor provides to the Contract Owner with respect to the Contract and not for any other services or accounts;

- While the fee agreement is in place, the Contract will be solely liable for the payment of Advisory Fees directly to the investment advisor;

- The Contract Owner may not pay the Advisory Fees to the investment advisor from any other accounts or assets nor can the Contract Owner direct the payment of fees for any other purpose or to any other person; and

- The investment advisor will not receive a commission for the sale of the Contract.

However, it is important to note that PLRs generally can be relied upon only by the taxpayers who obtained them and the IRS is not bound by this ruling with respect to your tax treatment under the Contract. In addition, it is unclear how an Advisory Fee in excess of the 1.5% limit will be treated by the IRS. We will report the amount of any Advisory Fee in excess of 1.5% to the IRS as a taxable distribution.

You should consult a tax adviser regarding the tax treatment of deducting Advisory Fees from your Contract Value and consider whether paying such Advisory Fees from a separate source is more appropriate for you.

Multiple Contracts

All nonqualified deferred Contracts that are issued by Midland National (or its affiliates) to the same Owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the Owner's income when a taxable distribution occurs.

Withholding

Distributions from Qualified and Non-Qualified Contracts are generally subject to withholding for your federal income tax liability. The withholding rate varies according to the type of distribution and your tax status. You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for Non-Qualified and certain Qualified Contracts, only a portion of the annuity payments you receive will be includable in your gross income.



MIDLAND NATIONAL LIF	Donnelley Financial	FWPAXD-PFRS43 22.2.7.0	ADG pf_rend		10-Feb-2022 08:34 EST		245446 TX 60	4*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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In general, the excludable portion of each annuity payment you receive will be determined by dividing the "investment in the Contract" on the Maturity Date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the Contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If, after Annuitization, annuity payments stop because an Annuitant has died, the excess (if any) of the "investment in the Contract" as of the Annuitization over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Partial Annuitization

If part of an annuity Contract's value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the Contract are intended to qualify for this "partial Annuitization" treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as withdrawals for tax purposes.

Investment Income Surtax

Distributions from non-qualified annuity Contracts will be considered "investment income" for purposes of the investment income tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (*e.g.,* earnings) to individuals whose income exceeds certain threshold amounts.   Please consult a tax advisor for more information.

Definition of Spouse under Federal Law

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's Death Benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax advisor for more information on this subject.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity Owners that are U.S. persons. Taxable distributions made to Owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, such distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the Owner's country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective foreign Owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity Contract purchase.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of the Annuitant (only if the Owner is a non-natural person) or an Owner. Generally, such amounts should be includable in the income of the recipient:

- if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

- if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-451 22.2.1.0 | ADG bishc1dc | 10-Feb-2022 08:55 EST | | 245446 TX 61 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Transfers, Assignments or Exchange of Contracts

A transfer of Ownership or absolute assignment of a Contract, the designation of an Annuitant or Payee or other Beneficiary who is not also the Owner, the selection of certain Maturity Date, or a change of Annuitant, may result in certain income or gift tax consequences to the Owner that are beyond the scope of this discussion. An Owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Transfers of Non-Qualified Contracts for less than full and adequate consideration by the Owner at the time of such transfer, will trigger taxable income on the Gain in the Contract, with the transferee getting a step-up in basis for the amount included in the Owner's income. This provision does not apply to transfers between spouses or transfers incident to a divorce.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult with and rely on an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping transfer ("GST") tax when all or part of an annuity Contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity Contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under Federal tax law.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

INFORMATION ABOUT MIDLAND NATIONAL

Generally

We are Midland National Life Insurance Company, a stock life insurance company. We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company." We were reincorporated as a stock life insurance company, in 1909. Our name "Midland" was adopted in 1925. We were re-domesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 01:57 EST | | 245446 TX 62 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Midland National is a subsidiary of Sammons Financial Group, which is a wholly-owned subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Midland National relies on the exemption from filing reports under the Securities Exchange Act of 1934 provided by Rule 12h-7.

Midland National's Business

Midland National Life Insurance Company and Subsidiaries ("Midland National" or the "Company") is a wholly owned subsidiary of Sammons Financial Group, Inc. ("SFG"). Midland National has three wholly owned subsidiaries. MNL Reinsurance Company ("MNL Re"), Solberg Reinsurance Company ("Solberg Re") and Canal Reinsurance Company ("Canal Re") are captive reinsurance companies domiciled in Iowa. Midland National offers individual life and annuity products in 49 states and the District of Columbia. The Company is affiliated through common ownership with North American Company for Life and Health Insurance ("North American") and Sammons Institutional Group, Inc. ("SIG").

We develop innovative products and services in order to provide our distribution partners with a comprehensive suite of insurance products and services. We rely on feedback from customers, employees, registered representatives and agents, supplemented with a variety of industry information and customer databases, to develop new products to meet the demands of an evolving market. As a result, we are typically expanding product offerings in the rapidly growing indexed annuity and life space with emphasis on multiple indexes and crediting methods as well as innovative lifetime withdrawal features. Our suite of products is balanced across the customer spectrum. We believe our products are conservatively designed to achieve appropriate levels of index-based interest crediting through market cycles. Our complementary suite of product lines is designed to allow us to meet profit targets and growth objectives.

We distribute our products through multiple channels including independent agents, broker-dealers, benefit consultants and third-party marketers. In particular, we intend to continue to leverage the independent distribution channel, which has proven to be an effective model and focus on building relationships with a core group of distribution partners that result in persistency of production.

We strive to maintain profitability of our business over varying interest rate environments by monitoring and managing a close asset and liability duration match. We employ an asset liability management program which includes quarterly projections of asset and liability cash flows over a wide range of interest rate scenarios reflecting dynamic contract holder behavior.

Our operating framework includes a focus on operational efficiency, which we believe should allow us to continue to offer competitively priced products and earn attractive returns.

Competition

The markets for insurance products and retirement solutions are highly competitive. We compete for customers and agents with a large number of other insurers as well as noninsurance financial services companies, such as banks, broker-dealers and investment managers, some of which may have greater financial resources and brand recognition than we do. We believe that competition is affected by various factors, including but not limited to, perceived financial strength and claims-paying ability, ratings, investment performance, size and strength of the agency force, distribution capabilities, commission structure, range of product lines and product quality, price and features, customer service and general reputation.

The level of competition among providers of life insurance, annuities and other retirement solutions products may increase as a result of the continuing consolidation of the financial services industry. Mergers and consolidations could increase, as companies seek to improve their competitive position through increased market share, economies of scale and diversification of products and services.

Financial strength ratings

An insurance company's claims paying ability and financial strength ratings are an important factor in establishing its competitive position relative to other insurance companies. Ratings are important in maintaining public confidence in us and our ability to market our products. Rating organizations annually review the financial performance and condition of insurers, including Midland National. The current financial strength/claims paying ability ratings for Midland National are set forth in the chart below.


200FGVg%=$9nZrZf0

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:54 EST | | 245446 TX 63 | 8* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Midland National's Ratings

Rating Agency	Rating	Outlook
S&P	A+ (Strong)	Stable
A.M. Best	A+ (Superior)	Stable
Fitch	A+	Stable

The ratings are meaningful to current and prospective contract holders and we believe give Midland National a competitive advantage in the Company's target markets over competitors with lower ratings.


Risk Factors Related to Midland National and Its Business


The operating results of life and annuity insurance companies as reported under statutory accounting principles have historically been subject to significant fluctuations. The financial position and operating results of Midland National are subject to certain risk factors discussed more fully below. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information contained in this prospectus, including our financial statements included elsewhere in this prospectus. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. See "Cautionary Statement Regarding Forward-Looking Information."

The course of the novel coronavirus (COVID-19) pandemic, and responses to it, have been and may continue to be uncertain and difficult to predict, and could materially and adversely affect the Company's business, results of operations, and financial condition.

Major public health issues, including the novel coronavirus COVID-19 pandemic (the "**COVID-19 pandemic**"), have caused and may continue to cause a large number of illnesses and deaths. Government authorities and other persons exercising governmental, political, or related authority or influence and other organizations may not effectively respond to the spread and severity of the COVID-19 pandemic, and their actions and the resulting impacts are unpredictable. The ultimate spread, duration, and severity of the COVID-19 pandemic, and of government authorities' actions to address it, are uncertain, and may persist. Adverse conditions may worsen over time. Actions to respond to the COVID-19 pandemic have reduced and altered economic activity and financial markets. New information about the severity and duration of the COVID-19 pandemic or other public health issues, and government authorities, business, and societal reactions to that information, may increase the severity or duration of the COVID-19 pandemic and its effects. The approval of vaccines being developed in connection with the COVID-19 pandemic, their effectiveness and availability and the distribution and administering of such vaccines remains uncertain, and lower-than-expected effectiveness, inefficient or ineffective distribution and reluctance to take the vaccine may similarly increase the severity or duration of the COVID-19 pandemic and its effects.

The COVID-19 pandemic, and its effect on financial markets, could continue to adversely impact the Company's investment portfolio. Market volatility may slow or prevent the Company from reacting to market events as effectively as it otherwise could. When the Company sells its investment holdings, it may not receive the prices it seeks, and may sell at a price lower than its carrying value, due to market volatility or other disruptions. Borrowers may delay or fail to pay principal and interest when due, tenants and residents may delay or fail to pay rent according to the terms of their lease and government authorities may delay or place a moratorium on foreclosures, evictions or otherwise impair enforcement actions, affecting the value of the Company's real estate investments, mortgage-backed securities, and other investments, and the cash flows they produce.

A continued slowdown in U.S. or global economic conditions brought on by the COVID-19 pandemic could adversely affect the values and cash flows of assets in the Company's investment portfolio, especially if prolonged. Certain asset classes in the Company's investment portfolio related to commercial real estate or companies in industries that could be most severely impacted by the economic disruption, including, but not limited to, oil and gas, gaming and lodging, retail and airlines, or tied to certain commodities, could suffer significant declines in valuation.

Government authorities' actions, including activity by the U.S. Federal Reserve and other central banks, in response to the COVID-19 pandemic could cause a sustained low or negative interest rate environment and mean that benefits and expenses are higher than expected, which could adversely affect the Company's business and financial results.

The COVID-19 pandemic could increase claims under many of the Company's policies and contracts. The impact of the COVID-19 pandemic on claims in each quarter may be greater than in prior quarters. In addition, an increased number of policyholders and contract holders may have lower income or assets, and may have difficulty paying premiums and fees. Government authorities may require (or suggest) "no lapse" in policy coverage for uncertain or prolonged periods of time, regardless of whether the Company receives premiums or is able to assess fees against policyholder or contract holder account balances. Legal and regulatory responses to


| MIDLAND NATIONAL LIF | Donnelley Financial | ADGP64RS13 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 64 | 3* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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the COVID-19 pandemic and related public health issues may also include the extension of insurance coverage beyond the Company's policy or contract language, and/or changes to insurance policy or annuity contract conditions such as premium grace periods, suspension of cancellations, and extensions of proof of loss deadlines. These changes may cause additional expenses to adjust or override automated notification systems. Government authorities may also purport to change policy coverage, including retroactively, exposing the Company to risks and costs it was unable to foresee or underwrite. The Company may also voluntarily (or in response to requirements, guidance, or pressure) adopt customer accommodations, such as waiving exclusions, forgoing rate increases or implementing lower rate increases than the Company would in the ordinary course of its business, relaxation of claim documentation requirements, premium credit or accommodations for customers experiencing economic or other distress as a result of the COVID-19 pandemic. Policyholders or contract holders seeking sources of liquidity due to COVID-19 pandemic-related economic uncertainty and increased unemployment may withdraw, surrender or take policy loans at greater rates than the Company expected.

As a result of the COVID-19 pandemic, the Company's cost of reinsurance on future reinsurance agreements could increase, or it may find reinsurance less available.

Policyholders and contract holders may change their behavior in unexpected ways. For example, they may surrender policies or contracts, take withdrawals and policy loans, change their premium payment practices, exercise product options, or take other actions as a result of the COVID-19 pandemic and government authorities' efforts to respond to it. If policyholder and contract holder lapse and surrender rates significantly exceed the Company's expectations, it could have a material adverse effect on the Company's business, financial condition, results of operation, liquidity and cash flows.

The Company has incurred, and may continue to incur, increased administrative and systems expenses as a result of the COVID-19 pandemic and government authorities' efforts to respond to it. These conditions may affect the Company's employees, agents, brokers and distribution partners, as well as the workforces of the Company's vendors, service providers and counterparties. The Company may have difficulties conducting its business, including in selling its products, such as those traditionally sold in person. The Company may face increased workplace safety costs and risks, lose access to critical employees, and face increased employment-related claims and employee relations challenges, each of which may increase when the Company's employees begin to return to its workplaces. Any of the third parties to whom the Company outsources certain critical business activities may fail to perform as a result of the COVID-19 pandemic or claim that it cannot perform due to a force majeure.

The Company's risk management, contingency, and business continuity plans may not adequately protect its operations. Continued and prolonged remote work arrangements and other unusual business conditions and circumstances as a result of the COVID-19 pandemic could strain the Company's business continuity plans, introduce operational risk, increase its cybersecurity risks, and impair its ability to manage its business. Such disruptions to the Company's business operations can interfere with its issuance or processing of transactions, may interfere with its ability to receive, pickup and process mail and messages, impact its ability to calculate values, or cause other operational or system issues. In addition, the frequency and sophistication of attempts at unauthorized access to the Company's technology systems and fraud may increase, and COVID-19 pandemic conditions may impair its cybersecurity efforts and risk management. The Company's efforts to prevent money-laundering or other fraud, whether due to limited abilities to "know its customers," strains on its programs to avoid and deter foreign corrupt practices, or otherwise, may increase its compliance costs and risk of violations. Furthermore, these disruptions may persist even if the Company's employees or the employees of intermediaries or other affiliate or third-party service providers are able to work remotely.

The COVID-19 pandemic could affect the Company's internal controls over financial reporting. The Company has developed, and may continue to develop, new and less-seasoned processes, procedures, and controls to respond to changes in its business environment, including an increase in employees and contractors working remotely from home. If any employees who are key to the Company's controls become ill from the COVID-19 pandemic and are unable to work, this may affect the Company's ability to operate its internal controls.

Any uncertainty as a result of any of these events, including, but not limited to, investment portfolio impact, mortality or morbidity rate changes, an increase in expenses, or policyholder or contract holder behavior changes, may require the Company to change its estimates, assumptions, models or reserves. Government authorities may not accurately report population and impact data, such as death rates, infections, morbidity, hospitalization, or illness that the Company uses in its estimates, assumptions, models or reserves.

Any of the direct or indirect effects of the COVID-19 pandemic may cause litigation or regulatory, investor, media, or public inquiries. The Company's costs to manage and effectively respond to these matters, and to address them in settlement or other ways, may increase.

Any of the events described above have adversely affected, may continue to adversely affect, or may yet adversely affect the economy, financial markets, the Company's business, its results of operations, or its financial condition. These events could also cause, contribute to, or exacerbate the other risks and uncertainties described herein.



| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | **20-Apr-2022 02:55 EST** | | **245446 TX 65** | 5* |
| **MIDLAND ADVISORY RIL** | None | | CHW | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | 0C |

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We face risks related to recent increases in incidents of social, civil and political unrest, which could disrupt our operations.

Our business, including our investments, could be adversely affected by recent increases in incidents of social, civil and political unrest taking place in the U.S. and elsewhere. There can be no assurance as to when such civil unrest will end or that it will not escalate in the future. Any continuation or future escalation in such civil unrest, or a failure to restore public and social order by the governmental authorities in affected markets, could adversely affect the security and stability of the localities in which we operate, which could disrupt our operations, or the security and stability of the obligors on our investments. Any such impacts could increase the default rate, or negatively affect the carrying value, of such investments, which could have a material adverse effect on our business, financial condition and results of operations.

If difficult conditions in the global capital markets and the economy generally persist, they may materially adversely affect our business and results of operations.

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Stressed conditions, volatility and disruptions in financial asset classes or various markets, including global capital markets, can have an adverse effect on us, in part because we have a large investment portfolio and our insurance liabilities are sensitive to changing market factors. Global market factors, including interest rates, credit spreads, equity prices, equity market volatility, economic uncertainty, real estate markets, consumer spending, business investment, government spending, the volatility and strength of the capital markets, deflation, inflation, counterparty risks, changes in laws or regulations (including laws relating to the financial markets generally or the taxation or regulation of the insurance industry), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including governmental instability, wars, terrorist acts or security operations) can all affect our financial condition, as well as the volume, profitability and results of our business operations, either directly or by virtue of their impact on the business and economic environment generally and on general levels of economic activity, employment and customer behavior specifically. Disruptions in one market or asset class can also spread to other markets or asset classes. Upheavals in the financial markets can also affect our financial condition (including our liquidity and capital levels) as a result of mismatched impacts on the value of our assets and our liabilities.

At times, throughout the past several years, volatile conditions have characterized financial markets. Significant market volatility, and government actions taken in response thereto, may exacerbate some of the risks we face.

To the extent these uncertain financial market conditions persist, our revenues and net investment income are exposed to these risks and may be adversely affected as a result. Similarly, sustained periods of low interest rates could cause our profit margins to erode. Also, in the event of extreme prolonged market events, such as a global credit crisis, we could incur significant capital and/or operating losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are also exposed to risks associated with the potential financial instability of our customers, whether individual or institutional, many of whom may be adversely affected by the volatile conditions in the capital markets. Due to the macro-economic challenges currently affecting the economy of the U.S. and other parts of the world, customers may experience serious cash flow problems and other financial difficulties. As a result, they may modify, delay, or cancel plans to purchase our products, or may make changes in the mix of products purchased that are unfavorable to us. Any inability of current and/or potential customers to pay for our products may adversely affect our earnings and cash flow.

In addition, we are susceptible to risks associated with the potential financial instability of the vendors on which we rely to provide services or to whom we delegate certain functions. The same conditions that may affect our customers also could adversely affect our vendors, causing them to significantly and quickly increase their prices or reduce their output. Our business depends on our ability to perform, in an efficient and uninterrupted fashion, our necessary business functions, and any interruption in the services provided by third parties could also adversely affect our cash flow, profitability, and financial condition.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, our access to capital and our cost of capital.

The capital and credit markets may be subject to periods of extreme volatility and disruption, which could cause our liquidity and credit capacity to be limited.

We need liquidity to pay our operating expenses, maintain our securities lending activities and replace maturing liabilities. Without sufficient liquidity, we could be forced to curtail our operations, and our business and financial results may suffer.

In the event market or other conditions have an adverse impact on our capital and liquidity and our current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors, such as the then current market conditions, regulatory considerations, availability of credit to us and the financial services industry generally,


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:55 EST | | 245446 TX 66 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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our credit ratings and credit capacity, and the perception of our customers and lenders regarding our long- or short-term financial prospects if we incur large operating or investment losses or if the level of our business activity decreases due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Our internal sources of liquidity may prove to be insufficient and, in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Our liquidity requirements may change if, among other things, we are required to return significant amounts of cash collateral on short notice under our securities lending requirements.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital needed to operate our business, most significantly in our insurance company subsidiaries. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy regulatory capital requirements; and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue different types of securities than we would have otherwise, less effectively deploy such capital, issue shorter tenor securities than we prefer, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by disruptions in the financial markets.

We are exposed to significant financial and capital markets risks that may adversely affect our results of operations, financial condition and liquidity, and may cause our net investment income to vary from period to period.

We are exposed to significant financial and capital markets risks, including changes in interest rates, credit spreads, equity prices, real estate markets, market volatility, global economic performance in general, the performance of specific obligors, including governments, included in our investment portfolio and other factors outside our control.

Interest rate risk. Some of our products, principally life insurance and fixed annuities, expose us to the risk that changes in interest rates will reduce our investment margin or "spread," or the difference between the amounts that we are obligated to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support obligations under such contracts. Our spread is a key component of our net income.

During periods when interest rates are low, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our investment margin. Moreover, during periods when interest rates are low, borrowers may prepay or redeem fixed income securities and mortgage loans in our investment portfolio with greater frequency in order to borrow at lower market rates, thereby exacerbating this risk. Although lowering interest crediting rates can help offset decreases in spreads on some products, our ability to lower these rates could be limited by competition or contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative.

A decline in market interest rates could also reduce our return on investments that do not support particular policy obligations. During periods of sustained lower interest rates, policy liabilities may not be sufficient to meet future policy obligations and may need to be strengthened. Accordingly, declining and sustained lower interest rates may materially affect our results of operations, financial position and cash flows and significantly reduce our profitability.

Increases in market interest rates could also negatively affect our profitability. In periods of rapidly increasing interest rates, we may not be able to replace, in a timely manner, the investments in our general account with higher yielding investments needed to fund the higher crediting rates necessary to keep interest sensitive products competitive. We, therefore, may have to accept a lower spread and, thus, lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In addition, policy loans, surrenders and withdrawals may tend to increase as contract holders seek investments with higher perceived returns as interest rates rise. This process may result in cash outflows requiring that we sell investments at a time when the prices of those investments are adversely affected by the increase in market interest rates, which may result in realized investment losses. An increase in market interest rates could also have a material adverse effect on the value of our investment portfolio, for example, by decreasing the estimated fair values of the fixed income securities that comprise a substantial portion of our investment portfolio.

We are also affected by the monetary policies of the Federal Reserve Board. In March 2020, in response to the COVID-19 pandemic, the Board of Governors of the Federal Reserve Board lowered the target range for the benchmark federal funds rate to almost zero. Further changes to the interest rate in response to economic conditions could generate volatility in debt and equity markets, including increases in interest rates and associated declining values on fixed income investments. As the Federal Reserve Board has begun normalizing monetary policy and moving short-term interest rates higher from their lower levels, the central bank may adversely affect prospects for continued economic recovery with little room for incremental monetary accommodation. The actions of the Federal Reserve Board may have an impact on the pricing levels of risk-bearing investments, and may adversely impact the level of product sales.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:56 EST | | 245446 TX 67 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Although we take measures to manage the economic risks of investing in a changing interest rate environment, we may not be able to mitigate the interest rate risk of our fixed income investments relative to our liabilities.

Credit Spreads. Our exposure to credit spreads primarily relates to market price volatility and cash flow variability associated with changes in such spreads. Market volatility can make it difficult to value certain of our securities if trading becomes less frequent. In such case, valuations may include assumptions or estimates that may have significant period-to-period changes, which could have a material adverse effect on our results of operations or financial condition. If there is a resumption of significant volatility in the markets, it could cause changes in credit spreads and defaults and a lack of pricing transparency which, individually or in tandem, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Equity Risk. Our primary exposure to equity risk relates to the potential for lower earnings associated with certain of our businesses where fee income is earned based upon the estimated fair value of the assets under administration. Downturns and volatility in securities markets can have an adverse effect on the revenues and investment returns from our investment products and services.

In addition, we invest a portion of our investments in leveraged buy-out funds, hedge funds and other private equity funds. The amount and timing of net investment income from such funds tends to be uneven as a result of the performance of the underlying investments. The timing of distributions from such funds, which depends on particular events relating to the underlying investments, as well as the funds' schedules for making distributions and their needs for cash, can be difficult to predict. Significant volatility could adversely impact returns and net investment income on these alternative investment classes. In addition, the estimated fair value of such investments may be impacted by downturns or volatility in securities markets.

Real Estate Risk. Our primary exposure to real estate risk relates to residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and residential and commercial mortgage loans. Our exposure to these risks stems from various factors, including real estate supply and demand and interest rate fluctuations. General economic conditions and the recovery rate in the real estate sectors will continue to influence the performance of these investments. These factors, which are beyond our control, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Credit Risk. There is a risk that issuers of our investments may default or that other parties may not be able to pay amounts due to us and our subsidiaries. We manage our investments to limit credit risk by diversifying our portfolio among various security types and industry sectors. In addition, we take into account default risk in our product pricing. Although we believe that we carefully manage these risks, there can be no guarantee that credit risk will be managed successfully in all situations. Any failure to successfully manage credit risk could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Our participation in securities lending programs and a repurchase program subjects us to potential liquidity and other risks.

We participate in a repurchase program, which is considered part of a securities lending program, whereby we sell fixed income securities to third-party repurchase counterparties, primarily major brokerage firms and commercial banks, with a concurrent agreement to repurchase those same securities at a determined future date. Our policy requires that, at all times during the term of the repurchase agreements, cash or other types of collateral provided are sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under the repurchase program are typically invested in fixed income securities and cannot be returned prior to the scheduled repurchase date; however, market conditions on the repurchase date may limit our ability to enter into new agreements. The repurchase of securities or our inability to enter into new repurchase agreements would require us to return the cash collateral proceeds associated with such transactions on the repurchase or maturity date.

For repurchase transactions, in some cases, the maturity of the securities held as invested collateral (i.e., securities that we have purchased with cash collateral received) may exceed the term of the related securities under repurchase agreements and the estimated fair value may fall below the amount of cash received as collateral and invested. If we are required to return significant amounts of cash collateral on short notice and we are forced to sell securities to meet the return obligation, we may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both. In addition, under adverse capital market and economic conditions, liquidity may broadly deteriorate, which would further restrict our ability to sell securities. If we decrease the amount of our securities lending and repurchase activities over time, the amount of net investment income generated by these activities will also likely decline.


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:57 EST | | 245446 TX 68 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Also, Iowa law limits the amount of securities lending (which encompasses our repurchase program) to 10% of the relevant insurance company's legal reserve (the net present value of all outstanding policies and contracts involving life contingencies). As of December 31, 2021, Midland National's securities lending was 9.1% of its legal reserves. If this limitation was reduced to a lower percentage, our investment income would be reduced and we might be forced to liquidate investment assets to address ongoing cash requirements. However, we are not currently aware of any pending legislation or initiatives to amend the relevant statute.

We may have difficulty selling certain holdings in our investment portfolio in a timely manner and realizing full value given their illiquid nature.

There may be a limited market for certain investments we hold in our investment portfolio, making them relatively illiquid. These include privately-placed fixed maturity securities, mortgage loans, policy loans, leveraged leases, equity real estate, such as real estate joint ventures and funds, and other limited partnership interests. In recent years, even some of our very high quality investments experienced reduced liquidity during periods of market volatility or disruption. If we were forced to sell certain of our investments during periods of market volatility or disruption, market prices may be lower than our carrying value in such investments. In the event of a forced sale, accounting guidance requires the recognition of a loss for securities in an unrealized loss position and may require the impairment of other securities based on our ability to hold those securities, which would negatively impact our financial condition. This could result in realized losses which could have a material adverse effect on our net income and financial position.

The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially impact our business, financial condition and results of operations.

The determination of the amount of allowances and impairments vary by investment type and is based on our periodic case-by-case evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. Such evaluations and assessments can change significantly from period to period, especially in times of high market volatility. There can be no assurance that management has identified all securities that could ultimately impact the level of impairments taken and allowances reflected in the financial statements. Furthermore, additional impairments may need to be taken or allowances provided for in the future. Historical trends may not be indicative of future impairments or allowances.

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| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:58 EST | | 245446 TX 69 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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◀

Defaults on commercial mortgage loans and volatility in performance may adversely affect our business, financial condition and results of operations.

Commercial mortgage loans face heightened delinquency and default risk due to economic conditions which have had a negative impact on the performance of the underlying collateral, resulting in declining values and an adverse impact on the obligors of such instruments. An increase in the default rate of our commercial mortgage loan investments could have an adverse effect on our business, financial condition and results of operations.

In addition, the carrying value of commercial mortgage loans is negatively impacted by such factors. The carrying value of commercial mortgage loans is stated at outstanding principal less any loan loss allowances recognized. Considerations in determining allowances include, but are not limited to, the following: (i) declining debt service coverage ratios and increasing loan to value ratios; (ii) bankruptcy filings of major tenants or affiliates of the borrower on the property; (iii) catastrophic events at the property; and (iv) other subjective events or factors, including whether the terms of the debt will be restructured. There can be no assurance that management's assessment of loan loss allowances on commercial mortgage loans will not change in future periods, which could lead to investment losses.

Our Investment Managers select investments that could be substantially below return expectations, below the returns of our competitors investments, or result in losses. While GPIM manages the majority of our portfolio, we use several external managers to select individual investments pursuant to broad authority within their stated guidelines, and we do not approve each investment decision made by these managers.

The majority of our portfolio is managed externally, by an affiliated company, Guggenheim Partners Investment Management, LLC ("GPIM"). Our investment portfolio adheres to investment guidelines and policies and risk limits, however our advisor is allowed considerable discretion within the context of an Enterprise Risk Management ("ERM") overlay as well as other compliance measures authorized by our Investment Committee, of which our investment manager is not a member. The discretion afforded to GPIM may result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Our historical investment performance should not be considered as indicative of future results of our investment portfolio.


200FGVg%=$9v2w@5A

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:59 EST | | 245446 TX 70 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Exposure to limited partnerships investments could adversely affect our investment portfolio.

We owned $1,676 million and $1,072 million of investments in limited partnerships at December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021 and December 31, 2020, we had future funding commitments relating to limited partnerships of $751 million and $832 million, respectively. These investments consist primarily of domestic and international venture capital, mezzanine debt funds, hedge funds and other miscellaneous equity investments. These investments may produce investment income which fluctuates from period to period and is less predictable and more variable than may be the case with more conventional asset classes. In addition, many of these assets have limitations on redemptions and trading, which may cause them to be substantially less liquid than more conventional asset classes, such as publicly traded fixed income securities and equities.

If we do not appropriately structure our hedges in relation to our anticipated liabilities, our ability to conduct our businesses could be adversely affected.

We actively seek to hedge our securities market exposure, including exposure through the writing of indexed annuity products and indexed universal life products. Our ability to measure and manage risk and to implement our investment strategy and hedging arrangements is crucial to our success. If we do not properly structure such hedges to meet our expected liabilities, we could be forced to liquidate investments in order to pay any difference between the amount paid under the hedges and the amounts due for such liabilities, which could have an adverse impact on our financial condition or results of operations.

The success of our investment strategy and hedging arrangements will also be affected by general economic conditions. These conditions may cause volatile interest rates and securities markets, which in turn could increase the cost of hedging. Volatility or illiquidity in the markets could significantly and negatively affect our ability to appropriately execute our hedging strategies.

A downgrade or a potential downgrade in Midland National's financial strength ratings could harm our competitive position.

Rating agencies regularly review the financial performance and condition of insurers, including Midland National. The current financial strength/claims paying ability ratings for Midland National as assigned by S&P, A.M. Best and Fitch were A+ (Strong), A+ (Superior) and A+, respectively. These ratings indicate a rating agency's view of our ability to meet the obligations applicable to our in-force insurance contracts.

The rating agencies assign ratings based upon consideration of several qualitative and quantitative factors, including the rated company's operating performance and investment results, products, risk profile, and capital resources. The rating agencies may also consider factors that may be outside of the rated company's control, including changes in general economic conditions or their sentiment towards a particular industry. A downgrade in the ratings of Midland National could have an adverse effect on our business, financial condition and results of operations. In addition, a downgrade in the ratings of Midland National could adversely affect, among other things, (a) its ability to sell certain of its products, (b) the rate of contract surrenders and withdrawals and (c) the return on the insurance and annuity products it issues and, ultimately, the results of its operations. In addition, there can be no assurance that a rating will be maintained for any given period of time or that a rating will not be lowered or withdrawn in its entirety.

We cannot predict what actions rating agencies may take in the future that could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without any notice by any rating agency, and any such downgrade could adversely affect our business, financial condition and results of operations.

We may not be able to mitigate the reserve strain associated with Regulation 830 and NAIC Actuarial Guideline 38, potentially resulting in a negative impact on our capital position or in a need to increase prices and/or reduce sales of term or universal life products.

The NAIC Model Regulation entitled "Valuation of Life Insurance Policies," commonly known as "Regulation 830" or "Model #830," requires insurers to establish additional statutory reserves for certain term life insurance policies with long-term premium guarantees and for certain universal life policies with secondary guarantees. In addition, NAIC Actuarial Guideline 38 ("AG38") clarifies the application of Model #830 with respect to certain universal life insurance policies with secondary guarantees. Many of our term insurance products and an increasing number of our universal life insurance products are affected by Model #830 and AG38, respectively. The application of both Model #830 and AG38 involves numerous interpretations. At times, there may be differences of opinion between management and state insurance departments regarding the application of these and other actuarial standards. Such differences of opinion may lead to a state insurance regulator requiring greater reserves to support insurance liabilities than management estimated.

Model # 830 and AG38 require Midland National to establish statutory reserves for applicable term and universal life products at a level that exceeds what the company's actuarial assumptions for the applicable business would otherwise require. We have implemented, and may implement in the future, reinsurance and capital management actions to mitigate the capital impact of Model


200FGVg%=$9v!@sfl

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:59 EST | | 245446 TX 71 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

#830 and AG38, including the use of letters of credit and the implementation of other transactions that provide acceptable collateral to support the reinsurance of the liabilities to wholly owned reinsurance captives or to third-party reinsurers. These arrangements are subject to review by state insurance regulators.

As of January 1, 2015, our insurance company subsidiaries became subject to a new actuarial guideline, NAIC Actuarial Guideline 48 ("AG48"), that affects the types of assets insurance companies can use in captive reinsurance companies to back the reserves they hold for term and universal life products. Specifically, AG48 prescribes an actuarial method to determine the portion of the assets held to support reserves for certain term and universal life policies that must be "primary securities," which are defined as cash and securities rated by the Securities Valuation Office of the NAIC (subject to some limited exceptions) or, in limited cases, certain other assets. AG48 provides that reserves in excess of those calculated with the prescribed actuarial method may be supported or financed with a broader range of assets, referred to as "other securities." AG48 applies to certain term and universal life insurance policies written from and after January 1, 2015, or written prior to January 1, 2015, but not included in a captive reinsurer financing arrangement as of December 31, 2014. The NAIC adopted a revised Credit for Reinsurance Model Law in January 2016 and the Term and Universal Life Insurance Reserve Financing Model Regulation in December 2016 to replace AG48. Effective July 1, 2017, Iowa substantially adopted the revised Credit for Reinsurance Model Law. Effective January 10, 2018, Iowa substantially adopted the Term and Universal Life Insurance Reserve Financing Model Regulation, replacing AG48 for Iowa ceding insurers.

We cannot provide assurance that there will not be regulatory challenges to the reinsurance and capital management actions we have taken to date, or those we may take in the future, or that acceptable collateral obtained through such transactions will continue to be available or available on a cost-effective basis. The result of those potential challenges, as well as the inability to obtain acceptable collateral, could require us to increase statutory reserves, incur higher operating and/or tax costs or reduce sales.

Certain of the reserve financing facilities we have put in place will mature prior to the run off of the liabilities they support. As a result, we cannot provide assurance that we will be able to continue to implement actions either to mitigate the impact of Model #830, AG38 and AG48 on future sales of term and universal life insurance products or maintain collateral support related to our captives or existing third-party reinsurance arrangements to which one of our captive reinsurance subsidiaries is a party. If we are unable to continue to implement those actions or maintain existing collateral support, we may be required to increase statutory reserves or incur higher operating costs than we currently anticipate. Because term and universal life insurance are particularly price-sensitive products, any increase in premiums charged on these products to compensate us for the increased statutory reserve requirements or higher costs of reinsurance may result in a significant loss of volume and materially and adversely affect our life insurance business.

Changes in regulations relating to reserves, such as implementation of principle-based reserving, could adversely impact our results of operations.

There have been recent regulatory changes to life insurance reserve calculations. On January 1, 2017, the principle-based approach to life insurance company reserves became effective, with a three-year phase-in period, for all new life insurance products issued on or after such date, excluding pre-need products. Principle-based reserving went into effect on January 1, 2020 for new life insurance products. Principle-based reserving does not apply to policies in force prior to January 1, 2017. The NAIC designed principle-based reserving to tailor reserves to specific products, and it applies to all of the life insurance products currently issued by our life insurance company subsidiaries other than pre-need. As compared to the prescriptive reserving approach applicable to life products written prior to January 1, 2017, principle-based reserving gives greater credence to the insurer's past experience, anticipated future experience and current economic conditions. Accordingly, and in contrast to the prescriptive approach, certain assumptions regarding economic conditions, mortality and policyholder behavior will no longer be required to remain constant and may be updated. As a result, principle-based reserving may cause fluctuations to the amount of reserves held by our life insurance company subsidiaries. We applied principle-based reserving to a small block of term polices in 2019, and we have applied principle-based reserving to all new individual life business issued January 1, 2020 and later. Principle-based reserving will not affect reserves held by our life insurance company subsidiaries for policies in-force prior to January 1, 2017. We cannot predict whether or in what form additional reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect the reported financial position or operations of our insurance company subsidiaries.

A significant portion of our institutional funding is obtained from a Federal Home Loan Bank, which subjects us to liquidity risks associated with sourcing a large concentration of our funding from one counterparty.

A significant portion of our institutional funding is obtained from the FHLB, which primarily serves as a source of funding to complement our securities lending program. As of December 31, 2021 and December 31, 2020, we had $3.1 billion of FHLB borrowings outstanding. Should the FHLB choose to change its definition of eligible collateral, or if the market value of the pledged collateral decreases in value due to changes in interest rates or credit ratings, we may be required to post additional amounts of collateral in the form of cash or other eligible collateral. Additionally, we may be required to find other sources to replace this funding if we lose access to the FHLB funding. This could occur if our creditworthiness falls below either of the FHLB's requirements or if legislative or other political actions cause changes to the FHLB's mandate or to the eligibility of life insurance companies to be members of the FHLB system.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:00 EST | | 245446 TX 72 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Our products and services are complex and are frequently sold through intermediaries, and a failure to properly perform services or the misrepresentation of our products or services could have an adverse effect on our revenues and income.

Many of our products and services are complex and are frequently sold through intermediaries. In particular, our insurance businesses are reliant on intermediaries to describe and explain our products to their potential customers, and although we take precautions to avoid this result, such intermediaries may be deemed to have acted on our behalf. The intentional or unintentional misrepresentation of our products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary, could result in liability for us and have an adverse effect on our reputation and business prospects, as well as lead to potential regulatory actions or litigation.

The insurance business is a heavily regulated industry and changes in state and federal regulation may affect our profitability.

We are subject to regulation under applicable insurance statutes, including insurance holding company statutes, in the various states in which Midland National transacts business. Midland National is domiciled in Iowa and is licensed to transact its insurance business in, and is subject to regulation and supervision by, insurance regulators in all U.S. states and territories, except New York and American Samoa. The ability of Midland National to continue to conduct its business is dependent upon the maintenance of its licenses in these various jurisdictions.

State insurance laws regulate most aspects of Midland National's insurance business. Insurance regulatory authorities in the United States have broad administrative powers with respect to, among other things:

- licensing companies and agents to transact business;

- calculating the value of assets to determine compliance with statutory requirements;

- mandating certain insurance benefits;

- regulating certain premium rates;

- reviewing and approving policy forms;

- regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

- establishing and revising statutory capital and reserve requirements and solvency standards;

- fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

- approving future rate increases;

- approving changes in control of insurance companies;

- restricting the payment of dividends and other transactions between affiliates; and

- regulating the types, amounts and valuation of investments.

These laws and regulations affecting the insurance industry are complex and subject to change. Moreover, they are administered and enforced by a number of different regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority, Inc. ("**FINRA**"), the U.S. Department of Labor (the "**DOL**"), the U.S. Department of Justice, and state attorneys general, each of which exercises a degree of interpretive latitude. In some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit contract holders rather than shareholders or holders of other securities of insurance companies or their holding companies. These laws and regulations may in some respects limit our insurance company subsidiaries' ability to grow and improve the profitability of their businesses.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, can be made for the benefit of the consumer, or for other reasons, at the expense of the insurer, and thus could have an adverse effect on the financial condition and results of operations of our insurance company subsidiaries. Midland National cannot guarantee that the impact of any NAIC recommendations or proposed or future legislation or rule-making in the U.S. or elsewhere will not have an adverse effect on the results of operations or financial condition of our insurance company subsidiaries.



| MIDLAND NATIONAL LIF | Donnelley Financial | ADGP64RS13 22.2.7.0 | ADG pf_rend | 10-Feb-2022 08:34 EST | | 245446 TX 73 | 3* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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As increased scrutiny has been placed upon the insurance regulatory framework, a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. In December 2010, the NAIC adopted amendments to the Insurance Holding Company System Regulatory Act and Model Regulation (the "**Amended Holding Company Model Act**"). The Amended Holding Company Model Act introduced the concept of "enterprise risk" within an insurance holding company system. The Amended Holding Company Model Act imposes more extensive informational requirements on parents and other affiliates of licensed insurers with the purpose of protecting the licensed companies from enterprise risk, including requiring an annual enterprise risk report by the ultimate controlling person identifying the material risks within the insurance holding company system that could pose enterprise risk to the licensed companies. In September 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment ("**ORSA**") Model Act, which requires insurers to maintain a framework for identifying, assessing, monitoring, managing and reporting on the "material and relevant risks" associated with the insurer's (or insurance group's) current business plans. Under the ORSA Model Act, certain insurers must undertake an internal risk management review no less often than annually (but also at any time when there are significant changes to the risk profile of the insurer or its insurance group) in accordance with the ORSA Guidance Manual adopted by the NAIC, and prepare a summary report ("**ORSA Report**") assessing the adequacy of the insurer's risk management and capital in light of its current and future business plans. The ORSA Report is filed with a company's lead state regulator and will be available to other domiciliary regulators within the holding company system. In November 2014, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and Model Regulation (together, the "**Corporate Governance Model Act**"), which require an insurer to provide an annual disclosure regarding its corporate governance practices to its domestic regulator and lead state regulator. As adopted by the NAIC, the requirements of the Corporate Governance Model Act were effective January 1, 2016, with the first annual disclosure due by June 1, 2016. In December 2014, the NAIC promulgated additional amendments to the Amended Holding Company Model Act (the "**Revised Amended Holding Company Model Act**") for consideration by the various states that address the authority of an insurance commissioner to act as the group-wide supervisor for an internationally active insurance group or to acknowledge the authority of another regulatory official, from another jurisdiction, to so act.

Each of the Amended Holding Company Model Act, the ORSA Model Act, the Corporate Governance Model Act and the Revised Amended Holding Company Model Act must be adopted by the individual states for the new requirements to apply to U.S. domestic insurers, and specifically in Iowa for the changes to apply to our insurance company subsidiaries. Iowa has substantially adopted the Amended Holding Company Model Act, the ORSA Model Act, the Corporate Governance Model Act and the Revised Amended Holding Company Model Act.

In February 2020, the NAIC adopted changes to the Suitability in Annuity Transactions Model Regulation (the "**SAT Model Regulation**"). The changes to the SAT Model Regulation must be adopted by the individual states for the new requirements to apply to U.S. domestic insurers. Iowa has substantially adopted the changes to the SAT Model Regulation. The changes to the SAT Model Regulation enhance consumer protections related to annuity sales and require a producer to act in a customer's best interest when making a recommendation to buy an annuity. To meet this standard a producer must not place his or her own financial interest ahead of the consumer's and the producer must also satisfy four key obligations of care, disclosure, conflict of interest, and documentation.

Although the federal government currently does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, financial services regulation, securities regulation and federal taxation, can significantly and adversely affect the insurance business.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "**Dodd-Frank Act**") was enacted and signed into law. The Dodd-Frank Act made extensive changes to the laws regulating the financial services industry and required various federal agencies to adopt a broad range of new rules and regulations. Changes in general political, economic or market conditions, including as a result of the most recent U.S. presidential and congressional elections, could affect the scope, timing and final implementation of the Dodd-Frank Act. We cannot predict if or when future legislation or administrative guidance will be enacted or issued or what impact any changing regulation may have on our business, our customers or the insurance and financial services industries.

Among other things, the Dodd-Frank Act imposed a comprehensive new regulatory regime on the over-the-counter ("**OTC**") derivatives marketplace. Title VII of the Dodd-Frank Act ("**Title VII**") subjected "swap dealers", "major swap participants", "security-based swap dealers" and "major security-based swap participants" (each as defined in the legislation and further clarified by the rulemaking) to registration and substantial supervision and regulation, including capital standards, margin requirements, business conduct standards, recordkeeping and reporting requirements. Title VII also requires central clearing for certain derivatives transactions that the U.S. Commodities Futures Trading Commission ("**CFTC**") determines must be cleared and are accepted for clearing by a "derivatives clearing organization" (subject to certain exceptions) and that certain transactions subject to the mandatory clearing requirement be executed on a regulated exchange or swap execution facility. Title VII also provided the CFTC with authority to impose position limits across markets, including the swap market. The ongoing implementation and finalization of the Title VII requirements and its related regulations may adversely affect our ability to hedge risks associated with our business, including our



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | | 20-Apr-2022 03:00 EST | | 245446 TX 74 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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fixed index annuity business, by increasing the costs of, imposing regulatory restrictions on, or reducing liquidity for derivatives transactions that we use to hedge such risks. Further, centralized clearing of derivatives transactions exposes us to concentrated risk of default by a clearinghouse with respect to our cleared derivative transactions.

The Dodd-Frank Act also established the Financial Stability Oversight Council (the "**FSOC**") and authorized the FSOC to designate non-bank financial companies as systemically important financial institutions ("**SIFIs**"), thereby subjecting them to enhanced prudential standards and supervision by the Board of Governors of the Federal Reserve System ("**Federal Reserve**"). The prudential standards for non-bank SIFIs include enhanced RBC requirements, leverage limits, liquidity requirements, single counterparty exposure limits, governance requirements for risk management, stress test requirements, special debt-to-equity limits for certain companies, early remediation procedures, and recovery and resolution planning. MNL is above the initial quantitative threshold for treatment as a non-bank SIFI (total consolidated assets of $50 billion, including the assets of its subsidiaries). If the FSOC were to designate SFG as a non-bank SIFI, SFG would become subject to certain of these enhanced prudential standards. There are currently no such non-bank financial companies designated by FSOC as "systemically significant."

On April 21, 2017, the President of the U.S. issued an executive memorandum to the Secretary of the U.S. Department of the Treasury (the "**Treasury Department**"), directing the Secretary of the Treasury Department to conduct a review of, and report to the President regarding, FSOC processes and imposing a temporary moratorium on non-emergency SIFI determinations and designations pending completion of such review and receipt of such report. The requested report, which the Treasury Department published on November 17, 2017, recommends significant changes to the FSOC processes for making SIFI determinations and designations. The Economic Growth, Regulatory Relief, and Consumer Protection Act, which became effective May 24, 2018, made limited changes to Title I of the Dodd-Frank Act but did not make many of the changes recommended in the Treasury Department report. In December 2019, the FSOC released final interpretive guidance regarding a revised process for designating non-bank SIFIs that incorporates an activities-based approach to risk assessment. Pursuant to such guidance, the FSOC will pursue entity-specific determinations only if a potential risk or threat cannot be addressed through the activities-based approach. In addition, it is possible that, as a result of the most recent U.S. presidential election, the FSOC may take a more active approach in the coming years with respect to the designation of non-bank SIFIs. As a result, there is considerable uncertainty as to the future of determination of non-bank SIFIs, and whether the Company could be designated a SIFI.

The Dodd-Frank Act also established a Federal Insurance Office (the "**FIO**") within the Treasury Department. The Dodd-Frank Act authorizes the FIO to assist the Secretary of the Treasury Department in negotiating covered agreements. A covered agreement is an agreement between the U.S. and one or more foreign governments, authorities or regulatory entities, regarding prudential measures with respect to insurance or reinsurance. The FIO is further charged with determining, in accordance with the procedures and standards established under the Dodd-Frank Act, whether state laws are preempted by a covered agreement.

Pursuant to this authority, in September 2017, the U.S. and the EU signed a covered agreement to address, among other things, reinsurance collateral and insurance group supervision requirements (the "**EU Covered Agreement**"), and the U.S. released the Policy Statement, providing the U.S.' interpretation of certain provisions in the EU Covered Agreement. The Policy Statement provides that the U.S. expects that the group capital calculation developed by the NAIC will satisfy the EU Covered Agreement's group capital assessment requirement. See "Regulation—Capital Requirements." In addition, on December 18, 2018, a Bilateral Agreement between the U.S. and U.K. on Prudential Measures Regarding Insurance and Reinsurance, or the "**UK Covered Agreement**," was signed in anticipation of the United Kingdom's exit from the EU.

U.S. state regulators have until September 22, 2022 to adopt reinsurance reforms removing reinsurance collateral requirements for EU and UK reinsurers that meet the prescribed minimum conditions set forth in the applicable EU Covered Agreement or UK Covered Agreement or state laws imposing such reinsurance collateral requirements may be subject to federal preemption. The NAIC has adopted revisions to the Credit for Reinsurance Model Law and Model Regulation that would, if adopted into law by state legislatures, implement the reinsurance collateral provisions of the EU Covered Agreement and UK Covered Agreement. Iowa has substantially adopted such amendments to the Credit for Reinsurance Model Law and Regulation. We cannot predict with any certainty what the impact of implementation of the EU Covered Agreement or the UK Covered Agreement will be on our business and whether the interpretation of the provisions of the EU Covered Agreement and the UK Covered Agreement will change.

The Company is required to comply with Statutory Accounting Principles ("SAP"). SAP and various components of SAP (such as actuarial reserving methodologies) are subject to review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve or alter financial reporting. Various proposals are currently pending before committees and task forces of the NAIC, some of which, if adopted, would negatively affect our reported financial position or operations. See "Regulation—NAIC—Recent Statutory Accounting Principles Working Group Proposals."

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase the Company's direct and indirect compliance efforts and other expenses of doing business.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:01 EST | | 245446 TX 75 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

The regulatory framework at the state and federal level applicable to our insurance company subsidiaries' products is evolving, particularly as a result of the most recent U.S. presidential and congressional elections. The changing regulatory framework could affect the design of such products and our insurance company subsidiaries' ability to sell certain products. Any changes in these laws and regulations could materially and adversely affect Midland National's business, financial condition or results of operations. In addition, there is risk that any particular regulator's or enforcement authority's interpretation of a legal issue may change over time to Midland National's detriment, or that changes in the overall legal environment may, even absent any particular regulator's or enforcement authority's interpretation of a legal issue changing, cause Midland National to change its views regarding the actions it needs to take from a legal risk management perspective, thus necessitating changes to its practices that may, in some cases, limit its ability to grow and improve the profitability of its business.

We face risks relating to litigation, including the costs of such litigation, management distraction and the potential for damage awards, which may adversely impact our business.

We are occasionally involved in litigation, both as a defendant and as a plaintiff. In addition, state regulatory bodies, such as state insurance departments, the SEC, FINRA, the DOL and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA, and laws governing the activities of broker-dealers. Such regulatory examinations and investigations may result in fines, recommendations for corrective action or other regulatory actions. Companies in the life insurance and annuity business have faced litigation, including class action lawsuits, alleging improper product design, improper sales practices and similar claims. Plaintiffs in class action and other lawsuits against Midland National may seek very large or indeterminate amounts, including compensatory, liquidated, punitive and/or treble damages, which may remain unknown for substantial periods of time. Civil jury verdicts have been returned against insurers and other financial services companies involving sales, underwriting practices, product design, product disclosure, administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, payment of sales or other contingent commissions and other matters. Such lawsuits can result in substantial judgments that are disproportionate to actual damages, including material amounts of punitive or non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive, or non-economic, compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, financial services companies have made material settlement payments. In any event, responding to any such inquiries, examinations, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our management from its business. Moreover, even if we ultimately prevail in any such litigation, regulatory action or investigation, we could suffer significant harm to our reputation, which could have a material adverse effect on our business, financial condition and results of operations, including our ability to attract new customers, retain current customers and recruit and retain employees and agents.

Our business may be negatively affected by adverse publicity or increased governmental and regulatory actions with respect to us, other well-known companies or the financial services industry in general.

Governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. The 2008 financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators and elected officials. Press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in some type of inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. Responding to these inquiries, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our senior management from its business. Adverse publicity, governmental scrutiny, pending or future investigations by regulators or law enforcement agencies and/or legal proceedings involving us can also have a negative impact on our reputation and on the morale and performance of employees, and on business retention and new sales, which could adversely affect our businesses and results of operations.

Changes in U.S. federal and state securities laws and regulations may affect our operations and our profitability.

U.S. federal and state securities laws, and FINRA rules apply to sales of our variable annuity products (which are considered to be both insurance products and securities) as well as to sales of third-party investment products. As a result, some of our subsidiaries and the products they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries' separate accounts are registered as investment companies under the Investment Company Act of 1940. Some variable annuity contracts issued by our insurance company subsidiaries also are registered under the Securities Act of 1933. One of our other subsidiaries is registered as a broker-dealer under the Securities Exchange Act of 1934 with the SEC and is a member of, and subject to, regulation by FINRA,



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:01 EST | | 245446 TX 76 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

and is also registered as a broker-dealer in various states, as applicable. Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect the securities markets and investment advisory and brokerage clients. Broker-dealers are subject to laws and regulations governing all aspects of the securities business including, but not limited to, sales and trading practices. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. A number of changes have recently been proposed to the laws and regulations that govern the conduct of our variable insurance products and retirement business and our distributors that could have a material adverse effect on our results of operations and financial condition. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our results of operations and financial condition.

Changes in federal income taxation laws, including any reduction in individual income tax rates, may affect sales of our products and profitability.

The annuity and life insurance products that we market generally provide the contract holder with certain federal income tax advantages. For example, federal income taxation on any increases in non-qualified Insurance Contract values (i.e. the "inside build-up") is deferred until it is received by the contract holder. With other savings investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is realized. Additionally, life insurance death benefits are generally exempt from income tax.

From time to time, various tax law changes have been proposed that could have an adverse effect on our business, including the elimination of all or a portion of the income tax advantages described above for annuities and life insurance. If legislation were enacted to eliminate all or a portion of the tax deferral for annuities, such a change would have an adverse effect on our ability to sell non-qualified annuities. Non-qualified annuities are annuities that are not sold to a qualified retirement vehicle.

Also, legislation has been proposed in recent years that could eliminate the "dividends received deduction" with respect to investment earnings on assets in insurance company separate accounts. The elimination or restriction of this deduction by legislative or regulatory action would adversely impact our results of operations.

Distributions from non-qualified annuity policies are considered "investment income" for purposes of the Medicare tax on investment income contained in the Health Care and Education Reconciliation Act of 2010. As a result, in certain circumstances a 3.8% tax may be applied to some or all of the taxable portion of distributions from non-qualified annuities to individuals whose income exceeds certain threshold amounts. This tax may have an adverse effect on our ability to sell non-qualified annuities to individuals whose income exceeds these threshold amounts.

The amount of Midland National's statutory capital it must hold can vary significantly from time to time and is sensitive to a number of factors outside of our control, including securities market and credit market conditions.

Insurance regulators and the NAIC prescribe accounting standards and statutory capital and reserve requirements for SFG's insurance company subsidiaries. The NAIC has established regulations that provide minimum capitalization requirements based on RBC formulas for life, health and property and casualty companies. The RBC formula for life companies establishes capital requirements relating to insurance, business, asset and interest rate risks, including equity, interest rate and expense recovery risks associated with variable life, annuities and group annuities that contain death benefits or certain living benefits.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses, the amount of additional capital Midland National must hold to support business growth, changes in securities market levels, the value of certain fixed maturity and equity securities in Midland National's investment portfolio, changes in interest rates, as well as changes to the NAIC RBC formulas. Increases in the amount of required statutory reserves reduce the statutory capital used in calculating Midland National's RBC ratios.

In addition, there have been recent regulatory changes made by, and continue to be projects underway with various working groups of the NAIC that may impact the classification and capital charges of our investments held by our insurance company subsidiaries. Such changes could lead to a lower RBC ratio for our insurance company subsidiaries. A material decrease in our insurance company subsidiaries' RBC ratios could adversely affect our business. See "Regulation—NAIC—Recent VOS Task Force Actions and Proposals."

Reinsurance may not be available, affordable or adequate to protect us against losses.

As part of our overall risk management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. While reinsurance agreements generally bind the reinsurer for the life of the business reinsured at generally fixed pricing,



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-165 22.3.29.0	ADG chacn0dc		20-Apr-2022 03:02 EST		245446 TX 77	5*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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market conditions beyond our control determine the availability and cost of the reinsurance protection for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Any decrease in the amount of reinsurance will increase our risk of loss and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue. If the counterparties to our reinsurance or indemnification arrangements or to the derivatives we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could materially adversely affect our financial condition and results of operations.

We use reinsurance, indemnification and derivatives to mitigate our risks in various circumstances. In general, reinsurance does not relieve us of our direct liability to our contract holders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers and indemnitors. A reinsurer's or indemnitor's insolvency, inability or unwillingness to make payments under the terms of reinsurance agreements or indemnity agreements with us could have a material adverse effect on our financial condition and results of operations, including our liquidity.

Differences between actual claims experience and underwriting and reserving assumptions may adversely affect our financial results.

Our earnings significantly depend upon the extent to which our actual claims experience is consistent with the assumptions we use in setting prices for our products and establishing liabilities for future policy benefits and claims. Such amounts are established based on estimates by actuaries of how much we will need to pay for future benefits and claims. To the extent that actual claims experience is less favorable than the underlying assumptions we used in establishing such liabilities, we could be required to increase our liabilities.

Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of liabilities for future policy benefits and claims, we cannot determine precisely the amounts which we will ultimately pay to settle our liabilities. Such amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future (including deviations resulting from errors in the calculation of estimated amounts). We evaluate our liabilities periodically based on accounting requirements, which change from time to time, the assumptions used to establish the liabilities, as well as our actual experience. If the liabilities originally established for future benefit payments prove inadequate, we must increase them. Such increases would affect earnings negatively in the period in which the increase is made and have a material adverse effect on our business, results of operations and financial condition.

Our risk management policies and procedures, including hedging programs, may prove inadequate for the risks we face, which could negatively affect our business or result in losses.

We have developed risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective, particularly during extremely turbulent times. Many of our methods of managing risk and exposures are based upon observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend on the evaluation of information regarding markets, customers, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We employ various strategies, including hedging and reinsurance, with the objective of mitigating risks inherent in our business and operations. These risks include current or future changes in the fair value of our assets and liabilities, current or future changes in cash flows, the effect of interest rates, securities markets and credit spread changes, the occurrence of credit defaults, currency fluctuations and changes in mortality and longevity. We seek to control these risks by, among other things, entering into reinsurance contracts and derivative instruments, such as swaps, options, futures and forward contracts. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from such risks. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. We may incur losses on transactions after taking into account our hedging strategies. Further, the nature, timing, design or execution of our hedging transactions could actually increase our risks and losses. Our hedging strategies and the derivatives that we use, or may use in the future, may not adequately mitigate or offset the hedged risk and our hedging transactions may result in losses.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:02 EST | | 245446 TX 78 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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We face competition from companies that have greater financial resources, broader arrays of products, higher ratings and stronger financial performance, which may impair our ability to retain existing customers, attract new customers and maintain our profitability and financial strength.

We operate in a highly competitive industry. Many of our competitors are substantially larger and enjoy substantially greater financial resources, higher ratings by rating agencies, broader and more diversified product lines and more widespread agency relationships. Our annuity products compete with index, fixed rate and variable annuities sold by other insurance companies and also with mutual fund products, traditional bank investments and other retirement funding alternatives offered by asset managers, banks and broker-dealers. Our insurance products compete with those of other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and contract holders, ratings by rating agencies, reputation and commission structures.

Our ability to compete depends in part on returns and other benefits we make available to our contract holders through our life insurance and annuity products. We will not be able to accumulate and retain assets under management for our products if our investment results underperform the market or the competition, since such underperformance likely would result in asset withdrawals and reduced sales.

The level of competition among providers of life insurance, annuities and other retirement solutions products may increase as a result of the continuing consolidation of the financial services industry. Mergers and consolidations could increase, as companies seek to improve their competitive position through increased market share, economies of scale and diversification of products and services.

We compete for distribution sources for our products. We believe that our success in competing for distributors depends on our financial strength, the services we provide to and the relationships we develop with these distributors, as well as offering competitive commission structures. Our distributors are generally free to sell products from whichever providers they wish, which makes it important for us to continually offer distributors products and services they find attractive. If our products or services fall short of distributors' needs, we may not be able to establish and maintain satisfactory relationships with distributors of our life insurance and annuity products. Our ability to compete in the past has also depended in part on our ability to develop innovative new products and bring them to market more quickly than our competitors. In order for us to compete in the future, we will need to continue to bring innovative products to market in a timely fashion. Otherwise, our revenues and profitability could suffer.

If we are unable to attract and retain national marketing organizations and independent agents, sales of our products may be reduced.

We distribute our life insurance and annuity products through a variable cost distribution network. We must attract and retain such marketers and agents to sell our products. Insurance companies compete vigorously for productive agents. We compete with other life insurance companies for marketers and agents primarily on the basis of our financial position, support services, compensation and product features. Such marketers and agents may promote products offered by other life insurance companies that may offer a larger variety of products than we do. Our competitiveness for such marketers and agents also depends upon the long-term relationships we develop with them. There can be no assurance that such relationships will continue in the future. If we are unable to attract and retain sufficient marketers and agents to sell our products, our ability to compete and our revenues would suffer.

Potential use of new distribution channels and use of direct to consumer distribution channels involves risks.

In 2020, we established Heyday as an online education platform that focuses on creating lifetime income through annuities. Heyday directly markets to consumers through social media and other digital methods. As a consumer becomes interested in an annuity purchase, the consumer has options on how they would like to interact with Heyday agents, including digitally, by telephone or in-person. There can be no assurance that this strategy will be successfully implemented. The inherent costs involved to launch products through a new distribution channel and the ongoing administration thereof may cause a financial burden that could outweigh the financial benefits we expect to receive. If we pursue such new distribution channel, we may have to incur significant expense to build out our administration and compliance systems and other related corporate functionality relating to such channel, and it may take time to generate sufficient business to make any such investment profitable. Accordingly, no assurances can be made that our products will be provided through this new channel, or that such utilization of new distribution channel will be successful.

The success of such new distribution channel would be largely reliant on the related technology. Developing and maintaining such a technology platform is expensive and complex and its continuous development, maintenance and operation would be costly. It may also expose us to additional risks in the event of material performance problems or defects, including heightened cyber security risks.

Additionally, the digital distribution channel is a developing market. Regulators continue to review and update the manner in which these types of distribution platforms operate and we may face administrative and compliance issues related to our use of online direct to consumer distribution channels, through Heyday or otherwise. Any of these eventualities could materially and negatively affect our reputation or our results of operations and financial condition.



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-165 22.3.29.0	ADG chacn0dc	20-Apr-2022 03:03 EST		245446 TX 79	5*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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Offering products through a digital direct distribution model may expose us to additional legal and regulatory risks. Plaintiffs' lawyers are particularly active in the life insurance industry in bringing class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, investments, denial or delay of benefits and breaches of fiduciary or other duties to policyholders. Plaintiffs in class actions and other lawsuits against us may seek very large and/or indeterminate amounts, including punitive and treble damages. Even if we ultimately prevail in the litigation, regulatory action or investigation, our ability to attract new policyholders and recruit and retain employees could be materially and adversely impacted.

Our profitability may decline if mortality rates or persistency rates or other assumptions differ significantly from pricing expectations.

We set prices for many of our insurance and annuity products based upon expected claims and payment patterns, using assumptions for mortality, persistency (how long a contract stays in force) and interest rates. In addition to the potential effect of natural or man-made disasters and catastrophic occurrences and pandemics, significant changes in mortality could emerge gradually over time, due to changes in the natural environment, the health habits of the insured population, effectiveness of treatment for disease or disability, or other factors. In addition, we could fail to accurately anticipate changes in other pricing assumptions, including changes in interest and inflation rates. Significant negative deviations in actual experience from our pricing assumptions could have a material adverse effect on the profitability of our products. Our earnings are significantly influenced by the claims paid under our insurance contracts and will vary from period to period depending upon the amount of claims incurred. There is only limited predictability of claims experience within any given month or year. Our future experience may not match our pricing assumptions or our past results. As a result, our business, financial condition and results of operations could be materially adversely affected.

Guarantees within certain of our products may decrease our earnings, increase the volatility of our results, result in higher risk costs and expose us to increased counterparty risk.

Certain of our life and annuity products include guaranteed benefits, including guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits, and guaranteed minimum income benefits. These guarantees are designed to protect contract holders against significant downturns in securities markets and interest rates. Any such periods of significant and sustained downturns in securities markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of our liabilities associated with those products. An increase in these liabilities would result in a decrease in our net income.

We use hedging and risk management strategies to mitigate the liability exposure and the volatility of net income associated with these liabilities. These strategies involve the use of reinsurance and derivatives, which may not be completely effective. For example, in the event that reinsurers or derivative counterparties are unable or unwilling to pay, we remain liable for the guaranteed benefits.

In addition, hedging instruments may not effectively offset the costs of guarantees or may otherwise be insufficient in relation to our obligations. Furthermore, we are subject to the risk that changes in contract holder behavior or mortality, combined with adverse market events, produce economic losses not addressed by the risk management techniques employed. These, individually or collectively, may have a material adverse effect on our results of operations, including net income, financial condition or liquidity.

The loss of key employees could disrupt our operations.

Our success depends in part on the continued service of key executives and our ability to attract and retain additional executives and employees. The loss of key employees, or our inability to recruit and retain additional qualified personnel, could cause disruption in our business and prevent us from fully implementing our business strategies, which could materially and adversely affect our business, growth and profitability. We also rely upon the knowledge and experience of employees involved in functions that require technical expertise in order to provide for sound operational controls for our overall enterprise, including the accurate and timely preparation of required regulatory filings and financial statements and operation of internal controls. A loss of such employees could adversely impact our ability to execute key operational functions and could adversely affect our operational controls.

Any failure to protect the confidentiality of client information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations and other aspects of our business.

Pursuant to U.S. federal and state laws, and laws of other jurisdictions in which we operate, various government agencies have established rules protecting the privacy and security of personal information, including personally identifiable policyholder

74



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:04 EST | | 245446 TX 80 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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information. In addition, most U.S. states and a number of jurisdictions outside the U.S., have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information, including personally identifiable policyholder information. Further, the Gramm-Leach-Bliley Act of 1999, imposes privacy and data security requirements on financial institutions, including obligations to protect and safeguard consumers' nonpublic personal information and records, and limits the ability to share and reuse such information with third parties. Many regulators have indicated an intention to take more aggressive enforcement actions regarding cybersecurity and data privacy matters, and private litigation resulting from such matters is increasing and resulting in progressively larger judgments and settlements.

Many of our employees have access to, and routinely process, personal information of clients through a variety of media, including IT systems. We rely on various internal processes and controls to protect the confidentiality of client information that is accessible to, or in the possession of, our company and our employees. It is possible that an employee could, intentionally or unintentionally, disclose or misappropriate confidential client information, including personally identifiable policyholder information, or our data could be the subject of a cybersecurity attack. If we fail to maintain adequate internal controls or if our employees fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of client information, including personally identifiable policyholder information, could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. Further, our third-party service providers, including third parties to whom we outsource certain of our functions, are also subject to the risks outlined above, any one of which could result in damage to our reputation, our incurring substantial costs or other negative consequences to us. If we or any of our third-party service providers fail to protect the confidentiality of client information, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we analyze customer data to better manage our business. There has been increased scrutiny, including from regulators, regarding the use of "big data," such as using it to set product pricing. Our ability to use data to gain insights into and manage our business may be limited in the future by regulatory scrutiny. We cannot predict what, if any, actions may be taken with regard to "big data," but any inquiries into such use by regulators or other governmental authorities could cause reputational harm and any limitations could have a material impact on our business, financial condition and results of operations.

Controls and business continuity plans surrounding our IT could fail or security could be compromised, which could damage our business and adversely affect our financial condition and results of operations.

Our business is highly dependent upon the effective operation of our IT. We rely on IT throughout our business for a variety of functions, including processing claims and applications, providing information to contract holders and distributors, performing actuarial analyses and maintaining financial records. We have also begun to offer term life insurance products, and may in the future offer other of our products, through digital distribution platforms. Despite the implementation of security and back-up measures, our IT may be vulnerable to physical or electronic intrusions, computer viruses or other attacks, programming errors and similar disruptive problems. The failure of controls and/or business continuity plans surrounding our IT for any reason could cause significant interruptions to our operations, which could result in a material adverse effect on our business, financial condition or results of operations. We plan to continue to make significant investments in IT to support the growth of our business.

We retain confidential information within our IT, and we rely on sophisticated commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our IT could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable contract holder information and proprietary business information. Federal regulatory requirements and all fifty states require entities to provide notification to affected state residents and, in certain instances, state and federal regulators in the event of certain security breaches affecting personal information or information systems that contain personal information or confidential information. See "Regulation—Privacy and Cybersecurity Regulation" in this Offering Memorandum. Any compromise of the security of our computer systems or those of our third-party business partners and service providers, that results in unauthorized access to our data could expose us to a disruption and challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations and other expenses.

We may not be successful in implementing our business strategy of developing new products and services.

As part of our business strategy, we plan to develop innovative products and services in order to provide our distribution partners with a comprehensive suite of life and annuity products and services. Due to the inherent uncertainties, such new and expanded strategic initiatives expose us to a number of risks and challenges, including the following:

new and expanded business activities may require unanticipated capital expenditures and involve additional compliance requirements;



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-165 22.3.29.0	ADG chacn0dc	20-Apr-2022 03:04 EST		245446 TX 81	6*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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new and expanded business activities may result in less growth or profit from what we currently anticipate, and there can be no assurance that such business activities will become profitable at the level we desire or at all;

we may fail to identify and enter into new business opportunities in a timely fashion, putting us at a disadvantage vis-à-vis competitors; and

we may need to hire or retrain personnel who are able to supervise and conduct the relevant business activities.

We may also seek, evaluate or engage in potential acquisitions, mergers, joint ventures, strategic alliances or other similar opportunities. The prospects of these initiatives are uncertain, and there can be no assurance that we will be able to successfully implement or grow new ventures, and these ventures may prove more difficult or costly than what we originally anticipated. In addition, we regularly review the profitability and growth potential of our existing and new business. As a result of such review, we may decide to exit from or to reduce the resources that we allocate to new ventures in the future. There is a risk that these ventures may not achieve profitability or operational efficiencies to the extent originally anticipated, and we may fail to recover investments or expenditures that we have already made. Any of the foregoing may have a material adverse effect on our business, results of operations, financial condition and cash flows.

The financial services industry faces great uncertainty from a regulatory perspective.

On April 6, 2016, the DOL issued an amendment to the DOL regulations defining the term "fiduciary" that significantly expanded the circumstances under which certain insurance companies may become fiduciaries of employee benefit plans and individual retirement accounts ("**IRAs**"). The rule became applicable on June 9, 2017 with a phased implementation period ending on July 1, 2019. However, on March 15, 2018, the Fifth Circuit Court of Appeals vacated the amendment to the DOL regulations. In June 2020, the DOL proposed a "best interest" prohibited transaction exemption ("**PTE**") for investment advice fiduciaries under ERISA. The proposal restored the five-part test for determining fiduciary status that was in effect prior to the 2016 DOL fiduciary rule. If fiduciary status is triggered, the PTE provides an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code for conflict of interest transactions if the impartial conduct standards and disclosure obligations set forth in the PTE are satisfied. The DOL released the final version of the PTE as PTE 2020-02 in December 2020, and the PTE became effective on February 16, 2021. The final version of the PTE confirmed that advice to roll over assets from a qualified plan or an IRA may constitute investment advice under the five-part test for determining fiduciary status.

In addition, the financial services industry has seen additional instances of regulations being implemented at both the state and federal levels, which will and may continue to impact the way retirement advice is provided and products are manufactured, distributed and sold. For example, the NAIC adopted changes to the SAT Model Regulation. See "Regulation—Annuity Suitability." The SEC created an entirely new set of rules revising, and in some cases, interpreting standard of care rules for securities transactions. See "Regulation—SEC's Regulation Best Interest." Individual states have adopted individual state fiduciary rules, including proposals in Nevada, New Jersey, Massachusetts, and others.

Regulatory uniformity may not be possible as a result of individual state actions, even as the SEC and NAIC have attempted to provide a roadmap for a new broadly uniform standard. This regulatory uncertainty will continue as additional state proposals are introduced and deliberated.

Catastrophic event risks such as terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, or a pandemic disease like the novel coronavirus known as COVID-19, could have a material and adverse effect on our business in several respects by:

- causing long-term interruptions in our service and the services provided by our significant vendors;

- creating economic uncertainty, and reducing or halting economic activity;

- disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;

- increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.

The extent to which these types of catastrophic events, including the recent COVID-19 pandemic, may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:40 EST | | 245446 TX 82 | 7* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Directors, Executive Officers and Corporate Governance

Set out below are the names and ages, as of April 15, 2022, of the directors and executive officers of Midland National and a description of the business experience of each of the respective individuals.

Name	Age	Position
Esfandyar E. Dinshaw	62	President, Chairman of the Board & Chief Executive Officer
William L. Lowe	58	President – Sammons Institutional Group and Director
Ronovan G. Ottenbacher	66	President – Sammons Corporate Markets
Jerry Blair	56	President – Sammons Life Insurance Group
Teri L. Ross	56	President – Shared Services
Robert R. TeKolste	54	President – SIAG and Director
David C. Attaway	49	Senior Vice President, Chief Financial Officer & Treasurer
Darron K. Ash	57	Director
Willard Bunn, III	78	Director
James Roderick Clark	71	Director
Thomas Corcoran	73	Director
George A. Fisk	73	Director
William D. Heinz	74	Director
Heather Kreager	63	Director
Michael M. Masterson	74	Director

Executive Officers and Directors

Esfandyar Dinshaw currently serves as Chief Executive Officer and Chairman of the Board of the Company. Mr. Dinshaw also is President of Sammons Enterprises, Inc., and Chief Executive Officer, Chairman, and President of Sammons Financial Group, Inc. He also serves as Chairman of the Board for North American Company for Life and Health Insurance, Sammons Financial Group, Inc., Canal Reinsurance, Midland National Life Reinsurance and Solberg Reinsurance. Mr. Dinshaw has more than 37 years of experience in the insurance industry with four different companies. Mr. Dinshaw has Bachelor of Science degrees from both the University of Karachi and Drake University. He currently serves on the Board of the American Council of Life Insurers and is a past Chairman of the Board for LL Global (parent organization of LIMRA & LOMA), both insurance industry-related organizations.

William Lowe is President – Sammons Institutional Group at the Company, a group that specializes in developing and distributing individual retirement products through broker/dealers. He has served in that role since May 2011 when he joined the Company with more than 29 years of financial services experience. He has served in a variety of leadership and executive roles in product distribution and business line management and has a history of success in the distribution of 401(k) plans, variable annuities, fixed annuities, life insurance, mutual fund products and managed accounts. He is a General Securities Principal, Investment Advisory Representative, Chartered Life Underwriter, Chartered Financial Consultant, and Fellow of the Life Management Institute. Bill has completed the General Management Program at the European Centre for Executive Development at INSEAD in Fontainebleau, France. He is currently on the boards of the Insured Retirement Institute in Washington, D.C., Freedom for Youth and the Principal Charity Classic in Des Moines, Iowa.

Ronovan Ottenbacher is President – Sammons Corporate Markets at the Company. Mr. Ottenbacher has more than 30 years in the financial services industry. He is a Chartered Life Underwriter, Fellow, Life Management Institute, and a Chartered Financial Consultant. He joined the Company in 2003, after serving as vice president at Clarica Life Insurance Company. Prior to his position at Clarica, Mr. Ottenbacher spent more than ten years with John Deere Insurance and AgCountry Financial Services in marketing and sales. He holds a Bachelor of Science degree in business from Northern State University, a Juris Doctor degree from Drake University and graduate degrees in law and a Master of Business Administration from Sangamore State University.

Jerry Blair, ChFC, LLIF, is President – Sammons Life Group providing strategic direction for the individual life business of Sammons Financial Group. Mr. Blair is ultimately responsible for individual life insurance results for Midland National Life Insurance Company and North American Company for Life and Health in the personal producing general agent, IMO, MGA, NMO and registered representative channels. His nearly 35 years of experience in the insurance industry have provided a diverse background including personal sales, agent and registered representative recruiting, marketing and distribution management. Mr. Blair previously served as Chief Distribution and Sales Officer for Sammons Financial Group's Life division. Prior to that, he served as the Chief Distribution Officer for Midland National Life. Mr. Blair joined Sammons Financial Group in 2005 as the Vice President of Life Sales for Midland National.

Teri Ross is President – Shared Services at the Company. As president of this division, Ms. Ross is responsible for the operations of the agency, new business, underwriting, policy administration, and claims departments. She also oversees the information technology



MIDLAND NATIONAL LIF	Donnelley Financial	ADGP64RS24 22.2.7.0	ADG pf_rend	10-Feb-2022 08:34 EST		245446 TX 83	3*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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functions for the Company. Shared Services is the largest division at the Company, with over 950 employees who provide service to more than 1.6 million in-force life and annuity policies. She has over 30 years of experience in the financial services industry. Ms. Ross is a member of the LOMA Operations Leaders Roundtable Committee, and she has received numerous designations including Fellow, Life Management Institute (FLMI); LIMRA Leadership Institute Fellow (LLIF); Associate, Annuity Products and Administration (AAPA); and Associate, Customer Service (ACS). She previously served on the board for Big Brothers Big Sisters of Central Iowa. Ms. Ross is a graduate of the University of Northern Iowa where she received a B.A. in management.

Robert TeKolste, CLU, LLIF, is President, Sammons Independent Annuity Group at the Company. With more than 25 years of experience in the insurance industry, he has a diverse background including sales, marketing, and operations management, and has served in sales and marketing management roles for industry-leading insurance companies. He previously served as president of the Company's Shared Services division, and was responsible for the agency, new business, underwriting, policy administration, claims, and information technology business functions. Mr. TeKolste has a Bachelor of Science degree from Drake University in Des Moines, Iowa.

David Attaway is Vice President, Chief Financial Officer & Treasurer of the Company. Prior to joining Midland National Life Insurance Company in 2018, Mr. Attaway was the Chief Financial Officer at a large life insurance and annuity carrier from October 2013 to May 2018. Mr. Attaway has a Bachelor of Science degree in accounting from Clemson University in Clemson, South Carolina. He is a licensed Certified Public Accountant and is a member of both the American Institute of CPA's and the Iowa Association of CPA's.

Darron Ash currently serves on the board of directors for Midland National Life Insurance Company, North American Company for Life and Health Insurance and Sammons Financial Group, Inc. Mr. Ash is the Senior Vice President and Executive Committee member for Sammons Enterprises, Inc., and has been with Sammons since 2006. Mr. Ash joined Sammons with 17 years of experience in the public accounting, private equity, consumer products manufacturing, and professional services industries. Mr. Ash has a B.B.A degree in science from Texas A&M University and a Master of Business Administration in finance from the University of Texas.

Willard Bunn, III is an Independent Director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Bunn currently is the Managing Director of Colonnade Advisors. He has served as chairman, chief executive, and/or director of several commercial banks in the course of his 50-year career. Mr. Bunn's long career in the banking industry began at Chemical Bank in New York before he returned to Springfield, Illinois in 1978 to serve as Executive Vice President, and eventually Chairman and Chief Executive Officer of Marine Corporation, a multibank holding company with $1.2 billion of assets. Following Marine's merger with Banc One, he was appointed Chairman and Chief Executive Officer of Banc One Illinois Corporation, a position which he held until 1994. Mr. Bunn went on to serve in various management positions with two investment banking firms. He served as a Director of Baytree Bank of Lake Forest, Illinois from its founding in 2000 and as Chairman of the Bank from April 2010 to August 2012. He served on the Board of Directors of CIB Marine Bancshares, Inc. until April 2020, a bank holding company based in Waukesha, Wisconsin. In addition, he served as Chairman of the Board for the Poetry Foundation until June 2020, a literary organization and publisher of Poetry magazine. Mr. Bunn is currently a Trustee Emeritus at Lawrenceville School. He serves as an advisory director of Chicago-based Campus2Career Transition Services, and a member of the valuation committee of The Banc Funds Company. Mr. Bunn holds a BA from Princeton University and an MBA from the University of Virginia. In addition, he holds the Series 79 securities license.

James Roderick Clark is an Independent Director serving on the board of directors for Sammons Enterprises, Inc., Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Clark retired in 2009, after 35 years in the oilfield services business. Prior to retirement, he was President and Chief Operating Officer of Baker Hughes Incorporated, and was responsible for 30,000 employees operating in more than 90 countries. Before Baker Hughes, Mr. Clark was President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He served on the Board of Directors of Ensco plc from 2008 to 2019 when Ensco merged with Rowan Companies plc, forming Valaris plc. Mr. Clark retired from the Board of Directors of Valaris in December 2019. He has served on the Board of Trustees of the Dallas Theological Seminary since 2006. Mr. Clark has a Bachelor of Arts degree from the University of Texas and a Master of Business Administration from the University of Texas.

Thomas Corcoran is an Independent Director serving on the board of directors of Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc., and also as Chairman of Sammons Enterprises, Inc. He was a founder of FelCor Lodging Trust in 1991, a publicly-traded real estate investment trust focused exclusively on hotels. He served as Chief Executive Officer of FelCor from its founding until beginning his tenure as non-executive Chairman of its Board in 2006. Mr. Corcoran served as Chairman of FelCor until its merger with RLJ Lodging Trust in 2017. In addition to his role with Sammons, he is the Chairman and CEO of TCOR Hotel Partners, LLC. TCOR owns four hotels in Dallas, Texas, Tampa and Jacksonville, Florida and Baltimore, Maryland and seeks to acquire additional premium select service hotels. Mr. Corcoran's other


board appointments include the American Hotel & Lodging Association (AH&LA) and Dallas County Community College District Foundation. He is Past Chairman of AH&LA and Past Chairman of the IHG Owners Association. Mr. Corcoran has a Bachelor of Arts degree from Washburn University and a Juris Doctor degree from Washburn University Law School.

George A. Fisk is an Independent Director serving on the board of directors for Sammons Enterprises, Inc., Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Fisk joined the Board of Directors of Prosperity Bankshares on November 1, 2019 in connection with the Legacy Texas Financial Group. Inc. merger. Mr. Fisk served on the Board as Vice Chairman of both Legacy Texas and Legacy Texas Bank since January 2015, following completion of the merger of Viewpoint Financial Group, Inc. with Legacy Texas Group, Inc., where Mr. Fisk served as Chief Executive Officer and Vice Chairman since 2004. Between 2001 and 2004, Mr. Fisk served as shareholder of Fisk & Robinson, P.C., which merged with McGladrey LLP in 2001. He has worked in the financial services sector for more than 40 years. He currently serves as a board member of the Independent Bankers Financial Corporation. Mr. Fisk is a member of the Chief Executives Round Table, a former director of the Federal Reserve Bank of Dallas and the Freeman Company, and a former advisory board member of the College of Business of the University of North Texas and the Texas Tech University Graduate School of Banking. Mr. Fisk holds a B.A in government from Texas Tech University and an M.B.A. in banking and finance from the University of North Texas. Mr. Fisk is a Certified Public Accountant.

William Heinz is a director of Midland National Life Insurance Company and North American Company for Life and Health Insurance. He currently is a partner at the law firm Jenner & Block LLP in Chicago. He previously served on the Board of Directors of Partners Financial Group, a bank holding company, for approximately 10 years, from the time of its founding through its subsequent acquisition. He currently serves as counsel to the board of trustees of a Big Ten university, and has served as counsel on Sarbanes Oxley issues to the Audit Committees of publicly traded companies. Mr. Heinz is a Fellow of the American College of Trial Lawyers. He has served as the past State Chair for Upstate Illinois for the American College of Trial Lawyers, and has served in a variety of leadership roles at the Illinois State Bar Association, the Chicago Bar Association and the Association of Professional Responsibility Mr. Heinz has a Bachelor of Science degree from Millikin University and a Juris Doctor degree from the University of Illinois.

Heather Kreager is a director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, Sammons Financial Group, Inc., Canal Reinsurance, Midland National Life Reinsurance, Solberg Reinsurance, Sammons Institutional Group, Inc., and Sammons Securities, Inc. Ms. Kreager is the Chief Executive Officer of Sammons Enterprises, Inc. and a member of its Board of Directors, chairing the company's Executive Committee. She also serves as Chairman of Compatriot Capital, a Sammons Enterprises' real estate subsidiary. She joined the Sammons organization in 1985, and served as General Counsel for Sammons Enterprises, Inc. and Sammons Communications Inc. as well as President of Sammons Enterprises, Inc. prior to her appointment as Chief Executive Officer (CEO) of Sammons Enterprises in 2014. She has served on the Executive Committee and Board since 2008. In addition to her role as CEO of Sammons Enterprises, Inc., Heather is CEO for Sammons Equity Alliance, Inc., the holding company for Sammons' real estate and investment businesses. Ms. Kreager received her Bachelor of Arts degree from Vanderbilt University. She received her Juris Doctorate degree from Southern Methodist University School of Law and received her MBA from the University of Dallas.

Michael Masterson is a director of Midland National Life Insurance Company and North American Company for Life and Health Insurance. Mr. Masterson was the Company's past Chairman and CEO prior to his retirement in 2011. Mr. Masterson earned a Bachelor of Arts degree from the University of Minnesota and is a graduate of the University of Minnesota Executive Program, the Harvard Executive Program in Competitive Strategies, and the LIMRA Leadership Institute. He has also earned his CLU, ChFC, and LLIF designations and has been a member of various industry boards, including the LIMRA International Board, the National Endowment for Financial Education and the American Council of Life Insurers (ACLI) Board.

Executive Compensation

This section is a review, summary and overview of our executive compensation program.

Compensation Philosophy and Strategy

The focus when designing Midland National's Executive Compensation program is on recruitment, retention and to reward talented individuals and we do so by providing fair and competitive total compensation. This is accomplished through structured compensation to avoid excessive risk taking and/or behaviors, but which encourages entrepreneurship and promotes exceptional performance. Our compensation programs are also designed to promote ethical long-term thinking consistent with our objective of creating ever increasing enterprise economic value through solid financial performance. We provide incentives to enhance shareholder value, drive value creation, increase profits and promote the best returns on capital invested. We recognize individuals who make significant contributions to Midland National's performance.


| **MIDLAND NATIONAL LIF** | Donnelley Financial | ADGP64RS24 22.2.7.0 | ADG pf_rend | | **10-Feb-2022 08:34 EST** | | **245446 TX 85** | 3* |
| **MIDLAND ADVISORY RIL** | None | | CHW | | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | 0C |

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Total compensation is based on a holistic approach and may include any or all of the following: annual base salary, annual bonus or incentive compensation, long-term bonus or other long-term compensation, deferred compensation, retirement plans such as ESOP, supplemental executive retirement plans and welfare benefits such as life, health and disability insurance.

Compensation will be market driven as determined by periodic independent surveys. We will regularly survey the marketplace to determine how our total compensation compares with similar positions, as well as comparison with peer companies where possible. The mix of compensation elements may vary due to specific market conditions for specialized jobs.

As an ESOP owned enterprise, it may not be possible to be competitive with the stock equity programs of peer publicly held companies or total compensation plans of private equity firms. Executive compensation must be consistent with the principles of employer ownership and long term value creation. While Executives have higher levels of responsibility and accountability, Midland National's results reflect the efforts of all employees.

Performance-based compensation will be discretionary and not strictly formulaic. Discretion includes consideration of circumstances (positive or negative) beyond the control of the Executive that affect performance. In making decisions on compensation for Executives, both the Executive Committee and Independent Committee (Compensation Committee) will be guided by the fundamental principles of fairness. Both Committees have the discretion to make compensation decisions that reflect the individual contributions of an Executive to perpetuate Midland National's existence by creating ever increasing enterprise economic value for the benefit of current and future generations of its employees in order to achieve equity, both internally and in the relevant marketplace.

Since the Executive Committee's principal focus and duties concern perpetuating Midland National's existence by creating ever increasing enterprise economic value for the benefit of current and future generations of its employees, it is desirable that the design of compensation programs for members support this focus.

Variable compensation elements for members should emphasize a focus on both the overall performance of Midland National, plus the performance of the Controlled Investments over which any member has lead management oversight responsibility. The overall performance of Midland National will generally be determined by the change in value year to year.

The Executive Committee will have oversight responsibility for the compensation of Midland National Senior Executives. As a general rule, this "covered group" will include the senior most leaders of any business unit, and their direct reports. There may be exceptions warranted where more are included in the covered group, however it will be rare to have fewer covered by this oversight. All recommendations for compensation changes, promotions, bonuses and awards will be reviewed on a "one over one" basis. For example, compensation changes requested for a subordinate will require the approval of at least one level above the requestor. The direct superior will have responsibility for making the compensation recommendation for a subordinate. Executive Committee approval will be required for any changes impacting the people and positions they oversee. With the exception of Executive Committee compensation, all recommendations will be reviewed and approved by the next higher level of management.

Annual rewards/incentives for team results should keenly focus leaders on a balance of both short and long term financial results. Individual Leadership Development Plans (LDP's) and Discretionary Bonus Objectives (DBO's) will also be reflected in the annual rewards/incentives.

Through this strategy, not only will we be able to attract and retain the top talent needed to achieve our growth and financial performance objectives, we will also incentivize our top talent to achieve the best possible results.

Compensation Principles:

Determination of annual and long-term incentive awards is discretionary and will not use indexes or mechanical formulas. When a percentage of base pay is used to calculate a variable compensation award, the base compensation on the last day of the performance period should be used to determine the amount of variable award.

Role of the Executive Committee and Board of Directors

The Board of Directors consists of the Executive Committee members and the Independent Directors. The Executive Committee will have oversight responsibility for the compensation of Midland National Senior Executives. As a general rule, this "covered group" will include the senior most leaders of any business unit, and their direct reports.



MIDLAND NATIONAL LIF	Donnelley Financial	ADGP64RS24 22.2.7.0	ADG pf_rend		10-Feb-2022 08:34 EST		245446 TX 86	3*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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Role of the Compensation Committee of the Board of Directors of Midland National

The Independent Directors serve as the Compensation Committee. The Compensation Committee is responsible for reviewing and approving the Compensation Philosophy and Programs as recommended by the Executive Committee. The Compensation Committee is also responsible for creating the compensation incentive programs and plans for the Executive Committee. The Compensation Committee reviews and approves the compensation recommendations for the Executive Committee direct reports. The Compensation Committee is responsible for determining and approving the compensation awards (base, bonus, L-TIP) for the Executive Committee and Key Officers.

Role of Human Resources

The Human Resources Department is responsible for the administrative and support tasks related to compensation review and administration, as assigned by the Executive Committee and Compensation Committee. The Human Resources' role includes preparing the compensation materials for the review of the Executive Committee and Compensation Committee, evaluating outside data and comparing to our organization, researching and understanding compensation plans in the market and assisting with the design of Company compensation programs and plans, and assisting the Compensation Consultant with relevant information and data.

Role of Compensation Consultant

When needed, the Company has retained Compensation consultants to assist and provide services including serving as an advisor to senior management on various issues relating to executive compensation practices. They also provide relevant market data and analysis and assist us in evaluating the competitiveness of the total compensation program.

Elements of the Total Rewards for our Executive Officers Compensation

- Base Salary

- Annual Executive Incentive Plan

- Employee Stock Ownership Plan (ESOP) (for some)

- Supplemental ESOP Plan (for some)

- Long-Term Incentive Plan (for some)

- Deferred Compensation Plan (for some)

- Executive Perquisites (Club memberships, cars, etc.)

Base Salary

Our base compensation is designed to be competitive with our industry peers for each position. We do not seek to be the highest or the lowest, but strive to maintain a balanced mid-range approach, recognizing the value of all other forms of compensation. Base compensation may vary between individuals in like positions based on comparative job performance and experience. Additionally, we will attempt to promote exceptional performance through forms of variable pay which are intended to recognize and reward both individual and collective performance.

Compensation for Senior Executives is market driven as determined by periodic independent surveys (typically conducted every two to three years) for comparable responsibilities. Time in position, performance and experience will be used to determine positioning in the range.

Base salary is considered to be the least effective compensation tool for driving desired business results.

Annual Executive Incentive Plan (Bonus)

Focus is on variable "at risk" compensation. There are two components, operational performance and accomplishment of Discretionary Bonus Objectives (DBO's).

We place a significant emphasis on operational performance such as annual financial results, with the balance of focus on personal accomplishments and DBO's. Awards are not linear and not formulaic. Fairness and equity should be the benchmark rather than mechanical formulas. Awards should be based on what the individual has accomplished. A participant should not be rewarded for results that were due primarily to positive external factors, nor should a participant be significantly penalized for economic conditions that were uncontrollable and unavoidable.



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| MIDLAND NATIONAL LIF | Donnelley Financial | ADGP64RS24 22.2.7.0 | ADG pf_rend | 10-Feb-2022 08:34 EST | | 245446 TX 87 | 3* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Awards are based on a look back over the previous year's results.

- Were the business initiatives identified in the prior year implemented in a timely and competent manner?

- Were there any unforeseen obstacles encountered and how well were these managed?

- Were overall business results achieved in a collaborative and sustainable manner?

- What was the degree of stretch in the business plan targets?

Changes to the design and format of this plan are made periodically as market conditions warrant and may occur during a plan year.


ESOP


Currently, the value of the ESOP as a retirement plan far exceeds that of most other retirement plans in existence. It is a long term plan that focuses employees on their contribution to value creation. For the Senior Executives participating in this plan, the portion of the ESOP that exceeds typical retirement plans is considered to be a form of long term compensation. This important component of compensation must be taken into consideration when determining the total rewards associated with a position.

ESOP Supplemental Executive Retirement Plan (SERP)


ESOP SERP A


IRS regulations limit qualified retirement plan contributions for highly compensated employees. This plan provides a "make whole" for qualified retirement benefits lost due to treasury limitations. There is an ESOP SERP A Plan and an ESOP SERP B Plan. Previous participation in the ESOP SERP A plan has been limited to the top leaders in each Business Unit. The ESOP award for each participant will be determined and any "lost benefit" not received from the ESOP due to maximum allocation limitations is calculated for each participant and placed in a phantom share account. The account can only be accessed after separation from service. If an individual is a participant in the ESOP SERP A they should also be a candidate for entry into the Deferred Compensation plan.

Contributions grow in value on the same basis as the qualified plan contributions. Timing and form of payment must be elected in advance. Changes to the design and format of this plan are made periodically as market conditions warrant.


ESOP SERP B


For the ESOP SERP B there is a review each year of potential new participants. The ESOP SERP B plan is not a phantom share account as is the ESOP SERP A plan but is instead a cash account. The cash account will be credited with an annual interest at the Executive Committee's discretion. There is also a specific vesting requirement for the ESOP SERP B plan. The account can only be accessed after separation from service and upon attainment of 55 years of age and 10 years of service.


Long-Term Incentive Plan (LTIP)


Focus is on achievement of critical long-term financial goals, with particular emphasis on the creation of shareholder value. When reviewing business unit value we will look at value growth realized at the annual valuation, as well as dividends from the Business Units and cash invested in the Business Units. Not formulaic, to the extent possible performance and awards should be determined based on individual business unit results.

Participation typically includes the top operational leader in the business unit (President or CEO of a business unit) as well as designated participants considered to be high potentials in the business unit.

Currently, LTIP bonus targets are a percentage of a participant's base salary. The LTIP bonus target percentage varies by participant. Performance is measured over a three-year period and awards vest over the three-year period following the end of the performance period. 50% of the award vests in the year following the performance period and 25% vesting occurs in each of the following two years.

Changes to the design and format of this plan are made periodically in order to respond to changes in the operating environment.


Deferred Compensation Plan


This plan provides a limited number of executives an opportunity to defer any form of cash compensation (base salary, annual Incentive or L-TIP).


82




MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-165 22.3.29.0	ADG chacn0dc		20-Apr-2022 02:46 EST		245446 TX 88	4*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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This core purpose of Deferred Compensation is to increase focus on value creation. Therefore, it is desirable to link the interest credit or growth factor of these deferrals to the value created at SFG. This can be accomplished in a variety of ways such as stock price growth, Return on Investment (ROI), etc. Limitations on upside potential and downside risk are provided in the current plan.

Taxes are deferred until actual receipt of funds. Timing and form of payments must be elected in advance. Currently, both a lump sum and annual installment option are available. Changes to the design and format of this plan are made periodically as market conditions warrant.

Executive Perquisites

Automobile allowances and club memberships are provided where competitive market conditions warrant.

Other Compensation and Benefits

In addition to the compensation and benefits noted, we also offer our employees, including our Named Executive Officers (defined below), a benefits package that includes group health, dental and vision coverage, group life insurance, short and long-term disability coverage and various deferred compensation and retirement benefits.

The programs are reviewed annually to ensure that the benefits offered are beneficial to our employees, cost-effective and are competitive within our industry.

Tax-Qualified Retirement Plans

The following tax-qualified retirement plans are offered to eligible employees, including our Named Executive Officers.

Sammons Enterprises, Inc. 401(k) Plan

Sammons Enterprises, Inc. sponsors the 401(k) Plan, a tax-qualified plan for its eligible employees, including the Named Executive Officers. Eligible employees may contribute to the 401(k) Plan on a before tax or after tax Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual eligible compensation as defined in the plan. Before-tax and Roth 401(k) contributions are subject to contribution limits ($19,500 in 2021) and compensation limits ($290,000 in 2021) imposed by the Internal Revenue Code of 1986, as amended (the "Code"). There is no company match.

Sammons Enterprises, Inc. Employee Stock Ownership Plan ("ESOP"). The ESOP is a plan designed to allow employees of a Sammons Enterprises, Inc. ("Sammons") company that has adopted the ESOP, to accumulate a retirement benefit based on the value of Sammons Stock while an individual is actively employed by a Sammons company. The ESOP enables employees to acquire a retirement benefit based on the value of Sammons Stock without cost to the employee. Employees can use this benefit to increase their income in their retirement years.

83


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| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:49 EST | | 245446 TX 89 | 9* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Summary Compensation Table

The following table is a summary of information regarding the total compensation paid to our Named Executive Officers for the periods indicated.

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock awards ($) (e)	Option awards ($) (f)	Non-equity incentive plan compensation ($) (g)	Change in pension value and nonqualified deferred compensation earnings ($) (h)	All other compensation ($) (i)	Total ($) (j)
Esfandyar E. Dinshaw	2021	946,691	1,907,919				1,581,046	77,942	4,513,598
Chairman & CEO	2020	919,117	2,860,490				2,320,650	86,578	6,186,835
	2019	873,160	856,440				2,304,820	89,051	4,123,471
Robert R. TeKolste	2021	598,559	907,370				686,120	117,032	2,309,081
President-Sammons Institutional Annuity Group	2020	576,439	1,174,607				697,326	60,387	2,508,759
	2019	559,650	1,071,368				627,255	66,609	2,324,882
William L. Lowe	2021	593,201	1,173,220				916,116	87,475	2,770,012
President-Sammons Institutional Group	2020	571,279	1,357,130				219,492	60,296	2,208,197
	2019	552,923	1,190,358				0	70,184	1,813,465
Steven C. Palmitier	2021	685,404	871,160				809,344	129,981	2,495,889
President & Chief Operating Officer	2020	665,441	967,761				1,131,991	57,476	2,822,669
	2019	646,488	950,513				1,093,939	64,464	2,755,404
David C. Attaway	2021	336,632	176,773				0	52,465	565,870
Vice President, Chief Financial Officer & Treasurer	2020	311,250	117,786				0	59,331	488,367
	2019	293,334	133,757				0	16,694	443,785

Security Ownership of Certain Beneficial Owners and Management

SEI indirectly owns 100% of the voting securities of Midland National. SEI's principal executive offices are located at 5949 Sherry Lane Dallas, Texas 75225. SEI is 100% owned by its Employee Stock Ownership Trust (ESOT).

Transactions with Related Persons Promoters and Certain Control Persons (amounts in $1,000's)

OTHER INFORMATION

THE REGISTERED SEPARATE ACCOUNT

Registered Separate Account. The Midland National Life Separate Account C invests your premiums that are allocated to, and Contract Value that is transferred to, the Subaccounts. The Registered Separate Account was established under the insurance laws of the State of South Dakota in March 1991 and is now governed by Iowa law. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.

We are the legal owner of all assets held in the Registered Separate Account and use the assets to support your Contract and other variable annuity Contracts. We may permit charges owed to us to stay in the Registered Separate Account. Thus, we may also participate proportionately in the Registered Separate Account. These accumulated amounts belong to us and we may transfer them from the Registered Separate Account to our General Account. The assets in the Registered Separate Account equal to the reserves and other liabilities of the Registered Separate Account may not be charged with liabilities arising out of our other business. The obligations under the Contracts are our obligations. The income, gains and losses (realized and unrealized) of the Registered Separate Account are credited to or charged against the Registered Separate Account without regard to our other income, gains, or losses. Under certain unlikely circumstances, one Subaccount of the Registered Separate Account may be liable for claims relating to the operations of another Subaccount.


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| MIDLAND NATIONAL LIF | Donnelley Financial | ADGP64RS24 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 90 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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Our Right to Change How We Operate the Registered Separate Account.

We have the right to modify how we operate the Registered Separate Account. In making any changes, we may not seek approval of Owners (unless approval is required by law). We have the right to:

- add Investment Options to, or remove Investment Options from our Registered Separate Account;

- combine two or more Subaccounts;

- withdraw assets relating to our variable annuities from one Subaccount and put them into another. However, if required, we would first seek approval from the Securities and Exchange Commission;

- eliminate an Investment Portfolio's shares and substitute shares of another Investment Portfolio or another open-end, registered investment company. This may happen if the Investment Portfolio's shares are no longer available for investment or, if in our judgment, further investment in the Investment Portfolio is inappropriate in view of the Registered Separate Account's purposes. However, if required, we would first seek approval from the Securities and Exchange Commission and the insurance regulator where the Contract is delivered;

- end the registration of our Registered Separate Account under the Investment Company Act of 1940;

- operate our Registered Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of "interested persons" of Midland under the Investment Company Act of 1940); and

- operate our Registered Separate Account or one or more of the Subaccounts in any other form the law allows, including a form that allows us to make direct investments. In addition, we may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change to any Subaccount, then you will be notified. We may, for example, cause the Subaccount to invest in another mutual fund other than or in addition to the current Investment Portfolios.

If you are enrolled in a dollar cost averaging, automatic rebalancing or a comparable program when an underlying Investment Portfolio merger, substitution or liquidation takes place, unless otherwise noted in a communication from us, your Accumulation Value invested in such Subaccounts will be transferred automatically to the designated surviving Subaccount, in the case of mergers; the replacement Subaccount, in the case of substitutions; and in the Default Account in the case of liquidations. Your DCA or automatic rebalancing enrollment instructions will be automatically updated to reflect the surviving Subaccount, the replacement Subaccount or the Default Account, as the case may be, for any continued and future transfers or premium payments.

If you want to transfer the amount in a Subaccount that is changed as a result of a fund merger, substitution or liquidation, you may do so, without charge, by writing to our Customer Service Center.

THE NON-REGISTERED SEPARATE ACCOUNT

To support our obligations under the Cycle Investments we have established under the Iowa Insurance Law, and hold assets in, the "non-unitized" separate account. The income, gains and losses, realized or unrealized, from assets allocated to the separate account will be credited to or charged against the account, without regard to other income, gains or losses of the Company.

We are the sole owner of the assets of the Non-Registered Separate Account. We may invest and trade the assets of the Non-Registered Separate Account in any manner we choose. The only restrictions on our investments of the assets held in the Non-Registered Separate Account are those set forth by Iowa Insurance Laws. While we plan to invest the assets of the separate Account in a manner that generates a return that approximates the change in the applicable Index, subject to the Cap Rate and Participation Rate, the Floor Rate and Buffer Rate, all benefits payable are determined according to the applicable Cycle Investment Unit Value. The amounts payable under this Contract are determined by the Cycle Investment Unit Value, regardless of the performance of the assets held in the Non-Registered Separate Account. The Contract Owner does not participate in the performance of the assets held in the separate account.

We may, subject to applicable state law, transfer all assets allocated to the Non-Registered Separate Account to our General Account.

The separate account is not required to be registered, and is not registered, as an investment company under the Investment Company Act of 1940.

Our current plan is to invest Non-Registered Separate Account assets in fixed-income obligations, including but not limited to corporate bonds, mortgage-backed and asset-backed securities, government and agency issues and derivative contracts including but



MIDLAND NATIONAL LIF	Donnelley Financial	ADGP64RS24 22.2.7.0	ADG pf_rend		10-Feb-2022 08:34 EST		245446 TX 91	4*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

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not limited to option contracts. We may also invest in interest rate swaps. Although the above generally describes our plan for investing the assets supporting our obligations under the Cycle Investments, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.

No Contract Owner participates in the investment results of any assets we hold in relation to the Cycle Investments.

While we hold assets in the Non-Registered Separate Account we have established under the Iowa Insurance Law to support our obligations under Cycle Investments, the Cycle Investments are General Account obligations.

MODIFICATION TO THE CONTRACT

Upon notice to you, we may modify the Contract to:

    (a)   permit the Contract or the Separate Accounts to comply with any applicable law or regulation issued by a government agency;

    (b)   assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity Contracts;

    (c)   reflect a change in the operation of the Separate Accounts; or

    (d)   provide additional Investment Options.

In the event of such modifications, we will make an appropriate endorsement to the Contract.



| **MIDLAND NATIONAL LIF** | Donnelley Financial | ADGP64RS24 22.2.7.0 | ADG pf_rend | 10-Feb-2022 08:34 EST | | 245446 TX 92 | 4* |
| **MIDLAND ADVISORY RIL** | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

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ADMINISTRATIVE PROCEDURES

If you have any questions about your Contract or need to make changes, then contact your Advisor, or contact us at our Customer Service Center:

> P.O. Box 9261
> Des Moines, IA 50306-9261 (Regular Mail)
> 8300 Mills Civic Parkway
> West Des Moines, IA 50266-3833 (Overnight Delivery)
> Phone : (866) 747-3421 (toll-free)
> Fax : (866) 511-7038 (toll-free)

You currently may send correspondence and transaction requests to us at the above Customer Service Center address or by facsimile or telephone at the numbers listed above. Our service representatives are available between the hours of 7:30 a.m. and 5:00 p.m. Monday through Friday (Central Time), excluding holidays and any day the New York Stock Exchange is not open. Any requests for partial withdrawals, transfers, and surrenders sent to another number or address may not be considered received at our Customer Service Center and will not receive that day's price. The procedures we follow for facsimile requests include a written confirmation sent directly to you and your Advisor following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. We may revoke facsimile, internet and telephone transaction privileges at any time for some or all Owners.

The procedures we follow for transactions initiated by telephone may include requirements that callers identify themselves and the Owner by name, social security number, date of birth of the Annuitant or an Owner, or other identifying information. We disclaim any liability for losses resulting from unauthorized or allegedly unauthorized facsimile, internet or telephone requests that we believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others), internet or telephone (possible falsification of Owner identity) when the original signed request is not sent to our Customer Service Center. You bear those risks.

Facsimile, internet, and telephone correspondence and transaction requests may not always be available. Facsimile, internet, and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should mail your correspondence and transaction request to our **Customer Service Center**.

Change of Address Notification. To protect you from fraud and theft, we may verify any changes in address you request by sending a confirmation of the change to both your old and new addresses. We may also call you to verify the change of address.

LEGAL PROCEEDINGS

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Registered Separate Account, on the ability of Sammons Financial Network, LLC ("Sammons Financial Network") to perform under its distribution agreement, or on the ability of the Company to meet its obligations under the contract.

DISTRIBUTION OF THE CONTRACT

We have entered into a distribution agreement with our affiliate, Sammons Financial Network for the distribution and sale of the Contracts. Sammons Financial Network is a Delaware limited liability company and its principal office is located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Sammons Financial Network is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company.

We pay compensation to Sammons Financial Network based on sales of the Contract up to 1.50% of the amount invested. Sammons Financial Network, in turn, may pay up to that full amount to affiliated and/or unaffiliated selling broker-dealers and other financial intermediaries with whom it has selling or other agreements. Sammons Financial Network may pay additional compensation in recognition of certain expenses that may be incurred by them or on their behalf. Sammons Financial Network may also pay certain broker-dealers or other financial intermediaries' compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such marketing allowance payments are made may include, but are not limited to, the preferred placement of Midland National, its affiliates services and products, including but not limited to placing the Contract on a company and/or selling broker-dealer product list; sales personnel training; product training; business reporting;



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-046 22.2.1.0 | ADG singp1dc | | 10-Feb-2022 08:41 EST | | 245446 TX 93 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

technological support; due diligence and related costs; advertising, marketing and related services; conferences; and/or other support services, including some that may benefit the Contract Owners. Marketing allowance payments may be based on the amount of assets or purchase payments attributable to Contracts sold through a selling broker-dealer or such payments may be a fixed amount. Sammons Financial Network may also make fixed marketing allowance payments to selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product, including training and education. These payments may serve as an incentive for selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of selling broker-dealers to promote the sale of our and our affiliates' products and services Sammons Financial Network may increase the sales compensation paid to the selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and compensation enhancements are made out of Sammons Financial Network's assets. Not all selling broker-dealers receive marketing allowance payments or compensation enhancements.

In addition, Sammons Financial Network may offer sales incentive programs to financial professionals who meet specified total production levels for the sale of both affiliated and unaffiliated products which provide cash and non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise.

The amount and structure of the foregoing compensation arrangements create potential conflicts of interest for the recipient insofar as they create financial incentives that may influence the recipient selling broker-dealer or financial professional to present this Contract over other investment alternatives. Selling broker-dealers are expected to disclose and eliminate or mitigate such conflicts in accordance with applicable regulatory requirements.

We do not pay commissions to financial intermediaries (i.e., Advisors) who receive Advisory Fees from Contract Owners. Your Advisor receives compensation in connection with the Contract in the form of those Advisory Fees.

Although we take all of our costs into account in establishing the level of fees and expenses in our products, any compensation paid by us to Sammons Financial Network will not result in any separate charge under the Contract. All payments made will be in compliance with all applicable FINRA rules and other laws and regulations.

PORTFOLIO VOTING RIGHTS

We invest the assets of our Registered Separate Account in shares of the Investment Portfolios. Midland National is the legal Owner of the shares and has the right to vote on certain matters. Among other things, we may vote:

- to elect the Funds' or Trust's Board of Directors/Trustees,

- to ratify the selection of independent auditors for the Investment Portfolios,

- on any other matters described in the Investment Portfolios' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

- in some cases, to change the investment objectives and Contracts.

Even though we own the shares, we may give you the opportunity to tell us how to vote the number of shares that are allocated to your Contract. If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Investment Portfolio in our own right or to restrict Owner voting, then we may do so.

Fund companies determine if and how often shareholder meetings are held. As we receive notice of these meetings, we will ask for your voting instructions. The Investment Portfolios are not required to and generally do not hold a meeting in any given year.

If we do not receive instructions in time from all Owners, then we currently intend to vote those shares in the same proportion as we vote shares for which we have received instructions in that Investment Portfolio. We currently intend to vote any Investment Portfolio shares that we and our affiliates alone are entitled to vote in the same proportions that Owners vote. The effect of this proportional voting is that a small number of Owners may control the outcome of a vote.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Investment Portfolios in which your Accumulation Value has been invested. We determine your voting shares in each Investment Option by dividing the amount of your Accumulation Value allocated to that Subaccount by the net asset value of one share of the corresponding Investment Portfolio. This is determined as of the record date set by the Fund's/Trust's Board of Directors/Trustees for the shareholders meeting.


200FGVg%=$9iSH2f0

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:52 EST | | 245446 TX 94 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

If you have a voting interest, then we will provide you proxy material and a form for giving us voting instructions. In certain cases, we may disregard instructions relating to changes in the Investment Portfolio's adviser or the investment adviser Contracts of the portfolios.

Voting Privileges of Participants in Other Companies

Other insurance companies own shares in the Investment Portfolios to support their variable life insurance and variable annuity products. We do not foresee any disadvantage to this. Nevertheless, each Fund's/Trust's Board of Directors/Trustees will monitor events to identify conflicts that may arise and determine appropriate action. If we disagree with any Investment Portfolio action, then we will see that appropriate action is taken to protect our Owners. If we ever believe that any of the Investment Portfolios are so large as to materially impair its investment performance, then we will consider exercising our right to remove or close the investing Subaccount.

Suitability of the Contract

Because of the fees and expenses and possible loss of principal and earnings from prior periods, the Contracts are not appropriate for short-term investment. In addition, Non-Qualified Contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as 401(k) plans. The tax-deferred feature of the Contract is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the lifetime annuity payments make the Contract appropriate for their purposes. Before purchasing a Contract, you should obtain competent tax advice and financial advice both as to the tax treatment of the Contract and the suitability of the investment for your particular situation.

This Contract is not designed for resale or speculation, arbitrage, viatical settlements or any type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market. By purchasing this Contract, you represent and warrant that you are not purchasing or intending to use this Contract, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.

Other Products

We may offer other variable annuity contracts through our Registered Separate Account that also invest in some of the same portfolios. These annuity contracts may have different charges and may offer different benefits. We encourage you to carefully consider the costs and benefits of the Contract to ensure that it is consistent with your personal investment goals and needs. To obtain more information about these annuity contracts, contact your Advisor, or call us at (866) 747-3421.

Electronic Delivery

You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you. You may elect to discontinue e-Delivery at any time and may also request paper copies of any documents by contacting our Customer Service Center. You may obtain more information and assistance at https://www.midlandnational.com/midlandadvisory or by writing us at our mailing address P.O. Box 9261 Des Moines, IA 50306-9261 or by telephone at (866) 747-3421.

Reports to Owners

We send you a quarterly report within 31 days after the end of each calendar quarter showing the Contract Value, Surrender Value, and the Death Benefit as of the end of the Calendar Quarter. The report will also show the allocation of your Contract Value and reflects amounts deducted since the last report.

Confirmation notices will be sent to you and your Advisor for premiums, partial withdrawals, surrenders, transfers of amounts between Investment Options and certain other financial transactions within 5 Business Days of processing.

You should promptly notify our Customer Service Center of any errors or discrepancies. We will review and correct any errors.

Unless you specifically request paper copies, we will make semi-annual reports with financial information on the portfolios available on a website. Each time a report is posted, we will send you a notice that includes a link to the report.


200FGVg%=Cu405x

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 04:15 EST | | 245446 TX 95 | 8* |
| MIDLAND ADVISORY RIL | None | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 2

Assigning Your Contract

In general, you may assign your rights in a Non-Qualified Contract, however, we reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the state insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. You must send a copy of the assignment to our Customer Service Center. The assignment does not take effect until we accept and approve it. We are not responsible for the validity of the assignment or for any payment we make or any action we take before we record notice of the assignment. An absolute assignment is a change of Ownership. There may be tax consequences.

This Contract is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market.

Exemption from Exchange Act Reporting

We are relying on the exemption provided by Rule 12h-7 under the 1934 Act. In reliance on that exemption, we do not file periodic and current reports that we would be otherwise required to file pursuant to Section 15(d) of the 1934 Act.

Payment of Contract Proceeds

We will generally pay any Death Benefits, withdrawals, or surrenders within seven days after receiving the required form(s) in Good Order at our Customer Service Center.

We may delay payment or transfers for one or more of the following reasons:

- We cannot determine the amount of the payment,

- the New York Stock Exchange is closed,

- trading in securities has been restricted by the SEC,

- an emergency exists or if for any reason it is not reasonably practicable to dispose of or fairly value the securities held in an Investment Option,

- The SEC by order permits us to delay payment to protect our Owners, or

- Your premium check(s) have not cleared your bank.

If, pursuant to SEC rules, any Investment Portfolio suspends payment of redemption proceeds including, in the case of a money market fund Subaccount (which is the Subaccount used as the Default Account), in connection with liquidation of the underlying portfolio or as a result of portfolio liquidity levels then we will delay payment of any transfer (including a transfer under a DCA program), partial withdrawal, surrender, or Death Benefit from the corresponding Subaccount until the suspension of redemptions is lifted or the portfolio pays redemption proceeds.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or "freeze" an Owner's account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or Death Benefits, make transfers, or continue making annuity payments. If a Contract or Investment Option is frozen, the applicable Contract Value would be moved to a special segregated interest bearing account and held in that account until we receive instructions from the appropriate federal regulator. We may also be required to provide information about you and your Contract to the government agencies and departments.

APPENDIX A –INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT

The following is a list of the portfolios currently available under the Contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which can be amended from time to time and can be found online at https://www.midlandnational.com/midlandadvisory. You can also request this information at no cost by calling 866-747-3421 or sending an email request to SecuritiesPI@sfgmembers.com.

The current expenses and performance information below reflects fees and expenses of the Investment Portfolios, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each investment portfolio's past performance is not necessarily an indication of future performance.

Type/Investment Objective	Portfolio Company and Advisor/ Subadvisor	Current Expenses	Average Annual Total Returns (as of 12/31/21)		
			1-Year Return	5-Year Returns	10-Year Return
US Insurance Allocation—50% to 70% Equity	American Funds IS® Asset Allocation 4				
	Capital Research and Management Company	0.80	14.84	11.43	11.12
US Insurance Fund World Large-Stock Growth	American Funds IS® Global Growth 4				
	Capital Research and Management Company	1.06	16.14	19.40	15.44



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 04:15 EST | | 245446 TX 95 | 8* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 2 of 2

US Insurance Large Growth	Fidelity® VIP Growth Opportunities Svc 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited;Fidelity Management & Research (HK) Ltd;	0.89	11.68	31.77	22.64
US Insurance Short-Term Bond	Lord Abbett Series Short Duration Inc VC Lord, Abbett & Co LLC	0.86	0.63	2.42	
US Insurance Inflation-Protected Bond	PIMCO VIT Real Return Adv Pacific Investment Management Company, LLC	0.94	5.48	5.23	2.95
US Insurance Ultrashort Bond	PIMCO VIT Short-Term Adv Pacific Investment Management Company, LLC	0.72	-0.16	1.68	1.54
US Fund Money Market - Taxable	Fidelity® VIP Government Money Mkt Svc 2[1] Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.49	0.01	0.77	0.39


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-LPF-165 22.3.29.0 | ADG chacn0dc | **20-Apr-2022 03:32 EST** | | **245446 TX 96** | 8* |
| **MIDLAND ADVISORY RIL** | None | | CHW | **19-Apr-2022 20:46 EST** | **MRKD** | **HMS ESS** | 0C |

Page 1 of 1

◄

1   The Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount operates as the Default Account and is not available for direct investment.

APPENDIX B – STATE VARIATIONS

The prospectus provides a general description of the Contract, but your state of issue may provide different features from those described in the body of the prospectus. As of the date of this prospectus, there are no material state variations. Several states are still pending approval.

APPENDIX C – CYCLE INVESTMENT UNIT VALUE EXAMPLES

For each active Cycle Investment, the Cycle Investment Unit Value will be calculated on each Cycle Business Day based on each (A) Cycle Investment's Fair Value as determined by the Fair Value Calculation Agent; (B) the number of Cycle Investment units held; and (C) the Floor Rate or Buffer Rate applicable to the Cycle Investment.



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-119 22.3.29.0	ADG chacn0dc	20-Apr-2022 02:08 EST		245446 TX 97	5*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

FOR CYCLE INVESTMENTS WITH A FLOOR RATE AND A CAP RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(A)   The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

The Fair Value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units

and

(B)   The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The maximum Cycle Investment Unit Value is adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value } × {1 + (Cap Rate) × [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}. This is the maximum that the Cycle Investment Unit Value can be prior to the Cycle End Date.

Example 1: A Cycle Investment that is 150 days since the Cycle Start Date, has a 3 year Cycle Term, a 20% Cap Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(A) The Fair Value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The initial unit value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} × {1 + (Cap Rate) × [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 × {1+ 20% × (150/(365 × 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.50, $10.27} = $10.27.

Example 2: A Cycle Investment that is 150 days since the Start Date, has a 3 year Cycle Term, a 20% Cap Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(A) The Fair Value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} × {1 + (Cap Rate) × [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 × {1+ 20% × (150/(365 × 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.27} = $9.00.

During the Cycle Term prior to the Cycle End Date, no Floor Rate or Buffer Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by Floor Rate or Buffer Rate protection. This means that you could lose all of your principal invested in a Cycle, if you take a withdrawal prior to the Cycle End Date.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.

- (A)   The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

- (B)   The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Units prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

- (C)   Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) × (Cycle Investment Unit Value at the time of the Withdrawal).



200FGVg%=$8YP!V5.

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:10 EST | | 245446 TX 98 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

    (A)   The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

    (B)   The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

    (C)   The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) × (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 × $10 = $90,000.

Example 2: A -10% Floor Cycle that had an initial Cycle Investment of $100,000, takes a withdrawal prior to the Cycle End Date. The current Cycle Investment Unit Value is $7.00 (note: if the Floor Rate applied prior to the Cycle End Date, the Cycle Investment Unit Value would be $9.00 = $10 * (1 + Cycle Floor Rate)) and current number of Cycle Investment Units of 10,000 has a withdrawal of $7,000.

    (A)   The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $7,000 / $7.00 = 1,000.

    (B)   The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

    (C)   The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) × (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 × $7 = $63,000.

On the Cycle End Date

The Cycle End Date Unit Value will equal the Cycle Investment Unit Value on the Cycle End Date subject to being no greater than the Cycle End Date Unit Value Cap (See D below) and being no less than the Cycle End Date Unit Value Floor (see E below).

(A)   Initial Cycle Investment Unit Value:

    1.   The Initial Cycle Investment Unit Value = $10

(B)   Change in the Index Value

The Change in the Index Value equals:

    1.   The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Start Date, divided by.

    2.   The last reported Value of the Index on the Start Date.

(C)   Cycle End Date Initial Unit Value

The Cycle End Date's initial Unit Value equals:

    1.   The Initial Cycle Investment Unit Value multiplied by

    2.   One plus the Change in Index Value, computed as set forth in (B) above.

(D)   Cycle End Date Unit Value Cap

The Cycle End Date's Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by (one plus the Cap Rate.)

93


200FGVg%=$8bh2y5

MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-119 22.3.29.0	ADG chacn0dc		20-Apr-2022 02:12 EST		245446 TX 99	5*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

(E)   Cycle End Date unit value Floor

The Cycle End Date's unit value Floor equals the Initial Cycle Investment Unit Value multiplied by (one plus the Floor Rate).

(F)   Maturity unit value

Cycle Investment Unit Cycle Investment Value is the greater of (i) (E) ; or (ii) the lesser of (C) and (D).

Example 1: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,500, Index Value on the Cycle Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00
(B) Change in Index Value = (1,500 – 1,000)/1,000 = 50%
(C) Cycle End Date Initial Unit Value = $10 × (1+50%) = $15.00
(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00
(E) Cycle End Date Unit Value Floor = $10 × (1+ -10%) = $9.00

Cycle Investment Unit Value = (C) subject to being no greater than (D) and no less than (E) = Max {$9.00 and Min($15.00, $12.00)} = $12.00

Example 2: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00
(B) Change in Index Value = (800 – 1,000)/1,000 = -20%
(C) Cycle End Date initial Unit Value = $10 × (1+-20%) = $8.00
(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00
(E) Cycle End Date Unit Value Floor = $10 × (1+ -10%) = $9.00

Cycle Investment Unit Value = (C) subject to being no greater than (D) and no less than (E) = Max{$9.00 and Min($8.00, $12.00)} = $9.00

Example 3: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00
(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10%
(C) Cycle End Date initial Unit Value = $10 × (1+10%) = $11.00
(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00
(E) Cycle End Date Unit Value Floor = $10 × (1+ -10%) = $9.00

Cycle Investment Unit Value = (C) subject to being no greater than (D) and no less than (E) = Max{$9.00 and Min($11.00 , $12.00)} = $11.00

The value of investment in a Cycle Investment on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) × (Cycle Investment Unit Value on the Cycle End Date).

Example 1: A Cycle on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Units of 10,000. The value of the investments in the Cycle on the Cycle End Date is $12.31 × 10,000 = $123,100.

FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND A CAP RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(A)   The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

The Fair Value per Cycle Units outstanding = Fair Value / number of Units



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-119 22.3.29.0	ADG chacn0dc	20-Apr-2022 02:16 EST		245446 TX 100	6*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 2

and

(B)   The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The maximum Cycle Investment Unit Value is adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value } × {1 + (Cap Rate) × [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]}. This is the maximum that the Cycle Investment Unit Value can be prior to the Cycle End Date

Example 1: A Cycle Investment that is 150 days since the Cycle Start Date, has a one year Cycle Term, a 20% Cap Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} × {1 + (Cap Rate) × (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 × {1+ 20% × (150/365)} = $10.82. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.50, $10.82} = $10.82

Example 2: A Cycle Investment that is 150 days since the Start Date, has a one year Cycle Term, a 20% Cap Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} × {1 + (Cap Rate) × [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}= $10 × {1+ 20% × (150/365)} = $10.82. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.82} = $9.00

During the Cycle Term prior to the Cycle End Date, no Buffer Rate or Floor Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by the Buffer Rate or Floor Rate protection.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.

(A)   The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

(B)   The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Unit prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

(C)   Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) * (Cycle Investment Unit Value at the time of the Withdrawal).

Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

(A)   The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

(B)   The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)   The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) * (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 * $10 = $90,000.

Example 2: A -10% Buffer Cycle that had an initial Cycle Investment of $100,000, takes a withdrawal prior to the Cycle End Date. The current Cycle Investment Unit Value is $7.00 (note: if the Buffer Rate applied prior to the Cycle End Date, the Cycle Investment Unit Value would be $8.00 = $10 * (30% + Buffer Rate)) and current number of Cycle Investment Units of 10,000 has a withdrawal of $7,000.

(A)   The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $7,000 / $7.00 = 1,000.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:16 EST | | 245446 TX 100 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 2 of 2

(B)   The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)   The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) × (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 × \$7 = \$63,000.

On the Cycle End Date

The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to being no greater than the Cycle End Date Unit Value Cap (See D below) and for losses that occur in excess of the Cycle End Date Unit Value Buffer (see E below).

(A)   Initial Cycle Investment Unit Value:

1.   The Initial Cycle Investment Unit Value = \$10


200FGVg%=$8xx4ef2

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:22 EST | | 245446 TX 101 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 2

(B)   Change in the Index Value:

The Change in the Index Value equals:

1.   The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.

2.   The last reported Value of the Index on the Cycle Start Date.

(C)   Cycle End Date initial Unit Value

The Cycle End Date's initial Unit Value equals:

1.   The Initial Unit Value multiplied by

2.   One plus the Change in Index Value, computed as set forth in (B) above.

(D)   Cycle End Date Unit Value Cap

The Cycle End Date's Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by one plus the Cap Rate.

(E)   Cycle End Date Unit Value Buffer

If the Change in Index Value, as computed in (B) above, is greater than or equal to the Buffer Rate (i.e., is not a loss greater than the Buffer Rate) then the Cycle's End Date Unit Value Buffer equals the Initial Unit Value. If the Change in the Index Value, as computed in (B) above, is less than the Buffer Rate (i.e., is a loss greater than the Buffer Rate) then the Cycle's End Date Unit Value Buffer equals the Initial Unit Value multiplied by one plus the quantity of the Change in Index Value minus the Buffer Rate.

(F)   Maturity unit value,

Cycle Investment Unit Value is the greater of (i) (E); or (ii) the lesser of (C) and (D).

Example 1: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00
(B) Change in Index Value = (950 – 1,000)/1,000 = -5.0%
(C) Cycle End Date initial Unit Value = $10 × (1+-5.0%) = $9.50
(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00
(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of -5.0% is greater than Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is the Initial Unit Value of $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$9.50 , $12.00}, which is $10.00.

Example 2: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00
(B) Change in Index Value = (800 – 1,000)/1,000 = -20.0%
(C) Cycle End Date Initial Unit Value = $10 × (1+-20.0%) = $8.00
(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $9.00; since the Change in Index Value of -20.0% is less than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10 * (1 + -20% --10%) = $9.00.

Cycle Investment Unit Value = Greater of $9.00 versus Min{$8.00 , $12.00}, which is $9.00.

Example 3: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00
(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%
(C) Cycle End Date Initial Unit Value = $10 × (1+10.0%) = $11.00
(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00
(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 10% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$11.00 , $12.00}, which is $11.00.





MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-119 22.3.29.0	ADG chacn0dc	20-Apr-2022 02:29 EST		245446 TX 102	7*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

Example 4: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,500, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00
(B) Change in Index Value = (1,500 – 1,000)/1,000 = 50.0%
(C) Cycle End Date Initial Unit Value = $10 × (1+50.0%) = $15.00
(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00
(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 50% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$15.00, $12.00}, which is $12.00.

The value of investment in a Cycle Investment on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) * (Cycle Investment Unit Value on the Cycle End Date).

Example 1: A Cycle Investment on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Cycle Investment Units of 10,000 the value of the investments in the Cycle Investment on the Cycle End Date is $12.31 * 10,000 = $123,100.

FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND A PARTICIPATION RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below, if the Index Gains since Cycle Start Date is greater than or equal to zero. Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value is equal to (A) below, if the Index Gains since the Cycle Start Date is less than zero:

(A) The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the

Fair Value / number of Cycle Investment Units

and

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate

Each Cycle Business Day prior to Cycle End Date, the maximum Cycle Investment Unit Value will be calculated as follows:

{Initial Cycle Investment Unit Value} × {1 + (Participation Rate) × (Proportional Participation Rate)}

The percentage gain in the Cycle Investment Unit Value is determined by applying the Participation Rate to the Proportional Participation Rate, which is the Index gain multiplied by the amount of time that has elapsed since the Cycle Start Date divided by the Cycle Term. The Proportional Participation Rate reduces the Index gain in proportion to the amount of time that has elapsed since the Cycle Start Date versus the Cycle Term.

Proportional Participation Rate = (Index gain) × [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]

The Index gain is the difference between the last reported value of the Index on the Cycle Business Day and the last reported value of the Index on the Cycle Start Date, divided by the last reported value of the Index on the Cycle Start Date.

Index gain = [(Index Value on Cycle Business Day – Index Value on Cycle Start Date)] / (Index Value on Cycle Start Date)

Example 1: A Cycle Investment that is 150 days since the Cycle Start Date where the Index has a gain of 40% has a 1-year Cycle Term, an 80% Participation Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} × {1 + (Participation Rate) × Index Gain* (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 × {1+ 80% × 40% (150/365)} = $11.32. This is the maximum that the Cycle Investment Unit Value can be.


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | | 20-Apr-2022 04:01 EST | | 245446 TX 103 | 8* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.50, $11.32} = $11.32

Example 2: A Cycle Investment that is 150 days since the Start Date where the Index has a loss of 20% has a 1-year Cycle Term, an 80% Participation Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example since the Index gain from the Cycle Start Date is negative.

Cycle Investment Unit Value in this example equals the Fair Value per Cycle Units outstanding calculated in (A) above, which is $9.00, since the change in the Index value is negative, so the Proportional Participation Rate is not applicable.

During the Cycle Term prior to the Cycle End Date, no Buffer Rate or Floor Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by the Buffer Rate or Floor Rate protection.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.

(A) The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

(B) The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Unit prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

(C) Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) * (Cycle Investment Unit Value at the time of the Withdrawal).

Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

(A) The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

(B) The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C) The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) * (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 * $10 = $90,000.

On the Cycle End Date

The Cycle End Date Unit Value will be determined with reference to the Participation Rate (See C below) if there is Index gain and will equal the Initial Unit Value subject to losses that occur in excess of the Cycle End Date Unit Value Buffer (see D below) if there is Index loss.

(A) Initial Cycle Investment Unit Value:

    1. The Initial Cycle Investment Unit Value = $10

(B) Change in the Index Value:

    The Change in the Index Value equals:

    1. The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.

    2. The last reported Value of the Index on the Cycle Start Date.

(C) Maturity unit value – Index Gain

    If the Change in Index Value, computed as set forth in (B) above is greater than or equal to zero, the Cycle End Date's Unit Value equals:

    1. The Initial Unit Value multiplied by

    2. One plus



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:36 EST | | 245446 TX 104 | 9* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

3.   The Change in Index Value, computed as set forth in (B) above, multiplied by the Participation Rate.

(D)   Cycle End Date Unit Value Buffer

If the Change in Index Value, as computed in (B) above, is greater than or equal to the Buffer Rate (i.e., is not a loss greater than the Buffer Rate) then the Cycle's End Date Unit Value Buffer equals the Initial Unit Value. If the Change in the Index Value, as computed in (B) above, is less than the Buffer Rate (i.e., is a loss greater than the Buffer Rate) then the Cycle's End Date Unit Value Buffer equals the Initial Unit Value multiplied by one plus the quantity of the Change in Index Value minus the Buffer Rate.

(E)   Maturity unit value – Index Loss

If the Change in Index Value is less than zero, the Cycle End Date's Unit Value is subject to (D).

Example 1: A Cycle Investment matures, the Participation Rate is 80%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00
(B) Change in Index Value = (950 – 1,000)/1,000 = -5.0%
(C) Is not applicable in this example because the Change in Index Value, computed in (B) above, is less than 0
(D) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of -5.0% is greater than Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is the Initial Unit Value of $10.00.

Cycle Investment Unit Value = Cycle End Date Unit Value Buffer computed as set forth in (D) above, which is $10.00.

Example 2: A Cycle Investment matures, the Participation Rate is 80%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00
(B) Change in Index Value = (800 – 1,000)/1,000 = -20.0%
(C) Is not applicable in this example because the Change in Index Value, computed in (B) above, is less than 0

(D) Cycle End Date Unit Value Buffer = $9.00; since the Change in Index Value of -20.0% is less than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10 * (1 + -20% - - 10%) = $9.00.

Cycle Investment Unit Value = Cycle End Date Unit Value Buffer computed as set forth in (D) above, which is $9.00.

Example 3: A Cycle Investment matures, the Participation Rate is 80%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00
(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%
(C) Cycle End Date Unit Value = $10 × (1+80%*10.0%) = $10.80
(D) Is not applicable in this example because the Change in Index Value computed in (B) above is greater than 0

Cycle Investment Unit Value =$10.80 as computed in (C), since the Change in Index Value, as computed in (B) above, is greater than 0.

The value of investment in a Cycle on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) * (Cycle Investment Unit Value on the Cycle End Date).

Example 1: A Cycle Investment on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Cycle Investment Units of 10,000 the value of the investments in the Cycle Investment on the Cycle End Date is $12.31 * 10,000 = $123,100.

CYCLE INVESTMENT

The Contract Holder's Cycle Investment on any Cycle Business Day is the number of Cycle Investment Units credited to the Contract Holder multiplied by the day's Cycle Investment Unit Value.

Example 1: On a Cycle Start Date a Contract Holder invests $100,000 in a Cycle Investment. The Initial Cycle Investment Unit Value is $10. After 6 months, the Cycle Investment Unit Value of the Cycle Investment is $13.00.

(A)   Number of Cycle Investment Units = $100,000/10 = 10,000 Cycle Investment Units


200FGVg%=Y3y1hcfj

| MIDLAND NATIONAL LIF | Donnelley Financial | ADGP64RS36 22.2.7.0 | ADG pf_rend | | 10-Feb-2022 08:34 EST | | 245446 TX 105 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

(B)   Cycle Investment after 6 months = 10,000 × $13.00 = $130,000

Example 2: On a Cycle Start Date a Contract Holder invests $90,000 in a Cycle Investment. The Initial Cycle Investment Unit Value is $10. After 3 months, the Cycle Investment Unit Value of the Cycle Investment is $8.50.

(A)   Number of Cycle Investment Units = $90,000/10 = 9,000 Cycle Investment Units

(B)   Cycle Investment after 3 months = 9,000 × $8.50 = $76,500

Example 3: On a Cycle Start Date a Contract Holder invests $250,000 in a Cycle Investment. The Initial Cycle Investment Unit Value is $10. After 10 months, the Cycle Investment Unit Value of the Cycle Investment is $12.00.

(A)   Number of Cycle Investment Units = $250,000/10 = 25,000 Cycle Investment Units

(B)   Cycle Investment after 10 months = 25,000 × $12.00 = $300,000

APPENDIX D – INDEX DISCLAIMERS

The Cycle Investments track certain Securities Indices that are published by third parties. Midland National uses these Securities Indices under license from the Indices' respective publishers. The following information about the Indices is included in this Prospectus in accordance with Midland National's license agreements with the publishers of the Indices:

THE STANDARD & POOR'S 500® COMPOSITE STOCK PRICE INDEX

This Index does not include dividends paid by the underlying companies.

The "S&P 500®" is a product of S&P Indices LLC or its affiliates ("SPDJI") and has been licensed for use by Midland National Life Insurance Company ("Midland National" or "the Company"). Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by the Company. The Product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, or any of their respective affiliates (collectively, "S&P Indices"). S&P Indices does not make any representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in this Product particularly or the ability of these Indices to track general market performance. S&P Indices only relationship to Midland National with respect to these Indices is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Indices without regard to Midland National or the Product. S&P Indices has no obligation to take the needs of the Company or the owners of this Product into consideration in determining, composing or calculating these Indices. S&P Indices is not responsible for and have not participated in the determination of the prices, and amount of the Product or the timing of the issuance or sale of this Product or in the determination or calculation of the equation by which the Product is to be converted into cash, surrendered or redeemed, as the case may be. S&P Indices has no obligation or liability in connection with the administration, marketing or trading of the Product. There is no assurance that investment products based on these Indices will accurately track index performance or provide positive investment returns. S&P Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THESE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY MIDLAND NATIONAL, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR AGREEMENTS BETWEEN S&P INDICES AND THE COMPANY, OTHER THAN THE LICENSORS OF S&P INDICES



| MIDLAND NATIONAL LIF | Donnelley Financial | ADGP64RS36 22.2.7.0 | ADG pf_rend | 10-Feb-2022 08:34 EST | | 245446 TX 106 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

The Russell 2000 Price Return Index®

The Russell 2000 Price Return Index® is a trademark of Frank Russell Company ("Russell") and has been licensed for use by Midland National Life Insurance Company ("Midland National" or "the Company"). Midland National products are not in any way sponsored, endorsed, sold or promoted by Russell or London Stock Exchange Group companies ("LSEG") (together the "Licensor Parties") and none of the Licensor Parties make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either to (i) the results to be obtained from the use of the Index (upon which the Midland National product is based), (ii) the figure at which the Index is said to stand at any particular time on any particular day or otherwise, or Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the Index to the Company or to its clients. The Index is calculated by Russell or its agent. None of the Licensor Parties shall be (a) liable (whether in negligence or otherwise) to any person for any error in the Index or (b) under any obligation to advise any person of any error therein.

MSCI EAFE Price Return Index

MSCI EAFE Price Return Index is an unmanaged index that measures the equity market performance of 22 developed market country indices located in Europe, Australasia, and the Far East. It is not available for direct investment. The Product referred to herein is not sponsored, endorsed or promoted by MSCI, and MSCI bears no liability with respect to any such Product or any index on which such Product is based. The Prospectus contains a more detailed description of the limited relationship MSCI has with Midland National Life Insurance Company and any related funds.

APPENDIX E – FAIR VALUE FORMULAS

We compute the Cycle Investment Unit Value using the Fair Value.

For Cycle Investments with a Cap Rate Crediting Type. The Cycle Business Day's Cycle Investment Unit Value will equal the Fair Value per Cycle Values outstanding (see A Below) subject to the maximum Cycle Investment Unit Value, which is determined with reference to the Proportional Cap Rate (see B below).

    A.   Cycle Business Day Fair Value per Cycle Units outstanding

        The Cycle Business Day Fair Value per Cycle Units outstanding equals the Cycle's Fair Value divided by the total number of Cycle Investment Units outstanding, each as of that day.

    B.   Cycle Business Day maximum Cycle Investment Unit Value, which is determined with reference to the Proportional Cap Rate

        If the Cycle Business Day Fair Value per Cycle Units outstanding is greater than the Initial Cycle Investment Unit Value (i.e., $10.00), we determine the Cycle Business Day maximum Cycle Investment Unit Value with reference to the Proportional Cap Rate. The Cycle Business Day maximum Cycle Investment Unit Value equals: (i) the Initial Cycle Investment Unit Value multiplied by (ii) one plus the Proportional Cap Rate. The Proportional Cap Rate is equal to the (i) the Cap Rate multiplied by (ii) the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term.

The Floor Rate and the Buffer Rate do not apply during the Cycle Term prior to the Cycle End Date. Thus, there is no protection against any decrease in value of the Cycle Investment for withdrawals during the Cycle Term prior to the Cycle End Date.

On the Cycle End Date. For each Cycle Investment, we determine the Cycle Investment Unit Value on its Cycle End Date based on the change in the Index Value (see A below), the Cap Rate, and the Floor Rate or the Buffer Rate, as applicable. As of the Cycle End Date, we compute the Cycle End Date Initial Unit Value (see B below). The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to the Cycle End Date Unit Value Cap (see C below) and the Cycle End Date Unit Value Floor for Cycles Investments with Floor Rates (see D below) and the Cycle End Date Unit Value Cap (see C below) and the Buffer Rate (see E below) for Cycle Investments with Buffer Rates (see E below),

    A.   Change in the Index Value

        The change in Index Value equals:

        1)   The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:37 EST | | 245446 TX 107 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

    2)   The last reported value of the Index on the Cycle Start Date.

B.   Cycle End Date Initial Unit Value

The Cycle End Date's initial Unit Value equals:

    1)   The initial Unit Value multiplied by

    2)   One plus the Change in Index Value, computed as set forth in A above.

C.   Cycle End Date Unit Value Cap

The Cycle End Date's Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by one plus the Cap Rate.

D.   Cycle End Date Unit Value Floor

The Cycle End Date Unit Value Floor equals the Initial Cycle Investment Unit Value multiplied by one plus the Floor Rate (which is a negative number).

E.   Cycle End Date Unit Value Buffer

The Cycle End Date Unit Value Buffer equals any negative change in the Index Value offset by the Buffer Rate. If there is negative change of less than the Buffer Rate, then impact is 0% to Unit Value. If the Index performance is between 0 and the buffer rate, then impact is 0% to Unit Value. If the Index performance is less than the Buffer Rate, then the Cycle End Date Unit Value Buffer is the Initial Cycle Investment Unit Value multiplied by one plus the difference between the change and the Buffer Rate (which is a negative number).

For Cycle Investments with a Participation Rate Crediting Type. The Cycle Business Day's Cycle Investment Unit Value will equal the Fair Value per Cycle Values outstanding (see A Below) subject to the maximum Cycle Investment Unit Value, which is determined with reference to the Proportional Participation Rate (see B below).

A.   Cycle Business Day Fair Value per Cycle Units outstanding

The Cycle Business Day Fair Value per Cycle Units outstanding equals the Cycle's Fair Value divided by the total number of Cycle Investment Units outstanding, each as of that day.

B.   Cycle Business Day maximum Cycle Investment Unit Value, which is determined with reference to the Proportional Participation Rate

If the Cycle Business Day Fair Value per Cycle Units outstanding is greater than the Initial Cycle Investment Unit Value (i.e., $10.00), we determine the Cycle Business Day maximum Cycle Investment Unit Value with reference to the Proportional Participation Rate. The Cycle Business Day maximum Cycle Investment Unit Value, which is adjusted for the Proportional Participation Rate equals: (i) the Initial Cycle Investment Unit Value multiplied by (ii) one plus the Participation Rate multiplied by the Proportional Participation Rate. The Proportional Participation Rate is equal to the (i) the index gain multiplied by (ii) the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term.

The Floor Rate and the Buffer Rate do not apply during the Cycle Term prior to the Cycle End Date. Thus, there is no protection against any decrease in value of the Cycle Investment for withdrawals during the Cycle Term prior to the Cycle End Date.

On the Cycle End Date. For each Cycle Investment, we determine the Cycle Investment Unit Value on its Cycle End Date based on the change in the Index Value (see A below), the Participation Rate, and the Floor Rate or the Buffer Rate, as applicable. The Cycle End Date Unit Value will be determined with reference to the Participation Rate (see B below) if there is Index gain. The Cycle End Date Unit Value will equal the Initial Unit Value subject to the Cycle End Date Unit Value Buffer (see C below),

A.   Change in the Index Value

The change in Index Value equals:

    1)   The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by

    2)   The last reported value of the Index on the Cycle Start Date.

B.   Maturity unit value – Index gain

102



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 02:40 EST | | 245446 TX 108 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

If the Change in Index Value, computed as set forth in A above, is greater than or equal to 0, the Cycle End Date's Unit Value equals:

1) The initial Unit Value multiplied by

2) One plus

3) The Change in Index Value, computed as set forth in A above, multiplied by the Participation Rate.

C. Cycle End Date Unit Value Buffer

The Cycle End Date Unit Value Buffer equals any negative change in the Index Value offset by the Buffer Rate. If there is negative change of less than the Buffer Rate, then impact is 0% to Unit Value. If the Index performance is between 0 and the buffer rate, then impact is 0% to Unit Value. If the Index performance is less than the Buffer Rate, then the Cycle End Date Unit Value Buffer is the Initial Cycle Investment Unit Value multiplied by one plus the difference between the change and the Buffer Rate (which is a negative number).

Reporting. For each Cycle Investment in which you invest, we will make electronically available to you on each Cycle Business Day (i) the number of Cycle Investment Units credited to your Cycle Investment(s) and (ii) the Cycle Investment Unit Value on the Business Day preceding the Cycle Business Day.

At least once each year, we will send you a report containing information required by applicable state law and the following:

1) The beginning date and end date for the reporting period;

2) For each Cycle Investment in which you invested during the reporting period;

   a) The Start Date, Cycle Term, Floor Rate or Buffer Rate, Cap Rate or Participation Rate, and the value of the Index on the Start Date, and if there was a Cycle End Date, the value of the Index on the Cycle End Date;

   b) The number of Cycle Investment Units credited to the Contract (i) at the beginning of the reporting period, and (ii) on the Cycle Business Day immediately prior to the date of the report;

   c) The number of Cycle Investment Units redeemed and the Cycle Investment Unit Value in connection with each withdrawal made during the current reporting period;

   d) The Cycle Investment Unit Value (i) at the beginning of the reporting period, and (ii) on the Cycle Business Day immediately prior to the date of the report;

3) The Index price for each Cycle Investment on the Start Date and, at the end of the current report period.

We have contracted with S&P Global Market Intelligence, an independent analytics firm, to be the Fair Value Calculation Agent to compute the Fair Value of a Cycle Investment Unit each Business Day during a Cycle Term. The Fair Value reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate/Participation Rate and subject to the Floor Rate /Buffer Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates and the time remaining until the Cycle End Date. The Fair Value is determined using a formula which is based on the economic value of a hypothetical investments at the time of the valuation designed to match the Cycle Investment Value at the Cycle End Date.

The value of each of these financial instruments is determined by the Fair Value Calculation Agent using standard financial industry calculations. The call and put options are all valued using the Black-Scholes option valuation formula. The value of the zero-coupon bond is determined by a present value of the maturity value at an applicable proxy for the risk-free interest rate (currently SOFR rates).

Calculation of Fair Value for Cycle Investments with a Floor Rate and a Cap Rate:

The Fair Value Calculation Agent uses five hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1) A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2) An at-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:09 EST | | 245446 TX 109 | 7* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 2

3)   An at-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

4)   An out-of-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Cap Rate), plus;

5)   An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Floor Rate).

The formulas for the above components are:

1)   Zero coupon bond = (Maturity Value) / [(1 + d)^T]

       Whereas; d = the discount rate for the term T (prevailing risk free rate, SOFR rate, for term T) and T = time until Cycle End Date

2)   Black-Scholes formula for a call option = $S_t N(d_1) - Ke^{-rT} N(d_2)$; where

$$d_1 = [\ln(S_t/K) + (r + \sigma^2/2)T] / \sigma\sqrt{T}$$
$$d_2 = d_1 - \sigma\sqrt{T}$$

Below are the inputs to calculate the at-the-money call option:

S_t = the Index level at the time of the valuation

S_0 = the starting Index level

K = strike price which is equal to S_0

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the Index

T = time until Cycle End Date

σ = volatility of an at-the-money call option on the Index that reflects the moneyness and term T at the time of the valuation

3)   Black-Scholes formula for a put option = $Ke^{-rT} N(-d_2) - S_t N(-d_1)$; where

$$d_1 = [\ln(S_t/K) + (r + \sigma^2/2)T] / \sigma\sqrt{T}$$
$$d_2 = d_1 - \sigma\sqrt{T}$$

Below are the inputs to calculate the at-the-money put option:

S_t = the Index level at the time of the valuation

S_0 = the starting Index level

K = strike price which is equal to S_0

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the Index

T = time until Cycle End Date

σ = volatility of an at-the-money put option on the Index that reflects the moneyness and term T at the time of the valuation

4)   Black-Scholes formula for a call option = $S_t N(d_1) - Ke^{-rT} N(d_2)$; where

$$d_1 = [\ln(S_t/K) + (r + \sigma^2/2)T] / \sigma\sqrt{T}$$
$$d_2 = d_1 - \sigma\sqrt{T}$$

Below are the inputs to calculate the out-of-the-money call option:

S_t = the Index level at the time of the valuation

S_0 = the starting Index level

K = strike price which is equal to $S_0(1 + Cap\ Rate)$

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the Index



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:09 EST | | 245446 TX 109 | 7* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 2 of 2

T = time until Cycle End Date

σ = volatility of an out-the-money call option by the amount of the Cap Rate on the Index that reflects the moneyness and term T at the time of the valuation

5)   Black-Scholes formula for a put option = $Ke^{-rT}N(-d_2) - S_tN(-d_1)$; where

$d_1 = [\ln(S_t/K) + (r + \sigma^2/2)T] / \sigma\sqrt{T}$

104



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:13 EST | | 245446 TX 110 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 2

$d_2 = d_1 - \sigma\sqrt{T}$

Below are the inputs to calculate the out-of-the-money put option:

S_t = the Index level at the time of the valuation
S_0 = the starting Index level
K= strike price which is equal to S_0(1- Floor Rate)
N(x) = is cumulative probability function for the standard normal distribution
r = risk free rate for term T less the annual dividend yield on the Index
T = time until Cycle End Date
σ = volatility of an out-the-money put option by the amount of the Floor Rate on the Index that reflects the moneyness and term T at the time of the valuation

Calculation of Fair Value for Cycle Investments with a Buffer Rate and a Cap Rate:

The Fair Value Calculation Agent uses four hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1) A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2) An at-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

3) An out-of-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Cap Rate), less;

4) An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Buffer Rate).

The formulas for the above components are:

1) Zero coupon bond = (Maturity Value) / [(1 + d)^T]

   Whereas; d = the discount rate for term T (prevailing risk free rate, SOFR Swap rate, for term T) and T = time until Cycle End Date

2) Black-Scholes formula for a call option = $S_t N(d_1) - K e^{-rT} N(d_2)$; where

   $d_1 = [\ln(S_t/k) + (r + \sigma^2/2)T] / \sigma\sqrt{T}$

   $d_2 = d_1 - \sigma\sqrt{T}$

   Below are the inputs to calculate the at-the-money call option:

   S_t = the Index level at the time of the valuation

   S_0 = the starting Index level

   K= strike price which is equal to S_0

   N(x) = is cumulative probability function for the standard normal distribution

   r = risk free rate for term T less the annual dividend yield for the Index

   T = time until Cycle End Date

   σ = volatility of an at-the-money call option on the Index that reflects the moneyness and term T at the time of the valuation

3) Black-Scholes formula for a call option = $S_t N(d_1) - K e^{-rT} N(d_2)$; where

   $d_1 = [\ln(S_t/k) + (r + \sigma^2/2)T] / \sigma\sqrt{T}$

   $d_2 = d_1 - \sigma\sqrt{T}$

   Below are the inputs to calculate the out-of-the-money call option:

   S_t = the Index level at the time of the valuation
   S_0 = the starting Index level
   K= strike price which is equal to S_0(1 + Cap Rate)
   N(x) = is cumulative probability function for the standard normal distribution
   r = risk free rate for term T less the annual dividend yield on the Index
   T = time until Cycle End Date



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:13 EST | | 245446 TX 110 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 2 of 2

σ = volatility of an out-the-money call option by the amount of the Cap Rate on the <u>Index</u> that reflects the moneyness and term T at the time of the valuation



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-119 22.3.29.0	ADG chacn0dc		20-Apr-2022 03:16 EST		245446 TX 111	8*
MIDLAND ADVISORY RIL	None		CHW		19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

4) Black-Scholes formula for a put option = $Ke^{-rT}N(-d2) - S_tN(-d_1)$; where

$$d_1 = [\ln(S_t/k) + (r + \sigma^2/2)T] / \sigma\sqrt{T}$$

$$d_2 = d_1 - \sigma\sqrt{T}$$

Below are the inputs to calculate the out-of-the-money put option:

S_t = the Index level at the time of the valuation
S_0 = the starting Index level
K= strike price which is equal to $S_0(1 - \text{Buffer Rate})$
N(x) = is cumulative probability function for the standard normal distribution
r = risk free rate for term T less the annual dividend yield on the Index
T = time until Cycle End Date
σ = volatility of an out-the-money put option by the amount of the Buffer Rate on the Index that reflects the moneyness and term T at the time of the valuation

Calculation of Fair Value for Cycle Investments with a Buffer Rate and a Participation Rate:

The Fair Value Calculation Agent uses three hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1) A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2) An at-the-money call option for an amount equal to the Participation Rate. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

3) An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Buffer Rate).

The formulas for the above components are:

1) Zero coupon bond = (Maturity Value) / $[(1 + d)^T]$

Whereas; d = the discount rate for term T (prevailing risk free rate, SOFR rate, for term T) and T = time until Cycle End Date

2) Black-Scholes formula for a call option times the Participation Rate = $(S_tN(d_1) - Ke^{-rT}N(d_2))$ * Participation Rate; where

$$d_1 = [\ln(S_t/k) + (r + \sigma^2/2)T] / \sigma\sqrt{T}$$

$$d_2 = d_1 - \sigma\sqrt{T}$$

Below are the inputs to calculate the at-the-money call option:

S_t = the Index level at the time of the valuation
S_0 = the starting Index level
K= strike price which is equal to S_0
N(x) = is cumulative probability function for the standard normal distribution
r = risk free rate for term T less the annual dividend yield for the Index
T = time until Cycle End Date
σ = volatility of an at-the-money call option on the Index that reflects the moneyness and term T at the time of the valuation

3) Black-Scholes formula for a put option = $Ke^{-rT}N(-d2) - S_tN(-d_1)$; where

$$d_1 = [\ln(S_t/k) + (r + \sigma^2/2)T] / \sigma\sqrt{T}$$

$$d_2 = d_1 - \sigma\sqrt{T}$$

Below are the inputs to calculate the out-of-the-money put option:

S_t = the Index level at the time of the valuation
S_0 = the starting Index level
K= strike price which is equal to $S_0(1 - \text{Buffer Rate})$
N(x) = is cumulative probability function for the standard normal distribution



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:17 EST | | 245446 TX 112 | 7* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

r = risk free rate for term T less the annual dividend yield on the Index.

T = time until Cycle End Date

σ = volatility of an out-the-money put option by the amount of the Buffer Rate on the Index that reflects the moneyness and term T at the time of the valuation

Examples Fair Value Per Cycle Investment Unit: 3-Year Cycle; -10% Floor, Cap Rate Crediting Type.

Component	3-Year Cycle; -10% Floor		3-Year Cycle; -10% Floor	
Cycle Term (in months)		36		36
Valuation Date (months since Cycle Start Date)		12		30
Cap Rate		11%		11%
Time to End Date (in months)		24		6
Assuming Change in Index Value -40% (for example from 1,000 to 600)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.89	$	9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	0.03	$	0.00
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$	4.10	$	4.04
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.01	$	0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	3.18	$	3.04
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$	8.98	$	8.94
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	10.37	$	10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$	8.98	$	8.94
Assuming Change in Index Value -10% (for example from 1,000 to 900)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.89	$	9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	0.58	$	0.17
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$	1.75	$	1.23
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.27	$	0.03
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	1.20	$	0.60
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$	9.65	$	9.44
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	10.37	$	10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$	9.65	$	9.44
Assuming Change in Index Value +10% (for example from 1,000 to 1,100)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.89	$	9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	1.60	$	1.17
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$	0.83	$	0.25
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.97	$	0.49
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	0.54	$	0.08
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$	10.22	$	10.45
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	10.37	$	10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$	10.22	$	10.45
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.89	$	9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	3.91	$	3.91
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$	0.23	$	0.01
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	2.97	$	2.83
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	0.14	$	0.00
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$	10.74	$	11.01
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	10.37	$	10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$	10.37	$	10.92


MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-451 22.2.1.0	ADG bishc1dc	**10-Feb-2022 08:45 EST**		**245446 TX 113**	4*
MIDLAND ADVISORY RIL	None		CHW	**19-Apr-2022 20:46 EST**	**MRKD**	**HMS ESS**	0C

Page 1 of 1

Component	3-Year Cycle; -10% Floor	3-Year Cycle; -10% Floor
Input Values used above as follows		
Bond discount rate	0.38%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.54%	0.14%
ATM Call volatility	20.36%	20.36%
ATM Put volatility	20.36%	20.36%
OTM Call volatility	18.49%	18.49%
OTM Put volatility	22.30%	22.30%


MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-451 22.2.1.0 ADG bishc1dc	10-Feb-2022 08:45 EST		245446 TX 114	5*
MIDLAND ADVISORY RIL	None	CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -10% Floor, Cap Rate Crediting Type.

Component	1-Year Cycle; -10% Floor	1-Year Cycle; -10% Floor
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Cap Rate	6%	6%
Time to End Date (in months)	10	2
Assuming Change in Index Value -40% (for example from 1,000 to 600)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 0.00	$ 0.00
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$ 4.06	$ 4.01
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.00	$ 0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 3.08	$ 3.01
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$ 8.99	$ 8.98
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 10.10	$ 10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$ 8.99	$ 8.98
Assuming Change in Index Value -10% (for example from 1,000 to 900)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 0.24	$ 0.03
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$ 1.34	$ 1.05
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.09	$ 0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.80	$ 0.35
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$ 9.58	$ 9.31
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 10.10	$ 10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$ 9.58	$ 9.31
Assuming Change in Index Value +10% (for example from 1,000 to 1,100)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 1.23	$ 1.02
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$ 0.36	$ 0.04
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.79	$ 0.51
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.21	$ 0.01
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$ 10.27	$ 10.45
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 10.10	$ 10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$ 10.10	$ 10.45
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 3.86	$ 3.97
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$ 0.02	$ 0.00
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 3.26	$ 3.37
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.02	$ 0.00
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$ 10.56	$ 10.58
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 10.10	$ 10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$ 10.10	$ 10.50
Input Values used above as follows		
Bond discount rate	0.28%	0.16%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.19%	0.10%
ATM Call volatility	18.74%	18.74%
ATM Put volatility	18.74%	18.74%
OTM Call volatility	16.37%	16.37%
OTM Put volatility	22.94%	22.94%


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-451 22.2.1.0 | ADG bishc1dc | 10-Feb-2022 08:45 EST | | 245446 TX 115 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -10% Buffer, Cap Rate Crediting Type.

Component	6-Year Cycle; -10% Buffer		6-Year Cycle; -10% Buffer	
Cycle Term (in months)		72		72
Valuation Date (months since Cycle Start Date)		12		66
Cap Rate		999.99%		999.99%
Time to End Date (in months)		60		6
Assuming Change in Index Value -40% (for example from 1,000 to 600)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	0.22	$	0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.00	$	0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	3.37	$	3.04
5) Fair Value {1) + 2) - 3) - 4)}	$	6.25	$	6.83
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	26.67	$	101.67
Cycle Investment Unit Value = Lessor 5) and 6)	$	6.25	$	6.83
Assuming Change in Index Value -10% (for example from 1,000 to 900)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	1.16	$	0.19
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.00	$	0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	1.79	$	0.60
5) Fair Value {1) + 2) - 3) - 4)}	$	8.76	$	9.46
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	26.67	$	101.67
Cycle Investment Unit Value = Lessor 5) and 6)	$	8.76	$	9.46
Assuming Change in Index Value +10% (for example from 1,000 to 1,100)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	2.22	$	1.20
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.00	$	0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	1.16	$	0.09
5) Fair Value {1) + 2) - 3) - 4)}	$	10.45	$	10.98
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	26.67	$	101.67
Cycle Investment Unit Value = Lessor 5) and 6)	$	10.45	$	10.98
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	4.27	$	3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.00	$	0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	0.60	$	0.00
5) Fair Value {1) + 2) - 3) - 4)}	$	13.06	$	13.78
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	26.67	$	101.67
Cycle Investment Unit Value = Lessor 5) and 6)	$	13.06	$	13.78
Input Values used above as follows				
Bond discount rate		1.05%		0.22%
Annual dividend yield		1.55%		1.55%
Risk free rate		1.02%		0.14%
ATM Call volatility		21.38%		21.38%
OTM Call volatility		25.00%		25.00%
OTM Put volatility		22.50%		22.50%


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-451 22.2.1.0 | ADG bishc1dc | | 10-Feb-2022 08:45 EST | | 245446 TX 116 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -20% Buffer, Cap Rate Crediting Type.

Component	6-Year Cycle; -20% Buffer		6-Year Cycle; -20% Buffer	
Cycle Term (in months)		72		72
Valuation Date (months since Cycle Start Date)		12		66
Cap Rate		79%		79%
Time to End Date (in months)		60		6
Assuming Change in Index Value -40% (for example from 1,000 to 600)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	0.22	$	0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.00	$	0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	2.63	$	2.06
5) Fair Value {1) + 2) - 3) - 4)}	$	6.98	$	7.81
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	11.32	$	17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$	6.98	$	7.81
Assuming Change in Index Value -10% (for example from 1,000 to 900)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	1.16	$	0.19
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.04	$	0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	1.33	$	0.22
5) Fair Value {1) + 2) - 3) - 4)}	$	9.18	$	9.84
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	11.32	$	17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$	9.18	$	9.84
Assuming Change in Index Value +10% (for example from 1,000 to 1,100)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	2.22	$	1.20
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.17	$	0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	0.84	$	0.02
5) Fair Value {1) + 2) - 3) - 4)}	$	10.60	$	11.04
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	11.32	$	17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$	10.60	$	11.04
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	4.27	$	3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.71	$	0.01
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	0.43	$	0.00
5) Fair Value {1) + 2) - 3) - 4)}	$	12.52	$	13.77
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	11.32	$	17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$	11.32	$	13.77
Input Values used above as follows				
Bond discount rate		1.05%		0.22%
Annual dividend yield		1.55%		1.55%
Risk free rate		1.02%		0.14%
ATM Call volatility		21.38%		21.38%
OTM Call volatility		16.34%		16.34%
OTM Put volatility		23.73%		23.73%


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-451 22.2.1.0 | ADG bishc1dc | 10-Feb-2022 08:46 EST | | 245446 TX 117 | 4* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -30% Buffer, Cap Rate Crediting Type.

Component		6-Year Cycle; -30% Buffer		6-Year Cycle; -30% Buffer
Cycle Term (in months)		72		72
Valuation Date (months since Cycle Start Date)		12		66
Cap Rate		45%		45%
Time to End Date (in months)		60		6
Assuming Change in Index Value -40% (for example from 1,000 to 600)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	0.22	$	0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.01	$	0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	1.97	$	1.15
5) Fair Value {1) + 2) - 3) - 4)}	$	7.64	$	8.71
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	10.75	$	14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$	7.64	$	8.71
Assuming Change in Index Value -10% (for example from 1,000 to 900)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	1.16	$	0.19
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.21	$	0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	0.94	$	0.05
5) Fair Value {1) + 2) - 3) - 4)}	$	9.40	$	10.00
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	10.75	$	14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$	9.40	$	10.00
Assuming Change in Index Value +10% (for example from 1,000 to 1,100)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	2.22	$	1.20
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	0.60	$	0.01
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	0.58	$	0.00
5) Fair Value {1) + 2) - 3) - 4)}	$	10.42	$	11.05
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	10.75	$	14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$	10.42	$	11.05
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$	4.27	$	3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$	1.72	$	0.45
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	0.29	$	0.00
5) Fair Value {1) + 2) - 3) - 4)}	$	11.64	$	13.32
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$	10.75	$	14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$	10.75	$	13.32
Input Values used above as follows				
Bond discount rate		1.05%		0.22%
Annual dividend yield		1.55%		1.55%
Risk free rate		1.02%		0.14%
ATM Call volatility		21.38%		21.38%
OTM Call volatility		17.83%		17.83%
OTM Put volatility		25.09%		25.09%


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-451 22.2.1.0 | ADG bishc1dc | 10-Feb-2022 09:06 EST | | 245446 TX 118 | 7* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Examples Fair Value Per Cycle Investment Unit: 3-Year Cycle; -10% Buffer, Cap Rate Crediting Type.

Component	3-Year Cycle; -10% Buffer	3-Year Cycle; -10% Buffer
Cycle Term (in months)	36	36
Valuation Date (months since Cycle Start Date)	12	30
Cap Rate	43%	43%
Time to End Date (in months)	24	6
Assuming Change in Index Value -40% (for example from 1,000 to 600)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.89	$ 9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 0.03	$ 0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.00	$ 0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 3.18	$ 3.04
5) Fair Value {1) + 2) - 3) - 4)}	$ 6.74	$ 6.89
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 11.43	$ 13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$ 6.74	$ 6.89
Assuming Change in Index Value -10% (for example from 1,000 to 900)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.89	$ 9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 0.58	$ 0.17
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.01	$ 0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 1.20	$ 0.60
5) Fair Value {1) + 2) - 3) - 4)}	$ 9.26	$ 9.51
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 11.43	$ 13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$ 9.26	$ 9.51
Assuming Change in Index Value +10% (for example from 1,000 to 1,100)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.89	$ 9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 1.60	$ 1.17
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.12	$ 0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.54	$ 0.08
5) Fair Value {1) + 2) - 3) - 4)}	$ 10.83	$ 11.02
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 11.43	$ 13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$ 10.83	$ 11.02
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.89	$ 9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 3.91	$ 3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.93	$ 0.43
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.14	$ 0.00
5) Fair Value {1) + 2) - 3) - 4)}	$ 12.72	$ 13.41
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 11.43	$ 13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$ 11.43	$ 13.41
Input Values used above as follows		
Bond discount rate	0.38%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.54%	0.14%
ATM Call volatility	20.36%	20.36%
OTM Call volatility	15.33%	15.33%
OTM Put volatility	22.30%	22.30%


MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-451 22.2.1.0	ADG bishc1dc	10-Feb-2022 08:46 EST		245446 TX 119	5*
MIDLAND ADVISORY RIL	None		CHW	19-Apr-2022 20:46 EST	MRKD	HMS ESS	0C

Page 1 of 1

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -10% Buffer, Cap Rate Crediting Type.

Component	1-Year Cycle; -10% Buffer	1-Year Cycle; -10% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Cap Rate	11%	11%
Time to End Date (in months)	10	2
Assuming Change in Index Value -40% (for example from 1,000 to 600)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 0.00	$ 0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.00	$ 0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 3.08	$ 3.01
5) Fair Value {1) + 2) - 3) - 4)}	$ 6.90	$ 6.97
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 10.18	$ 10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$ 6.90	$ 6.97
Assuming Change in Index Value -10% (for example from 1,000 to 900)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 0.24	$ 0.03
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.03	$ 0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.80	$ 0.35
5) Fair Value {1) + 2) - 3) - 4)}	$ 9.38	$ 9.66
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 10.18	$ 10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$ 9.38	$ 9.66
Assuming Change in Index Value +10% (for example from 1,000 to 1,100)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 1.23	$ 1.02
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 0.48	$ 0.20
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.21	$ 0.01
5) Fair Value {1) + 2) - 3) - 4)}	$ 10.52	$ 10.79
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 10.18	$ 10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$ 10.18	$ 10.79
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$ 3.86	$ 3.97
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$ 2.77	$ 2.87
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.02	$ 0.00
5) Fair Value {1) + 2) - 3) - 4)}	$ 11.04	$ 11.08
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$ 10.18	$ 10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$ 10.18	$ 10.92
Input Values used above as follows		
Bond discount rate	0.28%	0.16%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.19%	0.10%
ATM Call volatility	18.74%	18.74%
OTM Call volatility	14.64%	14.64%
OTM Put volatility	22.94%	22.94%


| MIDLAND NATIONAL LIF | Donnelley Financial | AZ0151AM101876 21.10.8.0 | ADG gardm0px | | 10-Feb-2022 23:17 EST | | 245446 TX 120 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 2

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -10% Buffer; Participation Rate.

Component	6-Year Cycle; -10% Buffer		6-Year Cycle; -10% Buffer	
Cycle Term (in months)		72		72
Valuation Date (months since Cycle Start Date)		12		66
Participation Rate		115%		115%
Time to End Date (in months)		60		6
Assuming Change in Index Value -40% (for example from 1,000 to 600)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$	0.26	$	0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	3.37	$	3.04
4) Fair Value {1) + 2) - 3)}	$	6.28	$	6.83
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)		NA		NA
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))		NA		NA
Cycle Investment Unit Value = Lessor 4) and 6)	$	6.28	$	6.83
Assuming Change in Index Value -10% (for example from 1,000 to 900)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$	1.33	$	0.22
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	1.79	$	0.60
4) Fair Value {1) + 2) - 3)}	$	8.93	$	9.49
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)		NA		NA
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))		NA		NA
Cycle Investment Unit Value = Lessor 4) and 6)	$	8.93	$	9.49
Assuming Change in Index Value +10% (for example from 1,000 to 1,100)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$	2.55	$	1.37
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	1.16	$	0.09
4) Fair Value {1) + 2) - 3)}	$	10.78	$	11.16
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)		1.67%		9.17%
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	$	10.19	$	11.05
Cycle Investment Unit Value = Lessor 4) and 6)	$	10.19	$	11.05
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)				
1) Fair Value hypothetical zero coupon bond (Bond)	$	9.39	$	9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$	4.90	$	4.49
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$	0.60	$	0.00
4) Fair Value {1) + 2) - 3)}	$	13.70	$	14.36
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)		6.67%		36.67%
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	$	10.77	$	14.22
Cycle Investment Unit Value = Lessor 4) and 6)	$	10.77	$	14.22
Input Values used above as follows				
Bond discount rate		1.05%		0.22%
Annual dividend yield		1.55%		1.55%
Risk free rate		1.02%		0.14%
ATM Call volatility		21.38%		21.38%


200FGVg%=YYGBgjf

| MIDLAND NATIONAL LIF | Donnelley Financial | AZ0151AM101876 21.10.8.0 | ADG gardm0px | 10-Feb-2022 23:17 EST | | 245446 TX 120 | 6* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 2 of 2

OTM Put volatility		22.50%	22.50%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -10% Buffer, Participation Rate Crediting Type.

Component	1-Year Cycle; -10% Buffer	1-Year Cycle; -10% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Participation Rate	72%	72%
Time to End Date (in months)	10	2
Assuming Change in Index Value -40% (for example from 1,000 to 600)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$ 0.00	$ 0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 3.08	$ 3.01
4) Fair Value {1) + 2) - 3)}	$ 6.90	$ 6.97
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	NA	NA
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	NA	NA
Cycle Investment Unit Value = Lessor 4) and 6)	$ 6.90	$ 6.97
Assuming Change in Index Value -10% (for example from 1,000 to 900)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$ 0.17	$ 0.02
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.80	$ 0.35
4) Fair Value {1) + 2) - 3)}	$ 9.35	$ 9.66
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	NA	NA
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	NA	NA
Cycle Investment Unit Value = Lessor 4) and 6)	$ 9.35	$ 9.66
Assuming Change in Index Value +10% (for example from 1,000 to 1,100)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$ 0.89	$ 0.73
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.21	$ 0.01
4) Fair Value {1) + 2) - 3)}	$ 10.65	$ 10.71
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	1.67%	8.33%
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	$ 10.12	$ 10.60
Cycle Investment Unit Value = Lessor 4) and 6)	$ 10.12	$ 10.60
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)		
1) Fair Value hypothetical zero coupon bond (Bond)	$ 9.97	$ 9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$ 2.78	$ 2.86
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$ 0.02	$ 0.00
4) Fair Value {1) + 2) - 3)}	$ 12.73	$ 12.84
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	6.67%	33.33%
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	$ 10.48	$ 12.40
Cycle Investment Unit Value = Lessor 4) and 6)	$ 10.48	$ 12.40
Input Values used above as follows		
Bond discount rate	0.28%	0.16%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.19%	0.10%
ATM Call volatility	18.74%	18.74%
OTM Put volatility	22.94%	22.94%



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-119 22.3.29.0 | ADG chacn0dc | 20-Apr-2022 03:20 EST | | 245446 TX 121 | 5* |
| MIDLAND ADVISORY RIL | None | | CHW | 19-Apr-2022 20:46 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

The Statement of Additional Information (SAI) can provide you with more detailed information about the Contract, Midland National Life Insurance Company and the Midland National Life Separate Account C, including more information about commissions and distribution expenses. For more information about the Contract and/or a free copy of the SAI or prospectus, contact your Advisor, or our **Customer Service Center** at:

Sammons Retirement Solutions
P.O. Box 9261
Des Moines, IA 50306-9261 (Regular Mail)

Sammons Retirement Solutions
8300 Mills Civic Parkway
West Des Moines, IA 50266-3833 (Overnight Mail)
Phone: (866) 747-3421
Facsimile: (866) 511-7038

Reports and other information about Midland National Life Insurance Company and Midland National Life Separate Account C are available on the Securities and Exchange Commission's website at http://www.sec.gov. You may obtain copies of this information, upon your payment of a duplicating fee, by electronic request at this e-mail address: publicinfo@sec.gov.

Dealer Prospectus Delivery Obligations:

All dealers that effect transactions in these securities are required to deliver a prospectus.

EDGAR Contract Identifier No. C000235591

116



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 07:08 EST | | 196541 SAI 1 | 4* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

STATEMENT OF ADDITIONAL INFORMATION FOR THE

MIDLAND ADVISORY REGISTERED INDEX-LINKED AND VARIABLE ANNUITY CONTRACT

Flexible Premium Deferred Index-Linked Variable Annuity Contract

Issued by
MIDLAND NATIONAL LIFE INSURANCE COMPANY
(Through Midland National Life Separate Account C)
Our Customer Service Center:

P.O. Box 9261
Des Moines, IA 50306-9261

(866) 747-3421

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Midland Advisory Flexible Premium Index-Linked and Variable Annuity Contract ("Contract") issued by Midland National Life Insurance Company. You may obtain a free copy of the Prospectus dated April 29, 2022 by contacting us at our Customer Service Center using the above address and phone number. Terms used in the current Prospectus for the contract are incorporated in this document.

This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the prospectuses for all of the Investment Portfolios currently available in the contract.

Dated April 29, 2022

1



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-138 22.3.29.0 | LSW misha1ap | 20-Apr-2022 09:37 EST | | 196541 SAI 2 | 5* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

TABLE OF CONTENTS



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| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-530 22.2.1.0 | LSW vidha0ap | 10-Feb-2022 05:17 EST | | 196541 SAI 3 | 3* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

SEPARATE ACCOUNT AND THE COMPANY

The Depositor, Midland National Life Insurance Company, is a stock life insurance company. It was organized in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company." We were reincorporated as a stock life insurance company, in 1909. Our name "Midland" was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where we sell insurance and annuity contracts. We are engaged in a broad range of insurance and insurance-related activities.

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

The Registrant, Separate Account C, was established under the insurance laws of the State of South Dakota in March 1991 and is now governed by Iowa law. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 as a unit investment trust.

SERVICES

Midland National keeps the assets of the Midland National Life Separate Accounts and holds all funds of the Separate Account. Midland National maintains the proceeds of shares of the underlying Investment Options purchased and sold through the Midland National Life Separate Accounts. Financial statements of each Investment Option within Midland National Life Separate Account C and Midland National Life Insurance Company are prepared by PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309.


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 07:11 EST | | 196541 SAI 4 | 4* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

THE CONTRACT

ENTIRE CONTRACT

The entire contract between you and us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

CHANGES TO THE CONTRACT

No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of our officers. Only our President or Secretary may modify the contract.

We may change the contract without your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the contract.

INCONTESTABILITY

We will not contest the contract.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the annuitant has been misstated, we will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

Any underpayments made by us will be paid to the payee. Any overpayments made by us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

NON-PARTICIPATING

The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

CLAIMS OF CREDITORS

To the extent permitted by law, no benefits payable based on the assets in the Separate Account under the contract to a beneficiary or payee are subject to the claims of creditors.

MINIMUM BENEFITS

The annuity payments, Surrender Value and Death Benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-530 22.2.1.0	LSW vidha0ap	10-Feb-2022 05:24 EST		196541 SAI 5	3*
MIDLAND ADVISORY RIL	None		DTF	20-Apr-2022 13:11 EST	MRKD	HMS ESS	0C

Page 1 of 1

OWNERSHIP

The contract belongs to you. You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

1)   Any assignee of record with us;

2)   Any irrevocable beneficiary; and

3)   Any restricted ownership.

We must receive written notice informing us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed. However, we are not liable for payments made by us before we record the written notice. A change of owner may have adverse tax consequences.

ACCUMULATION UNIT VALUE

We determine Accumulation Unit Values for each Subaccount of our Separate Account at the end of each Valuation Period. The Accumulation Unit Value for each Subaccount was initially set at $10.00. The Accumulation Unit Value for any Business Day is equal to the Accumulation Unit Value for the preceding Business Day multiplied by the net investment factor for that Subaccount on that Business Day.

We determine the net investment factor for each Subaccount every Valuation Period by taking a) divided by b) minus c) where:

a)   Is the total of:

     1)   The net asset value per share at the end of the current Valuation Period; plus

     2)   Any dividend or capital gains per share reinvested during the current Valuation Period; plus

     3)   Total accrued, but not yet reinvested, capital gains per share as of the current Valuation Period.

b)   Is the net asset value plus the total accrued but not yet reinvested capital gains per share as of the preceding Valuation Period.

c)   Is the Mortality and Expense Risk Charge plus the Asset Based Administration Charge for each day in the current Valuation Period.

We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes. Generally, this means that we would adjust unit values to reflect what happens to the Investment Portfolios, and also for any charges.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-496 22.2.1.0 | LSW tands1ap | 10-Feb-2022 06:37 EST | | 196541 SAI 6 | 5* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

ANNUITY PAYMENTS

The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the Investment Options.

6


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| MIDLAND NATIONAL LIF | Donnelley Financial | FWPLAN-PR18 22.3.29.0 | LSW pf_rend | 20-Apr-2022 09:21 EST | | 196541 SAI 7 | 8* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

ADJUSTED HISTORICAL PERFORMANCE DATA

Midland National may also disclose adjusted historical performance data for an Subaccount for periods before the Subaccount commenced operations, based on the assumption that the Subaccount was in existence before it actually was, and that the Subaccount had been invested in a particular Investment Portfolio that was in existence prior to the Subaccount's commencement of operations. The Investment Portfolio used for these calculations will be the actual Investment Portfolio that the Subaccount will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable Investment Portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of

7


200F7sWHx8nKwo11L

MIDLAND NATIONAL LIF	Donnelley Financial	FWPLAN-PR18 22.3.29.0	LSW pf_rend	20-Apr-2022 09:21 EST		196541 SAI 8	5*
MIDLAND ADVISORY RIL	None		DTF	20-Apr-2022 13:11 EST	MRKD	HMS ESS	0C

Page 1 of 1

the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a "contract charges" factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable Investment Portfolio to get the value in the Subaccount. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value ("ERV") of a hypothetical $1,000 initial payment in the Subaccount is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).

FEDERAL TAX MATTERS

TAX-FREE EXCHANGES (SECTION 1035)

Midland National accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code").

We also accept "rollovers" from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to "roll-over" into an IRA. The Company differentiates between nonqualified contracts and IRAs to the extent necessary to comply with federal tax laws. In all events, a tax adviser should be consulted with and relied upon before you effect an exchange or a rollover.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any nonqualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner's death, or (2) as Annuity payments which will begin within one year of that owner's death and which will be made over the life of the owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The owner's "designated beneficiary" is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

8


| MIDLAND NATIONAL LIF | Donnelley Financial | FWPLAN-PR18 22.3.29.0 | LSW pf_rend | 20-Apr-2022 09:21 EST | | 196541 SAI 9 | 5* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

NON-NATURAL PERSON OWNERS

If a non-natural person (e.g., a corporation or a trust) owns a nonqualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

DIVERSIFICATION REQUIREMENTS

The Code requires that the investments of each Subaccount of the Separate Account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each Subaccount, through the fund company in which it invests, will satisfy these diversification requirements.

OWNER CONTROL

In some circumstances, owners of variable contracts who retain control over the investment of the underlying Separate Account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, we believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying Separate Account assets.

9



| **MIDLAND NATIONAL LIF** | Donnelley Financial | FWPLAN-PR18 22.3.29.0 | LSW pf_rend | **20-Apr-2022 09:21 EST** | | **196541 SAI 10** | 5* |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | **HMS ESS** | 0C |

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts and Annuities (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specific dollar amount or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income and whether the individual is a participant in a qualified plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age $59\frac{1}{2}$, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other converted amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age $59\frac{1}{2}$ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

The Setting Every Community Up for Retirement Enhancement Act of 2019 (the "Secure Act") increases the beginning date for required minimum distributions from 70 $\frac{1}{2}$ to 72. This change only applies if you will attain age 70 $\frac{1}{2}$ on or after January 1, 2020. . If you reached the age of 70 $\frac{1}{2}$ prior to January 1, 2020, you are still required to use age 70 $\frac{1}{2}$ as the beginning date for required minimum distributions.

The Secure Act also provides that for qualified contract owners who die after January 1, 2020 that any designated beneficiary who is not an "eligible designated beneficiary" must withdraw the entire account value by the end of the tenth year following the year of death. This rule applies regardless of whether required minimum distributions have begun. Eligible designated beneficiaries can withdraw the account value over their lives or a period not exceeding their life expectancies. The only eligible designated beneficiary payouts we administer are those involving the surviving spouse of the deceased owner. For distribution purposes, we will treat non-spouse eligible designated beneficiaries as designated beneficiaries.

10



200F7sWHx8nK!cB1K

| MIDLAND NATIONAL LIF | Donnelley Financial | FWPLAN-PR18 22.3.29.0 | LSW pf_rend | 20-Apr-2022 09:21 EST | | 196541 SAI 11 | 5* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

DISTRIBUTION OF THE CONTRACTS

The contracts will be offered on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Sammons Financial Network, LLC. ("Sammons Financial Network") serves as principal underwriter for the contracts. Sammons Financial Network is a Delaware limited liability company and its principal office is located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Sammons Financial Network is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas, which in turn is the ultimate parent company of Midland National Life Insurance Company. Sammons Financial Network is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc. Sammons Financial Network offers the contracts through its registered representatives. Sammons Financial Network also may enter into selling agreements with other broker-dealers ("selling firms") and compensates them for their services. Registered representatives, who offer contracts, are appointed as insurance agents for Midland National Life Insurance Company.

We intend to pay a distribution allowance to Sammons Financial Network of 1.50% of total premiums received on Midland Advisory RILA.

Sammons Financial Network or its affiliates via expense sharing agreements will pay the advertising and sales expenses related to the distribution of the contracts.

We and/or Sammons Financial Network may pay certain selling firms additional amounts for:

- participation in their marketing programs, which may include marketing services and increased access to their sales representatives;

- sales promotions relating to the contracts;

- costs associated with sales conferences and educational seminars for their sales representatives; and

- other sales expenses incurred by them.

We may pay flat dollar amounts to certain selling firms. Our sales and marketing personnel may be permitted to attend selling firm's annual, sales, and other conferences and/or may be given booth time, speaking time, or access to lists of the selling firm's registered representatives.

We and/or Sammons Financial Network may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.


| **MIDLAND NATIONAL LIF** | Donnelley Financial | FWPLAN-PR18 22.3.29.0 | LSW pf_rend | **20-Apr-2022 09:21 EST** | | **196541 SAI 12** | 5* |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | HMS ESS | 0C |

Page 1 of 1

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland National. The assets are held separate and apart from our Fixed Account assets. Records are maintained of all premiums and redemptions of Investment Portfolio shares held by each of the Subaccounts.

STATE REGULATION

Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland National. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.


200F7sWHx8nK#uj1

| MIDLAND NATIONAL LIF | Donnelley Financial | FWPLAN-PR18 22.3.29.0 | LSW pf_rend | 20-Apr-2022 09:21 EST | | 196541 SAI 13 | 7* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

EXPERTS

The financial statements of Midland National Life Insurance Company as of December 31, 2021 and December 31, 2020 and for each of the three years in the period ended December 31, 2021 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Midland National Life Insurance Company Separate Account C are in the SAI. The SAI is part of the registration statement filed on Form N-4.

OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

AUDITED FINANCIALS

Financial Statements of Midland National Life Insurance Company Separate Account C

Will be added via amendment.

Financial Statements of Midland National Life Insurance Company

Will be added via amendment.



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 07:18 EST | | 196541 PARTC 1 | 5* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Part C

OTHER INFORMATION

Item 27. *Exhibits*

(a)   [Resolution of the Board of Directors of Midland National Life Insurance Company authorizing establishment of Separate Account C (2)](#)

(b)   Not Applicable

(c)   (1)   Distribution Agreement between Sammons Financial Network, LLC and Midland National Life Insurance Company (21)

    (2)   [Registered Representative Contract (8)](#)

(d)   (1)   Form of Registered Index-Linked and Variable Annuity Contract (20)

(e)   Application for Registered Index-Linked and Variable Annuity Contract (20)

(f)   (1) [Articles of Incorporation of Midland National Life Insurance Company (2)](#)

    (2)   [By-laws of Midland National Life Insurance Company (2)](#)

(g)   Not Applicable

(h)   (1)   Participation Agreement between Midland National Life Insurance Company and Fidelity VIP I and VIP II. (5)

    (2)   [Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II. (1)](#)

    (3)   Participation Agreement between Midland National Life Insurance Company and Fidelity VIP III. (6)

    (4)   [Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund III. (3)](#)

    (5)   [Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (4)](#)

    (6)   [Rule 22c-2 Agreement between Midland National Life Insurance Company Calvert Distributors, Inc. (7)](#)

    (7)   [SEC Rule 22c-2 Amendment to Participation Agreement between Midland National Life Insurance Company and Fidelity Distributors Corporation. (7)](#)

    (8)   [SEC Rule 22c-2 Supplement to Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (7)](#)

    (9)   [Rule 22c-2 Shareholder Information Agreement between Midland National and MFS Fund Distributors Inc. (7)](#)

    (10)   [Participation agreement between Midland National Life Insurance Company and BlackRock. (9)](#)



200F7sWHwn@MGsP1}
MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-530 22.2.1.0 | LSW vidha0ap | 10-Feb-2022 05:50 EST | 196541 PARTC 2 | 3*
MIDLAND ADVISORY RIL | None | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C
Page 1 of 1

(11) Participation agreement between Midland National Life Insurance Company and DWS. (9)

(12) Participation agreement between Midland National Life Insurance Company and Eaton Vance. (9)

(13) Participation agreement between Midland National Life Insurance Company and Franklin Templeton. (9)

(14) Amendment to Participation agreement between Midland National Life Insurance Company and Franklin Templeton. (9)

(15) Participation agreement between Midland National Life Insurance Company and Ivy Funds. (9)

(16) Participation agreement between Midland National Life Insurance Company and Legg Mason. (9)

(17) Participation agreement between Midland National Life Insurance Company and Pioneer Funds. (9)

(18) Participation agreement between Midland National Life Insurance Company and Prudential. (9)

(19) Participation agreement between Midland National Life Insurance Company and Royce Funds. (9)

(20) Amendment to Participation agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (9)

(21) Participation Agreement between Midland National Life Insurance Company and Massachusetts Financial Variable Insurance Trusts. (9)

(22) Participation Agreement between Midland National Life Insurance Company and Fred Alger Management, Inc. (9)

(23) Participation Agreement between Midland National Life Insurance Company and Calvert Asset Management Company, Inc. (9)

(24) Participation Agreement between Midland National Life Insurance Company and Pacific Investment Management Company LLC. (9)

(25) Participation Agreement between Midland National Life Insurance Company and Rydex Distributors LLC. (9)

(26) Participation Agreement between Midland National Life Insurance Company and AllianceBernstein. (10)

(27) Amendment to Participation Agreement between Midland National Life Insurance Company and American Century. (10)

(28) Participation Agreement Amended and Restated between Midland National Life Insurance Company and DWS. (10)

(29) Participation Agreement between Midland National Life Insurance Company and Lazard. (10)

(30) Participation Agreement between Midland National Life Insurance Company and Lord Abbett. (10)

(31) Amendment to Participation Agreement between Midland National Life Insurance Company and Northern Lights Variable Trust. (10)



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-LPF-116 22.2.1.0 | LSW dhayv0ap | 10-Feb-2022 04:44 EST | | 196541 PARTC 3 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

(32) Amendment to Participation Agreement between Midland National Life Insurance Company and Van Eck. (10)

(33) Amendment to the Participation Agreement between Midland National Life Insurance Company, American Century Investment Services, Inc. and American Century Investment Management, Inc. (11)

(34) Summary Prospectus Agreement between Midland National Life Insurance Company and Fidelity Distributors Corporation. (11)

(35) Amendment to the Participation Agreement between Midland National Life Insurance Company and Janus Aspen Series. (11)

(36) Amendment to the Participation Agreement between Midland National Life Insurance Company, The Alger American Portfolios and Fred Alger & Company, Incorporated. (12)

(37) Amendment to the Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, LLC, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. (12)

(38) Amendment to the Participation Agreement between Midland National Life Insurance Company, DWS Variable Series I, DWS Variable Series II, DWS Investments VIT Funds, DWS Investment Distributors, Inc. and Deutsche Investment Management Americas Inc. (12)

(39) Amendment to the Participation Agreement between Midland National Life Insurance Company, Eaton Vance Variable Trust and Eaton Vance Distributors, Inc. (12)

(40) Amendment to the Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, LLC, Lazard Asset Management Securities LLC and Lazard Retirement Series, LLC. (12)

(41) Amendment to the Participation Agreement between Midland National Life Insurance Company, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC and Legg Mason Partners Fund Advisor, LLC. (12)

(42) Amendment to the Participation Agreement between Midland National Life Insurance Company, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC. (12)

(43) Amendment to the Participation Agreement between Midland National Life Insurance Company, Northern Lights Variable Trust and Northern Lights Distributors, LLC. (12)

(44) Amendment to the Participation Agreement between Midland National Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Investments LLC. (12)

(45) Amendment to the Participation Agreement between Midland National Life Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc., and Pioneer Funds Distributors, Inc. (12)

(46) Amendment to the Participation Agreement between Midland National Life Insurance Company, Royce Capital Fund and Royce Fund Services, Inc. (12)

(47) Participation Agreement between Midland National Life Insurance Company, First Life Investors Series Funds and First Investors Corporation (13)

(48) Participation Agreement between Midland National Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (13)



200F7sWHx8iaNfC1f
MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 07:19 EST | 196541 PARTC 4 | 6*
MIDLAND ADVISORY RIL | None | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C
Page 1 of 1

(49) Participation Agreement between Midland National Life Insurance Company, Columbia Funds Variable Insurance Trust I, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (13)

(50) Participation Agreement between Midland National Life Insurance Company, Columbia Funds Variable Series Trust II, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (13)

(51) Participation Agreement between Midland National Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, LLC and Columbia Management Investment Distributors, Inc. (13)

(52) Participation Agreement between Midland National Life Insurance Company, ALPS Variable Investment Trust, ALPS Advisors, Inc and ALPS Portfolio Solutions Distributor, Inc. (14)

(53) Participation Agreement between Midland National Life Insurance Company, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series. (14)

(54) Participation Agreement between Midland National Life Insurance Company, Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. (14)

(55) Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, LLC., Transparent Value Trust, Guggenheim Partners Investment Management, LLC, and ALPS Distributors, Inc. (14)

(56) Amendment to the Participation Agreement between Midland National Life Insurance Company, BlackRock Variable Series Funds, Inc., and BlackRock Investments, LLC. (14)

(57) Amendment to the Participation Agreement between Midland National Life Insurance Company, First Life Investors Series Funds and First Investors Corporation. (14)

(58) Participation Agreement between Midland National Life Insurance Company and T. Rowe Price. (15)

(59) Amendment to the Participation Agreement between Midland National Life Insurance Company, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC and Legg Mason Partners Fund Advisor, LLC. (15)

(60) Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, John Hancock Variable Insurance Trust and John Hancock Distributors, LLC (17)

(61) Participation Agreement between Midland National Life Insurance Company, Federated Insurance Series and Federated Securities Corp. (18)

(k) (1) Opinion and Consent of Counsel (21)

(2) Power of Attorney (21)

(l) (1) Consent of Independent Registered Public Accounting Firm (21)


200F7sWHx8ieLJbb6

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 07:21 EST | | 196541 PARTC 5 | 4* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

(m)   Not Applicable

(n)   Not Applicable

(o)   Not Applicable

---

1.   Incorporated herein by reference to Pre-Effective Amendment No. 2 for Form S-6 on April 23, 1997 (File No. 333-14061)
2.   Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on February 23, 1998 (File No. 33-64016)
3.   Incorporated herein by reference to Post-Effective Amendment No. 6 for Form S-6 on February 15, 2001 (File No. 333-14061)
4.   Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on April 28, 2003 (File No. 333-71800)
5.   Incorporated herein by reference to Initial N-4 Filing on June 7, 1993 (File 33-64016)
6.   Incorporated herein by reference to Post-Effective Amendment No. 4 for Form N-4 on April 29, 1997 (File No. 33-64016)
7.   Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-4 on April 28, 2008 (File No. 333-108437)
8.   Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form N-4 on December 15, 2011 (File No. 333-176870)
9.   Incorporated herein by reference to Post-Effective Amendment No. 1 for Form N-4 on April 25, 2012 (File No. 333-176870)
10.   Incorporated herein by reference to Post-Effective Amendment No. 2 for Form N-4 on September 20, 2012 (File No. 333-176870)
11.   Incorporated herein by reference to Post-Effective Amendment No. 8 for Form N-6 on April 26, 2013 (File No. 333-148824)
12.   Incorporated herein by reference to Post-Effective Amendment No. 3 for Form N-4 on April 26, 2013 (File No. 333-176870)
13.   Incorporated herein by reference to Post-Effective Amendment No. 4 for Form N-4 on July 12, 2013 (File No. 333-176870)
14.   Incorporated herein by reference to Post-Effective Amendment No. 7 for Form N-4 on July 25, 2014 (File No. 333-176870)
15.   Incorporated herein by reference to Post-Effective Amendment No. 9 for Form N-4 on July 16, 2015 (File No. 333-176870)
16.   Incorporated herein by reference to Post-Effective Amendment No. 11 for Form N-4 on April 25, 2017 (File No. 333-176870)
17.   Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-4 on April 27, 2018 (File No. 333-176870)
18.   Incorporated herein by reference to Post-Effective Amendment No. 13 for Form N-4 on April 29, 2019 (File No. 333-176870)
19.   Incorporated herein by reference to Post-Effective Amendment No. 14 for Form N-4 on March 6, 2020 (File No. 333-176870)
20.   Incorporated herein by reference to Initial N-4 Filing on February 12, 2022 (File No. 333-262682)
21.   Filed herewith.

Item 28. *Directors and Officers of the Depositor*

Name and Principal Business Address[1]	Position and Offices with Depositor
Esfandyar E. Dinshaw	President, Chairman of the Board & Chief Executive Officer
Gerald R. Blair[3]	President – Sammons Life Insurance Group
Darron K. Ash	Director
Willard Bunn, III	Director
James Roderick Clark	Director
Thomas Corcoran	Director
George A. Fisk	Director
William D. Heinz	Director
Heather Kreager	Director
Michael M. Masterson	Director


MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-LPF-147 22.2.1.0	LSW vavhk0ap	10-Feb-2022 05:02 EST		196541 PARTC 6	2*
MIDLAND ADVISORY RIL	None		DTF	20-Apr-2022 13:11 EST	MRKD	HMS ESS	0C

Name and Principal Business Address[1]	Position and Offices with Depositor
William L. Lowe	President – Sammons Institutional Group and Director
Ronovan G. Ottenbacher	President – Sammons Corporate Markets
Teri L. Ross	President – Shared Services
Robert R. TeKolste	President – SIAG and Director
David C. Attaway	Senior Vice President, Chief Financial Officer & Treasurer
Kelly Coomer[3]	Senior Vice President & Chief Information Officer
Anne Cooper	Senior Vice President and Chief Human Resources Officer
Rhonda Elming	Senior Vice President – Annuity Product Development
Brian Hansen	Senior Vice President, General Counsel & Secretary
Eric Y. Lin	Senior Vice President & Corporate Actuary
Donald T. Lyons	Senior Vice President
John D. Melvin	Senior Vice President & Chief Investment Officer
Joseph E. Paul	Senior Vice President – Corporate Markets
Brett Agnew	Vice President and Associate General Counsel – Securities & Corporate Services and Assistant Secretary
Stacy Bagby	Vice President – Sales & Compliance Administration
Marcy Baker	Vice President – Governance & Analysis
Kathleen Bartling[2]	Vice President – Marketing & Customer Experience Life
Neil Berns	Vice President & Chief Strategy Officer-Life
Jamie Beyer[2]	Vice President – Valuation
Bryce A. Biklen	Vice President and Chief Distribution Officer SIAG
Lori L. Bochner	Vice President – Marketing
Gregory J. Bonzagni	Vice President – National Sales
Jackie Cockrum	Vice President – Administration
Timothy Crawford	Vice President & Associate General Counsel-Life & Annuity Operations
Pam Doeppe	Vice President
Linda M. Durman	Vice President – Risk and Asset Liability Management
Daniel Edsen	Vice President – Finance Reporting
Kirk P. Evans	Vice President – Product Development & Risk Management
Christie Goodrich	Vice President – Life Product
Cyndi Hall	Vice President – Chief Compliance Officer
Jeannie Iannello[2]	Vice President – Life New Business & Underwriting
Robert Johnson, Jr.	Vice President – Chief Distribution & Sales Officer MNL
Mark Kalinowski[3]	Vice President – Investment & Hedging Strategies
Marty E. Kennedy	Vice President – Sales Independent Broker Dealer
Richard D. King	Vice President – Strategy, Change Management and Continuous Process Improvement
Tracey E. Knudtson	Vice President – Talent & Organizational Development and HR Business Partner
Craig S. Krimbill	Vice President – Audit
Jai Kuchimanchi[3]	Vice President & Chief Technology Officer
Khen Leuk[3]	Vice President – Annuity Product Management
Brent A. Mardis	Vice President, Chief Risk Officer
Kevin Mechtley	Vice President – Legal & Director Government Affairs
Paul J. Mocarski	Vice President & Chief Information Security Officer
Michael Mock	Vice President – Strategy & Corporate Development
Seth Nailor	Vice President – Agency Services
Nicholas Nelson	Vice President – Centralized Services
Thomas A. Nucaro	Vice President & Chief Tax Officer
Jackson Ode	Vice President – Sales MNL
Cheryl O'Heath[3]	Vice President – Information Technology
Susan B. Osweiler	Vice President – Financial Strategy
Melissa R. Phillips	Vice President – Sales Operations Life
Michael A. Pietig	Vice President – Annuity New Business and Suitability
Jan E. Reiser	Vice President – Information Technology



200F7sWHx8I3G!P1<

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:22 EST | | 196541 PARTC 7 | 4* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name and Principal Business Address[1]	Position and Offices with Depositor
Amy E. Rider	Vice President – Strategic Risk and Mortality Management
Melissa Scheuerman	Vice President – Business & Sales Development
Gary Self[2]	Vice President – Information Technology
Jeffery S. Stout	Vice President – Corporate Actuarial Modeling
Amy E. Teas	Vice President – Associate General Counsel- Litigation & Shared Services
Sarah Theis	Vice President & Chief Strategy Officer
Rachelle Tieszen[2]	Vice President – Total Rewards and HR Business Partner
Carmen Walter	Vice President – Product Development Corporate Markets
Heath C. Williams[2]	Vice President – Information Technology
Pat Glover	Associate Vice President – Financial Reporting
Michael P. Hagan	Associate Vice President – Anti-Money Laundering & Financial Crimes Officer
Theresa B. Kuiper[2]	Associate Vice President – Treasury Operations
Jodi Schultz[2]	Associate Vice President – Finance
Jill Williams[3]	Associate Vice President – Operational Compliance & Chief AML Officer

[1] Unless noted otherwise, the principal business address for each officer and director is 8300 Mills Civic Parkway, West Des Moines, IA 50266

[2] One Sammons Plaza, Sioux Falls, SD 57193-9991

[3] 525 W. Van Buren, Chicago, IL 60607

Item 29. *Persons Controlled By or Under Common Control With the Depositor or Registrant.*

The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Inc. The Registrant is a segregated asset account of Midland. Shares of Sammons Enterprises, Inc. are held by GreatBanc Trust Company, as Trustee of the Sammons Enterprises, Inc. Employee Stock Ownership Trust (ESOT). Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI), as of December 31, 2021, are:

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
3200 West Twain Holdings I LLC	DE	0.0
5180 CLO LP	DE	0
5180-2 CLO LP	DE	0
550 Capital, Inc.	DE	100.0
AAFT-MSN 29573 Holdco LLC	DE	100.0
AAFT-MSN 29573 Lender LLC	DE	100.0
AAFT-MSN 29573 LLC	DE	100.0
AAFT-MSN 29574 Holdco LLC	DE	100.0
AAFT-MSN 29574 Lender LLC	DE	100.0
AAFT-MSN 29574 LLC	DE	100.0
AAFT-MSN 31163 Holdco LLC	DE	100.0
AAFT-MSN 31163 Lender LLC	DE	100.0
AAFT-MSN 31163 LLC	DE	100.0
AAFT-MSN 31167 Holdco LLC	DE	100.0
AAFT-MSN 31167 Lender LLC	DE	100.0
AAFT-MSN 31167 LLC	DE	100.0
AAFT-MSN 33227 Holdco LLC	DE	100.0
AAFT-MSN 33227 Lender LLC	DE	100.0



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-240 22.3.29.0	LSW baner0ap	**20-Apr-2022 08:22 EST**		**196541 PARTC 8**	**2***
MIDLAND ADVISORY RIL	None		DTF	**20-Apr-2022 13:11 EST**	**MRKD**	**HMS ESS**	**0C**

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
AAFT-MSN 33227 LLC	DE	100.0
AAFT-MSN 33229 Holdco LLC	DE	100.0
AAFT-MSN 33229 Lender LLC	DE	100.0
AAFT-MSN 33229 LLC	DE	100.0
AAFT-MSN 33321 Holdco LLC	DE	100.0
AAFT-MSN 33321 Lender LLC	DE	100.0
AAFT-MSN 33321 LLC	DE	100.0
AAFT-MSN 33486 Holdco LLC	DE	100.0
AAFT-MSN 33486 Lender LLC	DE	100.0
AAFT-MSN 33486 LLC	DE	100.0
ABV Holdings, LLC	NC	100.0
AC Storage, LLC	DE	100.0
ACEI Holdco, LLC	DE	100.0
Acsal Holdco LLC	DE	0.0
Advanced Software, LLC	IN	100.0
AECORN, LLC	DE	0.0
AHC Villas Richmond, LLC	TX	70.0
AJ Highland Park Investors, LLC	DE	100.0
AJ Renaissance Place Investors, LLC	DE	100.0
Albemarle Solar Center, LLC	NC	100.0
Albion at Beachwood LLC	DE	50.0
Albion at Evanston Investors I, LLC	DE	100.0
Albion at Evanston, LLC	DE	100.0
Albion at Highland Park, LLC	DE	100.0
Albion at New Forum Member, LLC	DE	100.0
Albion at Oak Park Investors I, LLC	DE	35.0
Albion at Oak Park Member, LLC	DE	100.0
Albion at Oak Park, LLC	DE	100.0
Albion at Palatine, LLC	DE	100.0
Albion at Parklane GP, LLC	DE	100.0
Albion at Parklane Limited Partner, LLC	DE	100.0
Albion at Renaissance Place, LLC	DE	100.0
Albion Columbus 1, LLC	DE	100.0
Albion Columbus Investors 1, LLC	DE	20.0
Albion Construction LLC	DE	100.0
Albion DeVille Member LLC	DE	100.0
Albion HoldCo LLC	DE	100.0
Albion in the Gulch Investors, LLC	DE	100.0



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:22 EST | | 196541 PARTC 9 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Albion in the Gulch Member, LLC	DE	100.0
Albion in the Gulch, LLC	DE	100.0
Albion Jacobs Highland Park, LLC	DE	100.0
Albion Jacobs Renaissance Place, LLC	DE	100.0
Albion Residential LLC	DE	100.0
Albion WM 1, LLC	DE	100.0
Alternative Fuel Solutions, Inc.	DE	100.0
AMC Investor Holdings LLC	DE	0.0
AmeyBriggs Asset Holdings Limited	GBR	50.0
AmeyBriggs Assets Limited	GBR	100.0
AmeyBriggs Services Holding Limited	GBR	50.0
AmeyBriggs Services Limited	GBR	100.0
Artemis Aircraft Investments, LLC	DE	0.0
ASG Mortgage Investors, LLC	DE	35.3
Asheville Resolution Corporation	DE	100.0
Aspen Solar, LLC	NC	100.0
Asset Consulting Group, LLC	DE	100.0
AT Funding Note Issuer, LLC	DE	0.0
AxiaTP Development, LLC	IN	100.0
AxiaTP Resources, LLC	IN	100.0
Balloo Hire Centre Limited	IRE	100.0
Balloo Hire Limited	IRE	100.0
Balsam Solar, LLC	NC	100.0
Bannagroe Limited	IRE	100.0
BBEP Legacy Holdings, LLC	DE	100.0
BE Finance Limited	GBR	100.0
Beachwood Apartments LLC	DE	100.0
Beacon Capital Management, Inc.	OH	100.0
BellTech Capital, LLC	DE	100.0
Bennington Stark Capital Company, LLC	DE	100.0
Beulah Belle Grazing Association, LLC	WY	100.0
BFC Capital Company, LLC	DE	100.0
Bingham CDO L.P.	CYM	0.0
Biscay GSTF III, LLC	DE	100.0
Blanford Capital Company #1, LLC	CYM	100.0
Blanford Capital Company #10, LLC	CYM	100.0
Blanford Capital Company #11, LLC	CYM	100.0
Blanford Capital Company #12, LLC	CYM	100.0


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | **20-Apr-2022 08:22 EST** | | **196541 PARTC 10** | **2*** |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | **HMS ESS** | **0C** |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Blanford Capital Company #13, LLC	CYM	100.0
Blanford Capital Company #14, LLC	CYM	100.0
Blanford Capital Company #15, LLC	CYM	100.0
Blanford Capital Company #16, LLC	CYM	100.0
Blanford Capital Company #17, LLC	CYM	100.0
Blanford Capital Company #18, LLC	CYM	100.0
Blanford Capital Company #19, LLC	CYM	100.0
Blanford Capital Company #2, LLC	CYM	100.0
Blanford Capital Company #20, LLC	CYM	100.0
Blanford Capital Company #21, LLC	CYM	100.0
Blanford Capital Company #22, LLC	CYM	100.0
Blanford Capital Company #23, LLC	CYM	100.0
Blanford Capital Company #24, LLC	CYM	100.0
Blanford Capital Company #25, LLC	CYM	100.0
Blanford Capital Company #26, LLC	CYM	100.0
Blanford Capital Company #3, LLC	CYM	100.0
Blanford Capital Company #4, LLC	CYM	100.0
Blanford Capital Company #5, LLC	CYM	100.0
Blanford Capital Company #6, LLC	CYM	100.0
Blanford Capital Company #7, LLC	CYM	100.0
Blanford Capital Company #8, LLC	CYM	100.0
Blanford Capital Company #9, LLC	CYM	100.0
Bound Brook Capital Corporation	DE	100.0
BRE NC Solar 1, LLC	NC	100.0
Briggs Equipment Ireland Limited	IRE	100.0
Briggs Equipment Mexico, Inc.	DE	100.0
Briggs Equipment UK Limited	GBR	100.0
Briggs Equipment, Inc.	DE	100.0
Briggs Equipment, S.A. de C.V.	MEX	99.0
Briggs Equipment, S.A. de C.V.	MEX	1.0
Briggs International, Inc.	DE	100.0
Briggs UK Holdings, Inc.	DE	100.0
Broadway Solar Center, LLC	NC	100.0
Bronco Media Holdings LLC	DE	0.0
Bronco Media Holdings LLC	DE	0.0
Bronco Media Holdings LLC	DE	0.0
Bronco Media MM LLC	DE	100.0
Cainhoy Land & Timber, LLC	DE	65.5



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:22 EST | | 196541 PARTC 11 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Campa Funding LLC	DE	0.0
Canal Reinsurance Company	IA	100.0
CardCash Holdings, LLC	DE	0.0
Carmocela Investimentos Imobiliarios e Turisticosm Unipessoal, Lda	PRT	100.0
CCE Funding LLC	DE	100.0
CCI Bethesda SL LLC	DE	100.0
CCI Historic, Inc.	DE	100.0
CCI Residential LLC	DE	100.0
CCI Tysons SL, LLC	DE	100.0
CCI/HTC, Inc.	DE	100.0
Cedar Solar, LLC	NC	100.0
Cedar Springs (Cayman) Ltd.	CYM	100.0
Cedar Springs Capital Company, LLC	DE	100.0
Channel Capital Group Holdings, LLC	DE	38.3
Channel Capital Group LLC	DE	100.0
Chelsea Creek Capital Company, LLC	DE	100.0
Clemina Hydro Power GP Ltd.	BC	100.0
Clemina Hydro Power LP	BC	99.0
Clemina Hydro Power LP	BC	0.01
Collectible Antiquities Company, LLC	DE	100.0
Columbia Mountains Power GP Ltd.	BC	100.0
Columbia Mountains Power LP	BC	99.0
Columbia Mountains Power LP	BC	0.01
Community Investments, Inc.	DE	100.0
Compatriot Capital, Inc.	DE	100.0
Concord Minutemen Capital Company, LLC	DE	100.0
Consolidated Investment Services, Inc.	NV	100.0
Constitution, LLC	DE	100.0
Controladora Briggs de Mexico, S. de R.L. de C.V.	MEX	99.0
Controladora Briggs de Mexico, S. de R.L. de C.V.	MEX	1.0
Copper River CLO Ltd.	CYM	0
Corio Funding, LLC	DE	100.0
Corio RR Finance Co., LLC	DE	100.0
Corio RR Finance Co.-2, LLC	DE	100.0
Corio RR Finance-3, LLC	DE	100.0
Corio RR Finance-4, LLC	DE	100.0


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:22 EST | | 196541 PARTC 12 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Corio RR Funding, LLC	DE	100.0
Cornwall Solar Center, LLC	NC	100.0
Covestre Capital Holdings LLC	DE	100.0
Covestre Capital LLC	DE	100.0
Covestre Capital PropCo-1 LLC	DE	100.0
Covestre Capital PropCo-10 LLC	DE	100.0
Covestre Capital PropCo-11 LLC	DE	100.0
Covestre Capital PropCo-12 LLC	DE	100.0
Covestre Capital PropCo-13 LLC	DE	100.0
Covestre Capital PropCo-14 LLC	DE	100.0
Covestre Capital PropCo-15 LLC	DE	100.0
Covestre Capital PropCo-16 LLC	DE	100.0
Covestre Capital PropCo-17 LLC	DE	100.0
Covestre Capital PropCo-18 LLC	DE	100.0
Covestre Capital PropCo-19 LLC	DE	100.0
Covestre Capital PropCo-2 LLC	DE	100.0
Covestre Capital PropCo-20 LLC	DE	100.0
Covestre Capital PropCo-21 LLC	DE	100.0
Covestre Capital PropCo-22 LLC	DE	100.0
Covestre Capital PropCo-23 LLC	DE	100.0
Covestre Capital PropCo-24 LLC	DE	100.0
Covestre Capital PropCo-25 LLC	DE	100.0
Covestre Capital PropCo-26 LLC	DE	100.0
Covestre Capital PropCo-27 LLC	DE	100.0
Covestre Capital PropCo-28 LLC	DE	100.0
Covestre Capital PropCo-29 LLC	DE	100.0
Covestre Capital PropCo-3 LLC	DE	100.0
Covestre Capital PropCo-30 LLC	DE	100.0
Covestre Capital PropCo-31 LLC	DE	100.0
Covestre Capital PropCo-32 LLC	DE	100.0
Covestre Capital PropCo-33 LLC	DE	100.0
Covestre Capital PropCo-34 LLC	DE	100.0
Covestre Capital PropCo-35 LLC	DE	100.0
Covestre Capital PropCo-36 LLC	DE	100.0
Covestre Capital PropCo-37 LLC	DE	100.0
Covestre Capital PropCo-38 LLC	DE	100.0
Covestre Capital PropCo-39 LLC	DE	100.0
Covestre Capital PropCo-4 LLC	DE	100.0



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:22 EST | | 196541 PARTC 13 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Covestre Capital PropCo-40 LLC	DE	100.0
Covestre Capital PropCo-5 LLC	DE	100.0
Covestre Capital PropCo-6 LLC	DE	100.0
Covestre Capital PropCo-7 LLC	DE	100.0
Covestre Capital PropCo-8 LLC	DE	100.0
Covestre Capital PropCo-9 LLC	DE	100.0
Crestwood Solar Center, LLC	NC	100.0
Crown Point Capital Company, LLC	DE	100.0
CSCN LLC	DE	0.0
DBI/ASG Advisors, LP	DE	14.0
DBI/ASG Mortgage Acquisition Fund I, LP	DE	55.4
DC Solutions LLC	DE	100.0
Dement Farm, LLC	NC	100.0
DLPG II Executive, LLC	DE	0.0
DLPG, LLC	DE	100.0
Duplin Solar II, LLC	NC	100.0
Durham Solar, LLC	NC	100.0
E2M Holdings, LLC	DE	30.0
E2M Partners, LLC	DE	100.0
E2M Villas at RPW, LLC	TX	79.3
ELM 2 MM Funding LLC	DE	100.0
ELM 3 MM Funding LLC	DE	100.0
ELM MM LLC	DE	100.0
Elm Solar, LLC	NC	100.0
English Hydro Power GP Ltd.	BC	100.0
English Hydro Power LP	BC	0.01
English Hydro Power LP	BC	99.0
Enterhealth, LLC	TX	21.3
ESA Newton Grove 1 NC, LLC	NC	100.0
ESA Selma NC 1, LLC	NC	100.0
ESA Smithfield 1 NC, LLC	NC	100.0
ETCO C-B LLC	DE	0.0
ETCO C-G LLC	DE	0.0
ETGP-AMZ 1 Venture, LP	DE	97.0
ETGP-AMZ 2 Venture, LP	DE	97.0
ETMF C-B LLC	DE	0.0
ETMF C-G LLC	DE	0.0
ETUR C-B LLC	DE	0.0



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-240 22.3.29.0	LSW baner0ap	20-Apr-2022 08:22 EST		196541 PARTC 14	2*
MIDLAND ADVISORY RIL	None		DTF	20-Apr-2022 13:11 EST	MRKD	HMS ESS	0C

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
ETUR C-G 2 LLC	DE	0.0
ETUR C-G LLC	DE	100.0
ETUR C-G LLC	DE	0.0
FD Orange Beach 859, LLC	DE	100.0
Fitzcarraldo Funding LLC	DE	0.0
Forklift Operations de Mexico, S.A. de C.V.	MEX	99.0
Forklift Operations de Mexico, S.A. de C.V.	MEX	1.0
Forkway (Hire) Limited	GBR	100.0
Forkway Group Limited	GBR	100.0
Forkway Limited	GBR	100.0
Forrestal Portfolios LLC	DE	100.0
Fosthall Creek Power LP	BC	99.0
Franklin Park (Cyprus) Limited	CYP	100.0
GC Deferred Compensation I, LLC	DE	100.0
GC Disbursement Agent, LLC	DE	100.0
GC Orpheus Investors, LLC	DE	21.7
GC Orpheus Investors, LLC	DE	0.0
GC Parent Holdings, LLC	DE	100.0
GC Pilar Golf Investment, LLC	DE	100.0
G-Covestre Capital Holdings LLC	DE	0.0
G-Craton Holdings LLC	DE	0.0
G-Craton MM LLC	DE	100.0
GDP - Pilara Lotes, LLC	DE	100.0
Generation Financial Group LLC	DE	50.0
Generation Financial Group LLC	DE	50.0
Generation Mortgage Company, LLC	CA	100.0
Gerrity Group, LLC	DE	100.0
Gerrity Holdings LLC	DE	40.0
Gerrity Retail Fund 3 Management, LLC	DE	100.0
Gerrity Retail Fund 3, L.P.	DE	40.0
Gerrity Retail Fund 3, L.P.	DE	0.0
Gerrity Retail Fund 3, L.P.	DE	4.3
Gerrity Retail Investors 3, LLC	DE	94.7
Gerrity Retail Partners 3, LLC	DE	100.0
G-Ficus Holdings LLC	DE	0.0
G-Ficus MM LLC	DE	0.0
GFL Access Limited	GBR	100.0
GFL Holdings Limited	GBR	100.0


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | **20-Apr-2022 08:23 EST** | | **196541 PARTC 15** | **2*** |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | **HMS ESS** | **0C** |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
GFMH, LLC	DE	99.77
GFP Green Inc.	CYM	100.0
GFP Peru Dunas Holdings, Inc.	CYM	100.0
GFPIC, L.P.	CYM	34.5
GFPID, LLC	DE	40.0
GGIC Greenbacker Funding Ltd.	CYM	100.0
GGIC IIP Holdings Ltd.	CYM	100.0
GGIC IIP Holdings, L.P.	CYM	0.0
GGIC IIP Holdings, L.P.	CYM	85.7
GGIC KTI Holdings Ltd.	CYM	100.0
GGIC Manager, LLC	DE	100.0
GGIC, Ltd.	CYM	75.6
GGP Holdco, LLC	DE	100.0
GGP Sponsor Holdings, LLC	DE	100.0
GI Holdco II LLC	DE	100.0
GI Holdco II Sub LLC	DE	100.0
GI Holdco LLC	DE	100.0
GIA Europe Holdings, Ltd.	CYM	100.0
GIBSL SN, LLC	DE	0
GIES Holdco, LLC	DE	0.0
GIES Investment, LLC	DE	0.0
GIES Managing Member, LLC	DE	100.0
GIES, LLC	DE	89.8
GIES, LLC	DE	0.0
GIFM Holdings Trust	DE	100.0
GIFMS Capital Company, LLC	CYM	99.5
GIFMS Capital Company, LLC	CYM	0.0
GIFS Capital Company, LLC	CYM	100
Gila Bend Power Partners, LLC	DE	50.0
GIM GP Ltd.	CYM	100.0
GLAC Holdings, LLC	DE	100.0
GLAC LV Holdings, LLC	DE	99.5
GLAC LV Holdings, LLC	DE	0.0
GM Lansing 824, LLC	DE	100.0
GMI GPIM, LLC	DE	100.0
GMI GPIMH, LLC	DE	100.0
GN Fund I, LLC	FL	100.0
GNP-BA S.R.L.	ARG	95.0



200F7sWHx8I4qC!b(

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:23 EST | | 196541 PARTC 16 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
GNP-BA, LLC	FL	100.0
GNP-IC, LLC	DE	100.0
GNP-MR, LLC	ID	100.0
G-One Holdings LLC	DE	0.0
G-One MM LLC	DE	100.0
Gores Guggenheim Inc.	DE	50.0
Gores Guggenheim Sponsor LLC	DE	50.0
GP Feeder Fund Management, LLC	DE	100.0
GP Holdco, LLC	DE	99.5
GP Holdco, LLC	DE	0.0
GP India Opportunities Feeder Fund, LP	CYM	0.0
GPAM Holdings II, LLC	DE	100.0
GPAM Holdings, Inc.	DE	100.0
GPC LIX, LLC	DE	100.0
GPF SMLP, LLC	DE	0.0
GPFT Holdco, LLC	DE	100.0
GPH Funding II, LLC	DE	100.0
GPH Funding II, LLC	DE	100
GPH Holdco, LLC	DE	100.0
GPI Ventures, LLC	DE	100.0
GPIM Holdings VIII, Ltd.	CYM	100.0
GPIMH Sub Holdco, Inc.	DE	100.0
GPIMH Sub, LLC	DE	100.0
G-PIPE LLC	DE	0.0
G-PIPE MM LLC	DE	0.0
GPM: Fundrise, LLC	DE	100
GPM-Center Court, LLC	DE	0.0
G-Prairie LLC	DE	0.0
G-Prairie MM LLC	DE	100.0
G-PUFF 2 LLC	DE	0.0
G-PUFF 2 MM LLC	DE	100.0
G-PUFF LLC	DE	0.0
G-PUFF MM LLC	DE	0.0
Great Bridge Capital Company, LLC	DE	100.0
GRF Special, LLC	DE	0.0
GRF Special, LLC	DE	100.0
GRREP Holdings, LLC	DE	99.5
GRREP Holdings, LLC	DE	0.0



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:23 EST | | 196541 PARTC 17 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
GS Gamma Advisors, LLC	DE	50.0
GS Gamma Investments, LLC	DE	0.0
GS Gamma Management, LLC	DE	50.0
GSA, LLC	DE	100.0
GSFI, LLC	DE	70.0
GSFI, LLC	DE	0.0
GSFI, LLC	DE	30.0
Guggenheim Advisors, LLC	DE	100.0
Guggenheim Alternative Asset Management, LLC	DE	100.0
Guggenheim Capital Management (Asia) Private Limited	IND	99.0
Guggenheim Capital, LLC	DE	36.5
Guggenheim Core Plus Fund, LLC	DE	0.0
Guggenheim Corporate Funding, LLC	DE	100.0
Guggenheim Credit Services, LLC	DE	100.0
Guggenheim Development Services, LLC	DE	100.0
Guggenheim Disbursement Agent, LLC	DE	100.0
Guggenheim Energy LLC	DE	100.0
Guggenheim Energy Opportunities Fund, LP	DE	0.0
Guggenheim Funds Distributors, LLC	DE	100.0
Guggenheim Funds Investment Advisors, LLC	DE	100.0
Guggenheim Funds Services, LLC	DE	100.0
Guggenheim GGP Holdings, LLC	DE	100.0
Guggenheim Global Investments Public Limited Company	IRL	100.0
Guggenheim Global Investments Public Limited Company	IRL	0.0
Guggenheim GN Fund I, Ltd. (fka Guggenheim-Nicklaus Fund I, Ltd.)	FL	89.5
Guggenheim GN Fund I, Ltd. (fka Guggenheim-Nicklaus Fund I, Ltd.)	FL	0.0
Guggenheim GNP, LLC (fka Guggenheim Nicklaus Partners, LLC)	DE	70.0
Guggenheim Golf Properties Investor, LLC	DE	99.5
Guggenheim Golf Properties Investor, LLC	DE	0.0
Guggenheim GPH Holdings, LLC	DE	100.0
Guggenheim High-Yield Fund, LLC	DE	0.0
Guggenheim High-Yield Plus Fund LLC	DE	0.0
Guggenheim High-Yield Plus Fund SPC	CYM	0.0


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | **20-Apr-2022 08:23 EST** | | **196541 PARTC 18** | **2*** |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | **HMS ESS** | **0C** |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Guggenheim High-Yield Plus Master Fund SPC	CYM	0.0
Guggenheim Holdco Sub II, LLC	DE	100.0
Guggenheim Insurance Holdco, LLC	DE	100.0
Guggenheim Investment Advisors (Europe) Limited	GBR	100.0
Guggenheim Investment Advisors, LLC	DE	100.0
Guggenheim Investor Services, LLC	DE	100
Guggenheim Investors Fund LLC	DE	0.0
Guggenheim Loan Agent, LLC	DE	100.0
Guggenheim Loan Fund, LLC	DE	0.0
Guggenheim Loan Services Company, Inc.	CA	100.0
Guggenheim Loan Services Company, LLC	DE	100.0
Guggenheim Management, LLC	DE	100.0
Guggenheim Manager, Inc.	DE	100.0
Guggenheim NSA Napoli-Mirabella Trust 2019	DE	0.0
Guggenheim Opportunities Investors I-B, LLC	DE	100.0
Guggenheim Opportunities Investors IV, LLC	DE	100.0
Guggenheim Opportunities Investors V, LLC	DE	100.0
Guggenheim Opportunities Investors VI, LLC	DE	100.0
Guggenheim Partners Advisors, LLC	DE	100.0
Guggenheim Partners Advisory Company	SD	100.0
Guggenheim Partners Europe Limited	IRL	100.0
Guggenheim Partners Fund Management (Europe) Limited	IRL	100.0
Guggenheim Partners Holdings, LLC	DE	100.0
Guggenheim Partners India GP, LLC	DE	33.3
Guggenheim Partners India Holdings, LLC	DE	100.0
Guggenheim Partners India Management, LLC	DE	100.0
Guggenheim Partners Investment Management Holdings, LLC	DE	99.5
Guggenheim Partners Investment Management Holdings, LLC	DE	0
Guggenheim Partners Investment Management, LLC	DE	99.9
Guggenheim Partners Investment Management, LLC	DE	0
Guggenheim Partners Japan, Ltd.	JPN	100.0


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:23 EST | | 196541 PARTC 19 | 2* |
| **MIDLAND ADVISORY RIL** | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Guggenheim Partners Middle East Limited	ARE	100.0
Guggenheim Partners Opportunistic Investment Grade Securities Fund 2015, LLC	DE	0.0
Guggenheim Partners Opportunistic Investment Grade Securities Fund, LLC	DE	0.0
Guggenheim Partners Opportunistic Investment Grade Securities Master Fund, Ltd.	CYM	100.0
Guggenheim Partners Opportunistic Investment Grade Securities Private Pensions Fund, LLC	DE	0.0
Guggenheim Partners, LLC	DE	100.0
Guggenheim Payroll Agent, LLC	DE	100.0
Guggenheim Portfolio Company VII, LLC	DE	100.0
Guggenheim Portfolio Company X, LLC	DE	100.0
Guggenheim Premises I, LLC	DE	99.5
Guggenheim Premises I, LLC	DE	0.0
Guggenheim Private Debt Fund 2.0 Managing Member, LLC	DE	100.0
Guggenheim Private Debt Fund 2.0, LLC	DE	0.0
Guggenheim Private Debt Fund 2.0, Ltd.	CYM	0.0
Guggenheim Private Debt Fund 2.0-I, LLC	DE	0.0
Guggenheim Private Debt Fund 3.0 Managing Member, LLC	DE	100
Guggenheim Private Debt Fund Managing Member, LLC	DE	100.0
Guggenheim Private Debt Fund Note Issuer 2.0, LLC	DE	0.0
Guggenheim Private Debt Fund Note Issuer, LLC	DE	0.0
Guggenheim Private Debt Fund Throne Investco, LLC	DE	100.0
Guggenheim Private Debt Fund Throne Investco, LLC	DE	0.0
Guggenheim Private Debt Fund Trinity Investco, LLC	DE	100.0
Guggenheim Private Debt Fund, LLC	DE	0.0
Guggenheim Private Debt Fund, Ltd.	CYM	0.0
Guggenheim Private Debt Master Fund 2.0, LLC	DE	74.6
Guggenheim Private Debt Master Fund 2.0, LLC	DE	12.4
Guggenheim Private Debt Master Fund 2.0, LLC	DE	13.1



| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | **20-Apr-2022 08:23 EST** | | **196541 PARTC 20** | **2*** |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | **HMS ESS** | **0C** |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Guggenheim Private Debt Master Fund 2.0, LLC	DE	0.0
Guggenheim Private Debt Master Fund, LLC	DE	0.0
Guggenheim Private Debt MFLTB 2.0, LLC	DE	100.0
Guggenheim Real Estate (CA), Inc. (fka Guggenheim Real Estate (CA), Inc. (fka Guggenheim Commercial Real Estate Finance (CA), Inc.)	DE	100
Guggenheim Real Estate, LLC (fka Guggenheim Commercial Restate Finance, LLC)	DE	100
Guggenheim Receivable Financing, LLC	DE	100.0
Guggenheim Retail Real Estate Partners, LLC	DE	100.0
Guggenheim Securities Credit Partners, LLC	DE	100.0
Guggenheim Securities International, Ltd.	GBR	100.0
Guggenheim Securities, LLC	DE	100.0
Guggenheim Services, LLC	DE	99.5
Guggenheim Services, LLC	DE	0.0
Guggenheim SPAC Holdings, LLC	DE	99.5
Guggenheim SPAC Holdings, LLC	DE	0.0
Guggenheim Special Purpose Acquisition Corp. I	CYM	100.0
Guggenheim Transparent Value, LLC	DE	99.5
Guggenheim Transparent Value, LLC	DE	0.0
Guggenheim Treasury Services (Europe) Limited	GBR	100.0
Guggenheim Treasury Services Corporation (N.Y.)	DE	100.0
Guggenheim Treasury Services International Limited	CYM	100.0
Guggenheim Treasury Services, LLC	DE	100.0
Guggenheim Trust Assets, LLC	DE	100.0
Guggenheim-meZocliq Holdings, LLC	DE	100.0
GW Ocean, LLC	DE	50.0
GW Phoenix 799, LLC	DE	100.0
GWM Holdco, LLC	DE	99.5
GWM Holdco, LLC	DE	0.0
Gwynedd Forklifts Limited	GBR	100.0
H2 Fuels, Inc.	DE	100.0
Harrell's Hill Solar Center, LLC	NC	100.0
Heelstone Energy II, LLC	DE	100.0



| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | **20-Apr-2022 08:23 EST** | | **196541 PARTC 21** | **2*** |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | **HMS ESS** | **0C** |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Heelstone Energy III, LLC	DE	100.0
Heelstone Energy Investor VI, LLC	DE	1.0
Heelstone Energy Investor VII, LLC	DE	1.0
Heelstone Energy IV, LLC	DE	100.0
Heelstone Energy V, LLC	DE	100.0
Heelstone Energy VI, LLC	DE	100.0
Heelstone Energy VIII, LLC	DE	100.0
Heelstone Energy, LLC	DE	100.0
Heelstone Land Holdings, LLC	DE	100.0
Heestone Energy VII, LLC	DE	100.0
Hesa GSTF V, LLC	DE	100.0
Heyday Insurance Agency	DE	100.0
Highland Solar Center, LLC	NC	100.0
Hiremech Holdings Limited	GBR	100.0
Hiremech Limited	GBR	100.0
Hitec Lift Trucks Limited	GBR	100.0
Hyperscale Funding LLC	DE	0.0
Hyperscale MM Funding LLC	DE	100.0
Hypnos C-B LLC	DE	0.0
Hypnos C-G LLC	DE	0.0
Hypnos Funding LLC	DE	0.0
Hypnos Holdco LLC	DE	0.0
Hypnos MM LLC	DE	100.0
Industrial US Holdings, Inc.	DE	100.0
Innovative Solar 23, LLC	NC	100.0
Internet Radio Funding II, LLC	DE	0.0
Internet Radio Funding, LLC	DE	0.0
IPEX LLC	DE	100.0
IPEX Services, LLC	DE	100.0
Iron Hill CLO Designated Activity Company	IRL	0
I-SAIL, LLC	DE	0
J.B. Plant Hire (Dungannon) Limited	GBR	100.0
J.B. Plant Hire Limited	GBR	100.0
Jasmine Asset Funding Limited	CYM	100.0
Java Acquisition Company 0013, LLC	DE	100.0
Java Acquisition Company 0031, LLC	DE	100.0
JL Ada 1846, LLC	DE	100.0
JL Appleton 980, LLC	DE	100.0


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:23 EST | | 196541 PARTC 22 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
JL Bedford 1458, LLC	DE	100.0
JL Bee Cave 1559, LLC	DE	100.0
JL Beloit 1365, LLC	DE	100.0
JL Bentonville 1412, LLC	DE	100.0
JL Bolivar 1575, LLC	DE	100.0
JL Brownsville 1524, LLC	DE	100.0
JL Cape Girardeau 1502, LLC	DE	100.0
JL Centerton 1337, LLC	DE	100.0
JL Chattanooga 1491, LLC	DE	100.0
JL Chickasha 1476, LLC	DE	100.0
JL Corpus Christi 1454, LLC	DE	100.0
JL Cortlandville 1462, LLC	DE	100.0
JL Cypress 821, LLC	DE	100.0
JL Cypress 894, LLC	DE	100.0
JL Delavan 1363, LLC	DE	100.0
JL Dripping Springs 1369, LLC	DE	100.0
JL El Paso 1537, LLC	DE	100.0
JL El Paso 1542, LLC	DE	100.0
JL El Paso 1546, LLC	DE	100.0
JL Evansville 1459, LLC	DE	100.0
JL Fayetteville 1336, LLC	DE	100.0
JL Flowood 1515, LLC	DE	100.0
JL Fort Oglethorpe 1492, LLC	DE	100.0
JL Fort Worth 1393, LLC	DE	100.0
JL Fort Worth 834, LLC	DE	100.0
JL Frankfort 1460, LLC	DE	100.0
JL Georgetown 1407, LLC	DE	100.0
JL Hamburg 1301, LLC	DE	100.0
JL Huntley 797, LLC	DE	100.0
JL Irondequoit 1252, LLC	DE	100.0
JL Jeffersonville 1440, LLC	DE	100.0
JL Joplin 1391, LLC	DE	100.0
JL Katy 916, LLC	DE	100.0
JL Kyle 1338, LLC	DE	100.0
JL Lake Hallie 1434, LLC	DE	100.0
JL Lexington 1436, LLC	DE	100.0
JL Little Rock 1489, LLC	DE	100.0
JL Louisville 1437, LLC	DE	100.0


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | **20-Apr-2022 08:23 EST** | | **196541 PARTC 23** | **2*** |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | **HMS ESS** | **0C** |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
JL Machesney Park 1388, LLC	DE	100.0
JL Manitowoc 1257, LLC	DE	100.0
JL Manvel 1255, LLC	DE	100.0
JL Marion 1499, LLC	DE	100.0
JL Mason 1523, LLC	DE	100.0
JL McAlester 1490, LLC	DE	100.0
JL Milwaukee 1397, LLC	DE	100.0
JL Mobile 1536, LLC	DE	100.0
JL New Hartford 1463, LLC	DE	100.0
JL Nicholasville 1389, LLC	DE	100.0
JL Nixa 1386, LLC	DE	100.0
JL Normal 1378, LLC	DE	100.0
JL Normal 1457, LLC	DE	100.0
JL Oconomowoc 1513, LLC	DE	100.0
JL Oshkosh 1465, LLC	DE	100.0
JL Owensboro 1461, LLC	DE	100.0
JL Pharr 1482, LLC	DE	100.0
JL Plover 1320, LLC	DE	100.0
JL Porter 1414, LLC	DE	100.0
JL Princeton 1332, LLC	DE	100.0
JL Radcliff 1569, LLC	DE	100.0
JL Rib Mountain 1319, LLC	DE	100.0
JL Richland 1509, LLC	DE	100.0
JL Rockford 1428, LLC	DE	100.0
JL Romeoville 1318, LLC	DE	100.0
JL Saraland 1552, LLC	DE	100.0
JL Siloam Springs 1448, LLC	DE	100.0
JL Somers 1403, LLC	DE	100.0
JL Spring 1384, LLC	DE	100.0
JL Springdale 1357, LLC	DE	100.0
JL Springfield 1433, LLC	DE	100.0
JL Springfield 1495, LLC	DE	100.0
JL St. Robert 1582, LLC	DE	100.0
JL Sycamore 1379, LLC	DE	100.0
JL Webster 1313, LLC	DE	100.0
JLB 2728 Cedar Springs, LP	TX	30.0
JLB 2728 Cedar Springs, LP	TX	70.0
JLB BUILDERS LLC	TX	100.0


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:23 EST | | 196541 PARTC 24 | 2* |
| **MIDLAND ADVISORY RIL** | None | | DTF | 20-Apr-2022 13:11 EST | **MRKD** | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
JLB Center Street, LP	TX	70.0
JLB Center Street, LP	TX	30.0
JLB Chapman GP LLC	DE	100.0
JLB Chapman LP	DE	100.0
JLB Chapman LP	DE	100.0
JLB McLean LLC	DE	39.0
JLB McLean LLC	DE	21.9
JLB McLean Partners LP	DE	65.7
JLB Partners LLC	DE	40.0
JLB Portales Partners LLC	DE	50.0
JLB Portales Partners Mgr L.P.	TX	23.9
JLB Portales Partners Mgr L.P.	TX	76.1
JLB REALTY LLC	TX	100.0
JLB RESIDENTIAL LLC	TX	100.0
JLB Stafford Land LP	TX	100.0
JLB Stafford Phase I GP LLC	TX	100.0
JLB Stafford Phase I L.P.	TX	70.0
JLB Stafford Phase I L.P.	TX	30.0
JLB Stafford Phase I L.P.	TX	0.0
JLB Stafford Phase Two GP LLC	TX	100.0
JLB Stafford Phase Two L.P.	TX	85.0
JLB Stafford Phase Two L.P.	TX	15.0
JLB Stafford Phase Two L.P.	TX	0.0
JLB West Paces Phase I GP LLC	TX	100.0
JLB West Paces Phase I L.P.	TX	80.0
JLB West Paces Phase I L.P.	TX	19.0
JLB West Paces Phase I L.P.	TX	1.0
JLB Winhall, LP	TX	70.0
JLB Winhall, LP	TX	30.0
JLSB Fort Smith 1405, LLC	DE	100.0
JLx3, LLC	DE	61.1
K Launch, LLC	IN	100.0
K2 Development, LLC	DE	100.0
KDC HoldCo LLC	DE	25.0
KDC Real Estate JV I Controlling GP LLC	DE	25.0
KDC Real Estate JV I General Partner LP	DE	48.5
KDC Real Estate JV I General Partner LP	DE	0.0
KDC Real Estate JV I LP	DE	48.4


MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-240 22.3.29.0	LSW baner0ap	**20-Apr-2022 08:23 EST**		**196541 PARTC 25**	**2***
MIDLAND ADVISORY RIL	None		DTF	**20-Apr-2022 13:11 EST**	**MRKD**	**HMS ESS**	**0C**

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
KDC Real Estate JV I LP	DE	0.2
KDC Real Estate JV I Operating LLC	DE	100.0
KDC Real Estate JV I REIT LLC	DE	100.0
KDC Real Estate JV I REIT LLC	DE	0.0
KDC Real Estate JV I REIT Manager LLC	DE	25.0
Kemps Landing Capital Company, LLC	DE	100.0
Kenansville Solar Farm, LLC	NC	100.0
Kennecott Funding Ltd.	CYM	0
Kerauno Holdings, LLC	IN	34.0
Kips Bay Capital Company #2, LLC	CYM	100.0
Kips Bay Capital Company #4, LLC	CYM	100.0
Lafayette Solar I, LLC	NC	100.0
Lansing 824 Retail, LLC	DE	100.0
Laois Hire Services Limited	IRE	100.0
Laramie Wind LLC	WY	100.0
Laurinburg Solar, LLC	NC	100.0
LAV MP Holding, LLC	DE	100.0
Legacy Capital Company, LLC	DE	100.0
Legacy KDC Holdings, LLC	DE	35.6
Lexington Parker Capital Company, L.L.C.	DE	100.0
Liberty Hampshire Holdings, LLC	DE	99.5
Liberty Hampshire Holdings, LLC	DE	0.0
Links GKPL Holdco, LLC	DE	100.0
Links GPJL Holdco, LLC	DE	100.0
Links Holdings LLC	DE	99.5
Links Holdings LLC	DE	0.0
Links Holdings, Inc.	DE	100.0
Lionel Investors LLC	DE	44.0
Lionel Investors LLC	DE	0.0
Littlefield Solar Center, LLC	NC	100.0
Longhorn Trail Ranch II, Ltd.	TX	40.0
Magma WCFF II Ltd.	CYM	0
MERLIN Series 2015-A LLC	DE	0.0
MERLIN Series 2015-B LLC	DE	0.0
MERLIN Series 2015-C LLC	DE	0.0
Metric Finance Acquisition Corp. I	DE	100.0
Metric Finance Acquisition Corp. II	CYM	100.0
Metric Finance Acquisition Corp. III	CYM	100.0


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:23 EST | | 196541 PARTC 26 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Metric Finance Acquisition Corp. IV (fka Bound Brook Capital Corporation)	DE	100
Metric Finance Holdings I, LLC	DE	100.0
Metric Finance Holdings II, LLC	DE	100.0
Metric Finance Holdings III, LLC	DE	100.0
Metric Finance TopCo, LLC	DE	99.5
Metric Finance TopCo, LLC	DE	0.0
Mexcolift Servicios de Personnel, S. de R.L. de C.V.	MEX	99.0
Mexcolift Servicios de Personnel, S. de R.L. de C.V.	MEX	1.0
meZocliq LLC	DE	41.9
Midland National Life Insurance Company	IA	100.0
Midway Wind, LLC	DE	100.00
MNL Reinsurance Company	IA	100.0
Molly Aida Funding LLC	DE	0.0
Montacargas Yale de Mexico, S.A. de C.V.	MEX	99.0
Montacargas Yale de Mexico, S.A. de C.V.	MEX	1.0
Moore's Creek Capital Corporation	DE	100.0
Morgan Farm, LLC	NC	100.0
Morrow Park City Apartments LLC	DE	34.3
Morrow Park City Apartments LLC	DE	65.7
Morrow Park Holding LLC	DE	50.0
My Financial Freedom LLC	DE	100.0
Mylo, LLC	MO	34.2
Nashville Farms, LLC	NC	100.0
National Brand Investors I, LLC	DE	0.0
NC Lincolnshire 624, LLC	DE	100.0
NC Little Rock 642, LLC	DE	100.0
NC Naperville 623, LLC	DE	100.0
NE Lewiston 820, LLC	DE	100.0
New Forum Apartments JV Investors, LLC	DE	10.0
New Forum Owner LLC	DE	100.0
Nextgen Re Holdings, LLC	DE	100.0
Nishhen Denshi Limited	GBR	100.0
Nominee Holding Company, LLC	DE	100.0
North American Company for Life and Health Insurance	IA	100.0
North Carolina Solar III, LLC	NC	100.0


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:24 EST | | 196541 PARTC 27 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Northern Forklift (Scotland) Limited	GBR	100.0
NZC Guggenheim Fund Limited	CYM	0.0
NZC Guggenheim Fund LLC	DE	0.0
NZC Guggenheim Master Fund Limited	CYM	0.0
NZCG Feeder 1, L.P.	CYM	0.0
NZCG Funding LLC	DE	100.0
NZCG Funding Ltd.	CYM	100.0
Optimus Funding Company, LLC	DE	100.0
Orinoco Funding LLC	DE	0.0
Orpheus Funding LLC	DE	0
Orpheus Holdings LLC	DE	0.0
Otter, Inc.	OK	100.0
Parkway Mortgage, Inc.	DE	100.0
Pathfinder Bison Bend, LLC	WY	100.0
Pathfinder Buzzard Bird Ranch, LLC	WY	100.0
Pathfinder Cardwell Access Ranch, LLC	WY	100.0
Pathfinder Cardwell Ranch, LLC	WY	100.0
Pathfinder Dumbell Ranch, LLC	WY	100.0
Pathfinder Land and Ranch Management, LLC	WY	100.0
Pathfinder Miracle Mile Ranch, LLC	WY	100.0
Pathfinder Pathfinder Ranch, LLC	WY	100.0
Pathfinder Perkins Ranch, LLC	WY	100.0
Pathfinder Ranches, LLC	WY	100.0
Pathfinder Renewable Wind Energy, LLC	WY	100.0
Pathfinder Sand Creek, LLC	WY	100.0
Pathfinder Stewart Creek Ranch, LLC	WY	100.0
Pathfinder Sun Ranch, LLC	WY	100.0
Pathfinder Two Iron Ranch, LLC	WY	100.0
Pent House Associates	DE	100.0
Pilar Holdings, LLC	FL	0.0
Pilar Holdings, LLC	FL	0.0
Pilara Lotes II, LLC	DE	100.0
PLIC Holdings, LLC	DE	100.0
PLUS Funding IV, LLC	DE	0.0
PR Holdings Inc.	DE	100.0
Promenade Funding LLC	DE	0.0
Promenade Holdco LLC	DE	0.0



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 LSW baner0ap | 20-Apr-2022 08:24 EST | | 196541 PARTC 28 | 2* |
| MIDLAND ADVISORY RIL | None | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Promenade MM LLC	DE	100.0
Promenade-C 2 LLC	DE	0.0
Property Disposition, Inc.	DE	100.0
PV Project Holdings I, LLC	NC	100.0
PV Project Holdings II, LLC	NC	100.0
PV Project Holdings III, LLC	NC	100.0
PV Project Holdings IV, LLC	NC	90.0
PV Project Holdings IV, LLC	NC	10.0
PV Project Holdings IV, LLC	NC	100.0
PV Project Holdings V, LLC	NC	100.0
PV Project Holdings V, LLC	NC	0.0
PV Project Lessee IV, LLC	NC	1.0
PV Project Lessee V-2015, LLC	DE	0.0
Raeford Farm, LLC	NC	100.0
Red Hill Solar Center, LLC	NC	100.0
Red Toad 1425 A Powatan Road, LLC	NC	100.0
Relationship Funding (Cayman) Ltd.	CYM	100.0
REST, LLC	DE	0.0
Retail Investors III, LLC	DE	0.0
Ridgefield Funding Company, LLC	DE	100.0
Rio Bravo Wind Capital, LLC	DE	100.0
Rio Bravo Wind Holdings, LLC	DE	100.0
Rio Bravo Wind Renewables, LLC	DE	100.0
Rio Bravo Windpower, LLC	DE	100.0
Rockingham Solar, LLC	NC	100.0
Rosales Funding LLC	DE	17.0
Rosales Funding LLC	DE	76.5
Rosales Funding LLC	DE	0.0
Rosales Holdco LLC	DE	0.0
Rydex Holdings, LLC	KS	100.0
SAGE Assets, Inc.	DE	100.0
SAIL 4 Finance, LLC	DE	0.0
SAIL 4 VFN NOTE ISSUER, LLC	DE	0
SAILES 4-O, LLC	DE	0.0
SAILS-3, LLC	DE	0.0
Samarcand Solar Farm, LLC	NC	100.0
Sammons BW, Inc.	DE	100.0
Sammons CAES Holdings, LLC	DE	100.0


| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:24 EST | | 196541 PARTC 29 | 2* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Sammons Capital, Inc.	DE	100.0
Sammons Corporation	DE	100.0
Sammons Distribution Holdings, Inc.	DE	100.0
Sammons Energy Storage Holdings LLC	WY	100.0
Sammons Enterprises, Inc.	DE	100.0
Sammons Equity Alliance, Inc.	DE	100.0
Sammons Financial Group, Inc.	DE	100.0
Sammons Financial Network, LLC	DE	100.0
Sammons Industrial, Inc.	DE	100.0
Sammons Infrastructure, Inc.	DE	100.0
Sammons Institutional Group, Inc.	DE	100.0
Sammons Power Development, Inc.	DE	100.0
Sammons Renewable Energy Canada Holdings Inc.	BC	100.0
Sammons Renewable Energy Holdings, Inc.	DE	100.0
Sammons Securities, Inc.	DE	100.0
Sands Point Funding Ltd.	CYM	0
Sandy Point Capital Company, LLC	DE	100.0
Saratoga (Cayman), Ltd.	CYM	100.0
Saratoga Springs Capital Company, LLC	DE	100.0
SBTree, Inc.	DE	100.0
SC-H Sellersburg 1373, LLC	DE	100.0
SE Napa 1279, LLC	DE	100.0
SE Orangevale 1223, LLC	DE	100.0
SE Sacramento 1224, LLC	DE	100.0
SE Stockton 1394, LLC	DE	100.0
SE Union City 1247, LLC	DE	100.0
Security Investors, LLC	KS	100.0
Serpentine Hydro Power GP Ltd.	BC	100.0
Serpentine Hydro Power LP	BC	99.0
Serpentine Hydro Power LP	BC	0.01
Seven Sticks CLO Ltd.	CYM	0
Seven Sticks, LLC	SC	100.0
SFG Bermuda, LTD	BM	100.0
SFG Tenura, LLC	DE	100.0
Shelby Randolph Road Solar I, LLC	NC	100.0
SID Solar I, LLC	NC	100.0
Silver Sustainable Solutions Corp. (fka GPH Funding I, LLC)	DE	100.0


| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | **20-Apr-2022 08:24 EST** | | **196541 PARTC 30** | **2*** |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | **HMS ESS** | **0C** |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Silver Sustainable Solutions Corp. (fka GPH Funding I, LLC)	DE	79.76
Silverstone Bethesda Owner, LLC	DE	100.0
Silverstone Bethesda, LP	DE	85.0
Silverstone Tysons Owner, LLC	DE	100.0
Silverstone Tysons, LP	DE	85.0
SitePro Rentals, Inc.	DE	100.0
Ski Partners II, LLC	DE	32.8
Ski Partners, LLC	DE	32.7
SLBCA Developer LLC	DE	50.0
SLBCA Developer LLC	DE	50.0
SLBCA Holding LLC	DE	90.0
SLBCA Holding LLC	DE	10.0
SLBCA Tenant LLC	DE	0.001
SLBCA Tenant LLC	DE	99.999
Solberg Reinsurance Company	IA	100.0
Solent Forklift Trucks Limited	GBR	100.0
Soo Line Building City Apartments LLC	DE	85.0
Soo Line Building City Apartments LLC	DE	15.0
South Blacktree Agency, LLC	DE	100.0
Southside Works City Apartments LLC	DE	10.0
Southside Works Holding LLC	DE	50.0
SP Land Company, LLC	DE	80.0
SRE Blocker #1, Inc.	DE	100.0
SRE Blocker #2, Inc.	DE	100.00
SRE Blocker #3, Inc.	DE	100.00
SRE Blocker #4, Inc.	DE	100.0
SRE Blocker #5, Inc.	DE	100.0
SRE Blocker #6, Inc.	DE	100.0
SRE Blocker #7, Inc.	DE	100.0
SRE Blocker #8, Inc.	DE	100.0
SRE DevCo, Inc.	DE	100.0
SRE Focalpoint Holdings, Inc.	DE	100.0
SRE Focalpoint Member, LLC	DE	100.0
SRE Hydro Canada Corp	BC	100.0
SRE Hydro Canada General Services Ltd.	BC	100.0
SRE Hydro DevCo, Inc.	DE	100.0



| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | **20-Apr-2022 08:24 EST** | | **196541 PARTC 31** | **2*** |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** | **MRKD** | **HMS ESS** | **0C** |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
SRE Midway HoldCo LLC	DE	100.00
SRE Midway Member LLC	DE	100.00
SRE OpCo, Inc.	DE	100.0
SRE Solar OpCo, Inc.	DE	100.0
SRE Utility Solar 1, LLC	DE	100.0
SRE Wind OpCo Inc.	DE	100.00
SRE/Franklin Park Focalpoint, LLC	DE	99.5
SRE/Franklin Park Hydro Canada-1, LLC	DE	99.5
SRE/Franklin Park Midway LLC	DE	99.50
SRE/Franklin Park Rio Bravo, LLC	DE	99.50
SRE/Franklin Park Utility Solar 1, LLC	DE	99.5
SRK Holdings, LLC	NC	100.0
Stellar Funding, Ltd.	CYM	0
Stewart Creek Grazing Association, LLC	WY	50.0
Stewart Creek Grazing Association, LLC	WY	50.0
Stonebriar JL Henrietta 1273, LLC	DE	100.0
Stonebridge Investors III, LLC	DE	100.0
Sweetgum Solar, LLC	NC	100.0
Sweetwater River Conservancy Bald and Golden Eagle Bank, LLC	WY	100.0
Sweetwater River Conservancy Greater Sage-Grouse Habitat Bank, LLC	WY	100.0
Sweetwater River Conservancy Wetland Mitigation Bank, LLC	WY	100.0
Sweetwater River Conservancy, LLC	WY	100.0
Sync Storage Solutions, Inc.	DE	100.0
TCFBK Richton Park 866, LLC	DE	100.0
TEK Financial, LLC	DE	99.5
TEK Financial, LLC	DE	0.0
The Liberty Hampshire Capital Company, LLC	DE	100.0
The Liberty Hampshire Company, LLC	DE	100.0
Thomas Creek Capital Corporation	DE	100.0
Thomas Weisel India Opportunity Fund, L.P.	DE	0.0
TLEXP Ellisville 926, LLC	DE	100.0
TLEXP Kansas City 1250, LLC	DE	100.0
TLEXP Overland Park 978, LLC	DE	100.0
TLEXP St. Peters 1200, LLC	DE	100.0
TLEXP St. Peters 899, LLC	DE	100.0



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-240 22.3.29.0	LSW baner0ap	20-Apr-2022 08:24 EST		196541 PARTC 32	2*
MIDLAND ADVISORY RIL	None		DTF	20-Apr-2022 13:11 EST	MRKD	HMS ESS	0C

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Toledo-MNG, LLC	DE	90.6
Toledo-SLS, LLC	DE	90.6
Transparent Value Private Limited	IND	100.0
Transparent Value, L.L.C.	DE	100.0
Two Crosses Grazing Association, LLC	WY	25.0
Two Crosses Grazing Association, LLC	WY	25.0
Two Crosses Grazing Association, LLC	WY	25.0
Two Crosses Grazing Association, LLC	WY	25.0
Ulmus Funding LLC	DE	17
Ulmus Funding LLC	DE	76.5
Ulmus Funding LLC	DE	0.0
Ulmus Holdco LLC	DE	0.0
Valcour Bay Capital Company, LLC	DE	100.0
Van Slyke Solar Center, LLC	NC	100.0
Venice GSTF I, LLC	DE	100.0
VG ECU Holdings LLC	DE	100.0
VG Morrow Park Capital LLC	DE	84.8
VG Morrow Park Capital LLC	DE	15.2
VGH Credit LLC	DE	100.0
VGH/Dallas LLC	DE	70.0
Village Green Communications LLC	DE	100.0
Village Green Holding LLC	DE	100.0
Village Green Management Company LLC	DE	100.0
Village Green Management Company of Illinois LLC	DE	100.0
Village Green Management Company of North Carolina LLC	DE	100.0
Village Green Management Company of Pennsylvania LLC	DE	100.0
Washington Lee Capital Company, LLC	DE	100.0
Washington Morgan Capital Company, LLC	DE	100.0
West Coast QSR Acquisitions, LLC	DE	100.0
White Oak Guggenheim Feeder Fund, LLC	DE	29.2
White Oak Guggenheim Feeder Fund, LLC	DE	0.0
White Plains Capital Company, LLC	DE	100.0
Woodbine Legacy Holdings, LLC	DE	42.1
Woodbine Legacy Holdings, LLC	DE	42.1
Woodbine Legacy Investment Partners, LP	DE	45.7
Woodbine Legacy Pref Partners, LP	DE	42.1



200F7sWHx8I6vmvb#

| **MIDLAND NATIONAL LIF** | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | **20-Apr-2022 08:24 EST** | **196541 PARTC 33** | 6* |
| **MIDLAND ADVISORY RIL** | None | | DTF | **20-Apr-2022 13:11 EST** **MRKD** | HMS ESS | 0C |

Page 1 of 1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Wooden Rifle Grazing Association, LLC	WY	20.0
Wooden Rifle Grazing Association, LLC	WY	20.0
Wooden Rifle Grazing Association, LLC	WY	20.0
Wooden Rifle Grazing Association, LLC	WY	20.0
Wooden Rifle Grazing Association, LLC	WY	20.0
York Road Solar I, LLC	NC	100.0
ZV Solar 3, LLC	NC	100.0

Item 30. Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law. This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission



MIDLAND NATIONAL LIF	Donnelley Financial	FWPLAN-PR16 22.3.29.0	LSW pf_rend	20-Apr-2022 08:16 EST		196541 PARTC 34	6*
MIDLAND ADVISORY RIL	None		DTF	20-Apr-2022 13:11 EST	MRKD	HMS ESS	0C

Page 1 of 1

such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31a. Relationship of Principal Underwriter to Other Investment Companies

In addition to Midland National Life Separate Account C, Sammons Financial Network, LLC, the principal underwriter/distributor of the Registrant, is also the principal underwriter/distributor for variable universal life policies issued through Midland National Life Separate Account A.

Item 31b. Principal Underwriters

The directors and principal officers of Sammons Financial Network, LLC are as follows:

Name and Principal Business Address	Positions and Offices with Sammons Financial Network, LLC
William L. Lowe 8300 Mills Civic Parkway, West Des Moines, IA 50266	President
Holley Taylor 8300 Mills Civic Parkway, West Des Moines, IA 50266	Chief Compliance Officer—Broker Dealer
Arlen Dykhuis 8300 Mills Civic Parkway, West Des Moines, IA 50266	Financial Operations Principal
Brett Agnew 8300 Mills Civic Parkway, West Des Moines, IA 50266	Corporate Secretary
Theresa B. Kuiper One Sammons Plaza Sioux Falls, SD 57196	Associate Vice President

Item 31c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions*	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation**
Sammons Financial Network, LLC	$ 18,928,393	$ 0	$ 0	$ 5,703,165

* Represents commissions paid on the LiveWell Variable Annuity and the Legacy Variable Annuity.
** Represents an underwriting fee paid to Sammons Financial Network, LLC for LiveWell Variable Annuity contract and the Legacy Variable Annuity contract under Separate Account C.

Item 33. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.



200F7sWHx8k@zn216
MIDLAND NATIONAL LIF | Donnelley Financial | FWPLAN-PR16 22.3.29.0 | LSW pf_rend | 20-Apr-2022 08:16 EST | 196541 PARTC 35 | 4*
MIDLAND ADVISORY RIL | None | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C
Page 1 of 1

Item 34. Fee Representation

Midland National Life Insurance Company represents that all fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland National Life Insurance Company.

Section 403(b) Representation

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.



200F7sWHx8IKBT&by

| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:31 EST | | 196541 SIG 1 | 9* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Midland National Life Separate Account C, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of West Des Moines, and State of Iowa, on this twenty ninth day of April, 2022.

BY: MIDLAND NATIONAL LIFE SEPARATE
     ACCOUNT C (REGISTRANT)

BY: MIDLAND NATIONAL LIFE
     INSURANCE COMPANY

Attest: *

               *
               ESFANDYAR E. DINSHAW
               Chairman of the Board

     By: MIDLAND NATIONAL LIFE
           INSURANCE COMPANY (DEPOSITOR)

Attest: *   By: *

               ESFANDYAR E. DINSHAW
               Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title
/s/ * **ESFANDYAR E. DINSHAW**	President, Chairman of the Board of Directors, Chief Executive Officer (Principal Executive Officer)
/S/ * ***DAVID C. ATTAWAY**	Senior Vice President & Chief Financial Officer (Principal Financial & Accounting Officer)
/s/ * *** DARRON K. ASH**	Director
/S/ * **WILLARD BUNN, III**	Director
/S/ * **JAMES RODERICK CLARK**	Director
/S/ * **THOMAS CORCORAN**	Director
/S/ * **GEORGE A. FISK**	Director
/S/ * **WILLIAM D. HEINZ**	Director
/S/ * **HEATHER KREAGER**	Director
/S/ *	Director



MIDLAND NATIONAL LIF	Donnelley Financial	VDI-W10-DPF-240 22.3.29.0	LSW baner0ap	**20-Apr-2022 08:31 EST**		**196541 SIG 1**	**9***
MIDLAND ADVISORY RIL	None		DTF	**20-Apr-2022 13:11 EST**	**MRKD**	HMS ESS	0C

Page 2 of 2

WILLIAM L. LOWE

/S/ *   Director
_____
MICHAEL M. MASTERSON

/S/ *   Director
_____
ROBERT R. TEKOSTE

*BY: /s/Brett Agnew_____   Date: April 29, 2022
     Brett Agnew
     Attorney-in-Fact
     Pursuant to Power of Attorney



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| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-530 22.2.1.0 | LSW vidha0ap | 10-Feb-2022 07:20 EST | | 196541 EXS 1 | 5* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

AND

MIDLAND NATIONAL LIFE INSURANCE COMPANY



| MIDLAND NATIONAL LIF | Donnelley Financial | VDI-W10-DPF-240 22.3.29.0 | LSW baner0ap | 20-Apr-2022 08:34 EST | | 196541 EXIND 1 | 6* |
| MIDLAND ADVISORY RIL | None | | DTF | 20-Apr-2022 13:11 EST | MRKD | HMS ESS | 0C |

Page 1 of 1

EXHIBIT INDEX

Item	Exhibit
27(c)(1)	Distribution Agreement between Sammons Financial Network, LLC and Midland National Life Insurance Company
27(k)(1)	Opinion and Consent of Counsel
27(k)(2)	Power of Attorney
27(l)(1)	Consent of Independent Registered Public Accounting Firm